HIGH PLAINS URANIUM, INC.

ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS OF
HIGH PLAINS URANIUM, INC. TO BE HELD JANUARY 9, 2007

NOTICE OF ANNUAL AND SPECIAL MEETING AND MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO A PROPOSED BUSINESS COMBINATION INVOLVING
HIGH PLAINS URANIUM, INC. AND ENERGY METALS CORPORATION

DECEMBER 7, 2006

This Management Information Circular is being furnished in connection with the solicitation by management of High Plains Uranium, Inc. of proxies to be voted at a special meeting of the securityholders to be held on Tuesday, January 9, 2007. The information contained in this Management Information Circular is effective as of December 7, 2006, unless otherwise specifically stated.

HIGH PLAINS URANIUM, INC.
(“HPU” or the “Corporation”)
1718 Capitol Avenue, Cheyenne, Wyoming, USA 82001

December 7, 2006

TO:

The holders (the “HPU Securityholders”) of common shares of HPU (“HPU Shares”), options to purchase HPU Shares (“HPU Options”) and warrants exercisable into HPU Shares (“HPU Warrants”) (collectively, the HPU Shares, HPU Options and HPU Warrants are the “HPU Securities”).

You are invited to attend an annual and special meeting (the “Meeting”) of HPU Securityholders to be held at the offices of Ogilvy Renault LLP, Suite 3800, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2Z4, at 4:30 p.m. (Toronto time) on Tuesday, January 9, 2007, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of HPU Securityholders. Capitalized terms not defined herein shall have the meaning ascribed thereto in the management information circular attached hereto.

At the Meeting, HPU Securityholders will be asked to approve certain routine matters as well as to consider and vote upon a resolution (“Arrangement Resolution”) to approve the business combination (the “Arrangement”) under the provisions of the Business Corporations Act (New Brunswick) (the “NBBCA”) involving HPU, the HPU Securityholders and Energy Metals Corporation (“EMC”). Pursuant to the Arrangement, the following will occur and will be deemed to occur on the Effective Date and commencing on the Effective Time, in the following order and in each case without any further authorization, act or formality:

(a)

each issued and outstanding HPU Share will be, and will be deemed to be, transferred by the holder thereof to EMC (other than HPU Shares which are held by Dissenting Shareholders who have properly exercised their rights to dissent under the Arrangement) in exchange for the issuance by EMC to such holder of each such HPU Share, that number of EMC Shares as is equal to $1.15 divided by the VWAP of the EMC Shares over the 20 days immediately prior to the Closing Date on which the Toronto Stock Exchange (the “TSX”) was open for trading (the “Exchange Rate”), provided that if the Exchange Rate is less than 0.1613 or greater than 0.2222, the number of EMC Shares to be issued shall be determined as if the Exchange Rate was 0.1613 or 0.2222 respectively, and for all purposes of the Arrangement, the Exchange Rate shall be deemed to be such number;

(b)

upon completion of the exchange pursuant to (a) above, the HPU Share will thereafter be irrevocably transferred to EMC free and clear of all liens, charges, claims and encumbrances and EMC will be deemed to be the legal and beneficial owner thereof;

(c)

no fractional EMC Shares will be issued and any HPU Shareholder who would otherwise receive a fractional EMC Share on completion of the Arrangement will receive that number of EMC Shares as is rounded up to the nearest whole EMC Share;

(d)

any HPU Shares which are held by a Dissenting Shareholder shall be deemed to have been irrevocably transferred to HPU free and clear of all Encumbrances and such HPU Shares thereafter will be, and will be deemed to be, immediately cancelled and, as of the Effective Time, such Dissenting Shareholder shall cease to have any rights as a holder of HPU Shares other than the right to be paid the fair value as described in the Plan of Arrangement;

(e)

the outstanding HPU Options (including HPU Options, which in the case of HPU Options granted under the HPU Stock Option Plan will become fully vested immediately prior to the Effective Time) will be exchanged solely for fully vested EMC Options on the basis that: (i) the number of EMC Options that a holder of HPU Options will be entitled to receive shall be equal to the number of HPU Options of the holder being exchanged for EMC Options multiplied by the Exchange Rate (rounded down to the nearest whole EMC Share); (ii) the exercise price payable by a holder of HPU Options on the exercise of the EMC Options received in the exchange shall be equal to the exercise price of the HPU Options being exchanged divided by the Exchange Rate (rounded up to the nearest whole cent); (iii) where upon Closing a holder of an HPU Option ceases to be eligible to receive options under the EMC Stock Option Plan, the EMC Options exchanged for the HPU Options held by such holder will expire 90 days following the Closing Date; and (iv) subject to (iii) above, the terms and conditions of the EMC Options issued in exchange for HPU Options will be the same as the terms and conditions of such HPU Options (including that all such options will be fully vested), or where such terms and conditions (other than in respect of vesting) are inconsistent with the EMC Stock Option Plan, the term and vesting provisions will be as near to those of such HPU Options as permitted under the EMC Stock Option Plan; and

(f)

the outstanding HPU Warrants will be exchanged solely for EMC Warrants having the same terms and conditions as the HPU Warrants except that: (i) the EMC Warrants will be exercisable to purchase EMC Shares; (ii) the number of EMC Warrants that a holder of HPU Warrants will be entitled to receive shall be equal to the number of HPU Warrants of the holder being exchanged for EMC Warrants multiplied by the Exchange Rate (rounded down to the nearest whole EMC Share); and (iii) the exercise price payable on the exercise of the EMC Warrants shall be equal to the exercise price of the respective HPU Warrants being exchanged divided by the Exchange Rate (rounded up to the nearest whole cent).

Upon completion of the Arrangement, HPU will be a wholly owned subsidiary of EMC. The Arrangement will be subject to various conditions including the approval of the HPU Securityholders, The Court of Queen’s Bench of New Brunswick (the “Court”) and the Toronto Stock Exchange (“TSX”).

For the Arrangement to proceed, it must have the requisite approval of the HPU Securityholders for the Arrangement Resolution, respectively, which is (i) two thirds of all of the votes cast thereon by HPU Securityholders present in person or represented by proxy at the Meeting voting as a single class with each of the HPU Convertible Securityholders entitled to vote on the basis of the number of HPU Shares that they would have had if all of their HPU Convertible Securities were exercised and the resulting HPU Shares issued; and (ii) a majority of the votes cast thereon by HPU Shareholders present in person or represented by proxy at the meeting.

If the requisite securityholder and regulatory approvals are obtained, a final order of the Court approving the Arrangement will be sought following the Meeting.

The Board of Directors of HPU recommends that you vote in favour of the Arrangement.

The accompanying Management Information Circular provides a detailed description of the Arrangement, HPU, EMC and the matters to come before the Meeting. Please give this material your careful consideration, and, if you require assistance, consult your financial, tax or other professional advisor.

It is important that your securities be voted at the Meeting. If you are a registered holder of HPU Securities, whether or not you are able to attend the Meeting, we urge you to complete the enclosed Proxy and return it in the envelope provided so as to reach, or be deposited with HPU's transfer agent and registrar, Equity Transfer & Trust Company (Attention: Proxy Department), 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, no later than forty-eight hours (excluding Saturdays and statutory holidays) prior to the time fixed for the Meeting or any adjournment thereof.

“Thomas H. Parker”
Thomas H. Parker
President & Chief Executive Officer, Director
High Plains Uranium, Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS OF
HIGH PLAINS URANIUM, INC.
(“HPU” or the “Corporation”)

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (the “HPU Securityholders”) of common shares (“HPU Shares”), options to purchase HPU Shares (“HPU Options”) and warrants to acquire HPU Shares (“HPU Warrants”) will be held at the offices of Ogilvy Renault LLP, Suite 3800, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2Z4 on Tuesday, January 9, 2007 at 4:30 p.m. (Toronto time) for the following purposes:

(a)

to consider, pursuant to an interim order of The Court of Queen’s Bench of New Brunswick dated December 5, 2006 (the “Interim Order”), and if thought advisable, to pass, with or without variation, a resolution (the “Arrangement Resolution”), the full text of which is set forth as Appendix “D” to the accompanying Management Information Circular, approving an arrangement (the “Arrangement”) under Section 128 of the Business Corporations Act (New Brunswick) (the “NBBCA”) involving HPU, the HPU Securityholders and Energy Metals Corporation (“EMC”);

(b)	to receive the audited financial statements of the Corporation for the year ended March 31, 2006 together with the auditors' report thereon;

(c)

to consider, and if thought advisable, to pass, with or without variation, a resolution, the full text of which is set forth in Appendix J to the Management Information Circular, approving an amendment to the by-laws of the Corporation of the quorum requirements for the transaction of business at meetings of shareholders;

(d)	to elect the directors of the Corporation for the ensuing year;

(e)	to reappoint KPMG LLP, Chartered Accountants, as the auditors of HPU and to authorize the Board of Directors to fix their remuneration; and

(f)	to transact such other business as may properly come before the Meeting, or any adjournment thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the Management Information Circular accompanying this notice.

HPU Securityholders who are not HPU Shareholders are only entitled to vote on the Arrangement Resolution. HPU Shareholders are entitled to vote on all matters coming before the meeting.

The Board of Directors of HPU have fixed the close of business on December 8, 2006 as the Record Date for the determination of HPU Securityholders entitled to receive notice of the Meeting.

Only HPU Securityholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof, except that a transferee of HPU Securities after such Record Date may, not later than 10 days before the Meeting, establish the right to vote by providing evidence of ownership of such HPU Securities and requesting that the transferee’s name be placed on the voting list in place of the transferor.

If you are a registered holder of HPU Securities and are unable to attend the Meeting or any adjournment thereof in person, please complete, sign and mail the enclosed Proxy to Equity Transfer & Trust Company (Attention: Proxy Department), 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, no later than forty-eight hours (excluding Saturdays, Sundays and statutory holidays) prior to the time of the Meeting or any adjournment thereof.

If you are an unregistered HPU Securityholder and receive these materials through your broker or through another intermediary, please complete and return the Proxy provided to you in accordance with the instructions provided in the materials provided by such broker or other intermediary.

-i-

Pursuant to the Interim Order, registered HPU Shareholders have been granted the right to dissent in respect of the Arrangement Resolution, and if the Arrangement becomes effective, to be paid the fair value of their HPU Shares in accordance with the provisions of section 131 of the NBBCA, as modified by the Interim Order. The dissent procedure requires that a HPU Shareholder who wishes to dissent must be a registered HPU Shareholder and must provide HPU with a written objection on the Arrangement Resolution, delivering the written objection on the Arrangement Resolution to High Plains Uranium, Inc., c/o Stewart, McKelvey, Brunswick House, 44 Chipman Hill, Suite 1000, P.O. Box 7289, Postal Station A, Saint John, NB, Canada E2L 4S6, facsimile number – (506) 652-1989, Attention: Paul Smith, no later than 4:00PM (Toronto time) on the business day immediately preceding the Meeting, or any adjournment or postponement thereof. The right to dissent is described in greater detail in the Management Information Circular. The text of the Interim Order and section 131 of the NBBCA are set forth in Appendices “D” and “I” respectively, to the Management Information Circular.

Failure to strictly comply with the requirements set forth in the NBBCA, as modified by the Interim order, may result in the loss of any right to dissent.

DATED at the City of Toronto, in the Province of Ontario as of this 7th day of December, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“Thomas H. Parker”
Thomas H. Parker
President & Chief Executive Officer, Director

- ii -

- iii -

APPENDIX “A” – ARRANGEMENT RESOLUTION

APPENDIX “B” – ARRANGEMENT AGREEMENT

APPENDIX “C” – NOTICE OF APPLICATION

APPENDIX “D” – INTERIM ORDER

APPENDIX “E” – INFORMATION CONCERNING ENERGY METALS CORPORATION

APPENDIX “F” – AUDIT COMMITTEE CHARTER

APPENDIX “G” – PRO FORMA FINANCIAL STATEMENTS

APPENDIX “H” – FAIRNESS OPINION

APPENDIX “I” – DISSENT RIGHTS: SECTION 131 OF THE BUSINESS CORPORATIONS ACT (NEW BRUNSWICK)

APPENDIX “J” – BY-LAW AMENDMENT RESOLUTION

- iv -

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS OF HIGH PLAINS URANIUM, INC.
TO BE HELD TUESDAY, JANUARY 9, 2007

INTRODUCTION

This Management Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of High Plains Uranium, Inc. for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or other matters to be considered at the Meeting other than those contained in this Management Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. This Management Information Circular does not constitute an offer to sell securities, a solicitation of an offer to purchase securities or the solicitation of a proxy by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Management Information Circular nor any distribution of the securities referred to in this Management Information Circular shall, under any circumstance, create an implication that there has been no change in the information set forth therein since the date of this Management Information Circular.

All summaries of, and reference to, the Arrangement in this Management Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached as Appendix “B” and Schedule 1 to Appendix “B” respectively, to this Management Information Circular. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

All capitalized terms in this Management Information Circular not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Management Information Circular is given as of December 7, 2006, unless specifically stated otherwise.

INFORMATION FOR UNITED STATES SHAREHOLDERS

HPU Securityholders in the United States should be aware that Canadian requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the U.S. Exchange Act. EMC began trading on the NYSE Arca, Inc. on November 29, 2006 under the symbol “EMU”. EMC’s shares are also listed and traded on the Toronto Stock Exchange under the symbol “EMC”. The financial statements for HPU and certain pro-forma and historical financial information included herein have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and thus are not comparable in all respects to financial statements and pro-forma and historical financial information of United States companies.

The EMC Securities to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(l0) thereof. The U.S. Securities Act imposes limitations on the resale of EMC Shares issued pursuant to the Arrangement to persons who were “affiliates” of EMC or HPU before the Arrangement or of EMC after the Arrangement. Please see “The Arrangement — Other Matters — Resale of EMC Shares — United States” in this Management Information Circular.

HPU Securityholders should be aware that the Arrangement and the ownership of securities of EMC and HPU may have material tax consequences in the United States. Please see “The Arrangement – Tax Matters – Certain U.S. Tax Considerations” below.

HPU Securityholders resident in the United States are advised to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Enforcement by HPU Securityholders of civil liabilities under United States securities laws may be affected adversely by the fact that EMC and HPU are organized under the laws of a jurisdiction outside the United States, that some or all of their officers and directors are residents of countries other than the United States, that some of the experts named in this Management Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of EMC and HPU and such persons may be located outside the United States.

The EMC Securities to be issued in connection with the Arrangement have not been approved or disapproved by the SEC or securities regulatory authorities of any state of the United States, nor has the SEC or the securities regulatory authorities of any state of the United States passed on the adequacy or accuracy of this Management Information Circular. Any representation to the contrary is a criminal offence.

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this Management Information Circular. Terms and abbreviations used in the other Appendices to this Management Information Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“Agreement Date” means the effective date of the Arrangement Agreement, being November 13, 2006.

“Applicable Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, governmental entity or statutory body applicable to a person or its business, undertaking, property or securities.

“Arrangement” means the arrangement under the provisions of Section 128 of the NBBCA involving , HPU, EMC and the HPU Securityholders on the terms and conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the Plan of Arrangement or provisions of the Arrangement Agreement or made at the direction of the Court in the Interim Order or the Final Order.

“Arrangement Agreement” means the arrangement agreement effective as of the Agreement Date between HPU and EMC, pursuant to which HPU and EMC have proposed to implement the Arrangement, a copy of which is annexed as Appendix “B” to this Management Information Circular, including any amendments thereto.

“Arrangement Resolution” means the special resolution of HPU Securityholders, voting at the Meeting, approving the Plan of Arrangement as required by Applicable Laws and in accordance with the Interim Order, to be substantially in the form and content of Appendix A of to this Management Information Circular.

“BCBCA” means the Business Corporations Act (British Columbia), S.B.C. 2002, c.57, including the regulations promulgated thereunder.

“Board of Directors” means the board of directors of HPU.

“Beneficial Holders” means HPU Securityholders who do not hold HPU Securities in their own names.

“Business Day” means a day on which banks are generally open for the transaction of commercial business in Toronto, Ontario, Saint John, New Brunswick and Vancouver, British Columbia, but does not in any event include a Saturday, a Sunday or a statutory holiday under Applicable Laws.

“Closing” means the completion of the Arrangement which shall be at the offices of Morton & Company at Suite 1200 – 750 West Pender Street, Vancouver B.C. on the second Business Day after the day in which the conditions contained in Article 5 of the Arrangement Agreement have been satisfied or waived, or at such other time or on such other date as the Parties may mutually agree upon and each Party shall deliver to the other Party: (a) the documents required or contemplated to be delivered by it hereunder to complete the Arrangement and the other transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the Arrangement becoming effective; and (b) written confirmation as to the satisfaction or waiver of all of the conditions in its favour contained in this Agreement.

“Court” means The Court of Queen’s Bench of New Brunswick.

“Director” means the Director of Companies appointed pursuant to section 184 of the NBBCA.

“Disclosure Letter” means the letters of HPU or EMC, as the case may be, delivered to the other party prior to the execution of the Arrangement Agreement, which sets forth, as at the date of the Arrangement Agreement, items that qualify, to the extent specified therein, a correspondingly referenced representation or warranty made by that party, covenant given by that party, or other provision under the Arrangement Agreement.

“Dissent Notice” means the written objection to the Arrangement Resolution provided by a Dissenting Shareholder to HPU in accordance with the Dissent Procedure.

“Dissent Procedures” means the procedure by which a Dissenting Shareholder exercises its Dissent Right.

“Dissent Rights” means the right of a HPU Shareholder pursuant to the Interim Order, to dissent to the Arrangement Resolution and to be paid the fair value of the HPU Shares in respect of which the holder dissents, all in accordance with section 131 of the NBBCA subject to and as modified by the Interim Order, and as described in this Management Information Circular.

“Dissenting Shareholder” means a registered holder of HPU Shares who has properly exercised its Dissent Rights in strict compliance with the Dissent Procedures and has not withdrawn or been deemed to have withdrawn such Dissent Rights.

“Effective Date” means the date upon which the Plan of Arrangement becomes effective, as defined in the Arrangement Agreement, and in accordance with the provisions of the NBBCA and the terms of the Final Order.

“Effective Time” means the time on the Effective Date at which the Plan of Arrangement becomes effective in accordance with the NBBCA.

“EMC” means Energy Metals Corporation, a corporation existing under provisions of the BCBCA.

“EMC Options” means options of EMC, exercisable to purchase EMC Shares, and governed by the terms of the EMC Stock Option Plan.

“EMC Shares” means the common shares in the capital of EMC, as presently constituted.

“EMC Stock Option Plan” means EMC’s stock option plan dated November 26, 2004.

“EMC Warrants” means warrants of EMC exercisable to purchase EMC Shares issued pursuant to the Arrangement.

“Encumbrance” (and any grammatical variation thereof) includes any mortgage, pledge, assignment, charge, lien, claim, hypothec, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing, and shall exclude any encumbrance for the direct benefit of EMC.

“Exchange Agent” means Computershare Investor Services Inc. located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

“Fairness Opinion” means the fairness opinion dated September 26, 2006 prepared by Westwind Partners Inc. entitled “A Fairness Opinion Regarding the Proposed Acquisition of All of the Shares of High Plains Uranium, Inc. by Energy Metals Corp.”

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended or modified by the highest court which hears an appeal in respect of such order at any time prior to the Effective Date.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“HPU” or the “Corporation” means High Plains Uranium, Inc., a corporation existing under the provisions of the NBBCA.

“HPU Certificate” means a certificate evidencing a HPU Share or a HPU Convertible Security.

“HPU Convertible Securities” means the securities of HPU that are convertible or exercisable or otherwise give the holder the right to acquire HPU Shares or other securities of HPU, including without limitation, the HPU Warrants and HPU Options, all of which are listed in the Disclosure Letter of HPU.

“HPU Convertible Securityholders” means holders of HPU Convertible Securities.

“HPU Escrow Agreement” means the escrow agreement dated November 28, 2005.

“HPU Options” means options to purchase HPU Shares issued pursuant to the HPU Stock Option Plan to Persons and in the amounts set out in the HPU Disclosure Letter.

“HPU Optionholders” means the holders of the HPU Options.

“HPU Securityholders” means collectively, the HPU Shareholders and HPU Convertible Securityholders.

“HPU Shareholders” means the holders of HPU Shares.

“HPU Shares” means the common shares in the share capital of HPU, as presently constituted, and includes any common shares of HPU issued after the date hereof upon the exercise of outstanding HPU Convertible Securities.

“HPU Warrants” means warrants of HPU exercisable for HPU Shares.

“In Situ Leach” or “ISL” means the removal of the valuable components of a mineral deposit without physical extraction of the rock. The orebody must be permeable to the leach solutions and situated such that ground water in proximity will not be contaminated by mining operations.

“Income Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder.

“Interim Order” means the interim order of the Court, as such order may be amended, made in connection with the Arrangement and the holding of the Meeting.

“Laws” means all applicable laws (including common law), statutes, regulations, statutory rules, orders, ordinances, and the terms and conditions of any approvals, licences or judgements of any applicable published notes and policies of any Governmental Entity, and the term “applicable”, with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and that emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

“Letter of Transmittal” means the letters of transmittal, for use by HPU Securityholders providing for delivery of the HPU Certificates to the Exchange Agent.

“Management Designees” means those individuals named as management designees in the accompanying Proxy.

“Management Information Circular” means the Notice of Meeting and Management Information Circular of HPU to be mailed to the HPU Securityholders in connection with the holding of the Meeting and, inter alia, the approval of the Arrangement Resolution.

“Material Adverse Change”, means any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights or liabilities, whether contractual or otherwise, of a party which is materially adverse to the business, operations or financial condition of such party, other than a change or effect (i)

which arises out of a matter that has been disclosed in writing to the other party prior to the other party entering into the Arrangement Agreement, (ii) resulting from conditions affecting the mining industry in the jurisdictions in which such party holds its assets, taken as a whole, or (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including, without limitation, the price of uranium) in Canada, the United States or elsewhere.

“Material Adverse Effect” means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of HPU or EMC but “Material Adverse Effect” shall not include an effect resulting from any of the matters referred to in subparagraphs (i), (ii) or (iii) of the definition of “Material Adverse Change” above.

“Meeting” means the meeting of the HPU Securityholders, including any and all adjournments and postponements thereof, called and to be held in accordance with the Interim Order and the Arrangement Agreement for the purpose of considering, among other things, and, if thought fit, approving the Arrangement Resolution.

“Meeting Materials” means the notice of the Meeting and the management information circular, including all schedules thereto, together with the proxies and all other materials to be mailed to HPU Securityholders in connection with the Meeting, as any of the foregoing may be amended or supplemented from time to time.

“NBBCA” means the Business Corporations Act (New Brunswick), S.N.B. 1981, c.B.91, including the regulations promulgated thereunder.

“Notice of Application” means the notice of application by HPU to the Court for the Final Order, which accompanies this Management Information Circular.

“Notice of Meeting” means the notice of the Meeting.

“Ordinary Resolution” means a resolution passed by a majority of votes cast by the securityholders who voted in respect of the resolution.

“Person” includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Entity.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule B to the Arrangement Agreement and any amendments or variations made thereto in accordance with the Arrangement Agreement, the Plan of Arrangement or made at the direction of the Court.

“Record Date” means the record date for the Meeting being December 8, 2006.

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that an arrangement may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entity including compliance with the “blue sky” or other applicable securities law of any U.S. state where holders of HPU Shares or HPU Options reside.

“SEC” means the United States Securities and Exchange Commission.

“Stock Option Plan” means the stock option plan of the Corporation.

“Subsidiaries” means the subsidiaries of HPU as defined in the Arrangement Agreement.

“TSX” means the Toronto Stock Exchange Inc.

“U.S.”, “United States” or “USA” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“VWAP” means the volume weighted average trading price of the EMC Shares on the TSX, calculated by dividing the total value by the total volume of securities traded for the relevant period, and for the purposes hereof will be as provided by the TSX for such relevant period, or in the absence thereof, as provided by TSX Datalinx.

“Warrant Agent” means Equity Transfer & Trust Company located at 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1.

“Warrant Indenture” means the warrant indenture dated as of November 28, 2005 between the Corporation and the Warrant Agent.

Words importing the singular number may include the plural and vice versa and words importing any gender include all genders.

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

All dollar amounts set forth in this Management Information Circular and the Appendices attached hereto are in Canadian dollars, except where otherwise indicated. The financial statements of the Corporation are reported in United States (“US”) dollars, except where noted, and have been prepared in accordance with Canadian GAAP.

Unless otherwise indicated, where Canadian dollar amounts are accompanied by a U.S. dollar equivalent, the rate of exchange utilized is the noon buying rate as disclosed below on November 15, 2006.

CANADIAN DOLLAR RATE OF EXCHANGE INFORMATION

The following table sets forth the rate of exchange for the Canadian dollar at the end of the five most recent calendar years, the average rates for the period, the range of high and low rates and the closing rate for the period. The data for each of the last six months is also disclosed.

For the purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one United States dollar.

Canadian dollar per US dollar	Average	High	Low	Close
December (up to December 7, 2006)	1.1453	1.1482	1.1415	1.1445
November 2006	1.1359	1.1474	1.1275	1.1413
October 2006	1.1285	1.1384	1.1154	1.1227
September 2006	1.1161	1.1272	1.1052	1.1151
August 2006	1.1182	1.1312	1.1066	1.1066
July 2006	1.1294	1.1415	1.1112	1.1309
June 2006	1.1137	1.1241	1.0991	1.1150
May 2006	1.1100	1.1232	1.0989	1.1027
April 2006	1.1441	1.1718	1.1203	1.1203
March 2006	1.1573	1.1722	1.1320	1.1670

Fiscal Years Ended:
December 31, 2005	1.2115	1.2703	1.1507	1.1656
December 31, 2004	1.3017	1.3970	1.1775	1.2034
December 31, 2003	1.4008	1.5750	1.2923	1.2923
December 31, 2002	1.5704	1.6128	1.5108	1.5800
December 31, 2001	1.5485	1.6023	1.4933	1.5925

On August 14, 2006, the last trading prior to the initial date of announcement of the proposed Arrangement, the rate of exchange for US$1.00 expressed in Canadian dollars, is $1.1240. On November 15, 2006, the rate of exchange was US$1.00 = $1.1389.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Management Information Circular, including all Appendices attached hereto and all documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Management Information Circular are forward-looking statements, including, without limitation, statements regarding HPU’s or EMC’s future financial position, business strategy, proposed acquisitions, budgets, litigation, project costs and plans and objectives of management for future operations. Many of these statements can be identified by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. HPU, and, where applicable, EMC, cannot guarantee you that the plans, intentions or expectations upon which these forward-looking statements are based will occur. These forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Management Information Circular. Although HPU believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that these expectations will prove to be correct. Some of the risks which could affect HPU’s and EMC’s future results and could cause the results to differ materially from those expressed in these forward-looking statements include: the impact of general economic conditions in Canada and the United States; industry conditions, including fluctuations in the price of uranium; the impact of governmental regulation of the mining industry, including environmental regulation; fluctuations in foreign exchange or interest rates; stock market volatility; the need to obtain required approvals from regulatory authorities; the impact of competition; difficulties encountered during the exploration for and production of uranium; variations in production and problems inherent to the marketability of uranium; and the uncertainty inherent in attracting capital.

The information set forth under the headings “Information Concerning HPU - Risk Factors” and in Appendix “E” of this Management Information Circular, identifies additional factors that could affect HPU’s and EMC’s respective operations, results and performance. HPU Securityholders should carefully consider these factors.

Any forward-looking statements are expressly qualified in their entirety by this cautionary statement. Moreover, neither HPU and EMC nor anyone else assumes responsibility for the accuracy or completeness of any forward-looking statements. The forward-looking statements included in this Management Information Circular are made as of the date of this Management Information Circular and HPU and EMC undertake no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise. The HPU Securityholders and the EMC Shareholders should not place undue reliance on forward-looking statements.

SUMMARY OF MANAGEMENT INFORMATION CIRCULAR

The following is a summary of certain information contained elsewhere in this Management Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Management Information Circular or in the Appendices hereto. Terms with initial capital letters used in this Summary are defined in the “Glossary of Terms” or in Appendix “E”, as applicable. In this summary, all dollar amounts are in Canadian dollars unless otherwise indicated.

The Meeting

The Meeting will be held on Tuesday, January 9, 2007, at 4:30 p.m. (Toronto time), at the offices of Ogilvy Renault LLP, Suite 3800, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2Z4, for the purpose of approving routine matters and considering, the Arrangement Resolution approving the Arrangement.

Parties to the Arrangement

High Plains Uranium, Inc. (“HPU”) is a TSX listed Canadian company which is engaged in the acquisition and exploration of previously explored uranium properties focussing on the States of Wyoming and Texas.

Energy Metals Corporation (“EMC”) is a publicly traded corporation which is engaged in the acquisition and development of uranium assets in the United States. EMC is targeting advanced uranium prospective properties in the States of Wyoming, Texas and New Mexico that are amenable to ISL. EMC is also actively advancing other conventional mining opportunities for uranium properties in the States of Utah, Nevada, Oregon, Colorado, New Mexico and Arizona.

Background to and Reasons for the Arrangement

EMC first expressed interest in acquiring HPU in early May of 2006. There were sporadic discussions until July 28th when the two companies met. At that time, EMC made a formal offer to acquire HPU in an all stock offer. Negotiations continued for the next two weeks until the letter of intent described below was signed.

On August 15, 2006, HPU and EMC signed a letter of intent (the “Letter of Intent”) to effect the business combination of HPU and EMC (the “Business Combination”). Pursuant to the letter of intent, it was agreed that the acquisition would be structured in the most advantageous manner for both parties, giving consideration to tax and regulatory implications.

The Board of Directors of HPU retained Westwind Partners Inc. (“Westwind”) to provide the Fairness Opinion. Pursuant to the terms of engagement, Westwind agreed to consider the fairness, from a financial point of view, of the Arrangement to the HPU Shareholders. EMC and HPU, with the assistance of their respective legal and financial advisors, proceeded to negotiate the terms of the Arrangement Agreement.

Westwind provided the Fairness Opinion dated September 26, 2006, to the Board of Directors of HPU (the “Board of Directors”). The Board of Directors (i) has determined that the proposed Arrangement is in the best interests of HPU and the HPU Securityholders; (ii) has resolved to recommend that HPU Securityholders vote in favour of the Arrangement Resolution; and (iii) has authorized the negotiation, entering into and execution of the Arrangement Agreement.

A convertible secured debenture in the amount of $8,000,000 was issued to EMC on September 7, 2006. The convertible secured debenture is not transferable, has a 36 month term and pays interest semi-annually. The debenture is convertible at the option of EMC at any time six months after the issue date, and in certain other circumstances upon a change of control of HPU, at a conversion price of $0.93 per HPU Share. HPU does not have the right to repay the principal amount before the maturity of the debenture. The obligations of HPU under the debenture are secured against the assets of HPU and its U.S. operating subsidiary. Please see “Information concerning High Plains Uranium, Inc. – Description of Securities”.

On November 13, 2006, the parties executed the Arrangement Agreement in connection with the Business Combination containing the definitive terms of the proposed transaction. On November 29, 2006, the Board of Directors approved this Management Information Circular and the application to the Court for the Interim Order.

Description of the Arrangement

On August 15, 2006, HPU and EMC entered into a Letter of Intent pursuant to which EMC agreed to acquire all of the issued and outstanding securities of HPU. On November 13, 2006, HPU and EMC entered into the Arrangement Agreement, which supersedes the Letter of Intent. The Arrangement Agreement provides for the implementation of the Business Combination. The description in this Management Information Circular of the Arrangement and the Arrangement Agreement is a summary only and is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Plan of Arrangement.

Pursuant to the Arrangement, the following will occur and will be deemed to occur on the Effective Date and commencing on the Effective Time, in the following order and in each case without any further authorization, act or formality:

(a)

each issued and outstanding HPU Share will be, and will be deemed to be, transferred by the holder thereof to EMC (other than HPU Shares which are held by Dissenting Shareholders who have properly exercised their rights to dissent under the Arrangement) in exchange for the issuance by EMC to such holder of each such HPU Share, that number of EMC Shares as is equal to the Exchange Rate, provided that if the Exchange Rate is less than 0.1613 or greater than 0.2222, the number of EMC Shares to be issued shall be determined as if the Exchange Rate was 0.1613 or 0.2222 respectively, and for all purposes of the Arrangement, the Exchange Rate shall be deemed to be such number;

(b)

upon completion of the exchange pursuant to (a) above, the HPU Share will thereafter be irrevocably transferred to EMC free and clear of all liens, charges, claims and encumbrances and EMC will be deemed to be the legal and beneficial owner thereof;

(c)

no fractional EMC Shares will be issued and any HPU Shareholder who would otherwise receive a fractional EMC Share on completion of the Arrangement will receive that number of EMC Shares as is rounded up to the nearest whole EMC Share;

(d)

any HPU Shares which are held by a Dissenting Shareholder shall be deemed to have been irrevocably transferred to HPU free and clear of all Encumbrances and such HPU Shares thereafter will be, and will be deemed to be, immediately cancelled and, as of the Effective Time, such Dissenting Shareholder shall cease to have any rights as a holder of HPU Shares other than the right to be paid the fair value as described in the Plan of Arrangement;

(e)

the outstanding HPU Options (including HPU Options, which in the case of HPU Options granted under the HPU Stock Option Plan will become fully vested immediately prior to the Effective Time) will be exchanged solely for fully vested EMC Options on the basis that: (i) the number of EMC Options that a holder of HPU Options will be entitled to receive shall be equal to the number of HPU Options of the holder being exchanged for EMC Options multiplied by the Exchange Rate (rounded down to the nearest whole EMC Share); (ii) the exercise price payable by a holder of HPU Options on the exercise of the EMC Options received in the exchange shall be equal to the exercise price of the HPU Options being exchanged divided by the Exchange Rate (rounded up to the nearest whole cent); (iii) where upon Closing a holder of an HPU Option ceases to be eligible to receive options under the EMC Stock Option Plan, the EMC Options exchanged for the HPU Options held by such holder will expire 90 days following the Closing Date; and (iv) subject to (iii) above, the terms and conditions of the EMC Options issued in exchange for HPU Options will be the same as the terms and conditions of such HPU Options (including that all such options will be fully vested), or where such terms and conditions (other than in respect of vesting) are inconsistent with the EMC Stock Option Plan, the term and vesting provisions will be as near to those of such HPU Options as permitted under the EMC Stock Option Plan; and

(f)

the outstanding HPU Warrants will be exchanged solely for EMC Warrants having the same terms and conditions as the HPU Warrants except that: (i) the EMC Warrants will be exercisable to purchase EMC Shares; (ii) the number of EMC Warrants that a holder of HPU Warrants will be entitled to receive shall be equal to the number of HPU Warrants of the holder being exchanged for EMC Warrants multiplied by the Exchange Rate (rounded down to the nearest whole EMC Share); and (iii) the exercise price payable on the exercise of the EMC Warrants shall be equal to the exercise price of the respective HPU Warrants being exchanged divided by the Exchange Rate (rounded up to the nearest whole cent).

The Arrangement will be subject to various conditions including the approval of the HPU Securityholders, the Court and the TSX. Upon completion of the Arrangement, HPU will be a wholly owned subsidiary of EMC, and all of the HPU Shares will be deemed to be exchanged for EMC Shares.

No fractional EMC Shares will be issued pursuant to the Arrangement and any HPU Shareholder who would otherwise receive a fractional EMC Share on completion of the Arrangement will only receive that number of the EMC Shares as is rounded up to the nearest whole EMC Share.

The respective obligations of EMC and HPU to complete the transactions contemplated by the Arrangement Agreement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. If the Arrangement is approved by the HPU Securityholders, the Final Order is obtained, and all of the conditions to completion of the Arrangement are fulfilled or waived, the Arrangement will take effect on the Effective Date.

Pursuant to the Interim Order, registered HPU Shareholders have been granted the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their HPU Shares in accordance with the provisions of section 131 of the NBBCA, as modified by the Interim Order. For a more detailed description of the rights of dissent, please see “The Arrangement - Right of Dissent”.

Benefits of the Arrangement

The HPU Board of Directors and the management of HPU believe that the Arrangement is in the best interests of HPU and the HPU Securityholders and that the Arrangement provides a number of benefits including:

(a)

a larger property asset base with greater financial resources that will enable the combined company to more effectively undertake the acquisition and exploration of the companies combined uranium interests;

(b)	synergies in exploration, development and construction that will likely be realized with the projects under the control of one company;

(c)	enhanced technical and financial expertise of the proposed management and Board of Directors of the combined company;

(d)	the participation of the HPU Securityholders in a number of advanced uranium exploration projects of EMC by way of their ownership in the combined company;

(e)	increased ability to finance ongoing exploration and development programs;

(f)	the expected increased liquidity for the HPU Securityholders; and

(g)	cost savings in the reduction of overhead required for managing separate public companies.

Effect of the Arrangement

If the Arrangement Resolution is passed and all of the procedural steps necessary to closing of the Arrangement are completed, the following shall occur and shall be deemed to occur on the Effective Date and commencing at the Effective Time in the following order and in each case without any authorization, act or formality,

(a)

each issued and outstanding HPU Share will be, and will be deemed to be, transferred by the holder thereof to EMC (other than HPU Shares which are held by Dissenting Shareholders who have properly exercised their rights to dissent under the Arrangement) in exchange for the issuance by EMC to such holder of each such HPU Share, that number of EMC Shares as is equal to the Exchange Rate, provided that if the Exchange Rate is less than 0.1613 or greater than 0.2222, the number of EMC Shares to be issued shall be determined as if the Exchange Rate was 0.1613 or 0.2222 respectively, and for all purposes of the Arrangement, the Exchange Rate shall be deemed to be such number;

(b)

upon completion of the exchange pursuant to (a) above, the HPU Shares will thereafter be irrevocably transferred to EMC free and clear of all liens, charges, claims and encumbrances and EMC will be deemed to be the legal and beneficial owner thereof;

(c)

no fractional EMC Shares will be issued and any HPU Shareholder who would otherwise receive a fractional EMC Share on completion of the Arrangement will receive that number of EMC Shares as is rounded up to the nearest whole EMC Share;

(d)

any HPU Shares which are held by a Dissenting Shareholder shall be deemed to have been irrevocably transferred to HPU free and clear of all Encumbrances and such HPU Shares thereafter will be, and will be deemed to be, immediately cancelled and, as of the Effective Time, such Dissenting Shareholder shall cease to have any rights as a holder of HPU Shares other than the right to be paid the fair value as described in the Plan of Arrangement;

(e)

the outstanding HPU Options (including HPU Options, which in the case of HPU Options granted under the HPU Stock Option Plan will become fully vested immediately prior to the Effective Time) will be exchanged solely for fully vested EMC Options on the basis that: (i) the number of EMC Options that a holder of HPU Options will be entitled to receive shall be equal to the number of HPU Options of the holder being exchanged for EMC Options multiplied by the Exchange Rate (rounded down to the nearest whole EMC Share); (ii) the exercise price payable by a holder of HPU Options on the exercise of the EMC Options received in the exchange shall be equal to the exercise price of the HPU Options being exchanged divided by the Exchange Rate (rounded up to the nearest whole cent); (iii) where upon Closing a holder of an HPU Option ceases to be eligible to receive options under the EMC Stock Option Plan, the EMC Options exchanged for the HPU Options held by such holder will expire 90 days following the Closing Date; and (iv) subject to (iii) above, the terms and conditions of the EMC Options issued in exchange for HPU Options will be the same as the terms and conditions of such HPU Options (including that all such options will be fully vested), or where such terms and conditions (other than in respect of vesting) are inconsistent with the EMC Stock Option Plan, the term and vesting provisions will be as near to those of such HPU Options as permitted under the EMC Stock Option Plan; and

(f)

the outstanding HPU Warrants will be exchanged solely for EMC Warrants having the same terms and conditions as the HPU Warrants except that: (i) the EMC Warrants will be exercisable to purchase EMC Shares; (ii) the number of EMC Warrants that a holder of HPU Warrants will be entitled to receive shall be equal to the number of HPU Warrants of the holder being exchanged for EMC Warrants multiplied by the Exchange Rate (rounded down to the nearest whole EMC Share); and (iii) the exercise price payable on the exercise of the EMC Warrants shall be equal to the exercise price of the respective HPU Warrants being exchanged divided by the Exchange Rate (rounded up to the nearest whole cent).

As of November 15, 2006, assuming there are no Dissenting Shareholders and prior to the exercise of any EMC Options, EMC Warrants, HPU Options and HPU Warrants, there will be approximately a minimum of 74,633,303 and up to a maximum of 77,666,585 EMC Shares outstanding, after giving effect to the Arrangement, on a non-diluted basis. Current EMC Shareholders will hold approximately 66,599,339 EMC Shares, on a non-diluted basis, immediately following completion of the Arrangement, representing approximately a minimum of 89.2% or a maximum of 85.8% of the issued and outstanding EMC Shares (non-diluted). Current HPU Shareholders will hold approximately a minimum of 8,033,964 and up to a maximum of 11,067,246 EMC Shares (on a non-diluted basis)

immediately following completion of the Arrangement, representing approximately 10.8% and 14.2%, respectively, of the issued and outstanding EMC Shares (non-diluted). The foregoing information is approximate due to the rounding of fractional shares pursuant to the Arrangement. Please see "The Arrangement – Plan of Arrangement – Effect of the Arrangement" in this Management Information Circular.

The Arrangement Agreement

EMC and HPU have entered into the Arrangement Agreement, which provides for implementation of the Arrangement pursuant to Section 128 of the NBBCA. The Arrangement Agreement contains representations and warranties of and from each of EMC and HPU, covenants (including restrictions on interim operations and other matters), and various conditions precedent, with respect to each of HPU and EMC, to the implementation of the Arrangement. Please see “The Arrangement – Plan of Arrangement – The Arrangement Agreement”.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 128 of the NBBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by the HPU Securityholders in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement; and

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party.

Securityholder Approvals

The Interim Order provides that the Arrangement Resolution shall have the requisite approval of the HPU Securityholders for the Resolution, respectively, as follows:

(a)

two thirds of all of the votes cast thereon by HPU Securityholders present in person or represented by proxy at the Meeting voting as a single class with each of the HPU Convertible Securityholders entitled to vote on the basis of the number of HPU Shares that they would have had if all of their HPU Convertible Securities were exercised and the resulting HPU Share issued; and

(b)	a majority of the votes cast thereon by HPU Shareholders present in person or represented by proxy at the meeting.

Please see “The Arrangement – Plan of Arrangement – Procedure for the Arrangement to Become Effective” in this Management Information Circular. Please also see Appendix “A” to this Management Information Circular for the full text of the Arrangement Resolution.

Court Approval

The Arrangement requires Court approval under the NBBCA. On December 5, 2006, HPU obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix “D” to this Management Information Circular.

Subject to the terms of the Arrangement Agreement and to the Arrangement Resolution being approved at the Meeting in the manner required by the Interim Order, HPU will make application to the Court for the Final Order at the Court of Queen’s Bench of New Brunswick, 110 Charlotte Street, Saint John, New Brunswick, on January 11, 2007, at 12:30 p.m. (Saint John time) or as soon thereafter as counsel may be heard. Any HPU Securityholder or other interested party who wishes to participate in or be represented at the hearing may do so, subject to filing with the Court and serving notice on HPU’s Counsel, Stewart McKelvey, 44 Chipman Hill, Suite 1000, Saint John, New

Brunswick, Canada E2L 4S6, Attention: Stephen J. Hutchison, on or before 5:00 p.m. (Saint John time) at least four days prior to the date set for the hearing of the Final Order, together with any evidence or materials which are to be presented to the Court, setting out the HPU Securityholder’s or other interested party's address for service and indicating whether such HPU Securityholder or other interested party intends to support or oppose the application or make submissions. Please see the Notice of Application in this Management Information Circular. Please see “The Arrangement – Plan of Arrangement – Procedure for the Arrangement to become Effective – Court Approval”.

Regulatory Approvals

The Arrangement requires approval of certain regulatory authorities, including the TSX. The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective. EMC will make application to such authorities prior to the Effective Date in order to obtain all approvals required in respect of the Arrangement. There can be no assurance that all the requisite approvals will be granted on a timely basis or on conditions satisfactory to HPU and EMC. On December 5, 2006, the TSX conditionally approved the Arrangement and the listing of the EMC Shares issuable pursuant to the Arrangement. Please see “The Arrangement – Plan of Arrangement – Procedure for the Arrangement to become Effective – Regulatory Approvals”.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions of the Arrangement are satisfied or waived, HPU will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on January 11, 2007, in form and substance satisfactory to EMC and HPU, and all other conditions specified are satisfied or waived, HPU expects the Effective Date of the Arrangement will be on or about January 12, 2007. Please see “The Arrangement – Plan of Arrangement – Timing”.

Fairness Opinion

The Board of Directors of the Corporation retained Westwind to provide an opinion, from a financial point of view, of the fairness of the Arrangement to the HPU Shareholders. The Fairness Opinion is attached to this Management Information Circular as Appendix “H”. In the Fairness Opinion, Westwind states that the consideration to be paid by EMC to HPU under the Arrangement Agreement is fair, from a financial point of view, to the HPU Shareholders.

Recommendation of the Board of Directors

The Board of Directors of the Corporation has carefully reviewed the Fairness Opinion as well as other matters it considered to be relevant. The Board of Directors has determined that the Arrangement is in the best interests of HPU and the HPU Securityholders and is fair to the HPU Securityholders and, as such, has authorized the submission of the Arrangement to the HPU Securityholders for approval and to the Court for the Final Order.

The Board of Directors recommends that HPU Securityholders vote in favour of the Arrangement Resolution. Please see “The Arrangement – Plan of Arrangement – Recommendation of the Board of Directors”.

Directors and Officers

At the Meeting, the HPU Shareholders will be asked to consider and, if thought appropriate, to elect the following individuals to the Board of Directors of the Corporation: Bobby Cooper, Thomas Parker, Howard Crosby, Ishiung Wu, James A. Knox and Philip S. Martin. Assuming completion of the Arrangement, it is expected that at the Effective Date all of the directors and officers of the Corporation and its subsidiaries will resign in favour of nominees of EMC.

In accordance with the Arrangement Agreement, EMC shall nominate one of the members of the Board of Directors of HPU to the Board of Directors of EMC. EMC will take appropriate steps in order that the nominee of HPU be appointed to the Board of Directors of EMC at Closing of the Arrangement, subject to any necessary regulatory approvals. EMC may nominate other members of the Board of Directors of HPU and its Subsidiaries to the Board of Directors of EMC or its Subsidiaries in its sole discretion. Any such nominations are subject to the qualification and consent of the nominee to act as a director of EMC. All current directors of EMC following the Arrangement are expected to remain directors of EMC. Please see “Information Concerning High Plains Uranium, Inc. - Directors and Officers”, “Matters to be Acted Upon at the Meeting” and Appendix “E” of this Management Information Circular.

Interests of Directors, Officers, Insiders and Significant Securityholders in Matters to be Acted Upon

As of November 15, 2006, the directors and officers of HPU, as a group, beneficially own or control, directly or indirectly, or exercise control or direction over, 3,720,480 (7.5%) HPU Shares. As of November 15, 2006, K2 Principal Fund L.P. had beneficial ownership of 6,782,100 HPU Shares representing approximately 13.6% of the issued and outstanding HPU Shares. As of November 15, 2006, EMC and its affiliates had beneficial ownership of 2,810,500 HPU Shares representing approximately 5.64% of the issued and outstanding HPU Shares.

Expenses of The Arrangement

All expenses incurred in connection with the Arrangement, the transactions contemplated thereby, the Meeting and the preparation and mailing of the Management Information Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be borne by HPU. Please see “The Arrangement - Other Matters – Expenses of the Arrangement”.

Stock Exchange Listings

The HPU Shares are currently listed and posted for trading on the TSX under the symbol “HPU”. On August 14, 2006, the last trading day prior to the initial date of the announcement of the proposed Arrangement, the closing price of the HPU Shares on the TSX was $0.81 per HPU Share. On November 15, 2006, the closing price of the HPU Shares on the TSX was $1.28.

EMC began trading on the NYSE Arca, Inc. on November 29, 2006 under the symbol EMU. EMC’s shares are also listed and trade on the TSX under the symbol “EMC”.

On August 14, 2006, the last trading day prior to the initial date of the announcement of the proposed Arrangement, the closing price of the EMC Shares on the TSX was $5.04 per share. On November 15, 2006 the closing price of the EMC Shares on the TSX was $8.20.

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the EMC Shares issued pursuant to the Arrangement. On December 5, 2006, the TSX conditionally approved the Arrangement and the listing of the EMC Shares issuable pursuant to the Arrangement. Please see “The Arrangement – Plan of Arrangement – Stock Exchange Listings”.

Certain Canadian Federal Income Tax Consequences

HPU Shareholders resident in Canada will generally qualify for the automatic rollover treatment under section 85.1 of the Income Tax Act with respect to the exchange of HPU Shares for EMC Shares. There is a limited opportunity for certain HPU Shareholders who do not qualify for such treatment to achieve tax-deferred treatment by making a special joint election under section 85 of the Income Tax Act. HPU Shareholders who are non-residents of Canada will generally not be taxable in Canada with respect to the exchange of HPU Shares for EMC Shares provided that such HPU Shares do not constitute “taxable Canadian property”.

This Management Information Circular contains a summary of certain Canadian federal income tax considerations which relate to HPU Securityholders and the Arrangement, and the above comments are qualified in their entirety by reference to such summary. Please see “The Arrangement – Tax Matters – Certain Canadian Federal Income Tax Consequences”.

For a discussion of the U.S. federal income tax considerations of the exchange, please see “The Arrangement - Tax Matters – Certain U.S. Tax Considerations” below.

Right of Dissent

Pursuant to the Interim Order, HPU Shareholders have been granted the right to dissent in respect of the Arrangement Resolution, and, if the Arrangement becomes effective, to be paid the fair value of their HPU Shares in accordance with the provisions of section 131 of the NBBCA, as modified by the Interim Order. To exercise such right, the Corporation must receive from the Dissenting Shareholder a written objection to the Arrangement Resolution, delivered to High Plains Uranium, Inc., c/o Stewart, McKelvey, Brunswick House, 44 Chipman Hill, Suite 1000, P.O. Box 7289, Postal Station A, Saint John, NB, Canada E2L 4S6, facsimile number – (506) 652-1989, Attention: Paul Smith, by 4:00 PM (Toronto time) on the Business Day preceding the Meeting, and the Dissenting Shareholder must otherwise comply with Section 131 of the NBBCA, as modified by the Interim Order. Please see Appendices “D” and “I” to this Management Information Circular for a copy of the Interim Order and the provisions of section 131 of the NBBCA, respectively.

The statutory provisions covering the Dissent Rights are technical and complex. Failure to strictly comply with any of the requirements set forth in section 131 of the NBBCA, as modified by the Interim Order, may result in the loss of the Dissent Rights.

Beneficial Holders whose HPU Shares are registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such securities are entitled to dissent. Accordingly, a Beneficial Holder desiring to exercise dissent rights must make arrangements for the HPU Shares beneficially owned by such Beneficial Holder to be registered in his or her name prior to the time the written objection to the Arrangement Resolution is required to be received by HPU, or alternatively, make arrangements for the registered holder of his or her HPU Shares to dissent on his or her behalf. Pursuant to the Interim Order, a HPU Shareholder that exercises the Dissent Rights may not exercise the Dissent Rights in respect of only a portion of such holder’s shares. Please see “The Arrangement - Right of Dissent” in this Management Information Circular.

It is a condition of the Arrangement Agreement, in favour of EMC, that holders of no greater than 5% of the issued and outstanding HPU Shares shall have dissented to the Arrangement. This condition may be waived by EMC, in its sole discretion.

Selected Pro forma Financial Information

The tables below set out certain pro forma financial information for EMC and HPU assuming completion of the Arrangement. This information should be read in conjunction with the unaudited Pro-forma consolidated Financial Statements set forth in this Management Information Circular. Please see “Selected Pro Forma Financial Information” and Appendix “G” of this Management Information Circular.

Summary of pro forma operating results	Year ended June 30, 2006 $	Three months ended September 30, 2006 $
Total net loss Net loss per common share basic and diluted	(10,271,826) (0.20)	(4,389,875) (0.06)

Summary of pro forma balance sheet data	September 30, 2006 $
Total assets Cash and cash equivalents Short term investments Property, plant and equipment Mineral properties and deferred exploration costs	212,312,601 43,412,953 43,793,127 10,578,893 111,501,320
Shareholders’ equity	177,852,407

Risk Factors

EMC and HPU are, and EMC will be, subject to certain risks that should be carefully considered. These risks include volatility of commodity prices, operational risks, and environmental risks. Please see “Information Concerning High Plains Uranium, Inc. - Risk Factors” and Appendix “E”.

Information Regarding EMC

EMC has provided the information contained in this Management Information Circular concerning EMC and its businesses, including its financial information and financial statements. HPU assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of EMC of facts or events which may affect the accuracy of such information.

GENERAL PROXY MATTERS

Purpose of Solicitation

This Management Information Circular is provided in connection with the solicitation of proxies by the management of HPU for use at the Meeting to be held at the offices of Ogilvy Renault LLP, Suite 3800, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2Z4, on Thursday, January 9, 2007 at 4:30 p.m. (Toronto time) and at any adjournments thereof, for the purposes set forth in the Notice of Meeting accompanying this Management Information Circular.

Information contained herein is given as of December 7, 2006, unless otherwise specifically stated. All sums are expressed in Canadian dollars unless otherwise indicated.

Solicitation of Proxies

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the HPU Securities held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named (the “Management Designees”) in the enclosed applicable Proxy (the “Proxy”) have been selected by the directors of the Corporation and have agreed to represent as proxy the securityholders appointing them. There are three forms of Proxies applicable to HPU Securityholders: a blue Proxy applicable to HPU Shares, a green Proxy applicable to HPU Options, and a yellow Proxy applicable to HPU Warrants. If you hold more than one type of HPU security, you will receive more than one form of Proxy.

A HPU Securityholder has the right to appoint a person or company (who need not be a shareholder) to represent the securityholder at the Meeting other than Management Designees to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Corporation at the address below. Such securityholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and provide instructions on how the securityholder’s securities are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the Proxy must be dated and executed by the securityholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form). The Proxy must then be delivered to the Corporation’s transfer agent, Equity Transfer & Trust Company (Attention: Proxy Department), 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting at the Chairman’s discretion.

A proxy may be revoked by securityholders personally attending at the Meeting and voting their securities. A HPU Securityholder may also revoke their Proxy in respect of any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, the proxy may be revoked by depositing an instrument in writing executed by the securityholder or by their authorized attorney in writing, or, if the securityholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the registered office of the Corporation or with the transfer agent, Equity Transfer & Trust Company (Attention: Proxy Department), 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting on the day of the meeting, or any adjournment thereof.

Advice to Beneficial Holders of HPU Securities

The information set forth in this section is of significant importance to a substantial number of HPU Securities who do not hold their HPU Securities in their own name (referred to as a “Beneficial Holder”). HPU Securityholders who do not hold their HPU Securities in their own name should note that only proxies deposited by HPU Securityholders whose names appear on the records of HPU as the registered holders of HPU Securities can be recognized and acted upon at the Meeting. If HPU Securities are listed in an account statement provided to a HPU Securityholder by a broker, then in almost all cases those HPU Securities will not be registered in such HPU Securityholder’s name on the records of HPU. Such HPU Securities will more likely be registered under the name of the HPU Securityholder’s broker or an agent of that broker. In Canada, the vast majority of such HPU Securities are registered in the name of CDS & Co., the registration name for the Canadian Depository for Securities Limited, which company acts as a nominee for many Canadian brokerage firms. HPU Securities held by brokers or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting HPU Securities for their clients. HPU does not know for whose benefit the HPU Securities registered in the name of CDS & Co. are held.

Applicable securities laws requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of securityholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their HPU Securities are voted at the Meeting. The purpose of a form of proxy supplied to a Beneficial Holder by its broker is limited to instructing the broker how to vote on behalf of the Beneficial Holder. Accordingly, you will receive or have already received from your intermediary/broker either a request for voting instructions or a form of proxy for the number of HPU securities you hold.

Voting of Proxies

The persons named in the enclosed Proxy will, if the instructions are clear, vote the HPU Securities, as applicable, represented by that Proxy and, where the HPU Securityholders specify a choice with respect to any matter to be acted upon, the HPU Securities, as applicable, will be voted on in accordance with the specification so made. There are three forms of Proxies applicable to HPU Securityholders: a blue Proxy applicable to HPU Shares, a green Proxy applicable to HPU Options, and a yellow Proxy applicable to HPU Warrants. If you hold more than one type of HPU security, you will receive more than one form of Proxy.

In the absence of such specification, the HPU Securities represented by the Proxy will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the Proxy furnished by HPU are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Proxy to vote in accordance with their best judgement on such matter or business. At the time of printing this Management Information Circular, HPU knows of no such amendment, variation or other matter.

Interest of Certain Persons or Companies in Matters to be Acted Upon

As of the date hereof, and other than the election of directors or appointment of auditors, to the best of the knowledge of the directors and officers of HPU, no persons with direct or indirect beneficial ownership of securities have any material interest in the matter to be acted upon at the Meeting.

Voting Shares and Principal Holders Thereof

The Board of Directors has fixed December 8, 2006, as the Record Date for the determination of HPU Securityholders entitled to receive notice of the Meeting. HPU Securityholders of record on that date are entitled to receive notice of and attend the Meeting and to vote thereat on the basis of one vote for each HPU Share shown as registered in the name of the HPU securityholder on the list of securityholders prepared as of the Record Date.

Those registered HPU Securityholders entitled to vote at the Meeting will be determined by the record of such holders at the close of business on the Record Date unless, after the Record Date, a HPU Shareholder of record transfers his HPU Shares and the transferee of those HPU Shares (i) produces a certificate in his name or a properly endorsed certificate, or (ii) otherwise establishes that he owns the HPU Shares, and demands, not later than ten days before the Meeting, that his name be included in the list of HPU Shareholders entitled to vote, in which case the transferee is entitled to vote his HPU Shares at the Meeting. Except as disclosed below with respect to the election of directors, each HPU Share is entitled to one vote on each matter to come before the Meeting.

HPU’s governing statute, the NBBCA, provides for cumulative voting for the election of directors such that each HPU Shareholder entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the HPU Shares held by such HPU Shareholder multiplied by the number of directors to be elected, and may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. A vote in favour of the election of more than one nominee without an indication as to how the votes are to be distributed shall mean that the votes are to distributed equally among the nominees voted for by the HPU Shareholder. On any ballot that may be called for the election of directors, the persons named in the enclosed form of proxy intend to cast the votes, to which the shares represented by such proxy are entitled, equally among all the nominees voted for by the HPU Shareholder. If a HPU Shareholder wishes to distribute the votes in any other manner, the shareholder must request an alternative form of proxy from HPU or attend in person at the meeting.

The NBBCA further provides that a separate vote of HPU Shareholders shall be taken with respect to each proposed director unless a resolution is passed unanimously permitting two or more persons to be elected by a single resolution. It is expected that at the Meeting a motion will be made in favour of such a resolution in order to permit the election of all six directors by way of a single resolution and, if there are no further nominees for election such that the election of the directors by a single resolution will not affect the result of the election, management intends to exercise the discretionary authority granted under the proxy to vote FOR such a resolution.

As at November 15, 2006, there are 49,807,590 HPU Shares issued and outstanding. As of November 15, 2006, K2 Principal Fund L.P. had beneficial ownership of 6,782,100 HPU Shares representing approximately 13.6% of the issued and outstanding HPU Shares. In addition, as of November 15, 2006, EMC and its affiliates had beneficial ownership of 2,810,500 HPU Shares representing approximately 5.64% of the issued and outstanding HPU Shares. For the principal holders of HPU Securities, see “Information Concerning High Plains Uranium, Inc. - Principal Shareholders” in this Management Information Circular.

Quorum

Pursuant to the by-laws of HPU, as amended, the quorum for the transaction of business at a meeting of shareholders is shareholders or proxy holders holding or representing not less than 10% of the shares entitled to be voted at the meeting.

THE ARRANGEMENT

PLAN OF ARRANGEMENT

1.        Background to and Reasons For the Arrangement

On August 15, 2006, HPU and EMC signed a letter of intent to effect the business combination of HPU and EMC. Pursuant to the letter of intent, it was agreed that the acquisition would be structured in the most advantageous manner for both parties, giving consideration to tax and regulatory implications.

The Board of Directors retained Westwind to provide the Fairness Opinion. Pursuant to the terms of engagement, Westwind agreed to consider the fairness, from a financial point of view, of the Arrangement to the HPU Shareholders. EMC and HPU, with the assistance of their respective legal and financial advisors, proceeded to negotiate the terms of the Arrangement Agreement.

Westwind provided the Fairness Opinion dated September 26, 2006, to the Board of Directors of HPU. The Board of Directors of HPU have determined that the proposed Arrangement is in the best interests of HPU and the HPU Securityholders, has resolved to recommend that HPU Securityholders vote in favour of the Arrangement Resolution and has authorized the negotiation, entering into and execution of the Arrangement Agreement.

On November 13, 2006, the parties executed the Arrangement Agreement containing the definitive terms of the proposed Arrangement. Concurrent with the signing of the Arrangement Agreement, EMC and HPU have entered into a joint venture option agreement (the “JV Option Agreement”) in respect of HPU's interests in the Gas Hills and North Platte properties in the State of Wyoming (the "Subject Properties"). For the six-month period following August 14, 2006 (the "First Option Period"), EMC will make all federal claim filing fees in respect of the Subject Properties. For the 30 month period following the end of the First Option Period (the “Second Option Period”), EMC shall spend US$2,000,000 in respect of exploration and development of each Subject Property or, in the alternative pay all or a portion of that amount to HPU. Failure by EMC to make the payment required during the First Option Period or to provide the funding required during the Second Option Period will result in the termination of the JV Option Agreement as it applies to the Subject Property for which such payment or expenditure had not been made. Upon EMC completing all of its obligations in respect of a Subject Property during the First Option Period and the Second Option Period, EMC and HPU will enter into a joint venture agreement, resulting in EMC having a 51% interest and High Plains a 49% interest in respect of such Subject Property. In addition, EMC will contribute to such joint venture(s), interests it controls in certain pre-determined adjacent properties to the Subject Properties and certain pre-determined data on the Subject Properties, in each case as agreed to by HPU and EMC.

On November 29, 2006, the Board of Directors approved the Management Information Circular and the application to the Court for the Interim Order.

The combined HPU-EMC will have a complementary base of business and technical personnel, properties with uranium resources having near and mid-term production potential, a strong cash base and market presence, a significant uranium database, and operating facilities that can provide production and cash flow in the future.

2.        Description of the Arrangement

On November 13, 2006, EMC and HPU entered into the Arrangement Agreement. The Arrangement Agreement provides for the implementation of the Plan of Arrangement. The description in this Management Information Circular of the Arrangement and the Arrangement Agreement is a summary only and is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Plan of Arrangement.

The following summarizes the events which will occur under the Plan of Arrangement on the Effective Date and commencing at the Effective Time, in the following order and in each case without any further authorization, act or formality, if all conditions to the implementation of the Arrangement (including obtaining the requisite Court and HPU Securityholder approvals) have been satisfied or waived:

(a)	each issued and outstanding HPU Share will be, and will be deemed to be, transferred by the holder thereof to EMC (other than HPU Shares which are held by Dissenting Shareholders who have properly exercised their rights to dissent under the Arrangement) in exchange for the issuance by EMC to such holder of each such HPU Share, that number of EMC Shares as is equal to the Exchange Rate, provided that if the Exchange Rate is less than 0.1613 or greater than 0.2222, the number of EMC Shares to be issued shall be determined as if the Exchange Rate was 0.1613 or 0.2222 respectively, and for all purposes of the Arrangement, the Exchange Rate shall be deemed to be such number;

(b)

upon completion of the exchange pursuant to (a) above, the HPU Share will thereafter be irrevocably transferred to EMC free and clear of all liens, charges, claims and encumbrances and EMC will be deemed to be the legal and beneficial owner thereof;

(c)

no fractional EMC Shares will be issued and any HPU Shareholder who would otherwise receive a fractional EMC Share on completion of the Arrangement will receive that number of EMC Shares as is rounded up to the nearest whole EMC Share;

(d)

any HPU Shares which are held by a Dissenting Shareholder shall be deemed to have been irrevocably transferred to HPU free and clear of all Encumbrances and such HPU Shares thereafter will be, and will be deemed to be, immediately cancelled and, as of the Effective Time, such Dissenting Shareholder shall cease to have any rights as a holder of HPU Shares other than the right to be paid the fair value as described in the Plan of Arrangement;

(e)

the outstanding HPU Options (including HPU Options, which in the case of HPU Options granted under the HPU Stock Option Plan will become fully vested immediately prior to the Effective Time) will be exchanged solely for fully vested EMC Options on the basis that: (i) the number of EMC Options that a holder of HPU Options will be entitled to receive shall be equal to the number of HPU Options of the holder being exchanged for EMC Options multiplied by the Exchange Rate (rounded down to the nearest whole EMC Share); (ii) the exercise price payable by a holder of HPU Options on the exercise of the EMC Options received in the exchange shall be equal to the exercise price of the HPU Options being exchanged divided by the Exchange Rate (rounded up to the nearest whole cent); (iii) where upon Closing a holder of an HPU Option ceases to be eligible to receive options under the EMC Stock Option Plan, the EMC Options exchanged for the HPU Options held by such holder will expire 90 days following the Closing Date; and (iv) subject to (iii) above, the terms and conditions of the EMC Options issued in exchange for HPU Options will be the same as the terms and conditions of such HPU Options (including that all such options will be fully vested), or where such terms and conditions (other than in respect of vesting) are inconsistent with the EMC Stock Option Plan, the term and vesting provisions will be as near to those of such HPU Options as permitted under the EMC Stock Option Plan; and

(f)

the outstanding HPU Warrants will be exchanged solely for EMC Warrants having the same terms and conditions as the HPU Warrants except that: (i) the EMC Warrants will be exercisable to purchase EMC Shares; (ii) the number of EMC Warrants that a holder of HPU Warrants will be entitled to receive shall be equal to the number of HPU Warrants of the holder being exchanged for EMC Warrants multiplied by the Exchange Rate (rounded down to the nearest whole EMC Share); and (iii) the exercise price payable on the exercise of the EMC Warrants shall be equal to the exercise price of the respective HPU Warrants being exchanged divided by the Exchange Rate (rounded up to the nearest whole cent).

The respective obligations of EMC and HPU to complete the transactions contemplated by the Plan of Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. If the Arrangement is approved by the HPU Securityholders, the Final Order is obtained, and all of the conditions to completion of the Arrangement are fulfilled or waived, the Arrangement will take effect on the Effective Date.

3.        Benefits of the Arrangement

The Board of Directors and management of HPU believes that the Arrangement is in the best interests of the HPU Securityholders and that the Arrangement provides a number of benefits including:

(a)

a larger property asset base with greater financial resources that will enable the combined company to more effectively undertake the acquisition and exploration of the companies’ combined uranium interests;

(b)	synergies in exploration, development and construction that will likely be realized with the projects under the control of one company;

(c)	enhanced technical and financial expertise of the proposed management and Board of Directors of the combined company;

(d)	the participation of the HPU Securityholders in a number of advanced uranium exploration projects of EMC by way of their ownership in the combined company;

(e)	increased ability to finance ongoing exploration and development programs;

(f)	the expected increased liquidity for the HPU Shareholders; and

(g)	cost savings in the reduction of overhead required for managing separate public companies.

4.        Effect of the Arrangement

Pursuant to the Plan of Arrangement, the following will occur and will be deemed to occur on the Effective Date and commencing at the Effective Time, in the following order and in each case without any further authorization, act or formality

(a)

each issued and outstanding HPU Share will be, and will be deemed to be, transferred by the holder thereof to EMC (other than HPU Shares which are held by Dissenting Shareholders who have properly exercised their rights to dissent under the Arrangement) in exchange for the issuance by EMC to such holder of each such HPU Share, that number of EMC Shares as is equal to the Exchange Rate, provided that if the Exchange Rate is less than 0.1613 or greater than 0.2222, the number of EMC Shares to be issued shall be determined as if the Exchange Rate was 0.1613 or 0.2222 respectively, and for all purposes of the Arrangement, the Exchange Rate shall be deemed to be such number;

(b)

upon completion of the exchange pursuant to (a) above, the HPU Shares will thereafter be irrevocably transferred to EMC free and clear of all liens, charges, claims and encumbrances and EMC will be deemed to be the legal and beneficial owner thereof;

(c)

no fractional EMC Shares will be issued and any HPU Shareholder who would otherwise receive a fractional EMC Share on completion of the Arrangement will receive that number of EMC Shares as is rounded up to the nearest whole EMC Share;

(d)

any HPU Shares which are held by a Dissenting Shareholder shall be deemed to have been irrevocably transferred to HPU free and clear of all Encumbrances and such HPU Shares thereafter will be, and will be deemed to be, immediately cancelled and, as of the Effective Time, such Dissenting Shareholder shall cease to have any rights as a holder of HPU Shares other than the right to be paid the fair value as described in the Plan of Arrangement;

(e)

the outstanding HPU Options (including HPU Options, which in the case of HPU Options granted under the HPU Stock Option Plan will become fully vested immediately prior to the Effective Time) will be exchanged solely for fully vested EMC Options on the basis that: (i) the number of EMC Options that a holder of HPU Options will be entitled to receive shall be equal to the number of HPU Options of the holder being exchanged for EMC Options multiplied by the Exchange Rate (rounded down to the nearest whole EMC Share); (ii) the exercise price payable by a holder of HPU Options on the exercise of the EMC Options received in the exchange shall be equal to the exercise price of the HPU Options being exchanged divided by the Exchange Rate (rounded up to the nearest whole cent); (iii) where upon Closing a holder of an HPU Option ceases to be eligible to receive options under the EMC Stock Option Plan, the EMC Options exchanged for the HPU Options held by such holder will expire 90 days following the Closing Date; and (iv) subject to (iii) above, the terms and conditions of the EMC Options issued in exchange for HPU Options will be the same as the terms and conditions of such HPU Options (including that all such options will be fully vested), or where such terms and conditions (other than in respect of vesting) are inconsistent with the EMC Stock Option Plan, the term and vesting provisions will be as near to those of such HPU Options as permitted under the EMC Stock Option Plan; and

(f)

the outstanding HPU Warrants will be exchanged solely for EMC Warrants having the same terms and conditions as the HPU Warrants except that: (i) the EMC Warrants will be exercisable to purchase EMC Shares; (ii) the number of EMC Warrants that a holder of HPU Warrants will be entitled to receive shall be equal to the number of HPU Warrants of the holder being exchanged for EMC Warrants multiplied by the Exchange Rate (rounded down to the nearest whole EMC Share); and (iii) the exercise price payable on the exercise of the EMC Warrants shall be equal to the exercise price of the respective HPU Warrants being exchanged divided by the Exchange Rate (rounded up to the nearest whole cent).

As of November 15, 2006, assuming there are no Dissenting Shareholders and prior to the exercise of any EMC Options, EMC Warrants, HPU Options and HPU Warrants, there will be approximately a minimum of 74,633,303 and up to a maximum of 77,666,585 EMC Shares outstanding, after giving effect to the Arrangement, on a non-diluted basis. Current EMC Shareholders will hold approximately 66,599,339 EMC Shares, on a non-diluted basis, immediately following completion of the Arrangement, representing approximately a minimum of 89.2% or a maximum of 85.8% of the issued and outstanding EMC Shares (non-diluted). Current HPU Shareholders will hold approximately a minimum of 8,033,964 and up to a maximum of 11,067,246 EMC Shares (on a non-diluted basis) immediately following completion of the Arrangement, representing approximately 10.8% and 14.2%, respectively, of the issued and outstanding EMC Shares (non-diluted). The foregoing information is approximate due to the rounding of fractional shares pursuant to the Arrangement. Please see "The Arrangement – Plan of Arrangement - Effect of the Arrangement" in this Management Information Circular.

5.        The Arrangement Agreement

EMC and HPU entered into the Arrangement Agreement, which provides for the implementation of the Arrangement pursuant to Section 128 of the NBBCA. The Arrangement Agreement contains representations and warranties of and from each of EMC and HPU, covenants (including restrictions on interim operations and other matters), and various conditions precedent, with respect to each of HPU and EMC, to the implementation of the Arrangement.

Conditions to the Arrangement

The respective obligations of EMC and HPU to complete the transactions contemplated by the Arrangement Agreement are subject to a number of conditions, which must be satisfied or waived in order for the Arrangement to become effective. These conditions are provided in the Arrangement Agreement and include the following:

(a)	Mutual Conditions Precedent

The respective obligations of the Parties to complete the transactions contemplated in the Arrangement Agreement are subject to the fulfillment or waiver of the following mutual conditions on or before the Effective Time or such other time as is specified below:

(i)

the Interim Order shall have been granted in form and substance satisfactory to HPU and EMC, each acting reasonably, and shall not have been set aside or modified in a manner which is not acceptable to such Parties, acting reasonably, on appeal or otherwise;

(ii)	any conditions in addition to those set out in the Arrangement Agreement which may be imposed by the Interim Order shall have been satisfied;

(iii)

the HPU Securityholders shall have approved at the HPU Meeting, in accordance with Applicable Laws and the Interim Order, the Arrangement and the Arrangement Resolution and approved or consented to such other matters as either EMC or HPU, acting reasonably, shall consider necessary or desirable in connection with the Arrangement in the manner required thereby;

(iv)

the Final Order shall have been granted in form and substance satisfactory to HPU and EMC, each acting reasonably, and shall not have been set aside or modified in a manner which is not acceptable to such Parties, acting reasonably, on appeal or otherwise;

(v)

the Board of Directors of each of EMC and HPU will have approved by majority vote or unanimous consent, a resolution approving the Arrangement and related transactions, and no such approvals will have been withdrawn or modified;

(vi)

there shall be no proceeding of a judicial or administrative nature or otherwise, brought by or before a Governmental Entity, or any Applicable Laws proposed, enacted, promulgated or applied, that directly or indirectly relates to the transaction contemplated in the Arrangement Agreement which could reasonably be expected to result in a Material Adverse Effect on the Party to which it applies or which could impede or interfere with the completion of the Arrangement;

(vii)

all regulatory approvals and approvals of any other Person (including any Governmental Entity), and the expiry of any waiting periods in connection with, or required to permit, the completion of the Arrangement, the failure to obtain which or the non-expiry of which could reasonably be expected to cause a Material Adverse Effect on either Party or materially impede the completion of the Arrangement, shall have been obtained or received on terms which will not cause a Material Adverse Effect on either Party, and reasonably satisfactory evidence thereof shall have been delivered to each Party;

(viii)

the EMC Shares to be issued to the HPU Shareholders pursuant to the Arrangement or on exercise of the EMC Options and EMC Warrants issued pursuant to the Arrangement shall have been approved for listing on the TSX and such EMC Shares shall not be subject to any statutory hold period or escrow under applicable securities laws in Canada;

(ix)	the Effective Date shall have occurred on or before February 15, 2007 or such later date as the Parties, acting reasonably, may agree to in writing; and

(x)	this Agreement shall not have been terminated pursuant to Article 7 of the Arrangement Agreement.

The conditions set out in the Arrangement Agreement are for the mutual benefit of each of the Parties and may be waived, in whole or in part, by any Party at any time, provided that no Party may waive any mutual condition on behalf of any other Party.

(b)	Several Conditions

The obligation of each of HPU and EMC to complete the transactions contemplated in the Arrangement Agreement is subject to the fulfillment or waiver by the other Party of the following conditions on or before the Effective Time or such other time as specified below:

(i)

the representations and warranties made to such Party by the other Party in the Arrangement Agreement shall be true and correct in all material respects (unless such representations and warranties are qualified by reference to materiality or Material Adverse Effect in which case such representations and warranties shall be true and correct) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date, or except as affected by transactions contemplated or permitted by the Arrangement Agreement);

(ii)	each of the Parties shall have complied in all material respects with its covenants herein;

(iii)

each Party shall have delivered to the other Party a certificate of one senior officer of the Party dated the Effective Date certifying the fulfillment of the conditions in subsections b(i) and b(ii) above;

(iv)	each Party shall have delivered to the other Party an updated Disclosure Letter dated as of the Closing Date;

(v)

from the date hereof up to and including the Effective Time, there shall have been no change, condition, effect, event or occurrence which has or is reasonably likely or expected to have a Material Adverse Effect on the other Party, on the Arrangement or on the combined business that will result from the completion of the Arrangement; and

(vi)

the Party shall not have become aware of any misrepresentation, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document (including the Meeting Materials) filed by or on behalf of the other Party with any Securities Authority or other Governmental Entity in Canada or elsewhere or provided by that Party to the other Party.

The foregoing conditions precedent are for the benefit of each Party and may be waived, in whole or in part, by such Party in writing at any time.

(c)	EMC Conditions

The obligation of EMC to complete the transactions contemplated hereby is subject to the fulfillment or waiver of the following conditions on or before the Effective Time or such other time as specified below:

(i)

the Board of Directors of HPU shall have made the recommendation to HPU Securityholders and shall not have withdrawn or changed the recommendation in a manner adverse to EMC or which could impede the completion of the Arrangement, and shall not have made a recommendation to HPU Securityholders not to accept the Arrangement; and

(ii)

holders of no greater than 5% of the outstanding HPU Shares shall have dissented to the Arrangement and HPU shall provide EMC with a certificate of two senior officers of HPU dated the day immediately prior to the Effective Date to such effect.

The foregoing conditions are for the exclusive benefit of EMC and may be waived, in whole or in part, by EMC in writing at any time.

Non-Solicitation and Superior Proposals

(a)	HPU shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, through any officer, director, employee, advisor, representative or agent, or otherwise (i) solicit, initiate, facilitate, engage in or respond to or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or transactions involving HPU and/or its Subsidiaries regarding any merger, amalgamation, arrangement, restructuring, take-over bid, tender offer, exchange offer, sale or purchase of substantial assets, sale or purchase of a material number of treasury shares, any material equity interest or rights or any other material interests therein or thereto, any business combination, liquidation, reorganization or recapitalization or any similar transaction or series of related or similar transactions which would have the effect of any of the foregoing (any of the foregoing inquiries, proposals or transactions being referred to herein as an “Acquisition Proposal”); (ii) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal; (iii) accept or approve or recommend, or agree to accept, approve or recommend, any Acquisition Proposal or potential Acquisition Proposal; or (iv) cause HPU or any Subsidiary to enter into any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal; provided, however, that nothing contained in the Arrangement Agreement shall prevent the Board of Directors of HPU from considering, participating in any discussions, negotiating, approving, cooperating in any way (including providing information regarding HPU), or assisting or facilitating, or recommending to the HPU Securityholders, or entering into an agreement in respect of, an unsolicited Acquisition Proposal which the Board of Directors of HPU determines in good faith (after consultation with its financial advisors and after determining with the advice of legal counsel that the Board of Directors of HPU is required to do so in order to properly discharge its fiduciary duties under Applicable Laws), could, if consummated in accordance with its terms, result in a transaction more favourable to the HPU Securityholders than the Arrangement (any such Acquisition Proposal being referred to herein as a “Superior Proposal”). For greater certainty, any amendment to an Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of Non-Solicitation.

(b)

From and after the date of the Arrangement Agreement, HPU shall immediately cease and cause to be terminated in writing any existing discussions or negotiations with any Person (other than EMC) with respect to any potential Acquisition Proposal and subject to paragraphs (e) and (f) below immediately cease to provide any other Person with access to information concerning HPU and its Subsidiaries and exercise all rights it has to require the return of all confidential information from each such Person. HPU agrees not to release or permit the release of any Person from, or waive, any confidentiality, non-solicitation or standstill agreement to which such Person is a party, except as permitted under Section 4.3.1 of the Arrangement Agreement.

(c)

HPU shall promptly notify EMC orally and in writing within 24 hours of any Acquisition Proposal or any amendment to an Acquisition Proposal being received directly or indirectly by HPU, or any request for non-public information relating to HPU or any of its Subsidiaries, as the case may be, in connection with such an Acquisition Proposal or for access to the properties, books and/or records of HPU or any Subsidiary, by any Person that informs HPU or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such written notice shall include a copy of any such written Acquisition Proposal and all amendments thereto or, in the absence of a written Acquisition Proposal, a description of the material terms and conditions thereof, in either case including the identity of the Person making the Acquisition Proposal, inquiry or contact.

(d)

If HPU receives a request for non-public information from a Person who has made or intends to make an Acquisition Proposal and the Board of Directors of HPU determines in the manner contemplated in paragraph (a) above that such Acquisition Proposal, if consummated in accordance with its terms, could result in a Superior Proposal, then, and only in such case, HPU may, subject to the execution by such Person of a confidentiality agreement containing standstill and other provisions substantially the same as those contained in the Confidentiality Agreement, provide such Person with access to non-public confidential information regarding HPU; provided that HPU shall send a copy of any such confidentiality agreement (including the identity of the Person who has entered into such agreement if not contained therein) to EMC as soon as practicable and in any event within 24 hours of its execution and shall as soon as practicable, and in any event within 24 hours, provide EMC with a list of, and copies of, all information provided to such Person that was not previously provided to EMC and immediately provide EMC with all other information that was provided to such Person.

(e)

Notwithstanding the above, paragraph (a) to (d) shall not prevent HPU from advancing its current discussions and letters of intent with: (i) Energy Fuels Corp., in connection with the Arizona breccia pipe claims; and (ii) the Converse Joint Venture, in connection with the Sand Creek Joint Venture.

(f)

HPU shall ensure that its officers, directors and employees and those of its Subsidiaries and any financial, legal and other advisors, agents and representatives retained by HPU are aware of the provisions of non-solicitation, and HPU shall be responsible for any breach of such provisions by any such Person.

(g)

If HPU has fully complied with the provisions of the Arrangement Agreement, HPU may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal and withdraw or modify in a manner adverse to EMC its recommendation of the approval of the Arrangement, if and only if:

(i)

HPU provides to EMC (A) a written notice that the Board of Directors of HPU has determined that it has received and is prepared to accept a Superior Proposal; and (B) a copy of any agreement or other document in respect of such Superior Proposal as executed by the Person making the Superior Proposal, in each case as soon as possible but in any event not less than three full Business Days prior to acceptance of the Superior Proposal by the Board of Directors of HPU;

(ii)

HPU provides EMC with an opportunity (but not the obligation), before the expiration of the three full Business Day period referred to in Subsection (a) above, to propose to amend this Agreement to provide for consideration having a value equivalent to or more favourable to the HPU Securityholders than that of the Superior Proposal with the result that the Superior Proposal would cease to be a Superior Proposal; and

	(iii)	subject to paragraph (f) below, terminates this Agreement pursuant to subsection 7.1(e) of the Arrangement Agreement.

(h)

In the event that EMC proposes to amend the Arrangement Agreement in the manner described in Subsection (b) above, the Board of Directors of HPU shall consider the terms of the proposed amendment, and (i) if the Board of directors of HPU in good faith concludes that the Superior Proposal is no longer a Superior Proposal given the terms of the proposed amendment, HPU shall not implement the proposed Superior Proposal and shall not terminate the Arrangement Agreement pursuant to Subsection 7.1(e) of the Arrangement Agreement, and shall agree to the proposed amendments to the Arrangement Agreement; or (ii) if the Board of Directors of HPU concludes in good faith and after consultation with, and receiving advice (which may include written opinions or advice from its financial, legal and other advisors (as appropriate)), that the Acquisition Proposal would nonetheless remain a Superior Proposal, HPU or EMC may terminate this Agreement in accordance with Subsection 7.1(e) of the Arrangement Agreement, and only thereafter HPU may enter into an agreement in order to implement the Superior Proposal.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated immediately:

(a)	by mutual written consent of EMC and HPU;

(b)	by either Party, upon providing written notice to the other:

(i)

at any time if the other Party is in breach of any of its representations, warranties, covenants or other agreements contained in the Arrangement Agreement in any material respect and such breach is not capable of being cured or is not cured by the breaching Party within 10 Business Days of the giving of notice of such breach by the other Party to the breaching Party;

(ii)

if any of the conditions for the benefit of the terminating Party contained in the Arrangement Agreement is not satisfied or waived on or before February 15, 2007, or such later date as the Parties, acting reasonably, may agree to in writing) or such other time prior thereto as is specified in the Arrangement Agreement, provided that the terminating Party is not then in breach of any representations, warranties and covenants herein contained in any material respect;

(c)	by EMC or HPU if any of the following have occurred:

(i)

if the approval of the Arrangement by the HPU Securityholders and the HPU Shareholders has not been obtained by February 15, 2007 or such later date as the Parties acting reasonably may agree to in writing; or

(ii)

if upon a vote at a duly held HPU Meeting or any adjournment or postponement thereof to obtain the approval of HPU Securityholders and the HPU Shareholders of the Arrangement Resolution or any matter that could reasonably be expected to facilitate the Arrangement, the approval of the HPU Securityholders and HPU Shareholders is not obtained in accordance with Applicable Laws;

(d)

by either Party upon the determination by the HPU Board of Directors, after conclusion of the process set out in Section 4.3 of the Arrangement Agreement that an Acquisition Proposal constitutes a Superior Proposal, the provision of notice to EMC of a Superior Proposal as required by Section 4.4 of the Arrangement Agreement and the time period for EMC to propose an amendment to the Agreement as contemplated by the Arrangement Agreement has elapsed; and

(e)

by EMC, if the Board of Directors of HPU has withdrawn, altered or changed the Recommendation to the HPU Securityholders in a manner adverse to EMC or which would impede the completion of the Arrangement or has made a recommendation to the HPU Securityholders not to accept or approve the Arrangement; or (i) has not submitted the Arrangement for approval to HPU Securityholders on or prior to February 15, 2007 (or such later date as the Parties, acting reasonably, may agree to in writing), provided that EMC has provided, on a timely basis, information regarding EMC required by applicable securities laws for inclusion in the Management Information Circular for the HPU Meeting; or (ii) has failed to solicit Proxies in favour of approving the Arrangement; or (iii) has resolved to do any of the foregoing.

6.        Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 128 of the NBBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by the HPU Securityholders in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement; and

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party.

Securityholder Approvals

The Interim Order provides that the Arrangement Resolution needs the requisite approval of the HPU Securityholders for the Arrangement Resolution, respectively, which is (i) two thirds of the votes cast thereon by HPU Securityholders present in person or represented by proxy at the HPU Meeting voting as a single class with each of the HPU Convertible Securityholders entitled to vote on the basis of the number of HPU Shares that they would have had if all of their HPU Convertible Securities were exercised and the resulting HPU Shares issued; and (ii) a majority of the votes cast thereon by HPU Shareholders present in person or represented by proxy at the HPU Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors of HPU, without further notice or approval of the HPU Securityholders, to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and, subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement. Please see Appendix “A” to this Management Information Circular for the full text of the Arrangement Resolution.

Court Approval

Interim Order

On December 5, 2006, HPU obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix “D” to this Management Information Circular.

Final Order

Pursuant to the NBBCA, the implementation of the Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution is approved at the Meeting in the manner required by the Interim Order, HPU will make application to the Court for the Final Order at the Court, on January 11, 2007, at 12:30 p.m. (Saint John time) or as soon thereafter as counsel may be heard. Any HPU Securityholder or other interested party who wishes to participate or be represented at the hearing may do so, subject to filing notice with the Court and serving a copy on HPU’s Solicitors at the address below, on or before 5:00 p.m. (Saint John time) at least four days prior to the date set for the hearing of the Final Order, together with any evidence or materials which are to be presented to the Court, setting out HPU Securityholder’s or other interested party’s address for service and indicating whether such HPU Securityholder or other interested party intends to support or oppose the application or make submissions. Service of such notice shall be effected by personal delivery upon the New Brunswick solicitors for HPU: Stewart McKelvey, Stirling & Scales, Brunswick House, 44 Chipman Hill, Suite 1000, P.O. Box 7289, Postal Station A, Saint John, NB, Canada E2L 4S6, Attention: Stephen Hutchison. Please see Appendix “C” in this Management Information Circular.

HPU has been advised by legal counsel, that the Court has broad discretion under the NBBCA when making orders with respect to an arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the HPU Securityholders (and any other interested party as the Court determines appropriate). The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either EMC or HPU may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to it, acting reasonably.

Regulatory Approvals

The Arrangement requires approval of certain regulatory authorities. The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective. EMC will make application to such authorities prior to the Effective Date in order to obtain all approvals required in respect of the Arrangement. There can be no assurance that the requisite approvals will be granted on a timely basis or on conditions satisfactory to HPU and EMC. On December 5, 2006, the TSX conditionally approved the Arrangement and the listing of the EMC Shares issuable pursuant to the Arrangement. Please see “The Arrangement – Plan of Arrangement - Stock Exchange Listings”.

7.        Timing

If the Meeting is held as scheduled, is not adjourned, the Arrangement Resolution is approved and the other conditions are satisfied or waived, HPU will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on January 11, 2007, in form and substance satisfactory to EMC and HPU and all other conditions to the Arrangement are satisfied or waived, HPU expects the Effective Date of the Arrangement will be on or about January 12, 2007. EMC and HPU may terminate the Arrangement Agreement in certain circumstances, in which case the Arrangement will not be completed. Please see “The Arrangement – Plan of Arrangement - The Arrangement Agreement - Termination of the Arrangement Agreement” in this Management Information Circular.

HPU’s objective is to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order. As soon as the Effective Date has been determined, EMC and HPU will issue a joint press release announcing completion of the Arrangement.

8.        Exchange and Issuance of Certificates

(a)	HPU Certificates

From and after the Effective Time and provided that EMC has complied with the Plan of Arrangement, HPU Certificates formerly representing HPU Shares or HPU Convertible Securities will represent and be deemed to represent only the right to receive the consideration contemplated by the Plan of Arrangement.

(b)	Exchange of HPU Share Certificates

At or prior to the Effective Time, EMC will deposit with the Exchange Agent for the benefit of the HPU Shareholders, certificates representing the aggregate number of EMC Shares to be delivered to HPU Shareholders in accordance with Article 3 of the Plan of Arrangement as set forth in Appendix B of this Management Information Circular. An HPU Shareholder at the Effective Time will be entitled to receive the certificates representing the EMC Shares to which such holder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date upon delivery to the Exchange Agent of a duly completed Letter of Transmittal and surrender of the certificates formerly representing the HPU Shares, together with such other documents and instruments as would have been required to effect the transfer of the HPU Shares formerly represented by such certificates under the Act and the by-laws of HPU and such additional documents and instruments as the Exchange Agent or EMC may reasonably require. The Exchange Agent will register and make available or send by first class mail (postage prepaid) certificates representing EMC Shares as directed in each properly completed Letter of Transmittal.

(c)	Exchange of HPU Options

A holder of HPU Options at the Effective Time will be entitled to receive an instrument representing the EMC Options to which such holder is entitled as soon as practical after the Effective Date upon delivery to EMC of such documents and instruments as EMC may reasonably require (which may include a duly completed Letter of Transmittal), and each and every certificate, document, agreement or other instrument, if any, formerly representing the HPU Options will be and will be deemed to be cancelled, void and of no further force and effect without any further authorization, act or formality. EMC will register and make available or send by first class mail (postage prepaid) an instrument representing EMC Options to the last address of each former holder of HPU Options as registered in the books and records of HPU.

(d)	Exchange of HPU Warrant Certificates

A holder of HPU Warrants at the Effective Time will be entitled to receive the certificates representing EMC Warrants to which such holder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date upon delivery to the Exchange Agent of a duly completed Letter of Transmittal and surrender of the certificates, documents, agreements or other instruments formerly representing the HPU Warrants, together with such other documents and instruments as the Exchange Agent or EMC may reasonably require. The Exchange Agent will register and make available or send by first class mail (postage prepaid) certificates representing EMC Warrants as directed in each properly completed Letter of Transmittal.

(e)	Distributions With Respect to Certificates Not Surrendered

No dividends or other distributions declared or made after the Effective Time with respect to EMC Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered HPU Certificate which immediately prior to the Effective Time represented outstanding HPU Shares that were transferred pursuant to section 3.1 of the Plan of Arrangement as set forth in Appendix B of this Management Information Circular , and no consideration will be paid pursuant to the Plan of Arrangement to any such holder but rather will be delivered to the Exchange Agent and will be held in trust for such HPU Shareholder, unless and until the holder of such HPU Certificate will surrender such certificate. Subject to Applicable Laws, at the time of such surrender of any such HPU Certificate, there will be paid to the former holder of the certificates representing HPU Shares, without interest the dividend or other distribution of EMC with a record date after the Effective Time theretofore paid on the EMC Shares and the consideration to which such holder is entitled pursuant to section 3.1 of the Plan of Arrangement as set forth in Appendix B of this Management Information Circular.

(f)	Lost Certificates

In the event any HPU Certificate which immediately prior to the Effective Time represented one or more outstanding HPU Shares or HPU Convertible Securities that were transferred pursuant to Article 3 of the Plan of Arrangement as set forth in Appendix B of this Management Information Circular is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such HPU Certificate to be lost, stolen or destroyed and delivery of such other document as may reasonably be required by the Exchange Agent or EMC, including a bond satisfactory to EMC and HPU and their respective Exchange Agents in such sum as EMC may direct, or otherwise providing an indemnity in favour of EMC, HPU and the Exchange Agent in a manner reasonably satisfactory to EMC and HPU against any claim that may be made against EMC or HPU or the Exchange Agent with respect to the HPU Certificate alleged to have been lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed HPU Certificates, appropriate EMC Certificates.

(g)	Extinction of Rights

(i)

Any HPU Certificate which immediately prior to the Effective Time represented outstanding HPU Shares or HPU Convertible Securities that were transferred pursuant to Article 3 of the Plan of Arrangement as set forth in Appendix B of this Management Information Circular, and not deposited, together with all other instruments required on or prior to the sixth anniversary of the Effective Date will cease to represent a claim or interest of any kind or nature as an HPU Securityholder or for the receipt of EMC securities or other consideration. On such date, the consideration to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled will be deemed to have been surrendered for no consideration to EMC, together with all entitlements to dividends, distributions and interest thereon held for such former holder.

(ii)

None of HPU, EMC or the Exchange Agent (or any of their respective successors or assigns) or their respective officers and directors will be liable to any Person in respect of any cash or property delivered to a public official pursuant to any abandoned property, escheat or similar law.

(h)	Withholding Rights

EMC, HPU and the Exchange Agent will be entitled to deduct and withhold from any consideration payable to any holder of HPU Shares or HPU Convertible Securities pursuant to section 3.1 of the Plan of Arrangement as set forth in Appendix B of this Management Information Circular, such amounts as EMC, HPU or the Exchange Agent determines it is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other applicable federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

9.        The Fairness Opinion

Westwind was engaged by the Board of Directors of HPU by an engagement letter dated August 30, 2006. As part of its engagement, Westwind was asked by the Board of Directors to consider the proposed Arrangement and provide its opinion as to the fairness of the Arrangement, from a financial point of view, to HPU Shareholders. On September 26, 2006, Westwind delivered a Fairness Opinion to the Board of Directors of HPU with respect to the Arrangement. Based upon and subject to the various considerations set forth in the Fairness Opinion, Westwind is of the opinion that the Arrangement is fair, from a financial point of view, to the HPU Shareholders.

The full text of the Westwind Fairness Opinion, which sets forth, among other things, assumptions made, information received, matters considered and limitations on the scope of the review undertaken by Westwind in rendering the Fairness Opinion, is attached as Appendix “H” to this Management Information Circular. The Fairness Opinion was prepared for the exclusive use of the Board of Directors of HPU in its consideration of the Arrangement and addresses only the fairness of the Arrangement, from a financial point of view, to the HPU Shareholders. The Fairness Opinion states that it may not be used or relied upon by any other person other than the Board of Directors of HPU without the express prior written consent of Westwind. This summary of the Fairness Opinion set is qualified in its entirety by reference to the full text of the Fairness Opinion attached as Appendix H to this Management Information Circular.

The Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the condition and prospects, financial and otherwise, of HPU and EMC and their respective subsidiaries and affiliates, as they were reflected in the information and documents reviewed by Westwind and as they were represented to Westwind in discussions with management of HPU. Subsequent developments may affect the Fairness Opinion, and Westwind reserves the right to change, modify or withdraw the Fairness Opinion prior to the completion of the Arrangement.

Westwind is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity sales and trading, and investment research. The professionals primarily involved in the preparation of the Fairness Opinion include senior officers and directors of Westwind who are experienced in merger, acquisition, divestiture, and valuation matters. The Fairness Opinion represents the opinion of Westwind and the form and content thereof have been approved for release by its management committee. Westwind will be paid a fee by HPU in connection with the financial advisory services provided to HPU and the delivery of the Fairness Opinion to the Board of Directors.

Neither Westwind nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of HPU or EMC or any of their respective associates or affiliates.

10.        Recommendation of the Board of Directors of HPU

The Board of Directors of the Corporation has carefully reviewed the Fairness Opinion as well as other matters it considered to be relevant. The Board of Directors has determined that the Arrangement is in the best interests of HPU and the HPU Securityholders and is fair to the HPU Securityholders and, as such, has authorized the submission of the Arrangement to the HPU Securityholders for approval and to the Court for the Final Order.

In coming to its conclusions and recommendations, the Board of Directors considered, among other things, the following factors:

(a)	the purpose and benefits of the Arrangement as outlined herein;

(b)

information concerning the financial condition, results of operations, the business plans and prospects of EMC and HPU, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the combined entity;

(c)	the advice of Westwind and the fact that Westwind is in a position to provide the Fairness Opinion;

(d)

that the HPU Shareholders who oppose the Arrangement will be permitted, subject to compliance with certain conditions, to dissent from the Arrangement and will be entitled to be paid the fair value for their HPU Shares in accordance with Section 131 of the NBBCA, as modified by the Interim Order; and

(e)

that the Arrangement will only become effective if, after hearing from all interested parties who choose to appear before it, the Court determines that the Arrangement is fair to the HPU Securityholders.

The Board of Directors recommends that the HPU Securityholders vote in favour of the Arrangement Resolution.

11.        Directors and Officers

At the Meeting, the HPU Shareholders will be asked to consider and, if thought appropriate, to elect the following individuals to the Board of Directors of the Corporation: Bobby Cooper, Thomas Parker, Howard Crosby, Ishiung Wu, James A. Knox and Philip S. Martin. Assuming completion of the Arrangement, it is expected that at the Effective Date all of the directors and officers of HPU will resign. Pursuant to the terms of the Arrangement Agreement, EMC shall nominate one of the members of the Board of Directors of HPU to the Board of Directors of EMC. The senior officers of EMC following the Arrangement will be the current senior officers of EMC. Please see “Information Concerning High Plains Uranium, Inc. - Directors and Officers”, “Matters to be Acted Upon at the Meeting” and Appendix “E” of this Management Information Circular.

12.        Interests of Directors, Officers, Insiders and Significant Securityholders in Matters to be Acted Upon

As of November 15, 2006, K2 Principal Fund L.P. had beneficial ownership of 6,782,100 HPU Shares representing approximately 13.6% of the issued and outstanding HPU Shares. As of November 15, 2006, EMC and its affiliates had beneficial ownership of 2,810,500 HPU Shares representing approximately 5.64% of the issued and outstanding HPU Shares. As of November 15, 2006, the directors and officers of HPU, as a group, beneficially own or control, directly or indirectly, or exercise control or direction over, 3,720,480 (7.5%) HPU Shares.

To the knowledge of directors and senior officers of HPU, there are no material interests of any director or senior officer of HPU or anyone who has held office as such since the beginning of the last completed financial year or of any associate or affiliate of any of the foregoing, in any matter to be acted upon at the Meeting, other than the foregoing and as described elsewhere in this Management Information Circular or the Appendices hereto.

13.        Stock Exchange Listings

The HPU Shares are currently listed and posted for trading on the TSX under the symbol “HPU”. On August 14, 2006, the last trading day prior to the initial date of the announcement of the proposed Arrangement, the closing price of the HPU Shares on the TSX was $0.81 per HPU Share. On November 15, 2006, the closing price of the HPU Shares on the TSX was $1.28.

EMC began trading on the NYSE Arca, Inc. on November 29, 2006 under the symbol EMU. EMC’s shares are also listed and trade on the TSX under the symbol “EMC”.

On August 14, 2006, the last trading day prior to the initial date of the announcement of the proposed Arrangement, the closing price of the EMC Shares on the TSX was $5.04 per share. On November 15, 2006, the closing price of the EMC Shares on the TSX was $8.20.

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the EMC Shares issued pursuant to the Arrangement. On December 5, 2006, the TSX conditionally approved the Arrangement and the listing of the EMC Shares issuable pursuant to the Arrangement.

TAX MATTERS

1.        Certain Canadian Federal Income Tax Considerations

In the opinion of Ogilvy Renault LLP, counsel to HPU, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act in respect of the Arrangement, generally applicable to HPU Securityholders who dispose of their HPU Shares pursuant to the Arrangement and who, for the purposes of the Income Tax Act and at all relevant times, hold their HPU Shares as capital property, deal at arm’s length with EMC and do not dissent to the Arrangement. HPU Shares will generally be considered to be capital property to a HPU Securityholder unless they are held in the course of carrying on a business of trading or dealing in securities, acquired in a transaction considered to be an adventure in the nature of trade or considered to be “mark-to-market property” for purposes of the Income Tax Act. Certain HPU Securityholders who are resident in Canada and whose HPU Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Income Tax Act to have their HPU Shares and every other “Canadian Security” (as defined in the Income Tax Act) owned by such HPU Securityholder treated as capital property. HPU Securityholders should consult their own tax advisors as to whether they hold their HPU Shares as capital property for purposes of the Income Tax Act.

This summary is not applicable to HPU Securityholders (a) that do not hold their HPU Shares as capital property; (b) that are “financial institutions” or “specified financial institutions” (as defined in the Income Tax Act); (c) an interest in which would be a “tax shelter investment” (as defined in the Income Tax Act); or (d) who are exempt from tax under Part I of the Income Tax Act. Such HPU Securityholders should consult their own tax advisors with respect to the Arrangement.

This summary is based upon the current provisions of the Income Tax Act in force on the date hereof, all specific proposals to amend the Income Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”) to the date hereof. This summary assumes that all specific publicly announced proposals to amend the Income Tax Act and regulations thereunder announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof will be enacted as proposed, although there is no assurance that such proposed amendments will be enacted as proposed, or at all. This summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative action or decision, nor does it take into account the tax laws of any province, territory or foreign jurisdiction, any of which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations in relation to the Arrangement. This summary is not intended to be, and should not be construed to be, legal or tax advice to any particular HPU Securityholder. HPU Securityholders should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

A.        Residents of Canada

This part of the summary is applicable to a HPU Securityholder who is resident, or deemed to be resident, in Canada for the purposes of the Income Tax Act.

Disposition of HPU Shares

A HPU Securityholder will not realize a capital gain or a capital loss as a result of the exchange of HPU Shares for EMC Shares where the provisions of section 85.1 of the Income Tax Act are applicable. In that case, a HPU Securityholder will be deemed to have disposed of such HPU Shares for proceeds of disposition equal to the adjusted cost base of such shares to the HPU Securityholder immediately before the exchange, and to have acquired the EMC Shares at a cost equal to the adjusted cost base to the HPU Securityholder of their HPU Shares immediately before the exchange. The cost of such EMC Shares received on the exchange generally must be averaged with the adjusted cost base of any other EMC Shares held by such HPU Securityholder to determine the adjusted cost base of each EMC Share to the holder.

The provisions of section 85.1 will not be applicable to an exchange by a HPU Securityholder of HPU Shares for EMC Shares in certain circumstances, including, where (i) such HPU Securityholder has included, in computing its income for the taxation year in which the exchange occurred, any portion of the gain or loss, otherwise determined from the disposition of the HPU Shares so exchanged; (ii) such HPU Securityholder and EMC file a joint election under subsections 85(1) or 85(2) of the Income Tax Act with respect to the exchange, as described below; (iii) immediately after the exchange, such HPU Securityholder, persons with whom such holder does not deal at arm’s length or the HPU Securityholder together with such persons, control EMC or beneficially own shares of EMC having a fair market value of more than 50% of the fair market value of all of the outstanding shares of EMC; (iv) such HPU Securityholder and EMC were, immediately prior to the exchange, not dealing with each other at arm’s length for purposes of the Income Tax Act (otherwise than by virtue of a right of EMC to acquire any HPU Shares); or (v) consideration other than EMC Shares was received by a HPU Securityholder for the exchanged HPU Shares.

In the alternative, a HPU Securityholder who disposes of HPU Shares pursuant to the Arrangement in exchange for EMC Shares and who certifies in writing to EMC that the provisions of section 85.1 of the Income Tax Act do not apply to the HPU Securityholder in respect of the exchange, otherwise than by virtue of (i) or (ii) above (an “Eligible Shareholder”), will be eligible to choose to defer all or a portion of the capital gain that would otherwise be realized on the disposition of such HPU Shares by making a joint election (the “Election”) with EMC in accordance with subsection 85(1) of the Income Tax Act (and the corresponding provisions of any applicable provincial or territorial tax legislation) and filing same with the CRA (and where applicable, any provincial or territorial taxing authority). Subject to the limitations contained in subsection 85(1) of the Income Tax Act, each Eligible Shareholder will have the right to specify an elected amount in the Election, in accordance with the provisions of the Income Tax Act. Such elected amount will, for the purpose of the Income Tax Act, constitute proceeds of disposition to the Eligible Shareholder in respect of the HPU Shares, the cost to EMC of such HPU Shares acquired by it and the cost to the Eligible Shareholder of the EMC Shares received. If an Eligible Shareholder selects as the elected amount an amount in excess of the aggregate adjusted cost base of the HPU Shares for which EMC Shares are to be exchanged, a capital gain will be realized to the extent of the excess less any reasonable costs incurred for purposes of making the exchange, with the consequences described below. An Eligible Shareholder that is a partnership is not entitled to make an Election under subsection 85(1) but may be able to make an Election under subsection 85(2) with the same general result. All Eligible Shareholders should consult with their own tax advisors to determine the availability and consequences of making an Election under subsection 85(1) or 85(2) of the Income Tax Act.

It will be the sole responsibility of each Eligible Shareholder to obtain and complete all portions of the forms which are prescribed for such purpose under the Income Tax Act and any applicable provincial or territorial legislation relevant to such party, to sign the appropriate number of forms and to deliver the appropriate number of signed copies of the form to EMC for execution no later than 30 days following the Effective Date. EMC has advised that it will execute such forms which are received from any such party and will thereafter within a reasonable time return the forms to that party for filing by that party. Accordingly each party wishing to make an Election is urged to consult with his own income tax advisors in relation to the preparation, signing and timely filing of the Election. EMC will not be liable for taxes, interest, penalties or other loss or damage resulting from the failure by an Eligible Shareholder to properly complete, sign and file on a timely basis any prescribed election form.

In the event that the tax-deferred treatment under section 85.1 or subsection 85(1) or 85(2) of the Income Tax Act is not available, a HPU Securityholder who disposes of HPU Shares in exchange for EMC Shares pursuant to the Arrangement will be considered to have disposed of their HPU Shares for proceeds of disposition equal to the value of the EMC Shares received on the exchange and to have realized a capital gain (or capital loss) to the extent that the holder’s proceeds of disposition exceed (or are exceeded by) the adjusted cost base of that holder’s HPU Shares immediately before the exchange, less reasonable costs of disposition. Such HPU Securityholder will acquire the EMC Shares at a cost equal to the value of such EMC Shares received on the exchange. The cost of such EMC Shares must be averaged with the adjusted cost base of all other EMC Shares held by such HPU Securityholder to determine the adjusted cost base of each EMC Share to the holder.

Taxation of Capital Gain or Capital Loss

A HPU Securityholder will generally be required to include one-half of any capital gain in computing its income for a taxation year (a “taxable capital gain”). One-half of any capital loss (“allowable capital loss”) may be deducted against taxable capital gains realized in the year of disposition in accordance with the provisions of the Income Tax

Act. Any remaining allowable capital losses generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and in the circumstances provided in the Income Tax Act. The amount of any such capital loss otherwise determined may, if the HPU Securityholder is a corporation, be reduced by the amount of dividends or deemed dividends received on the HPU Shares to the extent and in the circumstances provided in the Income Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns HPU Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or beneficiary of a trust that owns such Shares. Taxable capital gains of a “Canadian-controlled private corporation” (as defined in the Income Tax Act) may be subject to an additional refundable tax at a rate of 62/3%. Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Income Tax Act. HPU Securityholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

HPU Options and HPU Warrants

Generally speaking, holders of HPU Options and HPU Warrants who receive their HPU Options or HPU Warrants by virtue of being directors, officers or employees of HPU (but for greater certainty, excluding holders who received HPU Options or HPU Warrants by virtue of being a consultant) will not recognize any income or gain on the disposition of such options or warrants pursuant to the Arrangement provided that the net value, if any, of the EMC Options or EMC Warrants (as the case may be) received by such holder pursuant to the Arrangement does not exceed the net value, if any, of the HPU Options or HPU Warrants disposed of by such holder pursuant to the Arrangement. In the event, however, that there is such an excess difference in net value, the holder will be treated as having disposed of the HPU Options or HPU Warrants and will generally be required to include in income in the year of disposition, the amount by which the net value of the consideration received for the disposition of HPU Options or HPU Warrants exceeds the amount, if any, paid by the holder for such HPU Options or HPU Warrants.

Holders of HPU Options or HPU Warrants are urged to consult their tax advisors as to their own particular circumstances.

Dissenting Shareholders

A HPU Shareholder who dissents to the Arrangement will be entitled to be paid by HPU the fair value of the HPU Shares held by such holder determined as of the appropriate date. Such holder may be deemed to have received a taxable dividend to the extent that the amount paid by HPU exceeds the paid up capital of the HPU Shares and to have realized a capital gain (or capital loss) to the extent that the amount paid by HPU (less the deemed dividend) exceeds (or is exceeded by) the adjusted cost base of the HPU Shares to the holder immediately before the payment by HPU. In certain cases, a Dissenting Shareholder that is a corporation may be deemed to have received the entire payment as proceeds of disposition of the HPU Shares (and not as a deemed dividend) with a resulting capital gain (or capital loss) and computed as described above. Any interest awarded to a Dissenting Shareholder by the court would be includable in computing the income of such Dissenting Shareholder for purposes of the Income Tax Act.

Eligibility for Investment

The EMC Shares will be qualified investments under the Income Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans provided that such shares are listed on a prescribed stock exchange (which includes the TSX).

B.        Non-Residents of Canada

This part of the summary is applicable to a HPU Securityholder who, for the purposes of the Income Tax Act, and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada.

A non-resident HPU Securityholder for whom the HPU Shares are not “taxable Canadian property” will not be subject to tax under the Income Tax Act on the exchange of HPU Shares pursuant to the Arrangement. Such HPU Shares generally will not be taxable Canadian property provided that (i) the HPU Shares are listed on a prescribed stock exchange (which includes the TSX) ; (ii) the HPU Securityholder does not use or hold, and is not deemed to use or hold, such shares in connection with carrying on a business in Canada; (iii) such shares are not “designated insurance property” of the HPU Securityholder within the meaning of the Income Tax Act; (iv) the HPU Securityholder has not, either alone or in combination with persons with whom the HPU Securityholder does not deal with at arm’s length, owned or had the right to acquire 25% or more of the issued shares of any class or series of shares in the capital of HPU at any time within 60 months preceding the date of the exchange; and (v) the HPU Shares are not deemed under the Income Tax Act to be taxable Canadian property of the HPU Securityholder.

In the event that the HPU Shares constitute taxable Canadian property to a particular non-resident HPU Securityholder the consequences under the Income Tax Act upon the disposition by such holder of their HPU Shares pursuant to the Arrangement will generally be the same as those described above under “Residents of Canada” – “Disposition of HPU Shares”. Non-resident HPU Securityholders should consult with their own tax advisors as to the applicability of section 85.1 or subsections 85(1) or 85(2) of the Income Tax Act as described above or the availability of relief from Canadian tax under any income tax treaty between Canada and the applicable jurisdiction of the particular non-resident HPU Securityholder.

HPU Options and HPU Warrants

The taxation of stock options and warrants granted to non-residents of Canada depends upon the option holder’s particular circumstances. Generally, it is expected that the exchange of HPU Options and HPU Warrants for EMC Options and EMC Warrants would be subject to the same consequences as described under the heading “HPU Options and HPU Warrants” above. However, holders of HPU Options and HPU Warrants who are non-residents of Canada should seek tax advice based on their own particular circumstances.

Non Resident Dissenting Shareholders

A holder of HPU Shares who is neither resident nor deemed to be resident in Canada for purposes of the Income Tax Act will be entitled to be paid by HPU the fair value of the HPU Shares held by such holder determined as of the appropriate date. Any deemed dividend realized by a non-resident Dissenting Shareholder as described above will be subject to Canadian withholding tax at a rate of 25% unless reduced under the provisions of an applicable income tax treaty. Any capital gain realized by a non-resident Dissenting Shareholder as described above would not be subject to tax under the Income Tax Act if such HPU Shares are not “taxable Canadian property of the Dissenting Shareholder” as described above. Any interest awarded to a non-resident Dissenting Shareholder by the court will be subject to Canadian withholding tax at a rate of 25% unless reduced under the provisions of an applicable income tax treaty.

2.        Certain U.S. Tax Considerations A. Circular 230 Disclosure

Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advise based on the taxpayer’s particular circumstances from an independent tax advisor.

B.        Introduction

Contained below is a summary of certain United States federal income tax considerations with respect to the Arrangement applicable to “U.S. Persons” (as defined herein). This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (the “Regulations”), proposed or temporary regulations promulgated under the Code (the “Proposed Regulations”), the legislative history of the Code, the Canada-United States Tax Convention of 1980, as amended by various Protocols (the “Treaty”), judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service (the “Service”), all as they are now in effect. This summary does not take into account potential changes in the Code, Regulations, Proposed Regulations, Treaty, future judicial decisions or future administrative pronouncements, any of which may significantly affect the U.S. tax considerations to U.S. Persons who are HPU Securityholders.

This summary does not address all potentially relevant federal income tax matters. In addition, this summary does not cover any state, local or foreign tax consequences.

C.        U.S. Shareholders

As used herein, a “U.S. Shareholder” means a HPU Securityholder who is (i) a citizen or individual resident (as defined under United States tax laws) of the United States; (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) an estate the income of which is taxable in the United States irrespective of source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. The term “foreign” as used herein refers to any person who is not a U.S. Person as defined in the Code. This summary does not address the United States tax consequences to, and U.S. Shareholder does not include, persons subject to specific provisions of United States federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, persons who hold Shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their Shares as compensation for services. This summary is limited to U.S. Shareholders who own Shares as capital assets and who hold the Shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust). This summary does not address the consequences to a person or entity of the ownership, exercise or disposition of any options or other rights to acquire Shares.

No ruling has been received or requested from the Service concerning any matters discussed herein. In addition, no U.S. tax opinions have been requested or obtained with respect to matters discussed herein.

The discussion contained herein is of a general nature only and is not intended to constitute a complete analysis of the U.S. tax consequences of the Arrangement and should not be interpreted as legal or tax advice to any U.S. person, as U.S. tax consequences may vary depending upon the U.S. person’s particular circumstances. Each U.S. person who is a shareholder should obtain advice from his, her or its own tax advisor as to the U.S. tax consequences and any U.S. tax reporting requirements resulting from the arrangement.

D.        Taxation of the Exchange to U.S. Shareholders

The exchange of HPU Shares for EMC Shares by U.S. Shareholders will likely be a taxable exchange. U.S. Shareholders will recognize gain or loss equal to the difference between their tax basis in the exchanged HPU shares and the fair market value of the EMC shares received. Subject to the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Shareholder’s holding period in its HPU shares is longer than one year.

E.        PFIC Rules

HPU expects to be treated as a U.S. corporation under the special rules described in part F below. However, if HPU were treated as a foreign corporation for U.S. federal income tax purposes and were a passive foreign investment company (a “PFIC”) as defined in the Code, gain from the exchange by a U.S. Shareholder would be treated as though realized ratably over the investor’s holding period in the Shares. Such gain would be taxed as ordinary income and an interest charge would be imposed on the tax deferred from prior years. These rules generally would not apply to U.S. Shareholders that have previously made a QEF election or a mark-to-market election with respect to their HPU shares. Based on HPU’s lack of income and the nature of its assets (including the value of its intangible assets as reflected by the market price of its shares), HPU believes it is not a PFIC, but cannot assure this result.

F.        Exchange to Foreign Shareholders

The exchange of HPU shares by foreign shareholders may be subject to U.S. tax.

HPU expects that, for purposes of analyzing the tax consequences of the exchange, HPU will be treated as a U.S. corporation for U.S. federal income tax purposes under Code Section 7874. Based on its assets, HPU believes that it is likely to be treated as a U.S. real property holding company as defined in the Code. Ordinarily, an exchange of shares of a U.S. real property holding company by a foreign person is subject to U.S. tax. However, if HPU shares are considered regularly traded for purposes of Section 897(c)(3) of the Code, the exchange of HPU shares should not be subject to U.S. tax, unless such shareholder owns, or has owned within the past 5 years, (directly or indirectly through various attribution rules) more than 5% of the HPU shares. (Foreign shareholders that own more than 5% of HPU shares will be subject to U.S. federal income tax on the gain from the sale of the shares).

A company's shares that are not traded on a U.S. domestic securities market are not considered to be "regularly traded" unless certain minimum trading amounts are met and the shares are not too closely held. HPU currently is uncertain whether its shares are considered "regularly traded." If its shares would otherwise qualify as regularly traded, HPU intends to make all filings required for such treatment.

If the HPU shares are not considered to be regularly traded (as defined), EMC will be required to withhold 10% of the gross fair market value of its shares being issued in exchange for a foreign shareholder's HPU shares. The amount withheld is credited against such shareholder's U.S. tax liability. A possibility exists that EMC may withhold 10% of the gross fair market value of the EMC shares issued to foreign shareholders in the exchange.

If the HPU shares are not considered to be regularly traded, each foreign shareholder will be required to file a U.S. tax return and may request a refund to the extent its U.S. tax liability is less than the amount withheld.

Foreign shareholders are urged to consult with their own tax advisors concerning these rules.

G.        U.S. Tax Consideration of Owning EMC Shares

HPU cannot advise with respect to the U.S. tax considerations of owning EMC shares. For example, HPU does not know whether or not EMC is (or may become in a future year) a PFIC. If EMC were a PFIC, U.S. Shareholders of EMC may be subject to the adverse PFIC rules. Shareholders are strongly advised to consult their own tax advisors with respect to the U.S. tax considerations of owning EMC shares.

H.        Uncertainty Regarding U.S. Tax Consequences

U.S. tax consequences of the Arrangement to U.S. Persons are dependent upon a number of provisions of the Code, the application and interpretation of which are subject to considerable uncertainty. With respect to a number of these provisions there is either no guidance or the guidance that is available is either incomplete or contradictory. Accordingly, notwithstanding the efforts of EMC and HPU and their shareholders who are U.S. Persons to comply with applicable U.S. tax law, the federal income tax return of U.S. Persons who are shareholders may be audited and such shareholders may be required to file amended returns and may be subject to assessments by the Service for additional taxes, interest and penalties.

RIGHT OF DISSENT

The following summary is not a complete statement of the procedures to be followed by a Dissenting Shareholder under the NBBCA and the Interim Order. The NBBCA requires strict adherence to the procedures and failure to do so may result in the loss of all Dissent Rights. Accordingly, HPU Shareholders who might desire to exercise their Dissent Rights should carefully consider and comply with the provisions of section 131 and consult their legal adviser. The full text of section 131 of the NBBCA is set out in Appendix I to this Proxy Statement.

Pursuant to the Interim Order, HPU Shareholders who wish to exercise their Dissent Rights must provide to HPU, a written objection to the Arrangement Resolution by delivering such objection to High Plains Uranium, Inc., c/o Stewart, McKelvey, Brunswick House, 44 Chipman Hill, Suite 1000, P.O. Box 7289, Postal Station A, Saint John, NB, Canada E2L 4S6, facsimile number – (506) 652-1989, Attention: Paul Smith, no later than 4:00PM (Toronto time) on or before the Business Day preceding the Meeting, or any adjournment or postponement thereof. It is important to note that registered HPU Shareholders must strictly comply with this requirement, as it is different from the statutory dissent provisions of the NBBCA, which permits a HPU Shareholder to provide HPU with a written objection as late as at the Meeting. The sending of a written objection does not deprive a HPU Shareholder of his or her right to vote on the Arrangement Resolution at the HPU Special Meeting, but a vote either in person or by proxy against the Arrangement Resolution at the Meeting does not constitute a written objection pursuant to section 131 of the NBBCA. Failure to vote either in person or by proxy against the Arrangement Resolution will not constitute a waiving of a shareholders' rights under Section 131 of the NBBCA, but a vote in favour of the Arrangement Resolution at the HPU meeting will deprive the HPU Shareholder of further rights under section 131 of the NBBCA.

Within 10 days after the Arrangement Resolution is approved by HPU Shareholders, HPU must notify the Dissenting Shareholder, who is then required, within 20 days after receipt of such notice, or if the Dissenting Shareholder does not receive such notice within 20 days after the Dissenting Shareholder learns of the approval of the Arrangement Resolution, to send to HPU a written notice containing the name and address of the Dissenting Shareholder, the number and class of shares in respect of which the Dissenting Shareholder dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send HPU or its transfer agent, the share certificate or certificates representing the shares in respect of which he dissents. If the Arrangement contemplated in the Arrangement Resolution becomes effective, HPU is required to determine the fair value of the HPU Shares as of the close of business on the day before the Arrangement Resolution is adopted by HPU Securityholders at the Meeting and to make a written offer to pay such amount to the Dissenting Shareholder. If such offer is not made or not accepted within 50 days after the Arrangement becomes effective, HPU may apply to the Court fix the fair value of such HPU Shares. There is no obligation on HPU to apply to the Court. If HPU fails to make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days. If an application is made by either party, the Dissenting Shareholder will be entitled to be paid the amount fixed by the Court. The fair value of the HPU Shares as determined for such purpose by a court will not necessarily be the same as and could vary significantly from the fair market value of such shares as determined for the arrangement.

The discussion above is only a summary of the Dissent Procedures which are technical and complex. A HPU Shareholder who intends to exercise his or her Dissent Right should carefully consider and comply with the provisions of sections 131 of the NBBCA, as modified by the Interim Order. Persons who are beneficial owners of HPU Securities registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such shares is entitled to dissent. It is suggested that any HPU Shareholder wishing to avail himself or herself of the Dissent Rights seek his or her own legal advice, as failure to comply strictly with the applicable provisions of the NBBCA, the Interim Order and this Management Information Circular may prejudice the availability of such Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time consuming and expensive process.

OTHER MATTERS

1.        Resale of EMC Shares

Canada

The EMC Securities to be issued to HPU Securityholders pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws of the various applicable provinces in Canada and will generally be “freely tradable” (and not subject to any “restricted period” or “hold period”) if the following conditions are met as prescribed by National Instrument 45-102 - Resale of Securities: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider or an officer of the issuer, the selling shareholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

United States

The EMC Securities to be issued to HPU Securityholders pursuant to the Arrangement will not be registered under the U.S. Securities Act, in reliance upon the exemption from registration provided by Section 3(a)(l0) thereof. Following the Arrangement, EMC Securities held by any holder who was not an “affiliate”, for purposes of United States federal securities laws, of HPU, before the Arrangement, and who will not be an affiliate of EMC after the Arrangement and at the time of any resale of such EMC Securities, may be resold without restriction under the U.S. Securities Act. Any resale of EMC Securities by a holder who was such an affiliate before the Arrangement or is such an affiliate after the Arrangement may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Any such affiliate (or former affiliate) should obtain the advice of its legal counsel with respect to the application of the U.S. Securities Act to the offer or sale of such EMC Securities by such person. For the purposes of the U.S. Securities Act, an “affiliate” of EMC or HPU is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, EMC or HPU, as the case may be.

HPU Securityholders residing elsewhere than in Canada are urged to consult their legal advisers to determine the extent of all applicable resale provisions.

2.        Legal Matters

Certain legal matters relating to the Arrangement have been passed upon by Ogilvy Renault LLP, on behalf of HPU and by Morton & Company, on behalf of EMC. As at November 15, 2006, the partners and associates of each of Ogilvy Renault LLP and Morton & Company each beneficially owned, directly or indirectly, less than 1% of the outstanding EMC Shares. As at November 15, 2006, the partners and associates of each of Ogilvy Renault LLP and Morton & Company each beneficially owned, directly or indirectly, less than 1% of the outstanding HPU Shares.

3.        Expenses of The Arrangement

All expenses incurred in connection with the Arrangement, the transactions contemplated thereby, the Meeting and the preparation and mailing of the Management Information Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be borne by the Corporation.

MATTERS TO BE ACTED UPON AT THE MEETING

To the knowledge of the Board of Directors of HPU, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1.        Financial Statements

The Board of Directors has approved the audited financial statements for the year ended March 31, 2006 together with the auditor’s reports thereon, which will be tabled at the Meeting.

2.        Appointment Of Auditor

Unless directed otherwise by a proxy holder, or such authority is withheld, the Management Designees, if named as proxy, intend to vote the common shares represented by any such proxy in favour of a resolution reappointing KPMG LLP, Chartered Accountants, of Toronto, Ontario, (“KPMG”) as auditor for HPU for the next ensuing year, to hold office until the close of the next annual meeting of the HPU Shareholders or until KPMG is removed from office or resigns as provided by law or HPU’s By-laws and authorizing the directors to fix the compensation of the auditor. KPMG was appointed auditor of the Corporation on February 8, 2005.

3.        Election Of Board Of Directors

The articles of the Corporation provide for a minimum of one (1) and a maximum of ten (10) directors. The Corporation has determined that six (6) directors will be elected at the Meeting. Unless a choice is otherwise specified, it is intended that the shares represented by the proxies hereby solicited will be voted by the persons named therein for the election of the nominees whose names are set forth below. If the Agreement becomes effective, it is expected that all of the directors of the Corporation will resign.

Management does not contemplate that any nominee will be unwilling or unable to serve as director but, should that occur for any reason prior to the Meeting, it is intended that the persons named in the enclosed form of proxy shall reserve the right to vote for another nominee in his or her discretion. Each of the following persons is nominated to hold office as a director until the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

Name and Present Office Held	Principal Occupation (for past 5 years)	Date of First Appointment	No. of HPU Shares Beneficially Held as of Nov 15, 2006
Bobby Cooper(1) Executive Chairman Tucson, Arizona, USA	Retired	February 8, 2005	412,500
Thomas Parker Director, President and Chief Executive Officer Kalispell, Montana, USA	President and Chief Executive Officer of the Corporation	April 13, 2006	nil
Howard Crosby(1) (2) Director Walla Walla, Washington, USA	President, Crosby Enterprises, Inc.	February 8, 2005	1,880,245
Ishiung Wu(2) Director Reno, Nevada, USA	President, GreatWall Gold Corp.	February 8, 2005	420,000
James A. Knox(2) Director Cedaredge, Colorado, USA	Geologist and Corporate Director	February 8, 2005	265,235

Name and Present Office Held	Principal Occupation (for past 5 years)	Date of First Appointment	No. of HPU Shares Beneficially Held as of Nov 15, 2006
Philip S. Martin Director Oakville, Ontario, Canada	Corporate Director	June 24, 2005	285,000

Notes:

(1)	Member of the Compensation & Corporate Governance Committee
(2)	Member of the Audit Committee

The general function of the audit committee is to review the overall audit plan and the Corporation’s system of internal controls, to review the results of the external audit, and to resolve any potential dispute with HPU’s auditors. The audit committee of the Corporation currently consists of James Knox, as Chair of the committee, Howard Crosby and Ishiung Wu. The Board of Directors of HPU has also appointed a compensation and corporate governance committee consisting of Howard Crosby and Bobby Cooper.

Other than as described below, no proposed director of the Corporation:

(a)

is, as at the date of this Management Information Circular, or has been, within 10 years before the date of this Management Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity,

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Corporate Cease Trade Orders or Bankruptcies

From May 2002 until September 2002 and from March 2003 until August 2003, Ishiung Wu was a director of Alaskagold Mines Inc. (“Alaskagold”), a mineral exploration company listed on the TSX Venture Exchange (the “TSXV”). After Dr. Wu resigned as a director on September 18, 2002, the TSXV halted and suspended trading in Alaskagold’s shares. The trading halt and suspension were still in effect when Dr. Wu was re-appointed as a director of Alaskagold in March 2003. Alaskagold was delisted from the TSXV on June 13, 2003 for failing to remit its annual sustaining fee. Dr. Wu resigned as a director of Alaskagold in August 2003.

Mr. Martin was a director of Sahelian Goldfields Inc. (“Sahelian”) from September 1997 to August 1999. On May 21, 1999 and on June 14, 2000, the British Columbia Securities Commission (the “BCSC”) and the Ontario Securities Commission (the “OSC”), respectively, issued cease trade orders in respect of the securities of Sahelian, due to a failure to meet certain filing requirements. On July 21, 2001, Sahelian, acting through its trustee, KPMG Inc., Toronto filed a proposal (the “Proposal”) to its creditors under the Bankruptcy and Insolvency Act (Canada).

On August 8, 2001, the Proposal was approved by a majority of Sahelian's creditors. On September 6, 2001 the Ontario Superior Court of Justice issued an order approving the Proposal unconditionally and on May 21, 2002 a majority of Sahelian's shareholders approved the Proposal. On September 15, 2003, both the OSC and BCSC cease trade orders were revoked. Sahelian currently operates as Sage Gold Inc.

No other director, officer or promoter of HPU is, or within the 10 years prior to the date hereof has been, a director, officer or promoter of any other issuer that, while that person was acting in the capacity of a director, officer or promoter of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions under applicable securities laws for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties or Sanctions

In two separate proceedings between 1991 and 1995, the National Association of Securities Dealers Inc. (the “NASD”) censured Howard Crosby and he paid fines in the total amount of US$16,000 in connection with events that occurred between 1985 and 1989 when Mr. Crosby was a part owner, a registered representative, and later, a registered principal of an investment firm. In June 1995, Mr. Crosby’s registration was revoked by the NASD.

On September 2, 1999, Howard Crosby, John Ryan and Dan Gorski entered into a settlement agreement in connection with a proceeding relating to Royal Silver Mines, Inc. (“Royal Silver”). Certain shareholders of Royal Silver had commenced a proceeding against Mr. Crosby, Mr. Ryan, Mr. Gorski and others alleging that as directors and officers of Royal Silver, Mr. Crosby and Mr. Ryan had, among other things, diverted a corporate opportunity from Royal Silver to Metalline Mining Company (“Metalline”). At that time, Mr. Gorski was a director of Metalline. The parties entered mandatory federal mediation and reached an agreement. The defendants expressly denied liability in the settlement agreement and in exchange for a dismissal and a full release of all claims, the defendants agreed to pay the plaintiffs US$60,000 cash and US$80,000 in Metalline stock and to cancel a US$50,000 note owed by one of the plaintiffs to a defendant.

No other director, officer or promoter of HPU has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Conflicts of Interest

There are no known existing or potential conflicts of interest among HPU, its promoters, directors or officers as a result of their outside business interests except that certain of the directors, officers and promoters serve as directors and/or officers of other public companies which are involved in the mining industry and therefore it is possible that a conflict may arise between their duties as a director, officer or promoter of HPU and their duties as a director and/or officer of such other companies.

4.        Approval of the Arrangement

The HPU Securityholders will be asked to pass the Arrangement Resolution in respect of approval of the Arrangement. In order to be effective, a special resolution requires the approval of the HPU Securityholders and the HPU Shareholders as follows: (i) two thirds of the votes cast thereon by HPU Securityholders present in person or represented by proxy at the HPU Meeting voting as a single class with each of the HPU Convertible Securityholders entitled to vote on the basis of the number of HPU Shares that they would have had if all of their HPU Convertible Securities were exercised and the resulting HPU Shares issued; and (ii) a majority of the votes cast thereon by HPU Shareholders present in person or represented by proxy at the HPU Meeting. In absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the Arrangement. The text of the Arrangement Resolution is included in Appendix “A” to this Management Information Circular.

Pursuant to the NBBCA, a registered holder of HPU Shares is entitled to dissent and be paid the fair value for such HPU Shares, if the HPU Shareholder objects to the Arrangement Resolution contemplating the Arrangement. A management summary of shareholder dissent rights is set forth above under the heading “Dissent Rights”.

5.        Amendment of the By-Laws of the Corporation

The HPU Shareholders will be asked to pass a resolution in the form set forth in Appendix J of the Management Information Circular ratifying a resolution approving an amendment to the by-law of the Corporation regarding quorum requirements for a meeting of shareholders. On September 26, 2006, the Board of Directors of HPU, on a motion duly made, seconded and unanimously carried, amended the by-laws of the Corporation to reduce quorum requirements for a shareholders’ meeting from “shareholders or proxyholders holding or representing not less than a majority of the shares entitled to be voted” to “shareholders or proxyholders holding or representing not less than 10% of the shares entitled to be voted”. To be effective, the resolution to ratify the by-law must be approved by Ordinary Resolution of the HPU Shareholders.

6.        Other Business

Management is not aware of any other matters to come before the Meeting other than those set out in the Notice of Meeting. If other matters come before the Meeting, it is the intention of the Management Designees to vote the same in accordance with their best judgment in such matters.

SELECTED PRO FORMA FINANCIAL INFORMATION

The following tables set out certain pro forma financial information for EMC and HPU assuming completion of the Arrangement. The following information should be read in conjunction with the unaudited Pro-forma Consolidated Financial Statements set forth in this Management Information Circular. Please see Appendix “G” of this Management Information Circular.

Summary of pro forma operating results	Year ended June 30, 2006 $	Three months ended September 30, 2006 $
Total net loss Net loss per common share basic and diluted	(10,271,826) (0.20)	(4,389,875) (0.06)

Summary of pro forma balance sheet data	September 30, 2006 $
Total assets Cash and cash equivalents Short term investments Property, plant and equipment Mineral properties and deferred exploration costs	212,312,601 43,412,953 43,793,127 10,578,893 111,501,320
Shareholders’ equity	177,852,407

INFORMATION CONCERNING HIGH PLAINS URANIUM, INC.

HPU was incorporated under the NBBCA by articles of incorporation dated February 8, 2005, as amended by articles of amendment dated March 10, 2005, to delete the restriction on offering common shares of HPU to the public and to exclude the pre-emptive right contained in the NBBCA from applying to the common shares, and as further amended by articles of amendment dated September 28, 2005, to remove the share transfer restriction. The registered office of HPU is located at High Plains Uranium, Inc., c/o Stewart, McKelvey, Brunswick House, 44 Chipman Hill, Suite 1000, P.O. Box 7289, Postal Station A, Saint John, NB, Canada E2L 4S6. The principal office of the Corporation is located at 1718 Capitol Avenue, Cheyenne, Wyoming, U.S.A., 82001.

The Corporation was established to be the Canadian holding company of High Plains Uranium, Inc. (Idaho) (“HPU Idaho”), a corporation incorporated under the laws of the State of Idaho on April 6, 2004. On March 9, 2005, the holders of all of the issued and outstanding common shares, warrants, options and convertible notes of HPU Idaho (the “HPU Idaho Securities”) exchanged the HPU Idaho Securities for HPU Shares, HPU Warrants, HPU Options and convertible notes issued by HPU. Upon completion of the transaction, HPU Idaho became a wholly-owned subsidiary of the Corporation. HPU Idaho is also the sole shareholder of HPU Uranium, Inc. (Alaska), an entity established under the laws of the State of Alaska to evaluate uranium opportunities in that State.

Incorporation by Reference

Pursuant to Form 51-102F5 - Information Circular, which governs the content to be included in this Management Information Circular, information in respect of HPU is incorporated by reference in this Management Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained by a HPU Securityholder on request prior to the Meeting Date without charge from the Corporate Secretary at the head office of High Plains Uranium Inc., 1718 Capitol Avenue, Cheyenne, Wyoming, USA 82001, telephone: (307) 433-8708, facsimile: (307) 433-8774. In addition, the documents can be obtained from SEDAR at www.sedar.com.

The following documents, filed by HPU with the securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of the Management Information Circular:

1.	The Corporation’s consolidated financial statements for the year ended March 31, 2006, and period from incorporation on April 6, 2004 to March 31, 2005;

2.	The Corporation’s unaudited interim consolidated financial statements for three and six months ended September 30, 2006 and 2005;

3.	The Corporation’s annual information form for the year ended March 31, 2006.

4.	The Corporation’s management discussion and analysis prepared as of June 29, 2006.

5.	The Corporation’s amended management discussion and analysis prepared dated November 14, 2006.

6.	The Corporation’s material change report dated August 25, 2006.

7.	The Corporation’s material change report dated September 5, 2006.

8.	The Corporation’s material change report dated September 8, 2006.

9.	The Corporation’s material change report dated October 6, 2006.

10.	The Corporation’s material change report dated October 24, 2006.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by HPU with the securities commissions or similar authorities in Canada after the date of this Management Information Circular and prior to the Arrangement Effective Date shall be deemed to be incorporated by reference in this Management Information Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Management Information Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies of supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to stating a material fact that is required to be stated or that is necessary to make a statement that is not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or supersede, to constitute a part of this Management Information Circular.

DIVIDEND RECORD AND POLICY

The Corporation has not, since its incorporation, declared or paid any dividends on the common shares. The Corporation will consider paying dividends in the future on the common shares when its operational circumstances permit, including earnings, cash flow, financial and legal requirements and business considerations.

DESCRIPTION OF SECURITIES

The authorized share capital of HPU consists of an unlimited number of HPU Shares and an unlimited number of redeemable, retractable voting, participatory shares (the “Class A Preferred Shares”) and an unlimited number of redeemable, non-voting, participatory shares (the “Class B Preferred Shares” together with the Class A Preferred Shares, the “Preferred Shares”). As at November 15, 2006, 49,807,590 HPU Shares were issued and outstanding and no Preferred Shares were issued and outstanding.

HPU Shares

The holders of HPU Shares are entitled to receive notice of and to attend meetings of the shareholders of HPU and are entitled to one vote for each HPU Share held (except meetings at which only the holders of another class of shares are entitled to vote). The holders of HPU Shares are entitled to (a) receive dividends, if, as and when declared by the Board of Directors of HPU out of the assets of the HPU property applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, and (b) receive the remaining property of HPU in the event of any liquidation, dissolution or winding-up of HPU.

Preferred Shares

The holders of Preferred Shares, in the discretion of the Corporation’s directors, are entitled to receive non-cumulative dividends in such amounts as may be determined by the directors in any year, subject to certain maximum amounts specified in the Corporation’s articles of incorporation. In any year, however, the directors of the Corporation may declare dividends in respect of one class of shares of the Corporation without so declaring dividends on the other classes of shares. In the event of the liquidation, dissolution or winding-up of the Corporation, holders of Class A preferred shares shall receive, before any distribution of the assets of the Corporation is made among the holders of the Class B preferred shares and HPU Shares, an amount equal to the redemption price for the shares, determined in the manner set out in the Corporation’s articles of incorporation, plus an amount equal to any dividends declared thereon but unpaid. The holders of the Class A preferred shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation. Each Class A preferred share shall confer the right to one vote in person or by proxy.

In the event of the liquidation, dissolution or winding-up of the Corporation, holders of Class B preferred shares shall receive, before any distribution of the assets of the Corporation is made among the holders of HPU Shares but after distribution of the assets of the Corporation is made among the holders of the Class A preferred shares, an amount equal to the redemption price for the shares, determined in the manner set out in the Corporation’s articles of incorporation, plus an amount equal to any dividends declared thereon but unpaid. Except in certain limited circumstances, the holders of Class B preferred shares shall have no right to receive notice of, attend or vote at any meeting of shareholders of the Corporation.

Warrants

As of November 15, 2006 the number of HPU Warrants issued and outstanding pursuant to the Warrant Indenture is 8,752,590 warrants.

Convertible Debenture

A convertible secured debenture in the amount of $8,000,000 was issued to EMC on September 7, 2006. The convertible secured debenture is not transferable, has a 36 month term and pays interest semi-annually. Interest is set at 5.00% per annum for the first six months after the issue date and the WSJ Prime Rate +3% thereafter. Interest is payable in cash or common shares of HPU, at its option (based on the 20-day volume weighted average trading price of HPU’s Shares) in respect of the first six months of the term and thereafter in cash. The debenture is convertible at the option of EMC at any time six months after the issue date, and in certain other circumstances upon a change of control of HPU, at a conversion price of $0.93 per HPU Share. HPU does not have the right to repay the principal amount before the maturity of the debentures. At any time 12 months after the issue date, EMC has the right, on 60-days notice to HPU, to call the principal amount outstanding on the debentures as well as any accrued and unpaid interest. The obligations of HPU under the debenture are secured against the assets of HPU and its U.S. operating subsidiary.

SHARE CAPITAL

The following table sets forth the share capital of HPU as at March 31, 2006, September 30, 2006 and November 15, 2006:

	Number of HPU Shares/HPU Shares Issuable Upon Exercise
Type of Security	March 31, 2006	September 30, 2006	November 15, 2006
HPU Shares	45,843,557	48,111,555	49,807,590
HPU Options	3,200,000	3,281,666	2,606,666
HPU Warrants	9,684,640	6,653,390	8,752,590

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Long-Term Incentive Plans

On May 16, 2005, the Board of Directors of HPU adopted a long term incentive plan (the “LTIP”). The purpose of the LTIP is to (i) provide incentives to HPU employees, consultants and directors, (ii) foster a responsible balance between short-term and long-term results, and (iii) build and maintain a strong spirit of performance and entrepreneurship. The LTIP provides that the total aggregate number of HPU Shares which may be issued pursuant to the LTIP shall not exceed a number of HPU Shares equal to 10% of the number of issued and outstanding HPU Shares on the closing of HPU’s initial public offering (the “Offering”). The number of HPU Shares which may be reserved for issuance to any one person pursuant to the LTIP (or any other employee-related plan or options for services) must not exceed 5% of the total number of outstanding HPU Shares.

The LTIP is administered by the Board of Directors who may delegate responsibility for the administration of the LTIP to the Compensation and Corporate Governance Committee. Stock options, stock appreciation rights or performance units may be granted under the LTIP to such directors, officers, employees or consultants of HPU and its subsidiaries or a designated affiliated entity as the Board of Directors may from time to time designate. Under the LTIP, HPU may provide financial assistance to eligible persons to purchase HPU Shares or pay income taxes, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over the Corporation.

The term of any stock options, stock appreciation rights or performance units granted shall be determined by the Board of Directors at the time of the grant. Subject to earlier termination, in the event of termination of employment or in the event of death or disability, the term of any stock options, stock appreciation rights or performance units granted under the LTIP shall not exceed 10 years. Subject to certain exceptions, in the event that a participant ceases to provide services to HPU, stock options, stock appreciation rights or performance units granted under the LTIP will expire 120 days later. In the event of death or disability of a participant, stock options, stock appreciation rights or performance units granted under the LTIP will expire 12 months from the death or disability of such participant. In the event of the retirement of a participant, options, stock appreciation rights or performance units will expire three years after such participant’s retirement from the Corporation. In the event of the retirement of a member of the Board of Directors, stock options, stock appreciation rights or performance units granted to such member will expire 18 months from the date such participant ceases to be a member of the Board of Directors. HPU’s Board of Directors may at any time terminate or amend the LTIP in any respect; provided, however, that the Board of Directors may not, without the approval of the shareholders or such other approval as may be required, amend the LTIP or any stock option, stock appreciation right or performance unit granted thereunder in any manner that requires shareholder or other approval under applicable law or the rules and policies of any stock exchange or quotation system upon which the HPU Shares are listed or quoted. No amendment or termination may be made which adversely affects the existing rights of any participant without the participant’s written consent, unless HPU acquires those rights at an amount equal to the fair market value of such rights verified by an independent valuator.

Stock Option Plan

Under the Corporation's LTIP, the Board of Directors of HPU may, at its discretion, grant options to purchase common shares, which are exercisable over a period of a maximum of five years, to directors, officers, employees or consultants of the Corporation or its affiliates. All options have variable vesting periods ranging from two to three years from date of grant. Stock appreciation rights may also be granted. The maximum number of shares which may be issued under the program shall not exceed 10% of the issued and outstanding shares, subject to adjustments.

The following table sets forth the information, as at the end of March 31, 2006, with respect to the compensation plans under which equity securities of HPU are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Stock Option Plan approved by securityholders	3,200,000	US$0.55	1,302,690
Inducement Options	Nil	Nil	Nil
Warrants	9,684,640	US$0.72
Equity Compensation plan not approved by securityholders	nil	nil
Total	12,884,640		1,302,690

In addition, the following table outlines all of the outstanding options to purchase HPU Shares as of November 15, 2006.

Date of Grant	Name and Class of Optionee	HPU Options	Exercise Price	Expiry Date
May 20, 2005	Kate Armstrong (Consultant)	25,000	US$ 0.50	May 20, 2010
May 20, 2005	James A. Knox (Director)	50,000	US$ 0.50	May 20, 2010
May 20, 2005	Robert Maxwell (Consultant)	50,000	US$ 0.50	May 20, 2010
May 20, 2005	Robert Smith (Consultant)	50,000	US$ 0.50	May 20, 2010
May 20, 2005	Charles Snyder (Consultant)	50,000	US$ 0.50	May 20, 2010
May 20, 2005	Christina Staples (Consultant)	75,000	US$ 0.50	May 20, 2010
May 20, 2005	Ishiung Wu (Director)	50,000	US$ 0.50	May 20, 2010
Mar 01, 2006	William McAnelly (Employee)	33,333	US$ 0.59	Mar 01, 2011
Mar 01, 2006	William McAnelly (Employee)	66,666	US $0.60	Mar 01, 2011

Date of Grant	Name and Class of Optionee	HPU Options	Exercise Price	Expiry Date
Mar 01, 2006	Cal VanHolland (Employee)	50,000	US$ 0.59	Mar 01, 2011
Mar 21, 2006	Thomas Parker (Officer)	1,000,000	$ 0.70	Mar 21, 2011
Mar 22, 2006	Wayne Heili (Consultant)	50,000	US$ 0.60	Mar 22, 2011
Mar 22, 2006	Leland Huffman (Employee)	100,000	US$ 0.60	Mar 22, 2011
Mar 22, 2006	Pat Lorello (Employee)	200,000	US$ 0.60	Mar 22, 2011
Mar 22, 2006	Robert Maxwell (Consultant)	100,000	US$ 0.60	Mar 22, 2011
Mar 22, 2006	Colin Moody (Employee)	25,000	US$ 0.60	Mar 22, 2011
Mar 22, 2006	Lonnie Tracy (Employee)	150,000	US$ 0.60	Mar 22, 2011
Mar 22, 2006	Cal VanHolland (Employee)	100,000	US$ 0.60	Mar 22, 2011
Mar 22, 2006	Michael Verhalen (Consultant)	25,000	US$ 0.60	Mar 22, 2011
Mar 22, 2006	Peter Verhalen (Consultant)	25,000	US$ 0.60	Mar 22, 2011
Mar 22, 2006	Dave Young (Employee)	16,667	US$ 0.60	Mar 22, 2011
Aug 01, 2006	Research Marketing, LLC (Consultant)	50,000	US$ 1.00	Aug 01, 2009
Sep 26, 2006	D.J. Priano (Officer)	150,000	US$ 0.91	Sep 26, 2011
Sep 26, 2006	Monarch Consulting Inc. (Consultant)	40,000	US$ 1.09	Feb 01, 2013
Nov 15, 2006	Steve Loose (Employee)	50,000	US$ 1.17	Nov 15, 2011
Nov 15, 2006	Dawn Speakman (Employee)	25,000	US$ 1.17	Nov 15, 2011
Total Number of HPU Options		2,606,666

Warrants

The number of Warrants issued and outstanding are pursuant to a Warrant Indenture. As of November 15, 2006, the outstanding warrants are held as follows:

Warrant Holder	No. of Warrants	Exercise Price	Expiry Date	Type of warrant
James Baughman	10,000	$ 1.50	Dec. 15, 2006	Purchase warrant
CDS	1,829,920	$ 1.50	Dec. 15, 2006	Purchase warrant
Bobby Cooper	12,500	$ 1.50	Dec. 15, 2006	Purchase warrant
Crestview Capital Master, LLC	347,580	$ 1.50	Dec. 15, 2006	Purchase warrant
Fontana Capital Corp.	20,000	$ 1.50	Dec. 15, 2006	Purchase warrant
Daniel Gorski	3,750	$ 1.50	Dec. 15, 2006	Purchase warrant
Kurt Hoffman	5,000	$ 1.50	Dec. 15, 2006	Purchase warrant
James Knox	10,000	$ 1.50	Dec. 15, 2006	Purchase warrant
Proteus Capital Corp.	100,000	US$ 0.50	Feb. 01, 2010	Purchase warrant
Research Capital Corporation	804,240	US$ 0.42	Mar. 11, 2007	Broker warrant

Warrant Holder	No. of Warrants	Exercise Price	Expiry Date	Type of warrant
Research Capital Corporation	579,600	US$ 0.42	May. 26, 2007	Broker warrant
Research Capital Corporation	420,000	US$ 0.42	Sep. 01, 2007	Broker warrant
Research Capital Corporation	1,250,000	US$ 1.00	Dec. 12, 2007	Broker warrant
Sunrise Securities Corp.	250,000	$ 1.50	Dec. 15, 2006	Purchase warrant
Ishiung Wu	10,000	$ 1.50	Dec. 15, 2006	Purchase warrant
Casimir Capital LP	3,100,000	$ 1.39	Nov. 2, 2007	Purchase warrant

PRIOR SALES OF SECURITIES

The following table sets forth the details of all issuances or sales of HPU Securities by the Corporation since the date of incorporation.

Date of Issuance or Sale	Description of Transaction	Aggregate Number of HPU Securities Issued	Price per HPU Share
February 8, 2005
March 9, 2005
October 3, 2005
December 15, 2005
April 6, 2006
May 29, 2006
August 18, 2006

August 24, 2006

October 27, 2006
November 1, 2006
November 1, 2006
November 3, 2006
November 13, 2006
November 15, 2006
November 15, 2006
Total	Incorporation
Securities Exchange(1)
Deemed Exercise of Special Warrants(2)
Initial Public Offer
Stock options exercised
Warrants exercised
Warrants exercised

Warrants exercised

Stock options exercised
Stock options exercised
Stock options exercised
Warrants exercised
Stock options exercised
Stock options exercised
Stock options exercised
		1 12,449,756 28,393,800 5,000,000 58,334 1,250 386,657 1,821,757 50,000 50,000 25,000 1,000,800 145,235 300,000 125,000 49,807,590	US$ 1.00 - - $1.00 US$ 0.60 $1.50 Cashless exercise of warrants Cashless exercise of warrants US$0.50 US$0.50 US$0.60 US$0.42 Cashless exercise US$0.50 US$0.60

Notes:

(1)	Pursuant to a securities exchange and private placement as part of HPU’s initial public offering on November 29, 2005, no cash proceeds were realized by the Corporation upon issue of the HPU Shares.
(2)

Pursuant to a securities exchange and private placement as part of HPU’s initial public offering on November 29, 2005, no additional proceeds were received upon the deemed exercise of the Special Warrants.

ESCROWED SECURITIES

As of November 15, 2006, an aggregate of 3,943,216 HPU Shares and 1,071,250 Warrants owned by 8 shareholders are held in escrow pursuant to the HPU Escrow Agreement.

Pursuant to the terms of the HPU Escrow Agreement, the HPU Shares originally placed in escrow and were to be released as follows:

On the date the HPU’s securities were listed on the TSX (the “Listing Date”)	¼ of escrowed HPU Shares
6 months after the Listing Date	1/3 of remaining escrowed HPU Shares
12 months after the Listing Date	½ of remaining escrowed HPU Shares
18 months after the Listing Date	remaining escrowed Shares

The details of the escrowed HPU Shares held as of November 15, 2006 are as follows:

Escrowed Securityholder	HPU Shares	Warrants
CGT Management	1,000,000	1,000,000
Cork Investments Inc.	527,500	nil
Jim Baughman	460,000	5,000
Bobby Cooper	412,500	6,250
Dan Gorksi	656,216	2,500
Kurt Hoffman	305,000	2,500
John Ryan	372,000	nil
Ishiung Wu	210,000	55,000
Total	3,943,216	1,071,250

_______________
Note:

(1)

Calculated pursuant to the Escrow Policy. Any Escrowed Shareholder holding securities carrying less than 1% of the voting rights attached to HPU’s outstanding securities following the closing of the Offering is not required to deliver its Escrowed Securities to the Escrow Agent.

PRICE RANGE AND TRADING VOLUMES

The HPU Shares are listed and posted for trading on the TSX under the trading symbol “HPU”. The following tables set forth the reported high and low sale prices and trading volumes for HPU and EMC Shares for the periods indicated as reported by sources HPU believes to be reliable. HPU Shares were listed on the TSX on December 19, 2005.

HPU Shares

Year	Period	High ($)	Low ($)	Average Daily Trading Volume
2005	December (from December 19)	0.80	0.58	330,410
2006	January – March	1.25	0.46	333,307
	April – June	1.18	0.75	191,318
	July	0.87	0.78	39,077
	August	1.08	0.77	422,485
	September	1.07	0.99	250,491
	October	1.34	1.00	283,582
	November	1.70	1.15	283,671
	December (until December 7)	1.64	1.48	50,645

EMC Shares

Year	Period	High ($)	Low ($)	Average Daily Trading Volume
2004	October – December	2.10	1.25	49,881
2005	January - March	3.52	1.40	113,239
	April – June	2.85	2.00	79,420
	July – August	4.15	2.16	38,217
	September – December	3.85	2.80	32,442
2006	January – March	6.38	3.37	84,265
	April – June	8.20	5.65	94,173
	July	6.70	5.55	142,991
	August	5.88	4.99	348,024
	September	6.25	4.78	296,040
	October	8.75	5.10	491,584
	November	10.68	7.85	483,700
	December (until December 7)	10.49	9.33	408,092

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of HPU, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding HPU Shares, other than as disclosed below.

As of November 15, 2006, K2 Principal Fund L.P. had beneficial ownership of 6,782,100 HPU Shares representing approximately 13.6% of the issued and outstanding HPU Shares.

Furthermore, as of November 15, 2006, EMC and its affiliates had beneficial ownership of 2,810,500 HPU Shares representing approximately 5.64% of the issued and outstanding HPU Shares.

DIRECTORS AND OFFICERS

The following table sets forth the name and municipality of residence, position held with the Corporation, principal occupation and date of election or appointment as a director or officer, as the case may be, and the number of HPU Shares beneficially owned by each director and executive officer of the Corporation as of November 15, 2006.

Name and Municipality of Residence	Position with Corporation	Principal Occupation(1)	Director/Officer Since	No. of HPU Shares Beneficially Held as of November 15, 2006
BOBBY COOPER(2) Tucson, Arizona, USA	Chairman	Retired	February 8, 2005	412,500
THOMAS PARKER Kalispell, Montana, USA	President and Chief Executive Officer	President and Chief Executive Officer, HPU	April 13, 2006	nil
KURT HOFFMAN(5) Postfalls, Idaho, USA	Director	President and Chief Executive Officer, Sundance Diamonds Corp.	February 8, 2005	457,500
D.J. PRIANO (3) Sandy, Utah, USA	Chief Financial Officer	Chief Financial Officer	September 15, 2006	nil
HOWARD CROSBY(2) (4) Walla Walla, Washington, USA	Director	President, Crosby Enterprises, Inc.	February 8, 2005	1,880,245
ISHIUNG WU(4) Reno, Nevada, USA	Director	President, GreatWall Gold Corp.	February 8, 2005	420,000
JAMES A. KNOX(4) Cedaredge, Colorado, USA	Director	Geologist and Corporate Director	February 8, 2005	265,235
PHILIP S. MARTIN Oakville, Ontario, CANADA	Director	Corporate Director	June 24, 2005	285,000

_______________
Notes:

(1)	Please see “Directors and Executive Officers” below for a description of principal occupations within the five years preceding the date of this Management Information Circular.
(2)	Member of the Compensation and Corporate Governance Committee
(3)	DJ Priano is the Chief Financial Officer on a contractual basis without any fixed term.
(4)	Member of the Audit Committee.
(5)	Mr. Hoffman resigned as of November 29, 2006.

As of November 15, 2006, the directors and executive officers, as a group beneficially own, directly or indirectly, or exercise control or direction over, a total of 3,720,480 HPU Shares, representing approximately 7.5% of the issued and outstanding HPU Shares.

Directors and Executive Officers

The following are brief biographies of the directors, executive officers and senior management of HPU.

Thomas H. Parker, President and Chief Executive Officer, age 63. Mr. Parker was appointed HPU’s Chief Executive Officer and a Director on March 27, 2006 and assumed his duties as of April 11, 2006. He was also appointed as President in May 2006. Mr. Parker has worked extensively in senior management positions in the mining industry for the more than 40 years. From 1995 to March 2006, he was the Executive Vice President of Anderson and Schwab, a New York-based consulting firm where his clients included UBS Warburg and Norilsk Nickel. Prior to joining Anderson and Schwab, he was President and Chief Executive Officer of Costain Coal Inc., a large coal company with over 2,000 employees that produced steam and metallurgical coal, from January 1992 to

September 1994. Earlier in his career, Mr. Parker managed coal mining operations for Arco Coal, Anaconda Minerals and Kerr McGee, among others. From 1978 to 1981, he was director and project manager for Conoco’s uranium joint venture with Cogema and the Government of Niger. Mr. Parker is a mining engineering graduate from the South Dakota School of Mines with a Master’s Degree in mineral engineering management from Pennsylvania State University

Bobby Cooper, Chairman, age 60. Mr. Cooper has been a Director of HPU since February 2005. He has 42 years’ experience in the mining industry. Currently retired, Mr. Cooper worked with Kennecott Corporation (a mining company) from 1987 to 1997 where from June 1993 until March 1997 he held the position of President and Chief Executive Officer during his career. Mr. Cooper has held other executive positions with Thunder Basin Coal Company (a subsidiary of Atlantic Richfield Oil Company), RTZ PLC (now Rio Tinto PLC, a public company), Shell Mining Company (a subsidiary of Shell Oil Company of North America), Inspiration Consolidated (a subsidiary of Hudson Bay Mining Company) and Ridway Mining Company (a subsidiary of Kennecott Corporation). Besides HPU, he is also serving as a director of Silver Creek Golf Club, 3L&T Corp., Sundance Diamonds Co., US Silver, Platinum Diversified Mining, Sun Resources Inc, and Platinum Coal Resources Inc.

D.J. Priano, Secretary and Chief Financial Officer, age 61. Prior to joining HPU, Mr. Priano served in various capacities for thirty-two years with Kennecott Corporation including Controller for Kennecott Utah Copper, Director Operations Analysis for Kennecott Minerals Company, and Controller for Kennecott Barneys Canyon Mining Company. More recently, he served as Senior Vice President for Headwaters Corporation, which develops and licenses technology for the coal industry, and as Senior Vice President for Raser Technologies, Inc., an electric motor technology company.

Howard Crosby, Director, age 53. Mr. Crosby has been a director of HPU since February 2005. Mr. Crosby has more than 25 years’ of mining industry experience. Early in his career, Mr. Crosby served as a Vice President of UNC Nuclear Industries, a Division of United Nuclear Corporation, which was extensively involved in uranium exploration and production in the western United States. Since September 1989, he has been the President of Crosby Enterprises, Inc., was the President and Chief Executive Officer of Cadence from 1994 until November 2005 and now serves as a director of Cadence. Mr. Crosby is also the Treasurer and a director of White Mountain Titanium Corp., a public natural resources company. He holds a B.A. from the University of Idaho.

Ishiung Wu, Director, age 61. Dr. Wu has been a director of HPU since February 2005. In May 2004, Dr. Wu became Chairman of the Board of Trend Mining Company, a public company, where he has been a director since August 2000. Dr. Wu has also been the President and a director of GreatWall Gold Corporation and IW Exploration Co. since 2004 and 1991, respectively. From June 1994 to January 2002, Dr. Wu was a co-founder, director and Vice President of Acquisitions for General Minerals Corporation., a natural resources public company. From January 2000 to January 2002, he was also Chairman of Xinjiang Towerbeck Mineral JV Inc., a Chinese-Canadian joint venture. From 1974 to 1992, Dr. Wu worked for Kennecott (now a subsidiary of Rio Tinto PLC) and the North and South American mineral subsidiaries of Exxon (now Exxon-Mobil) and Chevron in various capacities, including Exploration Manager in Chile for Chevron. Dr. Wu holds an M.A. (1971) and Ph.D. (1975) in economic geology from Harvard University, where he was a Teaching Fellow in Geology from 1971 to 1973. He is also a Fellow of the Society of Economic Geologists.

James A. Knox, Director, age 72. Mr. Knox has been a director of HPU since February 2005. Mr. Knox has over 45 years’ experience in mineral exploration and mining industry experience. For much of this period he was a principal of James A. Knox and Associates, Inc., Knox, Kaufman, Inc., and its predecessor, Perry, Knox, Kaufman, Inc. For over twenty-five years, these companies served major natural resource companies, principally in North America, in a consulting capacity. Mr. Knox has also held various positions with several other mining and exploration firms, including USMX, Inc., as President and Chief Executive Officer from June 1991 to April 1996; the Superior Oil Company (Mineral Division) from October 1964 to January 1969; and Kermac Nuclear Fuels Corp. (Kerr McGee) in the Ambrosia Lake Area, New Mexico, as Chief Exploration Geologist, Chief Grade Control Engineer, and Senior Mine Geologist from January 1958 to May 1962. In 1996, Mr. Knox elected to return to his geological consulting business in mineral exploration and development management, and formed James A. Knox & Associates, Inc., in January 1997. With the assistance of several geologists, mining engineers, and land men, and the financial support of several independent investors, the evaluation of specific precious and base metal opportunities in northern Mexico, Alaska, Alberta, Canada and the southwestern U.S. was undertaken. A Mexican company, Compania Minera Condor, was formed in March of 1998, to assist the work in Mexico. Several development situations were defined as a result of this effort, but these could not be acquired on an equitable basis, and the project was suspended in December, 2003. Mr. Knox continued to remain active in the consulting and property evaluation/development business, beginning in June, 2001, both with associates and for his own account; these efforts largely involved coal bed methane acquisitions in Wyoming, aggregate studies, a non-metallic deposit in New Mexico recommended for acquisition and development and still pending, continued evaluation of Mexican mining opportunities, a natural gas opportunity and a precious metal situation in western Europe, and the evaluation of several Arizona precious and base metal properties. These efforts were essentially terminated in January, 2005, when the opportunity to become a director of HPU became available. Since that time Mr. Knox has been mainly involved with his duties related to HPU other than occasional self-funded, non-uranium type property evaluations. Mr. Knox is a graduate of Dartmouth College (A.B., 1955), and received an M.S. degree in Geology at the University of Minnesota (1957). He is a Registered Professional Geologist in the State of Idaho.

Philip S. Martin, Director, age 61. Mr. Martin has been a director of HPU since June 2005. Mr. Martin graduated with a degree in mining from Imperial College, London and an M.B.A. from Cranfield University, England. He has a broad range of experience in the mining industry as well as in mining finance and research. From 2002 to the present, Mr. Martin has been principal of P.S. Martin and Associates, a financial consultancy. Prior thereto, from January 2000 to October 2002, Mr. Martin was Vice President- Corporate Finance for First Associates Investment Inc., an investment bank that was a member of the Toronto Stock Exchange. Since 1998, he has undertaken a number of independent consultancy assignments and non-executive directorships. In 1986, Mr. Martin joined Gordon Capital Partners in Toronto where for 12 years he specialized in research and investment banking in the mining sector. From 1974 to 1978, he was a consultant engineer with Dames & Moore in Toronto before joining a major Canadian bank where he gained seven years’ experience in corporate mining and international finance, both in Toronto and Sydney, Australia.

EXECUTIVE COMPENSATION

Unless otherwise noted, the following information is for the Corporation last completed financial year which ended March 31, 2006.

Compensation of Directors

The compensation of former director Jim Baughman is set out in the Summary Compensation Table. No other director received compensation in respect of the provision of services to the Corporation for the year ended March 31, 2006.

On June 6, 2005, the Board of Directors approved a compensation package for its members. Each director of High Plains will be paid US$500 for each Board of Directors meeting attended by phone and US$1,000, plus reasonable travel expenses, for each Board of Directors meeting attended in person. The full Board of Directors expects to meet in person a minimum of four times per year.

Compensation of Executive Officers

Securities legislation requires the disclosure of compensation received by each “Named Executive Officer” of the Corporation for the three most recently completed financial years. “Named Executive Officer” is defined by the legislation to mean (i) each of the Chief Executive Officer and the Chief Financial Officer of the Corporation, despite the amount of compensation of that individual, (ii) each of the Corporation's three most highly compensated executive officers, other than the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and (iii) any additional individual for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year end of the Corporation.

“Executive Officer” is defined by the legislation to mean (i) the chair of the Corporation, (ii) a vice-chair of the Corporation, (iii) the President of the Corporation, (iv) a vice-president of the Corporation in charge of a principal business unit, division or function such as sales, finance or production, or (v) an officer of the Corporation or any of its subsidiaries or any other person who performed a policy-making function in respect of the Corporation.

During the Corporation's most recently completed financial year, the Corporation had two Named Executive Officers: James G. Baughman, President and CEO of the Corporation and John Ryan, Secretary and CFO of the Corporation. During the most recently completed financial year, compensation (including salaries, fees, directors fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid for services rendered in the previous year, and any compensation other than bonuses earned during the most recently completed financial year, the payment of which was deferred) was paid to the Named Executive Officers (or corporations controlled by Named Executive Officers), in the capacity of Named Executive Officers, as set out below.

The following table sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the most recently completed financial years in respect of each Named Executive Officer as at March 31, 2006.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation Awards		All Other Compen- sation ($)
		Salary (US$)	Bonus (US$)	Other Annual Compen- sation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)
James G. Baughman (Former President and CEO)(1)	2006 2005	$87,000 $42,000(3)	-	$19,549(2) $9,000(4)	-	-	-
Thomas H. Parker (President and CEO)(5)	2006 2005	-(6)	-	-	1,000,000(7)	-	-
John Ryan (Secretary, CFO) (retired) (8)	2006 2005	$54,000	-	$16,000 $42,000(9)	-	-	-

Notes:

(1)

Mr. Baughman was the President of HPU from February 8, 2005 until May 9, 2006 and he served as the Chief Executive Officer of HPU from February 8, 2005 until March 6, 2006. He resigned as President on May 9, 2006.

(2)	Mr. Baughman received US$19,549 for relocation expenses during the year ended March 31, 2006.
(3)

Mr. Baughman commenced receiving a salary from HPU Idaho on September 1, 2004. For the period from September 1, 2004 to March 31, 2005, Mr. Baughman received a total salary from HPU Idaho and HPU of US$42,000.

(4)

On July 8, 2004, Mr. Baughman was granted 900,000 common shares of HPU Idaho at a deemed value of US$0.01 per share for services rendered to HPU Idaho in the 2005 financial year. Pursuant to a securities exchange and private placement as part of HPU’s initial public offering on Novemeber 29, 2005, these common shares were exchanged for 900,000 HPU Shares on March 9, 2005.

(5)	On April 13, 2006, Mr. Parker assumed his duties as the Chief Executive Officer of HPU. He also serves as President and a Director.
(6)	Thomas Parker did not have an annual salary for the year ending March 31, 2006. As of November 15, 2006 he has been paid a salary of US$120,833.
(7)

In offering the position of CEO to Mr. Parker, the Corporation granted him 1,000,000 options exercisable at $0.70 expiring on March 21, 2011. 400,000 of these options will vest on April 10, 2007, 300,000 vest on April 10, 2008 and the balance vest on April 10, 2009.

(8)

Mr. Ryan resigned and was replaced by DJ Priano, who assumed the duties of Chief Financial Officer and Secretary in August 2006. DJ Priano is retained on a consulting basis and has been paid US$21,656 (US 19,000 in fees; $2,656 expenses reimbursed) since his appointment to November 15, 2006.

(9)

On July 8, 2004, Mr. Ryan was granted 600,000 Shares of HPU Idaho at a deemed value of US$0.01 per share and 144,000 common shares of HPU Idaho at a deemed value of US$0.25 per share for services rendered to HPU Idaho in the 2005 financial year. These common shares were exchanged for 744,000 HPU Shares on March 9, 2005.

Retirement and Pension Plans

The Corporation currently has no pension plan and does not provide retirement benefits to its employees.

Incentive Stock Options Granted

The following table sets forth information concerning grants of stock options during the financial year ended March 31, 2006 to the Named Executive Officers:

Name	Securities Under Options/SARs Granted (#)	% of Total Options Granted Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
James G. Baughman Former President and CEO	Nil/Nil	-	N/A	-	-
Thomas H. Parker President and CEO	1,000,000/Nil	100%	$0.70	$0.70	Mar. 21/11
John Ryan Secretary, CFO (retired)	Nil/Nil	-	N/A	-

Stock Appreciation Rights

No Stock Appreciation Rights were granted to or exercised by the Corporation's Named Executive Officers or directors during the financial year ended March 31, 2006.

Aggregate Option Exercises and Financial Year-End Option Values

The following table summarizes the incentive stock options exercised by the Corporation's Named Executive Officers during the financial year ended March 31, 2006 and the value as at March 31, 2006 of all unexercised in-the-money incentive stock options held by the Corporation's Named Executive Officer:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2006 Exercisable/ Unexercisable (#)	Value of Unexercised in the Money Options at March 31, 2006 (2) Exercisable/ Unexercisable ($)
James G. Baughman, Former President and CEO	Nil	Nil	Nil/Nil	Nil/Nil
Thomas Parker President and CEO	Nil	Nil	0/1000,000	0/$700,000
John Ryan, Secretary and CFO (retired)	Nil	Nil	Nil/Nil	Nil/Nil

Notes:

(1)	Number of HPU shares acquired on exercise of stock options
(2)

In-the-Money Options are those for which the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Corporation's shares as at March 31, 2006, (i.e., financial year end) was $1.20.

Termination of Employment, Change in Responsibilities and Employment Contracts

In the most recently completed financial year, the Corporation had no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in respect of compensating such officers in the event of the termination of their employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of November 15, 2006, there has been no indebtedness to the Corporation by any director, senior officer or proposed nominee for election as a director or associate of any such person.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Management Information Circular, HPU is not aware of any material interest, direct or indirect, of any “informed person” of HPU, any proposed director of HPU or any associate or affiliate of any of the foregoing in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

As of November 15, 2006, K2 Principal Fund L.P. had beneficial ownership of 6,626,700 HPU Shares representing approximately 13.88% of the issued and outstanding HPU Shares.

Furthermore, as of November 15, 2006, EMC and its affiliates had beneficial ownership of 2,810,500 HPU Shares representing approximately 5.64% of the issued and outstanding HPU Shares.

In accordance with the Arrangement Agreement, EMC shall nominate one of the members of the Board of Directors of HPU to the Board of Directors of EMC. EMC will take appropriate steps in order that the nominee of HPU be appointed to the Board of Directors of EMC at Closing of the Arrangement, subject to any necessary regulatory approvals. EMC may nominate other members of the Board of Directors of HPU and its Subsidiaries to the Board of Directors of EMC or its Subsidiaries in its sole discretion. Any such nominations are subject to the qualification and consent of the nominee to act as a director of EMC.

MANAGEMENT CONTRACTS

In 2006, HPU and HPU(Idaho) entered into an employment agreement with Thomas Parker pursuant to which Mr. Parker serves as President and Chief Executive Officer of HPU (Idaho) and is entitled to receive a base salary of US$200,000 per year. Among other terms, the agreement provides Mr. Parker with a severance payment equivalent to 24 months base salary provided a comparable position is not offered, the vesting of outstanding options and the continuation of benefits on a Change of Control, and an Involuntary Termination (both as defined in the employment agreement). This agreement, among other terms, also provides for notice of termination, pay in lieu, or a combination thereof of 18 months, as well as vesting of outstanding options in the event of termination without cause.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On February 3, 2005, HPU issued convertible notes in the amount of US$200,000. Included in the amount of convertible notes was US$85,000 issued to certain of HPU’s directors and officers who participated. The convertible notes, which had a maturity of 90 days from issuance, bore interest at 8% per annum and were convertible into HPU Shares at the option of the holder, at any time prior to their maturity, at a conversion price of US$0.45 per common share or if they were converted at the maturity date, at a conversion price of US$0.50 per common share. In addition to the interest to be paid on the loans, the holders of the convertible notes also received one-half of one common share for each dollar of principal amount of the notes provided. The convertible notes were repaid in full on April 18, 2005.

During the period ended March 31, 2005, Sundance Diamonds Corporation (“Sundance”) was provided with a note receivable in the amount of US$27,438. Mr. Kurt Hoffman, a director of HPU until November 29, 2006, is also a director of Sundance. In lieu of repayment, HPU converted the loan into 143,830 shares of Sundance. Also during that period, HPU issued 717,500 HPU Shares to entities controlled by Mr. Howard Crosby, a director and Mr. John

Ryan, HPU’s former Secretary and Chief Financial Officer in the financial year ended March 31, 2006, in exchange for marketable securities in the amount of US$274,750 and HPU paid consulting fees to its directors and officers in the amount of $207,188.

HPU paid consulting fees to directors and officers of HPU in the amount of $21,510 for the quarter ended September 30, 2006. Included in accounts payable and accrued liabilities is an amount due to the directors of the Company of $20,567, which is unsecured and payable on demand and relates to fees, owed to the directors for meeting attendance and service on the board committees of the Company. HPU paid consulting fees to HPU’s directors and officers in the amount of US$95,705 for the year ended March 31, 2006. Included in its accounts payable and accrued liabilities is an amount due to its directors of $20,168, which is unsecured and payable on demand and relates to fees owed to its directors for meeting attendance and service on the committees of its Board of Directors.

To the Corporation’s knowledge, and other than as disclosed in this Management Information Circular , there are no known existing or potential conflicts of interest among HPU, its promoters, directors, officers or other members of the management of HPU, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of HPU and their duties as a director, officer, promoter or member of management of such other companies. Please see “- Certain of the Corporation’s directors and officers serve as directors and officers of other companies in the uranium industry and may have conflicts of interest.”

RISK FACTORS

1.        Arrangement

The following are risks related specifically to the Arrangement:

The Arrangement is expected to result in benefits to the combined company, but the combined company may not realize those benefits due to challenges associated with integrating the companies.

The success of the Arrangement will be dependent in large part on the success of the management of the combined company in integrating the two companies following the close of the Agreement. The failure of the combined company to meet the challenges involved in successfully integrating the businesses of EMC and HPU or otherwise to realize any of the anticipated benefits of the Agreement.

EMC and HPU may not be able to successfully integrate their businesses in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the Arrangement to the extent or in the timeframe anticipated.

EMC and HPU expect to incur significant costs associated with the Arrangement.

EMC and HPU estimate they could collectively incur significant transaction costs in connection with the Arrangement EMC’s direct transaction costs will be included as a part of the total purchase cost for accounting purposes. Actual direct transaction costs incurred in connection with the Arrangement may vary. In addition, HPU will incur additional costs to the extent that any holders of issued and outstanding HPU Securities exercise their right to dissent and receive fair value of their shares.

If the Arrangement is not completed, EMC's and HPU's share prices and future business and operations could be harmed.

If the current market prices of EMC Shares and HPU Shares reflect an assumption that the Arrangement will be completed, the price of their respective securities may decline if the Arrangement is not completed. Moreover, EMC's and HPU 's costs related to the Arrangement, including legal, accounting and the fees of their financial advisors, must be paid even if the Arrangement is not completed.

In addition, if the Arrangement is not completed, EMC and HPU may be subject to a number of additional material risks, including the following:

(a)

either company may forego other opportunities which would have otherwise been available had the Arrangement Agreement not been executed, including, without limitation, opportunities foregone as a result of affirmative and negative covenants made by each company in the Arrangement Agreement, such as covenants affecting the conduct of each company's business outside the ordinary course of business; and

(b)	either company may be unable to obtain additional sources of financing or conclude another sale, merger or Arrangement on as favourable terms, in a timely manner, or at all.

The completion of the Arrangement is subject to the satisfaction of conditions.

The obligations of EMC and HPU to complete the Arrangement are subject to the satisfaction or waiver, where permissible, of certain conditions set forth in the Arrangement Agreement. Some of these conditions cannot be waived, including obtaining the requisite approval of HPU Securityholders, the Court, relevant Canadian and U.S. securities regulators and the TSX. If these conditions are not satisfied, the Arrangement will not be completed.

Some of the conditions to the Arrangement may be waived by EMC or HPU without resoliciting shareholder approval for the Arrangement.

Some of the conditions set forth in the Arrangement Agreement may be waived by HPU or EMC, subject to the agreement of the other party in specific cases.

Members of the management and Board of Directors of HPU and EMC have interests in the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement.

In considering whether to approve the Arrangement, HPU Securityholders should recognize that some of the members of management and Board of Directors of HPU have interests in the Arrangement that differ from, or are in addition to, their interests as HPU Securityholders or EMC Securityholders.

2.        Risks Relating to the Corporation’s Business and Industry

Uranium exploration is highly speculative in nature and there can be no certainty of HPU’s successful development of profitable commercial mining operations.

The exploration for and development of uranium properties involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; drilling and other related costs which appear to be rising; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in HPU not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by HPU towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Mining operations generally involve a high degree of risk.

HPU’s current and potential operations are subject to all the hazards and risks normally encountered in the exploration of uranium, including unusual and unexpected geologic formations, seismic activity and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining operations could also experience periodic interruptions due to bad or hazardous weather conditions and other acts of God. Processing operations are subject to hazards such as equipment failure which may result in environmental pollution and consequent liability.

If any of these risks and hazards adversely affect HPU’s current and potential exploration activities, they may: (i) increase the cost of exploration, and when applicable, development or production to a point where it is no longer economically feasible to continue operations; (ii) require HPU to write down the carrying value of one or more mines or a property; (iii) cause delays or a stoppage in the exploration, or when applicable, development or production of uranium; (iv) result in damage to or destruction of mineral properties or processing facilities; and (v) result in personal injury or death or legal liability. All of these adverse consequences may have a material adverse effect on HPU’s financial condition, results of operation, and HPU’s future cash flows.

HPU is an exploration-stage company with a very limited operating history and HPU’s estimates of mineralization are only preliminary based primarily on past drilling data which may not reflect the actual deposits or the economic viability of extraction.

Categories of inferred, indicated and measured mineral resources are recognized in order of increasing geological confidence. However, mineral resources are not equivalent to mineral reserves and do not have demonstrated economic viability. There can be no assurance that mineral resources in a lower category may be converted to a higher category, or that mineral resources may be converted to mineral reserves. Inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to indicated or measured mineral resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

There is a degree of uncertainty to the estimation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. The estimating of mineralization is a subjective process and the accuracy of estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineralization estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from HPU’s estimates. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties. In addition, there can be no assurance that recoveries in small scale laboratory tests will be duplicated in a larger scale tests under on-site conditions or during production. Fluctuation in uranium prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Estimates may have to be recalculated based on changes in mineral prices or further exploration or development activity. This could materially and aversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates. Any material reductions in estimates of mineral reserves and mineral resources, or of HPU’s ability to extract these mineral reserves, could have a material adverse effect on HPU’s financial condition, results of operations and future cash flows.

The marketability of uranium is subject to numerous factors beyond HPU’s control.

The price of uranium may experience volatile and significant price movements over short periods of time. Factors that impact on the price of uranium include demand for nuclear power, political and economic conditions in uranium-producing and consuming nations, reprocessing of spent fuel and re-enrichment of depleted uranium tails or waste, sales of excess civilian and military inventories (including from dismantling nuclear weapons) by governments and industry participants and products levels and costs of production. These factors could negatively impact the price for uranium and lower uranium prices would negatively impact HPU’s future profitability. HPU does not have a hedging policy to protect it from a decline in uranium pricing and has no intention to establish one while it is in the exploratory phases of its operations. In addition, HPU may not have the ability to purchase hedging instruments in the future. Hedging instruments may also not protect HPU adequately from fluctuations in the market price of uranium.

There are a limited number of customers available in HPU’s target market.

Since HPU is an exploration-stage company, it has not entered into any sales contracts for uranium that it may produce from future operations. It would be premature to enter into contracts at their current stage of development. Uranium is purchased by a limited number of electric utilities for generation of electricity at operating nuclear power plants worldwide. Due to the limited market for uranium HPU’s ability to enter into sales contracts will be dependant upon the number of pre-production companies that actually begin mining and the time frame required before HPU begins production. If HPU should enter the market at a time when there are abundant sources of uranium available, HPU may not be able to profitably market its product.

HPU is dependent upon continued public acceptance of nuclear energy.

Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear generation, which may have a material adverse effect on HPU’s business.

HPU is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products from HPU’s mining activities.

All phases of HPU’s operations are subject to environmental regulation in the jurisdictions in which HPU operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect HPU’s operations.

Environmental hazards may exist on the properties which are unknown to HPU at present and which have been caused by previous or existing owners or operators of the properties. HPU is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products from HPU’s mining activities. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

The payment of any liabilities or the costs that HPU may incur to remedy environmental impacts would reduce funds otherwise available to HPU for operations. HPU might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential financial exposure to HPU may be significant. HPU has not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal or waste products occurring from exploration and production) as it is not generally available at what HPU believes to be a reasonable price.

HPU’s business could be adversely affected if HPU fails to comply with extensive government regulations or fail to obtain, renew or comply with necessary licenses and permits.

HPU’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although HPU believes its exploration and development activities are currently carried out in accordance with all applicable laws, rules and regulations, no assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail production or development.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on HPU’s business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Many of HPU’s mineral rights and interests are subject to government approvals, licenses and permits. Obtaining necessary permits and licenses can be a complex, time consuming process and HPU cannot be certain that it will be able to obtain all required permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop, delay or restrict HPU from proceeding with the development of an exploration project or the development and operation of a mine. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of applicable governments or governmental officials. No assurance can be given that HPU will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, HPU may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Public involvement in the permitting process may delay HPU’s acquisition of certain licenses, permits and authorization.

The process of obtaining radioactive materials licenses (“RML”) from the US Nuclear Regulatory Commission and the Texas Department of Health and aquifer exemptions (for injection), production area authorizations and other permits from the Wyoming Department of Environmental Quality and the Texas Commission on Environmental Quality and pursuant to the Environmental Protection Act allow for public participation. If a third party chooses to object to the issuance of any RML or permit required by HPU, significant delays may occur before HPU is able to secure an RML or permit. Generally, the public objections can be overcome with the passage of time and through the procedures set forth in the applicable permitting legislation. However, the regulatory agencies must also allow and fully consider public comment according to such procedures and there can be no assurance that HPU will be successful in obtaining any RML or permit.

HPU’s future prospects may be affected by political decisions about the uranium market.

There can be no assurance that the United States or other government will not enact legislation restricting to whom HPU can sell uranium or that the United States or other government will not increase the supply of uranium by decommissioning nuclear weapons.

3.        HPU

The following are risks related specifically to the Corporation:

The Corporation has no history of mineral production or mining operations.

The Corporation has never had uranium producing properties. There is no assurance that commercial quantities of uranium will be discovered at the Allemand Ross Project, the Swinney Switch Project or other future properties, nor is there any assurance that HPU’s exploration program thereon will yield positive results. Even if commercial quantities of uranium are discovered, there can be no assurance that any of HPU’s properties will ever be brought to a stage where uranium resources can profitably be produced therefrom. Factors which may limit HPU’s ability to produce uranium resources from its properties include, but are not limited to, the spot price of uranium, availability of additional capital and financing and the nature of any mineral deposits.

The Corporation does not have a history of mining operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

The Corporation has a history of losses and expect to incur losses in the future.

As an exploration company that has no production history, the Corporation has incurred losses since its inception. From February, 2005 when its exploration activities began, through June 30, 2006, it had interest revenues of US$228,633 and incurred losses of US$4,880,325. HPU believes that it will be unable to generate enough revenue to offset its operating costs and, therefore, expects to continue to experience losses until it completes its exploration work on the Allemand Ross Project and the Swinney Switch Project, successfully complete feasibility studies and develop the Allemand Ross Project and the Swinney Switch Project into operating mines. There can be no assurance that it will successfully complete its exploration work, develop an operating mine, or achieve or sustain profitability in the future.

The Corporation does not have any uranium sales contracts with customers

Most uranium is sold by producers under medium to long-term contracts to customers with nuclear utilities. The Corporation has not entered into agreements for the sale of uranium to any customers. The Corporation’s ability to place its projects into production will be somewhat dependant on its ability to enter into sales contracts with suitable customers. If the uranium market should become over-supplied with product creating depressed selling prices, the Corporation may not be inclined to enter into medium or long term sales contracts. This could delay the development of HPU’s properties. However, based on the current supply and demand for uranium the Corporation believes that it is positioned to enter the market at a time when demand for uranium is expected to be high.

The Corporation may not own all of the uranium in lands it leases in the Swinney Switch Project

The Corporation has uranium or other mineral leases, including lease ratifications, from all of the surface owners covering approximately 3,133 acres in the Wallace Ranch Property of the Swinney Switch Project area. However, it does not have uranium or other mineral leases from all the mineral owners in respect of the property. The Corporation believes that its uranium deposits are located more than 200 feet below the surface. The surface and mineral estates in these lands were severed prior to June 8, 1983 in instruments that do not specify who owns the uranium in these lands. Therefore, ownership of uranium must be determined by a factual determination of (i) whether the uranium deposits are near the surface; and (ii) whether any reasonable method of mining and production of uranium would consume, deplete, or destroy the surface. This factual determination will depend upon the following factors:

  If the uranium deposits are within 200 feet of the surface, and any reasonable method of mining and production of those uranium deposits would consume, deplete, or destroy the surface, then the uranium deposits are owned by the surface owners.

  If uranium deposits are below 200 feet from the surface, but any reasonable method of mining and production of those uranium deposits would consume, deplete, or destroy the surface, then the uranium deposits are owned by the surface owner.

  If ISL mining of uranium deposits below 200 feet from the surface would not consume, deplete, or destroy the surface, then the mineral owners own the uranium deposits.

It is a factual determination whether in-situ mining of uranium deposits below 200 feet from the surface would consume, deplete, or destroy the surface.

The outcome of the factual determinations described above may affect the Corporation’s ownership of uranium. These factual determinations can only be made in a judicial proceeding in which all potential owners are joined as parties. If an unleased mineral owner brings a judicial proceeding to determine the ownership of uranium on HPU’s leased property, it may be determined that HPU does not own all the uranium and that HPU may be obligated to compensate the unleased mineral owners for that portion of the uranium HPU has mined, but does not have under lease. An unleased mineral owner could bring such a judicial proceeding to determine the ownership of uranium deposits after the Corporation has installed and begun operation of HPU’s facilities for mining and production of uranium.

A conclusive answer concerning ownership of uranium on the Wallace Ranch Property can only be given by the finder of facts in a lawsuit involving all necessary parties, in Live Oak County, Texas. However, the Corporation believes if such a lawsuit occurred that the surface owner would be found to own the uranium deposits. HPU owns the uranium deposits in 1,920 acres out of the 3,133 acres, since its ISL Uranium Lease (the “Lease”) is signed by parties who own 100% of the surface estate and mineral estate in those lands. In addition, its Lease also covers 100% of the surface estate and (i) 50% of the mineral estate under another approximately 199 acres, and (ii) 1/32 of the mineral estate under approximately 1,011 acres. The unleased portion of the mineral estate under the remaining portion of the 3,133 acres is owned of record by five persons and one company, that HPU has attempted, but has been unable to locate.

Under Texas law, a lease from one co-owner or co-tenant of the mineral estate in a tract of land permits HPU to enter on the land and explore for and produce uranium and associated substances without liability for waste or trespass, and requires them only to account to the non-joining co-tenants for their proportionate share of the revenues derived from the uranium produced, less their proportionate share of expenses. The Corporation has a Lease from all of the owner(s) of the uranium in a substantial portion of the approximately 3,133 acres. With respect to the remaining acreage, there is a risk that the uranium might be determined to be owned by the holders of the mineral estate, which would mean that (i) the Lease does not cover any portion of the uranium in two small tracts of 5.41 acres and 7.75 acres, and (ii) the Corporation would be required to account to any non-joining co-tenants for their share of revenues from the sale of uranium, less their share of the expenses of extracting uranium from the tracts in which the Lease covers some, but not all the mineral estate. The impact of an adverse determination with regard to the two small tracts, totalling 13.16 acres on the overall area of 3,133 acres would be minimal. As development occurs, depending on metal prices, these two tracts would be evaluated to determine if any mineralized material existed in this area and their potential for ISL mining. If warranted and a well field was established in this area, an escrow account could be established to mitigate any future mineral estate claims.

The historical mineral resource estimates for the Allemand Ross Project and the Swinney Switch Project are entirely based on historical drill hole data from past exploration programs

The mineral resource estimates for the Allemand Ross Project are based on historic drill hole data prepared by Conoco and PNC in the 1970s. The mineral resource estimates for the Swinney Switch Project are based on historic drill hole data prepared by TXO in the 1970s. Unknown to HPU are, among other things: (i) the methods by which drilling was undertaken, (ii) the methods by which sample preparation of the historical drill hole data was analyzed, and (iii) the nature of the assay procedures used. The accuracy of the mineral resource estimates is a function, in part, of the quantity and quality of available data and, given the uncertainties of the resource estimates for the Allemand Ross Project and the Swinney Switch Project, the technical and economic viability of this mineralization has not been demonstrated. There can be no assurance that HPU will be able to verify the historical drill hole data in the future, nor that it will be able to use the historic drill hole data for calculating future mineral resources. As a result, the unreliability of the historical drill hole data may have an adverse impact on the Corporation’s ability to establish profitable mining operations in the future.

The Corporation may not be able to secure good title to the surface or mineral properties which could delay or restrict its exploration and developmental activities.

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that HPU has acquired title to any such surface or mineral rights which have been obtained or will be obtained in the future. To the extent they are obtained, titles to HPU’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. HPU’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on HPU’s operations. In addition, HPU may be unable to operate its properties as permitted or to enforce its rights with respect to its properties. HPU management has been advised that the US federal registry for claims is not current. However it can be accessed but may not be up-to-date due to the current mineral claim activity. HPU’s management, together with its local counsel, is continually assessing such risks, which its management believes are normal course risks for a company at its current stage of development.

The Corporation’s ability to maintain or increase its production in the future will depend upon its ability to bring new mines into production or to expand the reserves at HPU’s existing mines.

Because mines have limited lives based on proven and probable mineral reserves, HPU will be required to continually replace and expand its mineral reserves as its mines produce uranium. HPU’s ability to maintain or increase its annual production of uranium in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines.

The Corporation’s insurance coverage does not cover all potential losses.

HPU’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to HPU’s properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although HPU maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, HPU insurance’s may not cover all the potential risks associated with its operations. HPU may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Generally, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not available to HPU or to other companies in the mining industry on acceptable terms. HPU might also become subject to liability for pollution or other hazards which may not be insured against or which HPU may elect not to insure against because of premium costs or other reasons. Losses from these events may cause HPU to incur significant costs that could have a material adverse effect upon HPU’s financial performance and results of operations.

It may not be commercially economical for HPU to recover its carrying value of its properties.

Factors which may affect carrying values include, but are not limited to, uranium prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. Such factors could affect HPU’s ability to recover the carrying value of its properties.

The Corporation is a small operator in a highly competitive industry and may not have the adequate resources to compete effectively.

Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, HPU may be unable to acquire rights to exploit additional attractive mining properties on terms HPU considers acceptable. Accordingly, there can be no assurance that HPU will acquire any interest in additional operations that would yield reserves or result in commercial mining operations. If HPU is not able to acquire such interests, this could have an adverse impact on future cash flows, earnings, results of operations and financial condition.

The Corporation currently depends on a limited number of mining properties and negative developments affecting any of the properties could adversely affect its business.

The Allemand Ross Project and the Swinney Switch Project account for most of HPU’s mineralization and the potential for the future generation of revenue. Unless HPU acquires additional properties or projects, any adverse development affecting the Allemand Ross Project or the Swinney Switch Project such as, but not limited to, obtaining financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect on HPU’s financial performance, result of operations and future cash flows.

The Corporation will require a significant amount of capital to fund its operations, its ability to obtain additional capital depends on many factors beyond HPU’s control and lack of adequate capital could delay or prevent HPU from achieving profitability.

HPU will require significant capital in order to fund its operating costs and to carry out plans to develop and bring into production the Allemand Ross Project and the Swinney Switch Project. As well, a portion of HPU’s activities may be directed towards the search for, and development of, new uranium deposits which will require significant capital investment to achieve commercial production from any successful exploration efforts. HPU may require additional financing from external sources, such as through debt financing, equity financing, joint venture relationships, or other means, to meet such requirements. There can be no assurance that such financing will be available to HPU or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of HPU’s equity or convertible debt securities, the interests of shareholders in HPU’s net assets may be diluted. Any failure by HPU to obtain required financing on acceptable terms could have a material adverse effect on HPU’s financial condition, results of operations and liquidity and require HPU to cancel or postpone planned capital investments. It is reasonable to conclude that HPU may expend the majority portion of its current cash assets on property acquisitions or on drilling and exploration activities on HPU’s current property portfolio, and therefore, it may be reasonably concluded that HPU may be out of cash within a two year period or less unless it raises further capital.

Certain of the Corporation’s directors and officers serve as directors and officers of other companies in the mining industry and may have conflicts of interest.

Certain of HPU’s directors and officers also serve as directors and/or officers of other companies involved in the exploration and development of mineral properties and consequently there exists the possibility for such directors and officers to be in a position of conflict. In all cases, HPU considers the activities of these directors and officers with other companies to not be in conflict with HPU’s activities as they involve the exploration and production of minerals other than uranium and/or they are conducted outside of the geographical areas where HPU’s activities are conducted. While HPU considers the potential for conflicts of interest to be minimal, there can be no guarantee that the companies with which any of these directors and officers have relationships will not expand the scope or location of their respective activities to be in conflict with HPU’s interests.

HPU relies on its management team, outside contractors, experts and other advisors and the loss of any of them, if they cannot be replaced, could have a material adverse effect on HPU’s business and financial performance.

The success of HPU’s operations and activities is dependent to a significant extent on the efforts and abilities of its small senior management team, as well as outside contractors, experts and other advisors. HPU relies to a significant extent on its management’s discretion and judgment, as well as the expertise and competence of outside contractors, experts and other advisors that HPU hires to advise it. The loss of one or more member of senior management, key employees or contractors, if not replaced, could materially adversely affect HPU operations and financial performance.

Currency fluctuations may adversely affect the Corporation’s costs.

Exchange rate fluctuations may affect the costs that the Corporation incurs in its exploration activities. It does not currently have, and does not intend to enter into, hedging contracts in connection with currencies. Uranium is generally sold in US dollars. Since the Corporation principally raise funds in Canadian dollars, and because its costs are incurred principally in US dollars, the appreciation of the US dollar against the Canadian dollar can increase the cost of uranium and other mineral exploration and production in Canadian dollar terms.

4.        EMC and its subsidiaries

Please refer to Appendix E for risks specifically related to EMC and its subsidiaries, Standard Uranium Inc. and Quincy Energy Corp.

MATERIAL CONTRACTS

The following are the only material contracts entered into by HPU during the two years prior to the date hereof and which are presently material, other than those entered into in the ordinary course of business, and the particulars thereof:

1.

Arrangement Agreement dated November 13, 2006 between HPU and EMC providing for the acquisition of HPU by EMC by a plan of arrangement. Please see “The Arrangement - Plan of Arrangement – The Arrangement Agreement”.

2.	JV Option Agreements relating to HPU's Gas Hills and North Platte properties signed between HPU and EMC on November 15, 2006.

3.	A convertible secured debenture in the amount of $8,000,000 was issued to EMC on September 7, 2006.

4.	Satisfaction agreement dated November 15, 2006 between Casimir Capital L.P., HPU and EMC.

5.	The Sand Creek Joint Venture Agreement with the Converse Joint Venture dated August 25, 2006.

6.	The Arizona Strip Resources Joint Venture LLC with Energy Fuels signed November 15, 2006.

7.

Agency Agreement dated November 28, 2005 between HPU and Research Capital Corporation, Dundee Securities Corporation, Canaccord Capital Corporation, Wellington West Capital Inc. and Raymond James (Canada) Limited (collectively, the “Agents”), the Agents agreed to offer for sale a minimum of 5,000,000 HPU Shares and a maximum of 10,000 HPU Shares at a price of $1.00 per HPU Share, as agents of HPU, on a best efforts basis, if as and when issued by HPU. Pursuant to the Agency Agreement, HPU agreed to pay a cash commission of 7% of the gross proceeds of the Offering.

8.

Amended and Restated Special Warrant Indenture between HPU, Equity Transfer Services Inc. and Research Capital Corporation dated March 11, 2005, as amended May 6, 2005 and as further amended as of September 23, 2005 by a written resolution approved by special warrantholders holding in excess of 66% of the special warrants, each Special Warrant was exercisable, without payment of additional consideration, into one HPU Share and was deemed exercised as of November 28, 2005 into 1.2 HPU Shares for each Special Warrant.

9.	Escrow Agreement dated November 28, 2005 between the Escrowed Shareholders, the Corporation and the Escrow Agent.

10.	The Ogalalla Agreement dated March 15, 2005 among Ogalalla Mineral Trust, Spearhead LP and HPU.

11.	The Spearhead/Darby Ranch Agreement dated July 11, 2005 between Spearhead Land and Livestock LP and HPU.

12.	The Bolley Agreement dated September 2, 2005 between the Bolley Living Trust and HPU.

13.	The Darby Agreement dated December 31, 2005 between James M. Darby and HPU.

14.	The DSAF Trust Surface Agreement dated May 17, 2005 as ratified on June 15, 2005 among Bart C. and Gay Lynn Byrd as leaseholders of the DSAF Trust and HPU.

15.	The Allemand agreement dated May 10, 2006 between the Helen B. Allemand Trust and HPU.

16.	The DSAF Trust Mineral Agreement dated July 25, 2006 between Bart C. & Gay Lynn Byrd as leaseholders of the Donna S. Allemand Family Trust and HPU.

17.	The Patterson Agreement dated August 17, 2006 between Joe Patterson Ranch Corporation and HPU.

18.	The Paddock Agreement dated September 14, 2006 between Kerri J. Paddock and HPU.

19.	The Wallace Agreement dated February 14, 2005 as ratified on April 6, 2005 and as amended June 1, 2005 among Anna Ruth Iley, Harold H. Rip Wallace, Jr., Donna B. Wallace and HPU.

20.	The Johnson Agreement dated May 3, 2005 between James Marvin Johnson et ux Mary Rogstad Johnson and HPU.

21.	The Stutzenberg Agreement dated May 3, 2005 between Dorothy Hatcher Stutzenberg and HPU.

22.	The C. Reagan Agreement dated July 1, 2005 between Charles M. Reagan and HPU.

23.	The Springer Agreement dated July 7, 2005 between Deloris Springer and HPU.

24.	The Law Agreement dated July 7, 2005 between Ruth Anne Law and HPU.

25.	The Hardy Agreement dated July 7, 2005 between Jane Reagan Law and HPU.

26.	The S. Reagan Agreement dated July 7, 2005 between Sue Reagan and HPU.

27.	The Mock Agreement dated July 8, 2005 between Beth Mock and HPU.

28.	The Koritnik Trust Agreement dated July 13, 2005 between Koritnik Family Living Trust and HPU.

29.	The J. Reagan Agreement dated July 13, 2005 between Jimmy Reagan and HPU.

30.	Letter of Intent dated May 31, 2006 between Energy Fuels Resources Corporation, the wholly owned U.S. subsidiary of Volcanic Metals Exploration Inc. and HPU.

31.	Letter of Intent dated June 16, 2006 between New Horizon Uranium Corporation, Canyon Resources Corporation and HPU.

32.

Amended and Restated Special Warrant Indenture between HPU, Equity Transfer Services Inc. and Research Capital Corporation dated March 11, 2005, as amended May 6, 2005 and as further amended as of September 23, 2005 by a written resolution approved by special warrantholders holding in excess of 662/3% of the special warrants, each Special Warrant was exercisable, without payment of additional consideration, into one HPU Share and was deemed exercised as of November 28, 2005 into 1.2 HPU Shares for each Special Warrant. Special Warrant Agency Agreement dated March 11, 2005 between HPU and the Agent.

33.	Forms of Securities Exchange Agreement, Warrant Exchange Agreement, Option Exchange Agreement, Convertible Note Exchange Agreement relating to the Securities Exchange.

Copies of the above material contracts are available for inspection at the offices of HPU at 1718 Capitol Avenue, Cheyenne, Wyoming, U.S.A. 82001, telephone: (307) 433-8708, facsimile: (307) 433-8774 during regular business hours for a period of 30 days from the date of the Management Information Circular.

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of HPU by Ogilvy Renault LLP. As of November 15, 2006, the partners and associates of Ogilvy Renault LLP hold less than 1% of the outstanding securities of HPU.

The Fairness Opinion has been prepared by Westwind. As of November 15, 2006, Westwind holds less than 1% of the outstanding securities of HPU.

LEGAL PROCEEDINGS

HPU is not aware of any material litigation outstanding, threatened or pending, as of the date hereof, by or against HPU.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditor of HPU is KPMG LLP, Chartered Accountants, 199 Bay Street, Suite 3300, Toronto, Ontario M5L 1B2. KPMG LLP, Chartered Accountants, has been the auditors of the Corporation since February 8, 2005.

The registrar and transfer agent for the HPU Shares is, at the date of mailing of this Management Information Circular, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1.

OTHER MATTERS

Management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the meeting, the HPU Shares represented by Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Audit Committee

The audit committee (the “Audit Committee”) is currently comprised of 3 directors; James Knox, as Chair of the committee, Howard Crosby and Ishiung Wu, each of whom qualify as independent.1 The Corporation is aware of the audit committee charter requirements in MI 52-110 and has undertaken specific steps to comply therewith. The Board of Directors has determined that the Audit Committee members have the appropriate level of financial understanding and industry-specific knowledge to be able to perform the duties of the position and in particular are financially literate as defined in MI 52-110. The main responsibilities of the Audit Committee are to:

  review and pre-approve all financial statements and management's discussion and analysis, annual and interim earnings press releases and all other financial information before they are publicly disclosed;

  recommend to the Board of Directors the external auditor to be nominated and the compensation of the external auditor and oversee the work of the external auditor;

  review the relationship and performance of the external auditor on an annual basis and review the level of non-audit services provided by the external auditors to ensure that the provision of such services do not compromise the external auditors' independence;

  assist the Board of Directors in reviewing the effectiveness of the Corporation's internal control environment, covering areas such as compliance with applicable laws and regulations, 49 reliability of financial reporting, significant financial risks and effectiveness and efficiency of operations;

  be involved in the appointment of senior financial executives and review and approve the Corporation's hiring policies regarding current and former partners and employees of the external auditors; and

  establish procedures for the confidential, anonymous submission by employees of HPU and its affiliates of any concerns regarding any questionable accounting or auditing matters.

The charter of the Audit Committee is set out in Appendix “F” to this Management Information Circular.

_______________________________________

1 Independence is defined in Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”)

Corporate Governance

On June 30, 2005, the Canadian Securities Administrators enacted National Policy 58-201 Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”). The Policy provides guidelines on corporate governance practices while NI 58-101 requires Canadian issuers to disclose their corporate governance practices in accordance with the disclosure items set out in Form 58-101F2.

The Corporation has reviewed its own corporate governance practices in light of the guidelines contained in the Policy. The Corporation's practices comply generally with the guidelines, however, the current directors of the Corporation consider that some of the guidelines are not suitable for the Corporation at its current state of development and therefore the Corporation's governance practices do not reflect these particular guidelines. The directors of the Corporation believe that the current governance structure is cost-effective and appropriate for the needs of the Corporation's shareholders.

A description of the Corporation's corporate governance practices as required to be disclosed by NI 58-101 is set forth below:

Board of Directors

The Board of Directors of the Corporation is responsible for overseeing the management of the Corporation and the conduct of the Corporation's affairs generally. The Board of Directors currently consists of six members, Bobby Cooper, Thomas Parker, Howard Crosby, Ishiung Wu, James Knox and Philip Martin, each of whom, other than Thomas Parker, are independent.

Directors are expected to attend board meetings and meetings of the committees on which they serve and to spend the time needed to properly discharge their responsibilities. Throughout the year ended March 31, 2006, the Board of Directors held a total of ten (10) formal meetings. The remaining decisions throughout the year were passed by written resolution following informal discussions amongst the directors and management of the Corporation.

The Board of Directors facilitates its exercise of independent supervision over management through the operation of the Compensation Committee and by ensuring that the Board of Directors includes a number of independent directors.

Directorships

Bobby Cooper serves as the board of directors of Silver Creek Golf Club, 3L&T Corp., Sundance Diamonds Co., U.S. Silver, Platinum Diversified Mining, Sun Resources Inc., and Platinum Coal Resources Inc.

Howard Crosby serves as a director of Cadence Resources Corp. a public US corporation trading on the over-the-counter bulletin board.

Philip Martin is currently a director of Asia Now Resources Corp., Rubicon Minerals Corporation, Beta Minerals Inc., Maximus Ventures Ltd. and Aura Gold Inc., all of which are reporting issuers in Canada.

Ishiung Wu is chairman of the board of Trend Mining Company, a public company on the OTC-BB. Previously Dr. Wu was a director of Alaskagold Mines, Inc., a reporting issuer on the TSX Venture Exchange and a director of General Minerals Corporation, a reporting issuer on the Toronto Stock Exchange.

Orientation and Continuing Education

The Corporation does not have a formal orientation or continuing education program for directors. All of the current directors are intimately familiar with the Corporation's business and activities. New directors are provided with access to recent, publicly filed documents of the Corporation and given copies of all Board of Directors minutes and corporate governance materials. New directors are encouraged to ask questions and communicate with management and employees to keep themselves current with industry trends and changes in corporate legislation.

Ethical Business Conduct

The Board of Directors monitors the ethical conduct of the Corporation and its management and ensures that it complies with applicable legal and regulatory requirements. The Board of Directors has found that the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation and the common law have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Corporation.

Nomination of Directors

The Board of Directors does not have a nominating committee given the size of the Corporation. Instead, the Board of Directors and management work together to identify new candidates for nomination, taking into account the qualifications of the proposed directors and the specific needs, expertise or vacancies required to be filled among the Board of Directors.

Assessments

The Board of Directors does not make regular formal assessments of the Board of Directors, its committees or its members. Given its relatively small size, the Board of Directors satisfies itself on an informal basis, from time to time, that its members and its committees are performing effectively.

Compensation and Corporate Governance Committee

The compensation and corporate governance committee is currently comprised of Howard Crosby as Chair of the committee and Bobby Cooper, each of whom qualify as independent directors.2

The Compensation and Corporate Governance Committee's role is to oversee and provide support to the Board of Directors concerning the Corporation's remuneration policies and practices, considering the overall remuneration strategy, the awards of incentives under the Corporation's LTIP and where possible the Compensation and Corporate Governance Committee will verify the appropriateness of existing remuneration levels using external sources for comparison. The Compensation and Corporate Governance Committee is also responsible for developing the Corporation's approach to corporate governance issues. It also includes the development and implementation of corporate communications policies.

All director and executive appointments and remuneration matters are decided by the full Board of Directors, after considering recommendations of the Compensation and Corporate Governance Committee, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board of Directors and executive team. To assist in achieving this objective, the Compensation and Corporate Governance Committee compares the nature and amount of the directors' and executive officers' emoluments to performance against goals set for the year and considers relevant comparative information, independent expert advice, and the financial position of the Corporation. All directors and officers of the Corporation are eligible to participate in the Corporation's LTIP. The Compensation and Corporate Governance Committee is mandated to plan for the succession of HPU, including appointing and monitoring senior management to ensure that the Corporation's Board of Directors and management have appropriate skills and experience.

ADDITIONAL INFORMATION

Additional Information Concerning the Corporation on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s comparative financial statements and MD&A for the year ended March 31, 2006. Copies of the Corporation’s financial statements and MD&A and any other documents incorporated herein by reference may be obtained upon request from the Corporate Secretary at the head office of HPU, 1718 Capitol Avenue, Cheyenne, Wyoming, USA 82001, telephone: (307) 433-8708, facsimile: (307) 433-8774, until the date of the Meeting.

______________________________________________

2 Independence is defined in MI 52-110.

CONSENTS

Consent of KPMG

AUDITORS’ CONSENT

To:        The Board of Directors of High Plains Uranium, Inc.

We have read the Management Information Circular dated December 7, 2006 relating to the proposed business combination involving High Plains Uranium, Inc. and Energy Metals Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Management Information Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the year ended March 31, 2006 and period from incorporation on April 6, 2004 to March 31, 2005. Our report is dated June 9, 2006.

Toronto, Canada	“KPMG LLP”
December 7, 2006	KPMG LLP
Chartered Accountants

Consent of Davidson & Company LLP

AUDITORS’ CONSENT

We have read Management Information Circular of High Plains Uranium, Inc. dated December 7, 2006 relating to the proposed plan of arrangement regarding High Plains Uranium, Inc., the security holders of High Plains Uranium, Inc. and Energy Metals Corporation (“EMC”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Management Information Circular of our report to the shareholders of EMC on the balance sheets of EMC as at June 30, 2006 and 2005 and the statements of operations and deficit and cash flows for the years ended June 30, 2006, 2005 and 2004. Our report is dated August 23, 2006.

Vancouver, Canada	“Davidson & Company LLP”
December 7, 2006	Davidson & Company LLP
Chartered Accountants

Consent of Parker Simone LLP

AUDITORS’ CONSENT

The Board of Directors of High Plains Uranium, Inc.

We have read the Management Information Circular of High Plains Uranium, Inc. dated December 7, 2006 relating to the proposed business combination regarding High Plains Uranium, Inc., the security holders of High Plains Uranium, Inc. and Energy Metals Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the inclusion of and/or incorporation by reference in the above mentioned Management Information Circular of our report to the shareholders of Quincy Energy Corp. (“Quincy”) on the consolidated balance sheets of Quincy as at April 30, 2006 and 2005 and the consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years ended April 30, 2006 and 2005 and the cumulative amounts from inception on May 5, 1999 through April 30, 2006. Our report is dated June 21,2006.

Mississauga, Canada	“Parker Simone LLP”
December 7, 2006	Parker Simone LLP
Chartered Accountants

Consent Of Westwind Partners Inc.

TO:	The Board of Directors of High Plains Uranium, Inc. (“HPU”)
The Securities Commission or similar regulatory authority in each of the provinces of Canada

RE:	Management Information Circular - Proposed Plan of Arrangement between HPU and Energy Metals
Corporation

We refer to the Fairness Opinion dated September 26, 2006, which we prepared for HPU with respect to the proposed arrangement involving HPU and Energy Metals Corporation (the “Fairness Opinion”). We consent to the inclusion of the Fairness Opinion in the Management Information Circular.

Toronto, Ontario	“Westwind Partners Inc.”
December 7, 2006	Westwind Partners Inc.

Consent of Dr. Gregory Myers, Ph.D

TO:	The Board of Directors of High Plains Uranium, Inc.

Re:	High Plains Uranium, Inc.
Management Information Circular

I am the author of the following reports (collectively the “Reports”):

1.	Technical Report of the Aurora Uranium Project, Malheur County, Oregon, dated September 30, 2005.

2.	Technical Report on the Hosta Butte Property, McKinley County, New Mexico, dated April 18, 2006.

3.	Technical Report of the Section 19 and 29 Portions of the Crownpoint Property, McKinley County, New Mexico, dated April 7, 2006.

4.	Technical Report of the Section 24 Portion of the Crownpoint Property, McKinley County, New Mexico, dated March 2, 2006.

I have read the Management Information Circular of High Plains Uranium, Inc. dated December 7, 2006 and confirm that I have no reason to believe that there are any misrepresentations in the information contained in the Management Information Circular derived from the Report or that is within my knowledge as a result of the investigations and enquiries made by me in connection with the preparation of the Report. I consent to being named in the Management Information Circular and to the incorporation by reference of the Report in such document.

Yours truly,

“Dr. Gregory Myers Ph.D”
December 7, 2006	Dr. Gregory Myers Ph.D

Consent of Robert E. Blackstone, P.G of Blackstone and Associates Geological Consulting

TO:	The Board of Directors of High Plains Uranium, Inc.

Re:	High Plains Uranium, Inc.
Management Information Circular

I am the author of the following report:

Technical report on the Palangana and Hobson Uranium In-Situ Leach Project, Duval and Karnes Counties, Texas, dated November 10, 2005

I have read the Management Information Circular of High Plains Uranium, Inc. dated December 7, 2006 and confirm that I have no reason to believe that there are any misrepresentations in the information contained in the Management Information Circular derived from the Report or that is within my knowledge as a result of the investigations and enquiries made by me in connection with the preparation of the Report. I consent to being named in the Management Information Circular and to the incorporation by reference of the Report in such document.

Yours truly,

“Robert E. Blackstone, P.G.”
December 7, 2006	Robert E. Blackstone, P.G.

Consent of Benjamin Ainsworth, P.Eng

TO:	The Board of Directors of High Plains Uranium, Inc.

Re:	High Plains Uranium, Inc.
Management Information Circular

I am the author of the following report (the “Report”):

Summary Report, Antelope Uranium Project, Fremont and Sweetwater Counties, Wyoming, USA, dated January 14, 2005.

I have read the Management Information Circular of High Plains Uranium, Inc. dated December 7, 2006 and confirm that I have no reason to believe that there are any misrepresentations in the information contained in the Management Information Circular derived from the Report or that is within my knowledge as a result of the investigations and enquiries made by me in connection with the preparation of the Report. I consent to being named in the Management Information Circular and to the incorporation by reference of the Report in such document.

Yours truly,

“Benjamin Ainsworth, P.Eng”
December 7, 2006	Benjamin Ainsworth, P.Eng

Consent of Douglas Beahm, PE, PG

TO:	The Board of Directors of High Plains Uranium, Inc.

Re:	High Plains Uranium, Inc.
Management Information Circular

I am the author of the following reports (collectively the “Reports”):

1.	Moore Ranch Uranium Project, Campbell County, Wyoming, USA, 43-101 Mineral Resource Report, dated June 27, 2006.

2.	Red Rim Project, Sweetwater County, Wyoming, USA, 43-101 Mineral Resource Report, dated June 14, 2006.

3.	Peterson Uranium Project, Converse County, Wyoming, USA, 43-101 Mineral Resource Report, dated June 27, 2006.

4.	Jab Uranium Project, Sweetwater County, Wyoming, USA, 43-101 Mineral Resource Report, dated July 14, 2006.

I have read the Management Information Circular of High Plains Uranium, Inc. dated December 7, 2006 and confirm that I have no reason to believe that there are any misrepresentations in the information contained in the Management Information Circular derived from the Report or that is within my knowledge as a result of the investigations and enquiries made by me in connection with the preparation of the Report. I consent to being named in the Management Information Circular and to the incorporation by reference of the Report in such document.

Yours truly,

“Douglas Beahm, PE, PG”
December 7, 2006	Douglas Beahm, PE, PG

APPROVAL

The Board of Directors of High Plains Uranium, Inc. approves the contents and the sending of this management information circular and proxy statement.

DATED at Toronto, Ontario this 7th day of December, 2006.

On behalf of the Board of Directors

“Thomas H. Parker”
Thomas H. Parker
Chief Executive Officer and Director

(This page intentionally left blank)

APPENDIX “A” - ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. The arrangement (the “Arrangement”) under section 128 of the New Brunswick Business Corporations Act (the “Act”) involving High Plains Uranium, Inc. (“HPU”), the holders of common shares of HPU, the holders of HPU options to purchase common shares of HPU, the holders of HPU warrants to purchase common shares of HPU (collectively the “HPU Securityholders”) and Energy Metals Corporation (“EMC”), as more particularly described and set forth in the management information circular (the “Circular”) of HPU dated December 7, 2006 accompanying the notice of this meeting (as the Arrangement may be, or may have been, amended, modified or supplemented), is hereby authorized, approved and adopted.

2. The plan of arrangement (the “Plan of Arrangement”) involving HPU, EMC and the HPU Securityholders, the full text of which is set out as Schedule 1 to the Arrangement Agreement (as defined below) (as the Plan of Arrangement may be, or may have been, amended, modified or supplemented), is hereby authorized, approved and adopted.

3. The arrangement agreement dated November 13, 2006 between EMC and HPU, included as Appendix “B” to the Circular, as the same may be, or may have been, amended, modified or supplemented (the “Arrangement Agreement”), the actions of the directors of HPU in approving the Arrangement and Arrangement Agreement and the actions of the directors of HPU in executing and delivering the Arrangement Agreement and causing the performance by HPU of its obligations thereunder, are hereby confirmed, ratified, authorized and approved.

4. Notwithstanding (i) that this resolution has been passed (and the Arrangement adopted) by the HPU Securityholders in accordance with the interim order of the New Brunswick Court of Queen’s Bench (the “Court”) as more particularly described in the Circular, or (ii) that the Arrangement has been approved by the Court, the directors of HPU are hereby authorized and empowered without further notice to, or approval of, the HPU Securityholders, (A) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, in any manner not inconsistent with an applicable order of the Court, and (B) subject to the terms of the Arrangement Agreement, to determine not to proceed with the Arrangement at any time prior to the issuance of a certificate of arrangement giving effect to the Arrangement.

5. Any one officer or director of HPU is hereby authorized and directed for and on behalf of HPU to execute, under the seal of HPU or otherwise, and to deliver for filing to the Director under the Act in accordance with the Arrangement Agreement, the articles of arrangement and such other documents as are necessary or desirable to be filed with the Director in accordance with, and where required by, the provisions of section 129 of the Act.

6. Any one officer or director of HPU is hereby authorized and directed for and on behalf of HPU to execute or cause to be executed, under the seal of HPU or otherwise, and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

- A -

(This page intentionally left blank)

APPENDIX “B” - ARRANGEMENT AGREEMENT

- B -

ARRANGEMENT AGREEMENT

Between

and

Dated as of November 13, 2006

-ii-

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of the 13th day of November, 2006.

BETWEEN:

ENERGY METALS CORPORATION, a corporation organized under the laws of the Province of British Columbia (hereafter referred to as “EMC”)

AND:

HIGH PLAINS URANIUM, INC., a corporation duly organized under the laws of the Province of New Brunswick (hereafter referred to as “HPU”)

WHEREAS:

A. EMC and HPU propose to effect a business combination by way of a plan of arrangement involving HPU, EMC and the HPU Securityholders under the provisions of the New Brunswick Business Corporations Act, whereby HPU will become a wholly-owned subsidiary of EMC; and

B. The board of directors of HPU has determined that the Arrangement is in the best interests of HPU and the HPU Securityholders, and the board of directors of HPU has determined to recommend to the HPU Securityholders that they vote in favour of the Arrangement.

NOW THEREFORE IN CONSIDERATION OF the agreements hereinafter contained and other good and valuable consideration (the receipt and adequacy of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1        Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the indicated meanings and grammatical variations of such words and terms will have corresponding meanings:

“Acquisition Proposal” has the meaning set forth in Section 4.3.1;

“Act” means the Business Corporations Act (New Brunswick), as in effect on the date hereof;

“Agreement”, “this Agreement”, “herein”, “hereto”, and “hereof” and similar expressions refer to this Agreement, as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules hereto;

“Applicable Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any Governmental Entity applicable to a Person or its business, undertaking, property or securities;

“Arrangement” means the arrangement under the provisions of section 128 of the Act involving HPU, EMC and the HPU Securityholders on the terms and conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or provisions hereof or made at the direction of the Court in the Interim Order or the Final Order;

“Arrangement Resolution” means the resolution of the HPU Securityholders, voting at the HPU Meeting, approving the Plan of Arrangement as required by Applicable Laws and in accordance with the Interim Order, to be substantially in the form and content of Schedule 2 hereto;

“Articles of Arrangement” means the articles of arrangement of HPU in respect of the Arrangement in the form required by the Act to be sent to the Director after the Final Order is made;

“Benefit Plans” means employee benefit, supplemental employment benefit, bonus, pension, profit sharing, deferred compensation, stock compensation, stock option or purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices applicable to present or former employees, officers, directors or independent contractors of a Person which are currently maintained or participated in by a Person;

“Board of Directors” means, in respect of a Party, the board of directors of the Party;

“Business Day” means a day on which banks in Toronto, Ontario and Vancouver, British Columbia are open for business and which is not a Saturday or Sunday;

“Canadian Securities Authorities” means the securities regulators in each of the provinces and territories of Canada;

“Closing” shall have the meaning set forth in Section 2.4;

“Closing Date” means the date on which the Closing occurs;

“Confidentiality Agreement” shall have the meaning set forth in Section 9.2; “Court” means the Court of Queen’s Bench of New Brunswick; “Director” means the Director appointed under section 184 of the Act;

“Disclosure Letter” means the letters of HPU or EMC, as the case may be, delivered to the other Party prior to the execution of this Agreement, which sets forth, as at the date of this Agreement, items that qualify, to the extent specified therein, a correspondingly referenced representation or warranty made by that Party, covenant given by that Party, or other provision under this Agreement;

“Dissenting Shareholder” means a holder of HPU Shares who has exercised its right to dissent as described in the Plan of Arrangement;

“Effective Date” means the date upon which the Plan of Arrangement becomes effective in accordance with the Act;

B 2

“Effective Time” means the time on the Effective Date at which the Plan of Arrangement becomes effective;

“EMC Financial Statements” means the consolidated audited comparative financial statements of EMC for the financial year ended June 30, 2006;

“EMC Options” means options of EMC, exercisable to purchase EMC Shares, and governed by the terms of the EMC Stock Option Plan;

“EMC Shares” means the common shares in the share capital of EMC, as presently constituted;

“EMC Stock Option Plan” means EMC’s stock option plan dated November 26, 2004;

“EMC Warrants” means warrants of EMC, exercisable to purchase EMC Shares, issued pursuant to the Arrangement;

“Encumbrance” (and any grammatical variation thereof) includes any mortgage, pledge, assignment, charge, lien, claim, hypothec, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing, and shall exclude any encumbrance for the direct benefit of EMC;

“Environment” means the ambient air, all layers of the atmosphere, surface water, underground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms;

“Environmental Laws” means all applicable federal, state, provincial, municipal or local statutes, regulations, by-laws, orders, rules, policies or guidelines of any Governmental Entity having the force of law, and any requirements or obligations arising under the common law, relating to the Environment, the protection of the Environment, the transportation of dangerous goods or occupational, employee and public health and safety;

“Environmental Permits” means, collectively, all permits, certificates, variances, remedial orders, approvals, consents, authorizations, registrations, directions, instructions and licenses issued by or provided to, as the case may be, any Governmental Entity pursuant to any Environmental Law;

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended or modified by the highest court which hears an appeal in respect of such order at any time prior to the Effective Date;

“GAAS” means generally accepted auditing standards approved by the appropriate governing body of the relevant jurisdiction, consistently applied;

“GAAP” means generally accepted accounting principles approved by the appropriate governing body of the relevant jurisdiction, consistently applied;

“Governmental Entity” means (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing; (c) any self-

B 3

regulatory authority or stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“HPU Convertible Securities” means the securities of HPU that are convertible or exercisable into or otherwise give the holder the right to acquire HPU Shares or other securities of HPU, including without limitation, the HPU Warrants and HPU Options, all of which are listed in the Disclosure Letter of HPU;

“HPU Convertible Securityholders” means the registered holders of HPU Convertible Securities;

“HPU Financial Statements” means, collectively, the consolidated audited comparative financial statements of HPU for the financial year ended March 31, 2006, and the unaudited consolidated comparative financial statements for the interim period ended June 30, 2006;

“HPU Meeting” means the meeting of the HPU Securityholders, including any and all adjournments and postponements thereof, called and held in accordance with the Interim Order and this Agreement for the purpose of considering and, if thought fit, approving the Arrangement and the Arrangement Resolution;

“HPU Options” means incentive stock options to purchase HPU Shares issued to current or former employees, directors, officers and consultants of HPU, whose names and amount of such options held are set out in the HPU Disclosure Letter;

“HPU Securityholders” means collectively HPU Shareholders and HPU Convertible Securityholders;

“HPU Shareholders” means the registered holders of the HPU Shares;

“HPU Shares” means the common shares in the share capital of HPU, as presently constituted, and includes any common shares of HPU issued after the date hereof upon the exercise of outstanding HPU Convertible Securities;

“HPU Stock Option Plan” means HPU’s stock option plan dated May 16, 2005;

“HPU Warrants” means warrants to acquire HPU Shares, issued pursuant to the terms of warrant certificates to the Persons and in the amounts set out in the HPU Disclosure Letter;

“Information Circular” means the management information circular of HPU including all schedules and exhibits thereto to be sent to the HPU Securityholders in respect of the HPU Meeting;

“Interim Order” means the interim order of the Court, as such order may be amended, made in connection with the holding of the HPU Meeting and the approval of the Arrangement;

“Letter Agreement” means the letter of EMC to HPU dated August 15, 2006 as accepted by HPU on that date setting out, among other things, the intent of the Parties to proceed with a business combination of EMC and HPU;

“Material Adverse Effect” in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of HPU and its Subsidiaries considered as a whole or EMC and its Subsidiaries considered as a whole, as applicable, provided that a Material Adverse Effect shall not include an adverse effect: (i) that relates to or arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to EMC or HPU, as applicable, prior to such Party entering into this Agreement; (ii) that relates to or arises

B 4

out of conditions affecting the uranium extraction and/or production industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere; (iv) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; (v) that relates to or arises out of any change in the market price of uranium; or (vi) that relates to any change the occurrence of which is reasonably attributable to this Agreement or the performance of any transaction contemplated herein;

“Meeting Materials” means the notice of the HPU Meeting and the Information Circular, including all schedules thereto, together with the forms of proxy, letter of transmittal and all other materials to be mailed to the HPU Securityholders in connection with the HPU Meeting, as any of the foregoing may be amended or supplemented from time to time;

“misrepresentation”; “material fact” and “material change” have the respective meanings ascribed thereto in the Securities Act (British Columbia);

“Parties” means EMC and HPU, and “Party” means either one of them;

“Person” means any individual, partnership, limited partnership, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator, or other legal personal representative, or Governmental Entity, however designated or constituted;

“Plan of Arrangement” means the plan of arrangement to be proposed under section 128 of the Act, substantially in the form and content attached as Schedule 1 to this Agreement, as amended, modified or supplemented from time to time in accordance herewith and any order of the Court;

“Public Disclosure Documents” means, with respect to a Party, all publicly available forms, reports, schedules, statements (including financial statements and the notes thereto and any auditors’ report thereon) and other documents filed by such Party with the applicable Canadian Securities Authorities and any applicable stock exchange in the preceding three years from the date of this Agreement;

“Recommendation” means the recommendation of the Board of Directors of HPU recommending that HPU Securityholders approve the Arrangement and vote in favour of the Arrangement Resolution and all matters that could reasonably be expected to facilitate the Arrangement;

“SEC” means the United States Securities and Exchange Commission;

“Securities Authority” means the Canadian Securities Authorities (or any one of them), a securities regulatory authority of any State of the United States, the SEC and the TSX;

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof, and any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such body corporate;

“Superior Proposal” has the meaning set forth in Section 4.3.1;

“Support Agreements” means the support and lock-up agreements (i) entered into effective as of the execution of this Agreement between all directors and officers of HPU that are also HPU Securityholders and EMC; and (ii) that may subsequent to the date of this Agreement be entered into with the parties set

B 5

out in the HPU Disclosure Letter, being significant HPU Securityholders; pursuant to which such holders have agreed to vote the securities referred to therein in favour of the Arrangement at the HPU Meeting;

“Tax Act” means the Income Tax Act (Canada), together with any and all regulations thereunder, as amended from time to time;

“Tax Returns” means all returns, elections, reports, declarations, statements, bills, schedules, forms or written information of, or in respect of, Taxes which are required to be filed with, or supplied to, any Governmental Entity with taxing authority;

“Taxes” means any taxes, duties, assessments, imposts and levies imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, withholding, business, franchise, property, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping and all employment insurance, health insurance and Canada, Québec, US federal, US state and other government pension plan premiums or contributions;

“TSX” means the Toronto Stock Exchange;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended;

“VWAP” means the volume weighted average trading price of the EMC Shares on the TSX, calculated by dividing the total value by the total volume of securities traded for the relevant period, and for the purposes hereof will be as provided by the TSX for such relevant period, or in the absence thereof, as provided by TSX Datalinx;

“1933 Act” means the United States Securities Act of 1933, as amended, and rules and regulations promulgated thereunder; and

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and rules and regulations promulgated thereunder.

1.2        Singular, Plural, etc.

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3        Deemed Currency

In the absence of a specific designation of any currency, any dollar amount referenced herein shall be deemed to refer to lawful currency of Canada.

1.4        Headings, etc.

The division of this Agreement into Articles and Sections, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this

B 6

Agreement or in the Schedules to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made.

1.5        Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.6        Inclusive Terminology

Whenever used in this Agreement, the words “includes” and “including” and similar terms of inclusion shall not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather shall mean “includes but is not limited to” and “including but not limited to”, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive.

1.7        Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable to the interpretation of this Agreement.

1.8        Entire Agreement

Subject to Section 9.2, this Agreement (including the Schedules hereto and the Disclosure Letter of each Party) constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between the Parties other than as expressly set forth in this Agreement. For greater certainty, the Parties agree that this Agreement supersedes the Letter Agreement and that the Letter Agreement shall be null, void and have no further force or effect.

1.9        Knowledge

In this Agreement, and except as specifically qualified herein, references to “knowledge”, “the knowledge of” and similar references mean the actual knowledge of any of the officers of the applicable Party, after reasonable inquiry, and such officers shall make such inquiry as is reasonable in the circumstances.

1.10        References

Any reference in this Agreement to a statute includes all regulations, rules, instruments or orders made thereunder, all amendments to such statute in force from time to time and any statute, regulation, rule, instrument or order that supplements or supersedes such statute, regulation, rule, instrument or order.

1.11        Incorporation of Schedules

The following Schedules form part of this Agreement:

Schedule 1 – Plan of Arrangement

B 7

Schedule 2 – Form of Arrangement Resolution

ARTICLE 2
THE ARRANGEMENT

2.1        Terms of the Arrangement

EMC and HPU agree to effect a business combination by way of Arrangement pursuant to section 128 of the Act, on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement. Pursuant to the Arrangement:

(a)

each issued and outstanding HPU Share will be, or will be deemed to be, transferred by the holder thereof to EMC (other than HPU Shares which are held by Dissenting Shareholders who have validly exercised their rights to dissent under the Arrangement) in exchange for the issuance by EMC to such holder of each such HPU Share, that number of EMC Shares as is equal to $1.15 divided by the VWAP over the 20 days immediately prior to the Closing Date on which the TSX was open for trading (the “Exchange Rate”), provided that if the Exchange Rate is less than 0.1613 or greater than 0.2222, the number of EMC Shares to be issued shall be determined as if the Exchange Rate was 0.1613 or 0.2222 respectively, and for all purposes of this Agreement the Exchange Rate shall be deemed to be such number.

(b)

no fractional EMC Shares will be issued and any HPU Shareholder who would otherwise receive a fractional EMC Share on completion of the Arrangement will receive that number of EMC Shares as is rounded up to the nearest whole EMC Share;

(c)

any HPU Shares which are held by a Dissenting Shareholder shall be deemed to have been irrevocably transferred to HPU free and clear of all Encumbrances and such HPU Shares thereafter will be, and will be deemed to be, immediately cancelled and, as of the Effective Time, such Dissenting Shareholder shall cease to have any rights as a holder of HPU Shares other than the right to be paid the fair value as described in the Plan of Arrangement;

(d)

the outstanding HPU Options (including HPU Options, which in the case of HPU Options granted under the HPU Stock Option Plan will become fully vested immediately prior to the Effective Time) will be exchanged solely for fully vested EMC Options on the basis that: (i) the number of EMC Options that a holder of HPU Options will be entitled to receive shall be equal to the number of HPU Options of the holder being exchanged for EMC Options multiplied by the Exchange Rate (rounded down to the nearest whole EMC Share); (ii) the exercise price payable by a holder of HPU Options on the exercise of the EMC Options received in the exchange shall be equal to the exercise price of the HPU Options being exchanged divided by the Exchange Rate (rounded up to the nearest whole cent); (iii) where upon Closing a holder of an HPU Option ceases to be eligible to receive options under the EMC Stock Option Plan, the EMC Options exchanged for the HPU Options held by such holder will expire 90 days following the Closing Date; and (iv) subject to (iii) above, the terms and conditions of the EMC Options issued in exchange for HPU Options will be the same as the terms and conditions of such HPU Options (including that all such options will be fully vested), or where such terms and conditions (other than in respect of vesting) are inconsistent with the EMC Stock Option Plan, the term and vesting provisions will be as near to those of such HPU Options as permitted under the EMC Stock Option Plan; and

(e)	the outstanding HPU Warrants will be exchanged solely for EMC Warrants having the same terms and conditions as the HPU Warrants except that: (i) the EMC Warrants will be exercisable

B 8

to purchase EMC Shares; (ii) the number of EMC Warrants that a holder of HPU Warrants will be entitled to receive shall be equal to the number of HPU Warrants of the holder being exchanged for EMC Warrants multiplied by the Exchange Rate (rounded down to the nearest whole EMC Share); and (iii) the exercise price payable on the exercise of the EMC Warrants shall be equal to the exercise price of the respective HPU Warrants being exchanged divided by the Exchange Rate (rounded up to the nearest whole cent).

2.2        Effective Date

The Arrangement shall become effective at the Effective Time on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.3        Court Hearing and Approvals

2.3.1      As soon as is reasonably practicable after the date of execution of this Agreement and in any event by February 15, 2007, HPU shall:

(a)

file, proceed with and diligently prosecute an application to the Court for the Interim Order, providing for, among other things, the calling and holding of the HPU Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b)

subject to obtaining the approvals as contemplated by the Interim Order (including the approval of the Arrangement Resolution by the HPU Securityholders) and as may be directed by the Court in the Interim Order, file, proceed with and diligently prosecute an application for the Final Order which application shall be in form and substance satisfactory to the Parties hereto acting reasonably.

2.3.2      The notice to the Court and related materials for the applications referred to in this Section shall be in a form satisfactory to HPU and EMC prior to filing, each acting reasonably, and in the case of the application to the Court for the Interim Order, shall inform the Court that, based on the Court’s approval of the Plan of Arrangement, EMC will rely on section 3(a)(10) of the 1933 Act for an exemption from the 1933 Act registration requirements with respect to the securities to be issued under the Plan of Arrangement, and shall request that the Interim Order provide, among other things:

(a)	the Persons or class of Persons to whom notice is to be provided in respect of the Arrangement for the HPU Meeting and for the manner in which such notice is to be provided;

(b)

that the requisite approval of the HPU Securityholders for the Arrangement Resolution, respectively, shall be (i) two thirds of the votes cast thereon by HPU Securityholders present in person or represented by proxy at the HPU Meeting voting as a single class with each of the HPU Convertible Securityholders entitled to vote on the basis of the number of HPU Shares that a HPU Convertible Securityholder would hold if all of the HPU Convertible Securities were exercised and the resulting HPU Shares issued to each HPU Convertible Securityholder; and (ii) a majority of the votes cast thereon by HPU Shareholders present in person or represented by proxy at the HPU Meeting;

(c)	for the grant of the dissent rights as set forth in the Plan of Arrangement; and

(d)	that in all other respects, the terms, restrictions and conditions of the by-laws and articles of HPU, including quorum requirements, shall apply in respect of the HPU Meeting.

B 9

2.4        Closing

The completion of the Arrangement (the “Closing”) shall be at the offices of Morton & Company at Suite 1200 – 750 West Pender Street, Vancouver B.C. on the second Business Day after the day in which the conditions contained in Article 5 have been satisfied or waived, or at such other time or on such other date as the Parties may mutually agree upon and each Party shall deliver to the other Party:

(a)

the documents required or contemplated to be delivered by it hereunder to complete the Arrangement and the other transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the Arrangement becoming effective; and

(b)	written confirmation as to the satisfaction or waiver of all of the conditions in its favour contained in this Agreement.

2.5        Filings with the Director

Subject to the rights of termination contained in Article 7 hereof, upon the HPU Securityholders approving the Arrangement Resolution in accordance with the Interim Order, HPU obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, HPU shall on the Closing and upon the written direction of EMC, file all documents required to be filed with the Director pursuant to the Act, including the Articles of Arrangement, which will be in form satisfactory to HPU and EMC, each acting reasonably. The Articles of Arrangement shall implement the Arrangement.

2.6        Closing Matters

In conjunction with the Closing:

(a)

EMC expects that all of the current directors of EMC shall remain directors of EMC. EMC shall nominate one of the members of the Board of Directors of HPU to the Board of Directors of EMC. EMC will take appropriate steps in order that the nominee of HPU be appointed to the Board of Directors of EMC at Closing, subject to any necessary regulatory approvals. EMC may nominate other members of the Board of Directors of HPU and its Subsidiaries to the Board of Directors of EMC or its Subsidiaries in its sole discretion. Any such nominations are subject to the qualification and consent of the nominee to act as a director of EMC;

(b)

All directors, officers and other personnel of HPU and its Subsidiaries will resign or be terminated upon completion of the Arrangement, except for those personnel of HPU and its Subsidiaries that are listed in the EMC Disclosure Letter. HPU will use all reasonable commercial efforts to obtain and to hold in trust prior to Closing the resignations (conditional on completion of the Arrangement) of the directors, officers and other personnel of HPU and its Subsidiaries who will not continue with HPU or its Subsidiaries after the completion of the Arrangement, and will provide copies of such resignations on Closing;

(c)

EMC will, prior to Closing, provide to HPU a list of its nominees as directors and officers of HPU and each of its Subsidiaries. EMC may change any nominee at any time prior to Closing if such person is unable or unwilling to act as a director or officer as provided in this Subsection. HPU will deliver resolutions of the directors of HPU and each its Subsidiaries appointing the nominees of EMC effective on Closing; and

B 10

(d)

HPU will obtain the prior consent of EMC to any severance agreements to be entered into by HPU in connection with the termination of any officer or other personnel as a result of the Arrangement. For greater certainty, this prior consent will not be required for severance agreements with directors and officers of HPU that were entered into prior to the date of this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1        Representations and Warranties of EMC and HPU

Each Party hereby represents and warrants to the other Party the following and acknowledges that the other Party is relying upon such representations and warranties in connection with entering into this Agreement and participating in the Arrangement:

(a)	it and each of its Subsidiaries is duly incorporated and organized and in good standing under the laws of their respective jurisdictions of incorporation;

(b)

the ownership of the shares of each of its Subsidiaries is accurately disclosed in the Disclosure Letter of such Party, and all such shares are validly issued, fully paid and non-assessable and legally and beneficially owned by such Party, free and clear of all Encumbrances of any kind whatsoever except for restrictions on transfer contained in the constating documents of such entities. Except as disclosed in its Disclosure Letter, the Party or any of its Subsidiaries do not own and have no contracts of any kind to acquire, directly or indirectly, any shares, units, trust units, interests in a partnership (general or limited) or other interests in any Person. There are no options, warrants, conversion privileges, pre-emptive rights or other rights, agreements or arrangements obligating the Party or any of its Subsidiaries to issue, sell or acquire any securities of any of its Subsidiaries or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of any of the Subsidiaries or any other Person. There are no outstanding stock appreciation rights, equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of the Party or any of its Subsidiaries;

(c)

it has filed with the applicable Canadian Securities Authorities and all other applicable Governmental Entities all forms, reports, schedules, statements and other documents required to be filed, where the failure to do so could reasonably be expected to have a Material Adverse Effect on the Party;

(d)

its Public Disclosure Documents at the time filed, except to the extent that any statements contained therein have been modified or superseded by a later Public Disclosure Document, (i) did not contain any misrepresentation, (ii) contain no untrue statement of a material fact nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement from being misleading in light of the circumstances in which it was made, and (iii) complied in all material respects with the requirements of Applicable Laws;

(e)	it has not filed any confidential material change report or other document with any applicable Canadian Securities Authority which remains confidential as at the date of this Agreement;

(f)	the Party has the full corporate power, capacity and authority to enter into this Agreement and to execute, deliver and perform its obligations under this Agreement (subject to the approval of the

B 11

HPU Securityholders and the Court as provided in this Agreement with respect to the Plan of Arrangement) and this Agreement has been duly authorized, executed and delivered by the Party and constitutes a legal, valid and binding obligation of the Party enforceable against the Party in accordance with its terms, subject to bankruptcy, insolvency and other Applicable Laws affecting the rights of creditors generally, and subject to the qualifications that (i) equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction, and (ii) rights to indemnity and contribution may be limited by Applicable Laws;

(g)

the execution and delivery of this Agreement, the consummation by the Party of the transactions contemplated in this Agreement and compliance by the Party with the terms of this Agreement do not and will not result in any violation of the articles or by-laws or similar constating documents of the Party or of any of its Subsidiaries or violate any resolution of the directors or shareholders of the Party or give rise to a right to terminate or accelerate the due date of any payment or indebtedness due under or trigger a payment under, or conflict with, violate or result in the breach of any term or provision of or constitute a default (or any event which with notice, or lapse of time, or both, would constitute a default) under, or require consent, approval, permit, authorization, order or waiver from any third Person under, or result in the execution or imposition of any right, lien, charge or Encumbrance upon any properties, businesses or assets of the Party or any of its Subsidiaries under:

(i)

any indenture, mortgage, loan agreement, trust deed, note, contract or other agreement or instrument to which the Party or any Subsidiary is a party or by which the Party or any Subsidiary or any of their respective properties, businesses or assets is bound or affected;

	(ii)	any franchise, license or permit held by the Party or any of its Subsidiaries or of which the Party or any of its Subsidiaries has an interest;

	(iii)	any judgment, order or decree of any Governmental Entity having jurisdiction over the Party or any Subsidiary or any of their properties, businesses or assets; or

(iv)

any Applicable Laws applicable to the Party or any Subsidiary, other than any such conflicts, violations, defaults, rights, liens, charges or Encumbrances that individually or in the aggregate have not had and could not reasonably be expected to have a Material Adverse Effect on the Party;

(h)	other than the acceptance of the TSX to the Arrangement and related transactions, the entering into and the performance of the transactions contemplated herein by the Party:

	(i)	does not require the approval of a Securities Authority;

(ii)

will not contravene any statute or regulation of any Governmental Entity which is applicable to the Party, where such contravention could reasonably be expected to have a Material Adverse Effect on the Party; and

(iii)

will not result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of the Party or any license, permit, mortgage, note, indenture, contract or agreement, instrument, lease or other document to which the Party or its Subsidiaries is a party, or

B 12

any judgment, decree or order or any term or provision thereof, which breach, conflict or default could reasonably be expected to have a Material Adverse Effect on the Party;

(i)

the consolidated financial statements of the Party (including the notes thereto and any auditors’ report thereon) included in its Public Disclosure Documents pursuant to the requirements of Applicable Laws present fairly in all material respects its consolidated financial position, its consolidated results of operations and cash flows and surplus or deficit and the other information purported to be shown therein at the respective dates and for the respective periods to which they apply; such financial statements have been prepared in conformity with Canadian GAAP consistently applied throughout the periods involved, have been audited in accordance with Canadian GAAS, as applicable (except, in the case of unaudited statements, as permitted by Canadian Securities Authorities), contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses, and all adjustments necessary for a fair presentation of the results for such periods have been made (subject, in the case of unaudited statements, to normal year-end audit adjustments); and

(j)

there are no claims, actions, suits, judgments, investigations or proceedings of any kind outstanding, pending or to the best knowledge of the Party, threatened against or affecting the Party or its Subsidiaries or any of their respective properties and assets or their respective directors, officers or promoters at law or in equity or before any Governmental Entity of any kind.

3.2        Representations and Warranties of HPU

As an inducement to EMC to enter into this Agreement, HPU hereby represents and warrants to EMC the following, in each case except as modified in its Disclosure Letter, and acknowledges that EMC is relying upon such representations and warranties in connection with entering into this Agreement and participating in the Arrangement:

(a)

HPU is a reporting issuer in each of the Provinces and Territories of Canada, and is not in default in any material respects of any requirements of applicable securities laws of Canada, its provinces or territories;

(b)

the HPU Shares are listed for trading on the TSX and HPU is not in default of any of the listing or other material requirements of such exchange. Equity Transfer & Trust Company, at its principal offices in the City of Toronto, Ontario, is the duly appointed registrar and transfer agent of HPU with respect to the HPU Shares;

(c)

no order (or the equivalent) ceasing or suspending the trading of its securities or prohibiting the sale of securities by HPU has been issued and is in force and, to the knowledge of HPU, no proceedings for this purpose have been instituted or are pending, contemplated or threatened;

(d)

HPU’s authorized capital consists of an unlimited number of HPU Shares. The Disclosure Letter of HPU sets forth the number of HPU Shares that are issued and outstanding as at the date thereof, all such issued HPU Shares are fully paid and nonassessable;

(e)	to the knowledge of HPU, except as disclosed in the Disclosure Letter of HPU, no shareholder owns more than 10% of the outstanding HPU Shares (on either an undiluted or fully-diluted basis);

B 13

(f)

HPU has no, nor will there be immediately prior to the Effective Time any, options, warrants, conversion privileges, calls or other rights (including preemptive rights), agreements, arrangements, commitments or obligations of it to issue, sell or acquire any securities of it or securities or obligations of any kind convertible into or exercisable or exchangeable for any securities of it or any other Person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of it or any of its Subsidiaries other than (i) the HPU Options in the numbers, exercise prices and held by the persons disclosed in the Disclosure Letter of HPU; (ii) the HPU Warrants in the numbers, exercise prices and held by the persons disclosed in the Disclosure Letter of HPU; and (iii) a secured convertible debenture issued in favour of EMC (the “EMC Debenture”) in the principal amount of $8,000,000 convertible into HPU Shares at the rate of $0.93 per share. All HPU Options, HPU Warrants and the EMC Debenture have been duly, validly and legally created and issued by HPU in accordance with Applicable Laws and, in the case of the HPU Options, the terms of the HPU Stock Option Plan;

(g)

no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from HPU or any of its Subsidiaries of any material assets of HPU or any of its Subsidiaries and neither HPU nor any of its Subsidiaries has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from any Person of any securities or any assets which could reasonably be expected to be material to HPU and its Subsidiaries taken as a whole;

(h)

the financial books, records and accounts of HPU and its Subsidiaries (i) have been maintained in all material respects in accordance with good business practices, (ii) accurately and fairly reflect the material transactions and dispositions of the assets of HPU and its Subsidiaries and (iii) in all material respects accurately and fairly reflect the basis for the financial statements of HPU. HPU has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are recorded as necessary (a) to permit preparation of financial statements in conformity with Canadian GAAP, or any other criteria applicable to such statements and (b) to maintain accountability for assets. HPU’s and its Subsidiaries’ corporate records and minute books have been maintained in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to EMC;

(i)

neither HPU nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $50,000 as a condition to or a necessity for the right or ability of HPU or any of its Subsidiaries to conduct its business;

(j)

except as disclosed in the Disclosure Letter of HPU, HPU has not entered into any agreement that would entitle any person to any valid claim against HPU for a broker’s commission, finder’s fee, expense reimbursement or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement;

(k)	except as disclosed in the Disclosure Letter of HPU, neither HPU nor any of its Subsidiaries has any material liability or obligation, whether direct, indirect, accrued, absolute, contingent or

B 14

otherwise not disclosed or reflected in the HPU Financial Statements or HPU Public Disclosure Documents;

(l)

there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of HPU threatened against HPU or any of its Subsidiaries before any Governmental Entity;

(m)

HPU and each of its Subsidiaries is registered, licensed or otherwise qualified as an extra- provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified except where the failure to be so registered, licensed or otherwise qualified does not, nor is reasonably expected to, have a Material Adverse Effect on HPU and they have the corporate power and capacity to own the assets owned by them and to carry on the business carried on by them and they are duly qualified to carry on business in all jurisdictions in which they carry on business;

(n)

HPU and each of its Subsidiaries has conducted and is conducting its business in compliance, in all material respects, with all Applicable Laws of each jurisdiction in which its business is carried on and possess all material certificates, authority, permits or licenses issued by the appropriate Governmental Entities necessary to conduct the business now operated by it and all such certificates, authorities, permits and licenses are valid and subsisting and in good standing and, to HPU’s knowledge, neither HPU nor its Subsidiaries have received any notice of proceedings relating to the revocation or modification of any such certificate, authority, permit or license which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect on HPU;

(o)	HPU and its Subsidiaries (and their respective businesses and operations):

(i)

are in substantial compliance with all applicable Environmental Laws and Environmental Permits in all jurisdictions having environmental regulatory jurisdiction over HPU or any of its Subsidiaries or assets and in all jurisdictions in which HPU or its Subsidiaries own assets or conduct operations;

(ii)

have obtained all Environmental Permits that are required to carry on their respective businesses and operations as currently carried out under all applicable Environmental Laws, except where the non-compliance with such laws or permits or failure to obtain those permits could not reasonably be expected to have a Material Adverse Effect; and

(iii)

to the best knowledge of HPU, have had no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems for which any of them may be liable that have not been remedied;

(p)

except as disclosed in HPU’s Disclosure Letter, HPU and each of its Subsidiaries have good and marketable title to their assets and properties, free and clear of all Encumbrances of any kind whatsoever, excluding for the purposes of this paragraph mineral resource or exploration properties and assets;

(q)	the Public Disclosure Documents (including without limitation technical reports) of HPU in relation to the mineral and mining development projects of HPU and/or its Subsidiaries at the

B 15

time filed, except to the extent that any statements contained therein have been modified or superseded by later Public Disclosure Documents, were accurate in all material respects and all known facts that may impact on the capital costs, operating costs or operational parameters of each such project were fully and accurately disclosed in HPU’s most recent public technical report related to such projects, and nothing has come to the attention of HPU to indicate that any of the foregoing statements are or may be inaccurate;

(r)

although HPU does not warrant title, all interests in natural or mineral resource or exploration properties and assets for the production or processing of such natural or mineral resources of HPU and its Subsidiaries are set out in HPU’s Public Disclosure Documents and, except as provided in such Public Disclosure Documents or the HPU Disclosure Letter, HPU has no reason to believe, and has no knowledge, that it or a Subsidiary of HPU does not have title to or the irrevocable right to produce and sell its production in respect of such properties subject only to obtaining necessary licenses, permits and similar governmental approvals, and represents and warrants that the properties are free and clear of Encumbrances created by, through or under HPU or its Subsidiaries, except those arising in the ordinary course of business, which are not material in the aggregate, and, to the best of its knowledge, HPU or a Subsidiary of HPU holds the property and assets under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements for which HPU is not aware of any defect or impairment that could reasonably be expected to result in a Material Adverse Event in respect of HPU;

(s)

HPU has made available to EMC all material information, including financial, operational and other information, in respect of the natural or mineral resource or exploration properties and assets referred to in paragraph (r) (except such information that does not have, and could not reasonably be expected to have a Material Adverse Effect in respect of HPU) and all such information as made available to EMC is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading;

(t)

all material contracts and agreements of HPU and its Subsidiaries have been disclosed in HPU’s Public Disclosure Documents, and true and correct copies of each (or in the case of oral contracts, summaries of the material terms thereof) contract that has been requested by EMC has been provided to EMC by HPU. HPU and its Subsidiaries are in compliance in all material respects with all terms and provisions of all material contracts, agreements, indentures, leases, policies, instruments and licences in connection with the conduct of their respective businesses and, to the knowledge of HPU, all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and to the knowledge of HPU no breach or default by any other party or event which, with notice or lapse of time or both, could constitute a material breach or material default by any other party, exists with respect thereto;

(u)

HPU and each of its Subsidiaries maintains insurance against loss of, or damage to, their material assets against all insurable risks, and in such amounts, as are customary for companies of a similar size operating in the mining industry, and all of the policies in respect of such insurance coverage are in good standing in all respects and not in default in any material respect;

(v)	except as disclosed in the HPU Financial Statements:

B 16

(i)	neither HPU nor any of its Subsidiaries is indebted to any of its directors or officers or any of their associates (collectively the “HPU Principals”), or to any HPU Securityholder;

(ii)	none of the HPU Principals or HPU Shareholders is indebted or under obligation to HPU or to any of its Subsidiaries on any account whatsoever; and

(iii)

neither HPU nor any of its Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any Person other than any guarantee in connection with the EMC Debenture;

(w)

since the date of the latest HPU Financial Statement, and except as disclosed in HPU’s Disclosure Letter or in HPU’s Public Disclosure Documents, HPU or, as the case may be, any of its Subsidiaries has not: (i) declared or paid any dividends or made any distribution of its properties or assets to HPU Securityholders; (ii) disposed of any of its material assets or properties; (iii) incurred any material indebtedness; or (iv) made or suffered any change or changes in its financial condition, assets, liabilities or business which, singly or in the aggregate, have a Material Adverse Effect or could have a Material Adverse Effect in respect of HPU;

(x)	neither HPU nor any of its Subsidiaries:

(i)

is a party to any written or oral policy, agreement, obligation or understanding providing for severance, unemployment compensation, golden parachute, termination payments, bonus or otherwise or an increase in any benefits payable under any Benefit Plans or the acceleration of time or payment or vesting of any such payments to any director or officer or employee of HPU or any of its Subsidiaries, whether directly or indirectly, including, without limitation, upon the execution and delivery of this Agreement, the consummation of the transactions contemplated in this Agreement and compliance by HPU with the terms of this Agreement other than those set out in the HPU Disclosure Letter;

(ii)

other than as disclosed in the HPU Disclosure Letter, has any employee or consultant whose employment or contract with HPU or any of its Subsidiaries, respectively, cannot be terminated without payment upon a maximum of 12 months’ notice; and

(iii)

is a party to any collective bargaining agreement or letter of understanding, letter of intent or other written communication with any bargaining agent, trade union or association which may qualify as a trade union, which would apply to any employees of HPU or any of the Subsidiaries, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or subject to any current, pending or threatened strike or lockout;

(y)

HPU is able to pay its liabilities as they become due, the realizable value of the assets of HPU are not less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof, and no creditor of HPU will be prejudiced by the Arrangement;

(z)

HPU has filed or caused to be filed, in a timely manner all Canadian Tax Returns required to be filed by it (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Canadian Taxes that are due and payable, collectible and remittable, except, in either case where

B 17

such failure to file or to pay, collect, withhold or remit could not reasonably be expected to have a Material Adverse Effect on HPU. HPU has provided adequate accruals in accordance with Canadian GAAP in HPU Financial Statements for any Canadian Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Canadian Taxes not reflected in the HPU Financial Statements or otherwise provided for has been assessed, to the knowledge of HPU proposed to be assessed, or incurred or accrued other than in the ordinary and usual course of business. To the knowledge of HPU, there are no material proposed (but unassessed) additional Canadian Taxes and none have been asserted by the Canada Revenue Agency or any Governmental Entity having taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to HPU or any of its Subsidiaries. To the knowledge of HPU, there are no audits or proceedings in progress, pending or threatened against HPU or any of its Subsidiaries in respect of any Taxes. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable;

(aa)

HPU’s Subsidiaries have each filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit could not reasonably be expected to have a Material Adverse Effect on HPU’s Subsidiaries. HPU has provided adequate accruals in respect of the HPU Subsidiaries in accordance with Canadian GAAP in HPU Financial Statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability of the HPU Subsidiaries for Taxes not reflected in the HPU Financial Statements or otherwise provided for has been assessed, to the knowledge of HPU proposed to be assessed, or incurred or accrued other than in the ordinary and usual course of business. To the knowledge of HPU, there are no material proposed (but unassessed) additional Taxes of the HPU Subsidiaries and none have been asserted by any Governmental Entity having taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to HPU’s Subsidiaries;

(bb)

HPU is not a controlled foreign corporation or “CFC” as that term is defined in the U.S. Tax Code. HPU is, and at all material times at and prior to the Effective Time will be, a “taxable Canadian corporation” within the meaning of subsection 89(1) of the Tax Act;

(cc)

the auditors of HPU’s financial statements are independent public accountants as required by Applicable Laws and there is not now, and there has never been, any reportable disagreement with the present or any former auditors of HPU;

(dd)

neither HPU nor its Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of HPU or any of its Subsidiaries;

(ee)	the HPU Disclosure Letter sets forth a complete list of the employees of HPU and each of its Subsidiaries, together with their titles;

B 18

(ff)

HPU and its Subsidiaries have been and are being operated in material compliance with all Applicable Laws relating to employees including, but not limited to, employment and labour standards, labour risk prevention measures, social security and other contributions, occupational health and safety, employment equity, pay equity, workers’ compensation, equal employment opportunity, human rights and labour relations and there are no current, pending or, to HPU’s knowledge, threatened claims, litigation or proceedings before any board, tribunal or other Governmental Entity with respect to any of the foregoing;

(gg)

HPU and its Subsidiaries have complied, in all material respects, with all of the terms of their respective Benefit Plans, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each Benefit Plan, whether written or oral, which are maintained by or binding upon HPU or its Subsidiaries and all Benefit Plans of HPU maintained by or binding upon HPU or any of its Subsidiaries are fully funded and in good standing with such Governmental Entities as may be applicable and no notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by HPU or any of its Subsidiaries from any such Governmental Entities. No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in, or could reasonably be expected to result in, any Benefit Plan maintained by or binding upon HPU or any of its Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority;

(hh)

neither HPU nor its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of HPU or its Subsidiaries are conducted, (ii) limit any business practice of HPU or any of its Subsidiaries in any material respect, or (iii) restrict any acquisition or disposition of any property by HPU or any of its Subsidiaries in any material respect;

(ii)

HPU, its Subsidiaries, and to the knowledge of HPU, their respective directors, officers and promoters are not in breach of any Applicable Laws where non-compliance could reasonably be expected to have a Material Adverse Effect on HPU;

(jj)

the Board of Directors of HPU has received a written opinion from Westwind Partners Inc. stating that, as of the date of the opinion, the consideration to be paid by EMC to HPU under the terms of the Arrangement is fair from a financial point of view, to the HPU Shareholders;

(kk)	the Board of Directors of HPU (after receiving advice from its legal and other appropriate advisors) has:

	(i)	approved this Agreement, the Arrangement and the transactions contemplated hereby;

(ii)

determined the Arrangement and the performance by HPU of its obligations under this Agreement and in connection with the Arrangement are in the best interests of HPU and the HPU Shareholders and that the Arrangement is fair to HPU Shareholders;

	(iii)	determined to authorize the execution and delivery of this Agreement;

B 19

(iv)	determined to make the Recommendation to HPU Shareholders that they vote in favour of and approve the Arrangement and to solicit the proxies of HPU Shareholders to vote in favour of the Arrangement;

(ll)

each officer of HPU and each member of the Board of Directors of HPU who has executed a Support Agreement has advised HPU that he or she intends to comply with the terms of any Support Agreement that the member executed, and HPU will, accordingly, so represent this fact in the Information Circular (unless HPU receives information from such member that this is no longer the case); and

(mm)	HPU is not required to prepare French language translations of the Meeting Materials under Applicable Laws.

3.3        Representations and Warranties of EMC

As an inducement to HPU to enter into this Agreement, EMC hereby represents and warrants to HPU the following, in each case except as set forth in its Disclosure Letter, and acknowledges that HPU is relying upon such representations and warranties in connection with entering into this Agreement and participating in the Arrangement:

(a)

EMC is a reporting issuer or the equivalent thereof in the Provinces of British Columbia, Alberta and Ontario, and federally in the United States, and is not in default in any material respects of any requirements of applicable securities laws of Canada or its provinces and territories, or the federal securities laws of the United States;

(b)

the EMC Shares are listed for trading on the TSX and EMC is not in default in any material respect of any of the listing requirements of such exchange. Pacific Corporate Trust Company, at its principal office in the City of Vancouver, British Columbia, is the duly appointed registrar and transfer agent of EMC with respect to the EMC Shares;

(c)

no order (or the equivalent) ceasing or suspending the trading of its securities or prohibiting the sale of securities by EMC or any of its Subsidiaries has been issued and is in force and, to the knowledge of EMC, no proceedings for this purpose have been instituted or are pending, contemplated or threatened;

(d)

EMC’s authorized capital consists of an unlimited number of EMC Shares. The Disclosure Letter of EMC sets forth the number of EMC Shares that are issued and outstanding as at the date thereof, all such issued EMC Shares are fully paid and nonassessable;

(e)

EMC has no, nor will there be immediately prior to the Effective Time any, options, warrants, conversion privileges, calls or other rights (including preemptive rights), agreements, arrangements, commitments or obligations of it to issue, sell or acquire any securities of it or securities or obligations of any kind convertible into or exercisable or exchangeable for any securities of it or any other Person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of it or any of its Subsidiaries other than (i) the EMC Options in the numbers, exercise prices and held by the persons disclosed in the Disclosure Letter of EMC; (ii) the EMC Warrants in the numbers, exercise prices and held by the persons disclosed in the Disclosure Letter of EMC; and (iii) EMC Shares reserved for issuance upon the exercise of options granted by Quincy Energy Corp. as disclosed in the Disclosure

B 20

Letter of EMC. All EMC Options and EMC Warrants have been duly, validly and legally created and issued by EMC in accordance with Applicable Laws and, in the case of the EMC Options, the terms of the EMC Stock Option Plan;

(f)

other than as disclosed in the Disclosure Letter of EMC, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from EMC or any of its Subsidiaries of any material assets of EMC or any of its Subsidiaries and neither EMC nor any of its Subsidiaries has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from any Person of any assets which could reasonably be expected to be material to EMC and its Subsidiaries taken as a whole;

(g)

the EMC Shares to be issued in connection with the Arrangement will be, at the Effective Time, duly authorized, validly allotted and issued as fully paid, non-assessable shares in the share capital of EMC and in compliance with Applicable Laws. The EMC Warrants and the EMC Options issued in connection with the Arrangement will be, at the Effective Time, duly authorized and validly issued in compliance with Applicable Laws, and the EMC Shares issuable on the exercise of the EMC Warrants and the EMC Options shall be duly authorized and, upon due exercise of the EMC Warrants and EMC Options, will be issued as fully paid, non-assessable shares in the share capital of EMC;

(h)

the financial books, records and accounts of EMC and its Subsidiaries (i) have been maintained in all material respects in accordance with good business practices, (ii) accurately and fairly reflect the material transactions and dispositions of the assets of EMC and its Subsidiaries and (iii) in all material respects accurately and fairly reflect the basis for the financial statements of EMC. EMC has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are recorded as necessary (a) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles, or any other criteria applicable to such statements and (b) to maintain accountability for assets. The corporate records and minute books of EMC and the EMC Subsidiaries have been maintained in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to HPU;

(i)

neither EMC nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $50,000 as a condition to or a necessity for the right or ability of EMC or any of its Subsidiaries to conduct its business;

(j)

EMC has not entered into any agreement that would entitle any person to any valid claim against EMC for a broker’s commission, finder’s fee, expense reimbursement or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement;

(k)

except as disclosed in the Disclosure Letter of EMC, neither EMC nor any of its Subsidiaries has any material liability or obligation, whether direct, indirect, accrued, absolute, contingent or otherwise not disclosed or reflected in the EMC Financial Statements or Public Disclosure Documents of EMC;

B 21

(l)

there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of EMC threatened against EMC or any of its Subsidiaries before any Governmental Entity;

(m)

EMC and each of its Subsidiaries is registered, licensed or otherwise qualified as an extra- provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified except where the failure to be so registered, licensed or otherwise qualified does not, nor is reasonably expected to, have a Material Adverse Effect on EMC and they have the corporate power and capacity to own the assets owned by them and to carry on the business carried on by them and they are duly qualified to carry on business in all jurisdictions in which they carry on business;

(n)

EMC and each of its Subsidiaries has conducted and is conducting its business in compliance, in all material respects, with all Applicable Laws of each jurisdiction in which its business is carried on and possess all material certificates, authority, permits or licenses issued by the appropriate Governmental Entities necessary to conduct the business now operated by it and all such certificates, authorities, permits and licenses are valid and subsisting and in good standing and, to EMC’s knowledge, neither EMC nor its Subsidiaries have received any notice of proceedings relating to the revocation or modification of any such certificate, authority, permit or license which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect on EMC;

(o)

except as disclosed in EMC’s Disclosure Letter, EMC and each of its Subsidiaries have good and marketable title to their assets and properties free and clear of all Encumbrances of any kind whatsoever, excluding for the purposes of this paragraph mineral resource or exploration properties and assets;

(p)

although EMC does not warrant title, all interests in natural or mineral resource or exploration properties and assets for the production or processing of such natural or mineral resources of EMC and its Subsidiaries are set out in EMC’s Public Disclosure Documents and, except as provided in such Public Disclosure Documents or the EMC Disclosure Letter, EMC has no reason to believe, and has no knowledge, that it or a Subsidiary of EMC does not have title to or the irrevocable right to produce and sell its production in respect of such properties subject only to obtaining necessary licenses, permits and similar governmental approvals, and represents and warrants that the properties are free and clear of Encumbrances created by, through or under EMC or its Subsidiaries, except those arising in the ordinary course of business, which are not material in the aggregate, and, to the best of its knowledge, EMC or a Subsidiary of EMC holds the property and assets under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements for which EMC is not aware of any defect or impairment that could reasonably be expected to result in a Material Adverse Event in respect of EMC;

(q)

EMC has made available to HPU all material information, including financial, operational and other information, in respect of the natural or mineral resource or exploration properties and assets referred to in paragraph (q) (except such information that does not have, and could not reasonably be expected to have a Material Adverse Effect in respect of EMC) and all such information as made available to HPU is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading;

B 22

(r)	EMC and the EMC Subsidiaries (and their respective businesses and operations):

(i)

are in substantial compliance with all applicable Environmental Laws and Environmental Permits in all jurisdictions having environmental regulatory jurisdiction over EMC or any of its Subsidiaries or assets and in all jurisdictions in which EMC or its Subsidiaries own assets or conduct operations;

(ii)

have obtained all Environmental Permits that are required to carry on their respective businesses and operations as currently carried out under all applicable Environmental Laws, except where the non-compliance with such laws or permits or failure to obtain those permits could not reasonably be expected to have a Material Adverse Effect; and

(iii)

to the best knowledge of EMC, have had no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems for which any of them may be liable that have not been remedied;

(s)

the Public Disclosure Documents (including without limitation technical reports) of EMC in relation to the mineral and mining development projects of EMC and/or its Subsidiaries at the time filed, except to the extent that any statements contained therein have been modified or superseded by later Public Disclosure Documents, were accurate in all material respects and all known facts that may impact on the capital costs, operating costs or operational parameters of each such project were fully and accurately disclosed in EMC’s most recent public technical report related to such projects, and nothing has come to the attention of EMC to indicate that any of the foregoing statements are or may be inaccurate;

(t)

all material contracts and agreements of EMC and its Subsidiaries have been disclosed in EMC’s Public Disclosure Documents, and true and correct copies of each (or in the case of oral contracts, summaries of the material terms thereof) contract that has been requested by HPU has been provided to HPU by EMC. EMC and its Subsidiaries are in compliance in all material respects with all terms and provisions of all material contracts, agreements, indentures, leases, policies, instruments and licences in connection with the conduct of their respective businesses and, to the knowledge of EMC, all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and to the knowledge of EMC no breach or default by any other party or event which, with notice or lapse of time or both, could constitute a material breach or material default by any other party, exists with respect thereto;

(u)

EMC and each of its Subsidiaries maintains insurance against loss of, or damage to, their material assets against all insurable risks, and in such amounts, as are customary for companies of a similar size operating in the mining industry, and all of the policies in respect of such insurance coverage are in good standing in all respects and not in default in any material respect;

(v)	except as disclosed in the EMC Financial Statements:

(i)

neither EMC nor any of its Subsidiaries is indebted to any of its directors or officers or any of their associates (collectively the “EMC Principals”), or to any holder of any EMC Shares, EMC Options or EMC Warrants;

B 23

(ii)	none of the EMC Principals or holders of EMC Shares, EMC Options or EMC Warrants is indebted or under obligation to EMC or to any of its Subsidiaries on any account whatsoever; and

(iii)	neither EMC nor any of its Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any Person other than of a Subsidiary of EMC;

(w)

since the date of the latest EMC Financial Statement, and except as disclosed in EMC’s Disclosure Letter or in EMC’s Public Disclosure Documents, EMC or, as the case may be, any of its Subsidiaries has not: (i) declared or paid any dividends or made any distribution of its properties or assets to holders of EMC Shares, EMC Options or EMC Warrants; (ii) disposed of any of its material assets or properties; (iii) incurred any material indebtedness; or (iv) made or suffered any change or changes in its financial condition, assets, liabilities or business which, singly or in the aggregate, have a Material Adverse Effect or could have a Material Adverse Effect in respect of EMC;

(x)

EMC is able to pay its liabilities as they become due, the realizable value of the assets of EMC are not less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof, and no creditor of EMC will be prejudiced by the Arrangement;

(y)	neither EMC nor any of its Subsidiaries:

(i)

is a party to any written or oral policy, agreement, obligation or understanding providing for severance, unemployment compensation, golden parachute, termination payments, bonus or otherwise or an increase in any benefits payable under any Benefit Plans or the acceleration of time or payment or vesting of any such payments to any director or officer or employee of EMC or any of its Subsidiaries, whether directly or indirectly, including, without limitation, upon the execution and delivery of this Agreement, the consummation of the transactions contemplated in this Agreement and compliance by EMC with the terms of this Agreement, other than those set out in the EMC Disclosure Letter and for which the aggregate severance payments do not exceed $50,000;

	(ii)	has any employee or consultant whose employment or contract with EMC or any of its Subsidiaries, respectively, cannot be terminated without payment upon a maximum of 12 months’ notice; and

(iii)

is a party to any collective bargaining agreement or letter of understanding, letter of intent or other written communication with any bargaining agent, trade union or association which may qualify as a trade union, which would apply to any employees of EMC or any of the Subsidiaries, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or subject to any current, pending or threatened strike or lockout;

(z)

EMC and its Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit could not reasonably be expected to have a Material Adverse Effect on EMC. EMC has provided adequate accruals in accordance

B 24

with Canadian GAAP in the EMC Financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in the EMC Financial Statements or otherwise provided for has been assessed, to the knowledge of EMC proposed to be assessed, or incurred or accrued other than in the ordinary and usual course of business. To the knowledge of EMC, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any Governmental Entity having taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to EMC or any of its Subsidiaries. To the knowledge of EMC, there are no audits or proceedings in progress, pending or threatened against EMC or any of its Subsidiaries in respect of any Taxes. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable;

(aa)

EMC is not a controlled foreign corporation or “CFC” as that term is defined in the U.S. Tax Code. EMC is, and at all material times at and prior to the Effective Time will be, a “taxable Canadian corporation” within the meaning of subsection 89(1) of the Tax Act;

(bb)

the auditors of EMC are independent public accountants as required by Applicable Laws and there is not now, and there has never been, any reportable disagreement with the present or any former auditors of EMC;

(cc)

EMC and its Subsidiaries have been and are being operated in material compliance with all Applicable Laws relating to employees including, but not limited to, employment and labour standards, labour risk prevention measures, social security and other contributions, occupational health and safety, employment equity, pay equity, workers’ compensation, equal employment opportunity, human rights and labour relations and there are no current, pending or, to EMC’s knowledge, threatened claims, litigation or proceedings before any board, tribunal or other Governmental Entity with respect to any of the foregoing;

(dd)

EMC and its Subsidiaries have complied, in all material respects, with all of the terms of their respective Benefit Plans, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each Benefit Plan, whether written or oral, which are maintained by or binding upon EMC or its Subsidiaries and all Benefit Plans of EMC maintained by or binding upon EMC or any of its Subsidiaries are fully funded and in good standing with such Governmental Entities as may be applicable and no notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by EMC or any of its Subsidiaries from any such Governmental Entities. No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in, or could reasonably be expected to result in, any Benefit Plan maintained by or binding upon EMC or any of its Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority;

(ee)

neither EMC nor its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of EMC or its Subsidiaries are conducted, (ii) limit any business practice of EMC or any of its Subsidiaries in any material respect, or (iii) restrict any acquisition or disposition of any property by EMC or any of its Subsidiaries in any material respect;

B 25

(ff)

EMC, its Subsidiaries, and to the knowledge of EMC, their respective directors, officers and promoters are not in breach of any Applicable Laws where non-compliance could reasonably be expected to have a Material Adverse Effect on EMC;

(gg)

The Public Disclosure Documents of EMC, except to the extent such statements contained therein have been modified or superseded by later Public Disclosure Documents, are accurate in all material respects; and

(hh)	the Board of Directors of EMC has approved this Agreement, the Arrangement and the transactions contemplated hereby and have authorized the execution and delivery of this Agreement.

3.4        Non-Waiver

Any investigation made by or on behalf of a Party and its advisors shall not have the effect of waiving, diminishing the scope of, mitigating or otherwise affecting any representation, warranty or covenant made by the other Party herein or pursuant hereto.

3.5        Survival of Representations and Warranties

The representations and warranties of each of the Parties contained in Article 3 to this Agreement shall terminate at the Effective Time or upon the termination of this Agreement.

ARTICLE 4
COVENANTS

4.1        Disclosure

Each Party agrees to consult with each other before issuing, and shall provide the other Party with a reasonable prior opportunity to review and comment on, any press release or public statement with respect to this Agreement or the Arrangement and in making any filings with any Governmental Entity, including any filing with any Securities Authority with respect thereto. Each Party shall use reasonable commercial efforts to provide the other Party with a reasonable opportunity to review and comment on all such press releases and filings prior to the release or submission thereof provided that if a Party is required by Applicable Laws to make a public announcement with respect to this Agreement and/or the Arrangement, such Party will provide as much prior notice (including the proposed text of the announcement) to the other Party as is reasonably possible. Each Party will consult with the other Party prior to issuing any press release or making any announcement regarding its mineral reserves or resources and, subject to Applicable Laws, each Party agrees that it will not issue any press release or make any announcement regarding its mineral reserves or resources without the prior written consent of the other Party, such consent not to be unreasonably withheld.

4.2        Business Covenants of the Parties

Each Party covenants and agrees with the other Party that, except as contemplated in this Agreement, the Disclosure Letter of the Party, the Plan of Arrangement, or as consented to in writing by the other Party (such consent not to be unreasonably withheld), until the Effective Date or the day upon which this Agreement is terminated pursuant to Article 7, whichever is earlier:

B 26

(a)

it shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, and not take any action other than in, the usual, ordinary and regular course of business and consistent with past practice and in accordance with Applicable Laws and for greater certainty shall not and shall not allow any Subsidiary to, without the prior written consent of the other Party (such consent not to be unreasonably withheld):

(i)

make any commitments in excess of, or enter into any contracts or group of related contracts with a value or aggregate value (as the case may be) in excess of $50,000 (except in respect to the disposition of marketable securities, or in the case of HPU except in respect of direct project related expenses of HPU and its Subsidiaries at the Allemand Ross project or the North Platte project, which will not exceed $150,000 for each such project);

	(ii)	make any changes to the senior management or senior personnel of the Party or its Subsidiaries; and

(iii)

undertake or make any decision or action which could be material to the business of the Party and/or any Subsidiary or which could reasonably be expected to have a Material Adverse Effect on the Party;

(b)	it shall not and shall not permit any Subsidiary to, directly or indirectly do or permit to occur any of the following:

(i)

issue, sell, pledge, lease, dispose of, redeem, purchase or encumber or agree to or enter into a commitment to issue, sell, pledge, lease, dispose of, redeem, purchase or encumber: (A) any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares, debt securities, derivative securities or other securities of it or any of its Subsidiaries, other than pursuant to the exercise of securities which are outstanding on the date hereof; or (B) any material assets, rights, properties of it or any of its Subsidiaries;

(ii)

except as disclosed in the HPU Disclosure Letter, amend or propose to amend its articles or by-laws (or the equivalent charter or constating documents) or those of any of its Subsidiaries or amend or propose to amend any of the terms of the securities as they exist on the date hereof;

(iii)

split, combine or reclassify any of its outstanding shares or the shares of any of its Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its shares or the shares of its Subsidiaries;

(iv)

redeem, purchase or offer to purchase, or permit any of its Subsidiaries to redeem, purchase or offer to purchase, any shares or other securities of it or any of its Subsidiaries, unless otherwise required by the terms of such securities as in effect on the date hereof;

(v)

reorganize, amalgamate or merge it or any of its Subsidiaries with any other Person or enter into an agreement, arrangement or understanding regarding any of the foregoing or solicit, initiate, facilitate, engage in or respond to or encourage any enquiries or proposals with respect to any of the foregoing;

B 27

(vi)

acquire or agree to acquire any Person (or material interest therein or securities thereof), or acquire or dispose of or agree to acquire or dispose of any assets (other than marketable securities) which in each case are individually or in the aggregate material (including but not limited to mining properties or interests therein), or enter into or commit to enter into any joint venture, earn-in or similar arrangements or agreements or enter into an agreement, arrangement or understanding regarding any of the foregoing or solicit, initiate, facilitate, engage in or respond to or encourage any inquiries or proposals with respect to any of the foregoing or permit any of its Subsidiaries to do any of the foregoing;

(vii)

(A) satisfy or settle any claims or liabilities which individually or in the aggregate are material to the Party; (B) relinquish or modify any contractual rights which individually or in the aggregate are material to the Party; or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments; or

(viii)

incur, authorize, agree or commit to provide guarantees, incur, authorize or agree or become committed for any indebtedness for borrowed money or issue any amount of debt securities or permit any of its Subsidiaries to do any of the foregoing;

(c)

it shall not, and shall cause each of its Subsidiaries not to, make any material decisions or take any material actions with respect to the development of, or commitments to develop, any mining and mineral project without keeping the other Party fully informed thereof on a timely basis and without having in good faith attempted to achieve a mutual understanding and agreement with the other Party prior to making any such material decision or taking any such material action;

(d)

it shall not, and shall cause each of its Subsidiaries not to, enter into or modify any remuneration terms or Benefit Plans, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, severance agreements, deferred or other compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any of its or its Subsidiaries, directors, officers, employees, consultants, contractors or agents;

(e)

it shall not, and shall cause each of its Subsidiaries not to, enter into, amend or modify any employment or consulting agreements or arrangements with any officers or directors of it or any of its Subsidiaries;

(f)

it shall use its reasonable commercial efforts, and shall cause its Subsidiaries to use its reasonable commercial efforts, to cause its current insurance policies and those of its Subsidiaries, including directors’ and officers’ insurance or reinsurance policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or premiums consistent with then current industry premium experience are in full force and effect;

(g)	it shall:

	(i)	use its reasonable commercial efforts, and cause each of its Subsidiaries to use its reasonable commercial efforts, to preserve intact its business organizations and goodwill,

B 28

to keep available the services of its officers and employees as a group and to maintain existing relationships with suppliers, consultants, joint venture participants, partners, professional advisors, agents, distributors, customers, Governmental Entities and others having business relationships with it and its Subsidiaries;

(ii)

not take any action, or permit any of its Subsidiaries to take any action, that would or reasonably may be expected to render (A) any representation or warranty made by it in this Agreement that is qualified as to materiality untrue or (B) any of such representations and warranties that are not so qualified untrue in any material respect; and

(iii)

promptly notify the other Party of (A) any Material Adverse Effect, or any change, circumstance, occurrence, event, effect or state of facts which could reasonably be expected to result in a Material Adverse Effect on such other Party or impede the completion of the Arrangement, (B) any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) which are material, (C) any material breach by it of any provision of this Agreement (including any breach by it of a representation or warranty), and (D) any event, condition or circumstance occurring subsequent to the date hereof that would render any representation or warranty of it contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect;

(h)

it shall not, and shall cause each of its Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement prior to the Effective Date;

(i)

it shall not, and shall not permit any of its Subsidiaries to, take any action, or permit any action to be taken on its behalf, and it shall, and shall cause its Subsidiaries to, refrain from taking any action which, in either case, if taken, could be inconsistent with this Agreement or which could interfere with or be inconsistent with or could reasonably be expected to significantly impede the completion of the Arrangement or any of the transactions contemplated hereby;

(j)

to the extent it has knowledge thereof, it shall, in all material respects, conduct itself so as to keep the other Party fully informed as to the material decisions or actions made or required to be made with respect to the operation of its business and that of its Subsidiaries;

(k)

it shall not make any change to existing accounting practices, except as the regular, independent auditors of the Party advise in writing are required by Applicable Laws, Canadian GAAP, or write up, down or off the book value of any assets in an amount that in the aggregate would be material to the other Party, except where required for compliance with Applicable Laws or Canadian GAAP;

(l)	it shall not, and it shall cause its Subsidiaries not to, make any material Tax election or settle or compromise any material Tax liability;

(m)

it shall not, and shall cause its Subsidiaries not to, resolve that it or any of its Subsidiaries be wound up, appoint or permit the appointment of a liquidator, receiver or trustee in bankruptcy for it or any of its Subsidiaries or in respect of the assets or properties of it or any of its Subsidiaries,

B 29

or permit the making of an order by a court for the winding-up or dissolution of it or any of its Subsidiaries; and

4.3        Covenants Regarding Non-Solicitation

4.3.1      HPU shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, through any officer, director, employee, advisor, representative or agent, or otherwise (a) solicit, initiate, facilitate, engage in or respond to or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or transactions involving HPU and/or its Subsidiaries regarding any merger, amalgamation, arrangement, restructuring, take-over bid, tender offer, exchange offer, sale or purchase of substantial assets, sale or purchase of a material number of treasury shares, any material equity interest or rights or any other material interests therein or thereto, any business combination, liquidation, reorganization or recapitalization or any similar transaction or series of related or similar transactions which would have the effect of any of the foregoing (any of the foregoing inquiries, proposals or transactions being referred to herein as an “Acquisition Proposal”); (b) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal; (c) accept or approve or recommend, or agree to accept, approve or recommend, any Acquisition Proposal or potential Acquisition Proposal; or (d) cause HPU or any Subsidiary to enter into any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Board of Directors of HPU from considering, participating in any discussions, negotiating, approving, cooperating in any way (including providing information regarding HPU), or assisting or facilitating, or recommending to the HPU Securityholders, or entering into an agreement in respect of, an unsolicited Acquisition Proposal which the Board of Directors of HPU determines in good faith (after consultation with its financial advisors and after determining with the advice of legal counsel that the Board of Directors of HPU is required to do so in order to properly discharge its fiduciary duties under Applicable Laws), could, if consummated in accordance with its terms, result in a transaction more favourable to the HPU Securityholders than the Arrangement (any such Acquisition Proposal being referred to herein as a “Superior Proposal”).

4.3.2      From and after the date hereof, HPU shall immediately cease and cause to be terminated in writing any existing discussions or negotiations with any Person (other than EMC) with respect to any potential Acquisition Proposal and shall, subject to this Section 4.3, immediately cease to provide any other Person with access to information concerning HPU and its Subsidiaries and exercise all rights it has to require the return of all confidential information from each such Person. HPU agrees not to release or permit the release of any Person from, or waive, any confidentiality, non-solicitation or standstill agreement to which such Person is a party, except as permitted under Section 4.3.1.

4.3.3      HPU shall promptly notify EMC orally and in writing within 24 hours of any Acquisition Proposal or any amendment to an Acquisition Proposal being received directly or indirectly by HPU, or any request for non-public information relating to HPU or any of its Subsidiaries, as the case may be, in connection with such an Acquisition Proposal or for access to the properties, books and/or records of HPU or any Subsidiary, by any Person that informs HPU or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such written notice shall include a copy of any such written Acquisition Proposal and all amendments thereto or, in the absence of a written Acquisition Proposal, a description of the material terms and conditions thereof, in either case including the identity of the Person making the Acquisition Proposal, inquiry or contact.

4.3.4      If HPU receives a request for non-public information from a Person who has made or intends to make an Acquisition Proposal and the Board of Directors of HPU determines in the manner contemplated

B 30

in Section 4.3.1 that such Acquisition Proposal, if consummated in accordance with its terms, could result in a Superior Proposal, then, and only in such case, HPU may, subject to the execution by such Person of a confidentiality agreement containing standstill and other provisions substantially the same as those contained in the Confidentiality Agreement, provide such Person with access to non-public confidential information regarding HPU; provided that HPU shall send a copy of any such confidentiality agreement (including the identity of the Person who has entered into such agreement if not contained therein) to EMC as soon as practicable and in any event within 24 hours of its execution and shall as soon as practicable, and in any event within 24 hours, provide EMC with a list of, and copies of, all information provided to such Person that was not previously provided to EMC and immediately provide EMC with all other information that was provided to such Person.

4.3.5      Notwithstanding the above, Section 4.3 shall not prevent HPU from advancing its current discussions and letters of intent with: (i) Energy Fuels Corp., in connection with the Arizona breccia pipe claims; and (ii) the Converse Joint Venture, in connection with the Sand Creek Joint Venture.

4.3.6      HPU shall ensure that its officers, directors and employees and those of its Subsidiaries and any financial, legal and other advisors, agents and representatives retained by HPU are aware of the provisions of this Section 4.3, and HPU shall be responsible for any breach of this Section by any such Person.

4.3.7      For greater certainty, any amendment to an Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 4.3.

4.4        Notice of a Superior Proposal

4.4.1      If HPU has fully complied with Section 4.3 and this Section 4.4, HPU may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal and withdraw or modify in a manner adverse to EMC its Recommendation, if and only if:

(a)

HPU provides to EMC (i) written notice that the Board of Directors of HPU has determined that it has received and is prepared to accept a Superior Proposal; and (ii) a copy of any agreement or other document in respect of such Superior Proposal as executed by the Person making the Superior Proposal, in each case as soon as possible but in any event not less than three full Business Days prior to acceptance of the Superior Proposal by the Board of Directors of HPU;

(b)

HPU provides EMC with an opportunity (but not the obligation), before the expiration of such three Business Day period referred to in Subsection 4.4.1(a), to propose to amend this Agreement to provide for consideration having a value equivalent to or more favourable to the HPU Securityholders than that of the Superior Proposal with the result that the Superior Proposal would cease to be a Superior Proposal; and

(c)	subject to Subsection 4.4.2, EMC or HPU terminates this Agreement pursuant to Subsection 7.1(e).

4.4.2      In the event that EMC proposes to amend this Agreement in the manner described in Subsection 4.4.1, the Board of Directors of HPU shall consider the terms of the proposed amendment, and (i) if the Board of Directors of HPU in good faith concludes that the Superior Proposal is no longer a Superior Proposal given the terms of the proposed amendment, HPU shall not implement the proposed Superior Proposal and shall not terminate this Agreement pursuant to Subsection 7.1(e), and shall agree to the proposed amendments to this Agreement; or (ii) if the Board of Directors of HPU concludes in good faith

B 31

and after consultation with, and receiving advice (which may include written opinions or advice from its financial, legal and other advisors (as appropriate)), that the Acquisition Proposal would nonetheless remain a Superior Proposal, HPU or EMC may terminate this Agreement in accordance with Subsection 7.1(e), and only thereafter HPU may enter into an agreement in order to implement the Superior Proposal.

4.5        Access to Information

Until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7, and forthwith upon request by EMC or HPU as applicable (i) HPU shall provide to EMC reports of its activities including, but not limited to, monthly operating reports and monthly financial reports, as well as full and open access on a real time basis to its office, properties, books and records, and (ii) EMC shall provide to HPU reports of its activities including, but not limited to, monthly operating reports and monthly financial reports, as well as full and open access on a real time basis to its office, properties, books and records. Each Party will provide to the other Party, on request of such other Party, a copy of the monthly operating report that it provides to its Board of Directors, if any.

4.6        Covenants in Respect of the Arrangement

Each Party covenants and agrees that, except as otherwise contemplated in this Agreement, until the earlier of the Effective Date and the date upon which this Agreement is terminated in accordance with Article 7, it will:

(a)

in a timely and expeditious manner, take all necessary actions in order to enable it to participate in and effect the Arrangement and use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to the obligations of the other Party hereunder to the extent the same are within its control and shall take, do or cause to be taken or done, all other actions and all other things necessary, proper or advisable under all Applicable Laws to complete the Arrangement, including to:

(i)

apply for and use commercially reasonable efforts to obtain all necessary waivers, consents, orders and approvals required to be obtained by it or its Subsidiaries from other parties to loan agreements, joint venture agreements, partnership agreements, leases, licences, permits and other contracts and documents;

(ii)

make or co-operate as necessary in the making of all necessary filings and applications under all Applicable Laws and with all applicable Governmental Entities required by it or its Subsidiaries in connection with the transactions contemplated hereby and use commercially reasonable efforts to obtain all necessary consents, approvals and authorizations as are required to be obtained by it or its Subsidiaries under any Applicable Laws, all of which filings, applications, consents, approvals and authorizations are set forth in the Party’s Disclosure Letter;

(iii)

effect all necessary registrations, filings and applications to, and submissions of information requested by, Governmental Entities required to be effected by it or its Subsidiaries in connection with the Arrangement and, if necessary, participate and appear in any proceedings of any Party before or by any Governmental Entity;

(iv)

use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Arrangement or the transactions contemplated hereby;

B 32

(v)	co-operate with the other Party in connection with the performance by it of its obligations hereunder;

(vi)

prepare, in consultation with the other Party, all communications to its securityholders required by Applicable Laws in connection with the Arrangement, including the Meeting Materials in respect of the HPU Meeting and each Party shall ensure that such communications comply with all Applicable Laws and, to the extent such information pertains to itself or its business, that such communications do not contain any misrepresentation or untrue statement of a material fact or omit to state a material fact regarding the Party required to be stated therein in order to make the statements contained therein not misleading in light of the circumstances in which they are made; and

(vii)

each Party shall promptly advise the other if, at any time before the Effective Date, it becomes aware that any communications to its or the other Party’s securityholders (including the Meeting Materials) contain a misrepresentation or that otherwise requires an amendment or supplement. Each Party will cooperate in the preparation of each supplement or amendment to any such communication to correct such communication and distribute such corrected communications to its securityholders if required under Applicable Laws;

(b)

assist and co-operate in the preparation and filing with all applicable Securities Authorities of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the Applicable Laws of Canada and the United States;

(c)	forthwith carry out such terms of the Interim Order as are required to be carried out by it; and

(d)

except for non-substantive communications, furnish promptly to the other Party a copy of each notice, report, schedule or other document or communication delivered, filed or received by, to, with or from (as applicable) the Party under Applicable Laws or otherwise, and any reports or dealings with Governmental Entities, in connection with the Arrangement, the Interim Order, the Final Order, the HPU Meeting or any of the transactions contemplated hereby.

4.7        Specific Covenants of HPU Regarding the Arrangement

HPU covenants and agrees that, except as otherwise contemplated in this Agreement, until the earlier of the Effective Date and the date upon which this Agreement is terminated, it will:

(a)	in a timely and expeditious manner (but subject to EMC’s obligations under Sections 4.8.1(b) and (c)):

(i)

prepare, in consultation with EMC, acting reasonably, and file the Meeting Materials (which shall be in form and substance satisfactory to EMC, acting reasonably), together with any other documents required by Applicable Laws (which shall be in form and substance satisfactory to EMC, acting reasonably), in all jurisdictions where the Meeting Materials are required to be filed and mail the Meeting Materials, as ordered by the Interim Order and in accordance with all Applicable Laws, in and to all jurisdictions where the Meeting Materials are required to be mailed, complying in all material respects with all Applicable Laws on the date of the mailing thereof and in the form and

B 33

containing the information required by all Applicable Laws, including all applicable corporate and securities laws and requirements, and not containing any misrepresentation with respect thereto (other than in respect of information referred to in Sections 4.8.1(b) and (c));

(ii)

include within the Information Circular the notice for the application for the Final Order and set forth the procedures that the HPU Securityholders must follow in order to attend and be heard at the hearing for the Final Order;

(iii)

include within the Information Circular in connection with a discussion of pro forma financial statements a statement substantially similar to the following: “EMC has not developed formal plans for combining its operations with HPU. Accordingly, additional liabilities may be incurred in connection with the business combination. These additional liabilities and costs have not been contemplated in the Unaudited Pro Forma Combined Financial Statements (the "Financial Statements") because information necessary to reasonably estimate such costs and to formulate detailed restructuring plans is not available to EMC. The allocation of the purchase price to acquired assets and liabilities in the Financial Statements is based on EMC's management's preliminary internal valuation estimates. Such allocations will be finalized based on valuations and other studies to be performed by EMC's management with the services of outside valuation specialists after the closing of the business combination. Accordingly the purchase price allocation adjustments and related impacts on the Financial Statements are preliminary and subject to revision, which may be material, after closing of the business combination.”;

(iv)

convene the HPU Meeting as soon as practicable, and use its commercially best efforts to convene the HPU Meeting no later than February 15, 2007 or such later date that may be mutually agreed upon with EMC, as provided in the Interim Order and solicit proxies to be voted at the HPU Meeting in favour of the Arrangement and use its commercially reasonable efforts to take all other action that is necessary or desirable to secure the requisite approval of the Arrangement Resolution by the HPU Securityholders;

(v)	not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation), or fail to call, the HPU Meeting without EMC’s prior written consent, except as required by Applicable Laws;

(vi)	provide notice to EMC of the HPU Meeting and allow representatives of EMC to attend the HPU Meeting;

(vii)	hold and conduct the HPU Meeting in accordance with the Interim Order, the Act, the by-laws of HPU and as otherwise required by Applicable Laws;

(viii)	use its best efforts to encourage significant HPU Securityholders to enter into Support Agreements, and EMC will provide reasonable assistance for such purposes; and

(ix)	take all such actions as may be required under the Act in connection with the transactions contemplated by this Agreement and the Plan of Arrangement;

(b)

in a timely and expeditious manner, prepare (in consultation with EMC acting reasonably) and file any mutually agreed (or as otherwise required by Applicable Laws) amendments or supplements to the Meeting Materials (which amendments or supplements shall be in a form satisfactory to EMC, acting reasonably) with respect to the HPU Meeting and mail such

B 34

amendments or supplements, as required by the Interim Order and in accordance with all Applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all Applicable Laws on the date of the mailing thereof;

(c)

subject only to Section 4.4 and the fiduciary duties of the Board of Directors of HPU, recommend to the HPU Securityholders that they approve the Arrangement and not take any steps to change or withdraw the Recommendation in a manner adverse to EMC or which would impede the completion of the Arrangement and shall not make a recommendation to HPU Securityholders not to accept the Arrangement;

(d)	use its reasonable best efforts to cause all directors, officers and senior management of HPU who will not be retained to resign at the Effective Time;

(e)

advise EMC, as reasonably requested, and on a daily basis in each of the last seven Business Days prior to the HPU Meeting, as to the aggregate tally of the proxies and votes received and dissent notices (if any) in respect of the Arrangement Resolution and all other matters to be considered at the HPU Meeting; and

(f)

execute and deliver, or cause to be executed and delivered, at the Closing such customary agreements, certificates, resolutions and other closing documents as may be reasonably required by EMC, all in form satisfactory to EMC, acting reasonably.

4.8        Covenants of EMC Regarding the Arrangement

4.8.1      EMC covenants and agrees that, except as otherwise contemplated in this Agreement, until the earlier of the Effective Date and the date upon which this Agreement is terminated, it will,

(a)

use its commercially reasonable efforts to obtain the listing on the TSX of the EMC Shares to be issued to the HPU Shareholders pursuant to the Arrangement and the EMC Shares issuable on the exercise of the EMC Options and EMC Warrants issued to HPU Convertible Securityholders pursuant to the Arrangement, and to ensure that such EMC Shares are not subject to any statutory restrictions on resale or hold periods (subject only to restrictions on control block distributions and on resales by affiliates, underwriters or dealers as search terms are defined in the 1933 Act) under applicable securities laws;

(b)

provide all information relating to EMC and its business, and prepare the pro-forma financial statements (for which HPU will provide reasonable assistance), that are required to be included in the Meeting Materials for the HPU Meeting pursuant to applicable Canadian provincial and territorial securities laws (which shall be in form and substance satisfactory to HPU acting reasonably), provided that, in preparing such pro forma financial statements, HPU agrees and acknowledges that HPU is responsible for the accuracy of the financial information provided by HPU to EMC in connection with such pro forma financial statements;

(c)

ensure that all of the information provided pursuant to Section 4.8.1(b) that is contained in the Meeting Materials for the HPU Meeting do not contain any misrepresentation or untrue statement of a material fact or omit to state a material fact regarding EMC required to be stated therein in order to make the statements contained therein not misleading in light of the circumstances in which they are made; and

B 35

(d)

execute and deliver, or cause to be executed and delivered, at the Closing such customary agreements, certificates, resolutions and other closing documents as may be reasonably required by HPU, all in form satisfactory to HPU, acting reasonably.

4.8.2      Following the Closing, EMC shall cause HPU to continue to make any severance payments to the directors, officers and employees of HPU as required by Section 2.6(d) and in respect of those that are disclosed in the Disclosure Letter pursuant to Section 3.2(x) in accordance with the terms of the agreements requiring the making of such severance payments.

4.8.3      Following the Closing, HPU and EMC shall use all commercially reasonable efforts to provide to any HPU Securityholder requesting such information, with the information that is necessary to permit the HPU Securityholders to make any relevant elections permitted under Sections 1291 through 1298 of the U.S. Tax Code which relate to a “passive foreign investment company”.

4.9        Merger of Covenants

Except as to the contrary expressly required by the terms hereof, the covenants set out in this Agreement shall survive the completion of the Arrangement.

ARTICLE 5
CONDITIONS

5.1        Mutual Conditions Precedent

The respective obligations of the Parties to complete the transactions contemplated hereby are subject to the fulfillment or waiver of the following mutual conditions on or before the Effective Time or such other time as is specified below:

(a)

the Interim Order shall have been granted in form and substance satisfactory to HPU and EMC, each acting reasonably, and shall not have been set aside or modified in a manner which is not acceptable to such Parties, acting reasonably, on appeal or otherwise;

(b)	any conditions in addition to those set out in this Section 5.1 which may be imposed by the Interim Order shall have been satisfied;

(c)

the HPU Securityholders shall have approved at the HPU Meeting, in accordance with Applicable Laws and the Interim Order, the Arrangement and the Arrangement Resolution and approved or consented to such other matters as either EMC or HPU, acting reasonably, shall consider necessary or desirable in connection with the Arrangement in the manner required thereby;

(d)

the Final Order shall have been granted in form and substance satisfactory to HPU and EMC, each acting reasonably, and shall not have been set aside or modified in a manner which is not acceptable to such Parties, acting reasonably, on appeal or otherwise;

(e)

the Board of Directors of each of EMC and HPU will have approved by majority vote or unanimous consent a resolution approving the Arrangement and related transactions, and no such approvals will have been withdrawn or modified;

(e)	there shall be no proceeding of a judicial or administrative nature or otherwise, brought by or before a Governmental Entity, or any Applicable Laws proposed, enacted, promulgated or

B 36

applied, that directly or indirectly relates to the transaction contemplated hereby which could reasonably be expected to result in a Material Adverse Effect on the Party to which it applies or which could impede or interfere with the completion of the Arrangement;

(f)

all regulatory approvals and approvals of any other Person (including any Governmental Entity), and the expiry of any waiting periods in connection with, or required to permit, the completion of the Arrangement, the failure to obtain which or the non-expiry of which could reasonably be expected to cause a Material Adverse Effect on either Party or materially impede the completion of the Arrangement, shall have been obtained or received on terms which will not cause a Material Adverse Effect on either Party, and reasonably satisfactory evidence thereof shall have been delivered to each Party;

(g)

the EMC Shares to be issued to the HPU Shareholders pursuant to the Arrangement or on exercise of the EMC Options and EMC Warrants issued pursuant to the Arrangement shall have been approved for listing on the TSX and such EMC Shares shall not be subject to any statutory hold period or escrow under applicable securities laws in Canada;

(h)	the Effective Date shall have occurred on or before February 15, 2007 or such later date as the Parties, acting reasonably, may agree to in writing; and

(i)	this Agreement shall not have been terminated pursuant to Article 7.

The foregoing conditions are for the mutual benefit of each of the Parties and may be waived, in whole or in part, by any Party at any time, provided that no Party may waive any mutual condition on behalf of any other Party.

5.2        Several Conditions

The obligation of each Party to complete the transactions contemplated hereby is subject to the fulfillment or waiver by the other Party of the following conditions on or before the Effective Time or such other time as specified below:

(a)

the representations and warranties made to such Party by the other Party in this Agreement shall be true and correct in all material respects (unless such representations and warranties are qualified by reference to materiality or Material Adverse Effect in which case such representations and warranties shall be true and correct) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement);

(b)	each of the Parties shall have complied in all material respects with its covenants herein;

(c)

each Party shall have delivered to the other Party a certificate of one senior officer of the Party dated the Effective Date certifying the fulfillment of the conditions in subsections 5.2(a) and 5.2(b);

(d)	each Party shall have delivered to the other Party an updated Disclosure Letter dated as of the Closing Date;

B 37

(e)

from the date hereof up to and including the Effective Time, there shall have been no change, condition, effect, event or occurrence which has or is reasonably likely or expected to have a Material Adverse Effect on the other Party, on the Arrangement or on the combined business that will result from the completion of the Arrangement; and

(f)

the Party shall not have become aware of any misrepresentation, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document (including the Meeting Materials) filed by or on behalf of the other Party with any Securities Authority or other Governmental Entity in Canada or elsewhere or provided by that Party to the other Party.

The foregoing conditions precedent are for the benefit of each Party and may be waived, in whole or in part, by such Party in writing at any time.

5.3        Additional Conditions in Favour of EMC

The obligation of EMC to complete the transactions contemplated hereby is subject to the fulfillment or waiver of the following conditions on or before the Effective Time or such other time as specified below:

(a)

the Board of Directors of HPU shall have made the Recommendation to HPU Securityholders and shall not have withdrawn or changed the Recommendation in a manner adverse to EMC or which could impede the completion of the Arrangement, and shall not have made a recommendation to HPU Securityholders not to accept the Arrangement; and

(b)

holders of no greater than 5% of the outstanding HPU Shares shall have dissented to the Arrangement and HPU shall provide EMC with a certificate of two senior officers of HPU dated the day immediately prior to the Effective Date to such effect.

The foregoing conditions are for the exclusive benefit of EMC and may be waived, in whole or in part, by EMC in writing at any time.

5.4        Merger of Conditions

The conditions set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 6
BREAK FEE

6.       1 Interpretation

For the purposes of this Article 6:

(a)        “Break Fee” means a fee equal to 3% of the value of the consideration which pursuant to this Agreement EMC would have been required to pay on Closing in exchange for the HPU Shares, HPU Warrants and HPU Options. For the purposes of the foregoing, the following will apply: (i) the consideration payable for each HPU Share is deemed to be $1.15 per share; (ii) the consideration payable in respect of each HPU Warrant is deemed to be equal to $1.15 less the exercise price of such warrant; (iii) the consideration payable in respect of each HPU Option is

B 38

deemed to be equal to $1.15 less the exercise price of such HPU Option; (iv) the number of HPU Shares, HPU Warrants and HPU Options will be deemed to be the number disclosed in the Disclosure Letter of HPU for each respectively; (iv) the Break Fee amount will assume no Dissenting Shareholders; and (v) for greater certainty, HPU Options or HPU Warrants that have an exercise price of $1.15 or greater shall not be included in determining the Break Fee.

(b)        “Break Fee Event” means the termination of this Agreement pursuant to Subsection 7.1(e) .

6.2        HPU Break Fee

HPU shall pay to EMC the HPU Break Fee in immediately available funds no later than three Business Days after the occurrence of the Break Fee Event.

6.3        Liquidated Damages

HPU acknowledges that the payment amount set out in Section 6.2 is a payment of liquidated damages which is a genuine pre-estimate of the damages which EMC will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. HPU hereby irrevocably and unconditionally waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. In the event the Break Fee is paid, no other amounts will be due and payable as damages by HPU to EMC or its Subsidiaries in connection with this Agreement and the transactions contemplated herein.

6.4        Survival

The provisions of this Article 6 shall survive the termination of this Agreement.

ARTICLE 7
TERMINATION

7.1        Termination

This Agreement may be terminated immediately:

(a)	by mutual written consent of EMC and HPU;

(b)	by either Party, upon providing written notice to the other:

(i)

at any time if the other Party is in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement in any material respect and such breach is not capable of being cured or is not cured by the breaching Party within 10 Business Days of the giving of notice of such breach by the other Party to the breaching Party;

(ii)

if any of the conditions for the benefit of the terminating Party contained in this Agreement is not satisfied or waived on or before February 15, 2007 (or such later date as the Parties, acting reasonably, may agree to in writing) or such other time prior thereto as is specified in this Agreement, provided that the terminating Party is not then in breach of any representations, warranties and covenants herein contained in any material respect;

B 39

(c)

by either Party if the approval of the Arrangement by the HPU Securityholders and the HPU Shareholders has not been obtained by February 15, 2007 or such later date as the Parties acting reasonably may agree to in writing;

(d)

by either Party if upon a vote at a duly held HPU Meeting or any adjournment or postponement thereof to obtain the approval of HPU Securityholders and the HPU Shareholders of the Arrangement Resolution or any matter that could reasonably be expected to facilitate the Arrangement, the approval of the HPU Securityholders and the HPU Shareholders is not obtained;

(e)

by either Party upon the determination by the HPU Board of Directors, after conclusion of the process set out in Section 4.3 that an Acquisition Proposal constitutes a Superior Proposal, the provision of notice to EMC of a Superior Proposal as required by Section 4.4 and the time period for EMC to propose an amendment to the Agreement as contemplated by Section 4.4 has elapsed; or

(f)

by EMC, if the Board of Directors of HPU has withdrawn, altered or changed the Recommendation to the HPU Securityholders in a manner adverse to EMC or which would impede the completion of the Arrangement or has made a recommendation to the HPU Securityholders not to accept or approve the Arrangement; or (i) has not submitted the Arrangement for approval to HPU Securityholders on or prior to February 15, 2007 (or such later date as the Parties, acting reasonably, may agree to in writing), provided that EMC has provided, on a timely basis, information regarding EMC required by applicable securities laws for inclusion in the Meeting Materials for the HPU Meeting; or (ii) has failed to solicit proxies in favour of approving the Arrangement; or (iii) has resolved to do any of the foregoing.

In the event of termination of this Agreement by either Party as provided in this Article 7, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of either Party, except with respect to Article 6, and Sections 9.2 to 9.10 which provisions shall survive the termination; provided that notwithstanding anything to the contrary contained in this Agreement, neither Party shall be (i) relieved or released from any liability or damages arising out of any breach of this Agreement prior to such termination or (ii) precluded from seeking injunctive relief to restrain any breach or threatened breach of this Agreement or otherwise to obtain specific performance of any provision of this Agreement.

ARTICLE 8
AMENDMENT

8.1        Amendments and Waivers

This Agreement may, at any time and from time to time, before and after the holding of the HPU Meeting but not later than the Effective Time, be amended, modified and/or supplemented by written agreement of the Parties hereto (or in the case of a waiver, by written instrument of the Party giving the waiver), and any such amendment, modification or supplement may, subject to the Interim Order, the Final Order and Applicable Laws, without limitation:

(a)        change the time for performance of any of the obligations or acts of the Parties hereto;

(b)        waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto;

B 40

(c)        waive compliance with or modify any of the covenants contained herein or in any document to be delivered pursuant hereto; or

(d)        waive or modify performance of any of the obligations or conditions precedent of the Parties hereto.

ARTICLE 9
GENERAL PROVISIONS

9.1        Notice

Any demand, notice or other communication to be given in connection with this Agreement must be communicated confidentially and in writing to the addresses, facsimile numbers or e-mail addresses set out below and will be sufficiently given if: (i) delivered personally upon the Party for whom it is intended; (ii) delivered by registered or certified mail where receipt has been acknowledged; (iii) by electronic facsimile upon receipt of confirmation of transmission; or (iv) delivered by e-mail transmission, upon receipt of confirmation of delivery:

If to EMC:
Energy Metals Corporation
Suite 1238, 200 Granville Street
Vancouver, B.C. V6C 1S4
Attention: Paul Matysek, President
Facsimile: (604)408-4799
E-mail: pm@energymetalscorp.com

with a copy (which shall not constitute notice) to:
Morton & Company
Barristers & Solicitors
1200 - 750 West Pender Street
Vancouver, B.C. V6C 2T8
Attention: James N. Morton
Facsimile: (604) 681-9652
E-mail: jnm@mortonandco.com

If to HPU:
High Plains Uranium, Inc.
1718 Capitol Avenue
Cheyenne, Wyoming
Attention: Thomas H. Parker, President and CEO
Facsimile: (307) 433-8774
Email: tparker@hpur.com

with a copy (which shall not constitute notice) to:
Ogilvy Renault LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street P.O. Box 84
Toronto, Ontario, Canada M5J 2Z4
Attention: Walied Soliman
Facsimile: (416) 216-3930
E-mail: wsoliman@ogilvyrenault.com

B 41

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section.

9.2        Confidentiality

The Parties agree that the confidentiality and standstill agreement dated June 30, 2006 entered into between EMC and HPU (the “Confidentiality Agreement”) shall continue to be in full force and effect. The Parties acknowledge that this Agreement and the Arrangement is subject to the Confidentiality Agreement. For greater certainty, this Agreement and any discussions in connection therewith shall be treated by the Parties hereto as strictly confidential and shall not (without the prior consent of the other Party hereto or as contemplated or provided herein) be disclosed by a Party to any Person other than a director, officer, employee, agent or professional advisor of or to that Party with a need to know for purposes connected with the Arrangement or other matters contemplated by this Agreement and then only on a confidential basis and also on the basis that the Party concerned will be liable for any breach of confidentiality by a Person to whom it makes disclosure. For greater certainty, each Party agrees to comply with applicable privacy legislation.

9.3        Insurance and Indemnity

EMC will, or cause HPU and its Subsidiaries to, maintain in effect without any reduction in scope or coverage for two years from the Effective Time customary policies of directors’ and officers’ liability insurance providing coverage comparable to the protection provided by the policies maintained by HPU and its Subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time. EMC agrees that it shall cause HPU and the Subsidiaries of HPU to directly honour all rights to indemnification or exculpation now existing pursuant to such entities constating documents in favour of present and former directors and officers of HPU and its Subsidiaries. The provisions of this Section 9.3 are intended for the benefit of, and shall be enforceable by, each insured and indemnified Person, his or her heirs and his or her legal representatives. The provisions of this Section 9.3 shall survive the completion of the Arrangement.

9.4        Governing Law

This Agreement is governed by, and will be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

9.5        Attornment

For the purpose of all legal proceedings other than those matters relating to the Interim Order and the Final Order, this Agreement will be deemed to have been performed in the Province of British Columbia and the courts of the Province of British Columbia will have jurisdiction to entertain any action arising under this Agreement. Each of the Parties hereby attorns to the jurisdiction of the courts of the Province of British Columbia.

9.6        Binding Effect and Assignment

This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement is not assignable by a Party without the prior written consent of the other Party.

B 42

9.7        Time of the Essence

Time shall be of the essence of this Agreement.

9.8        Third Party Rights

This Agreement shall not confer to any rights or remedies upon any person other than the parties hereto except that the provisions of Sections 9.3 and 9.10 are intended for the benefit of the individuals specified therein.

9.9        Counterparts

This Agreement may be executed in any number of counterparts, manually or by facsimile, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

9.10       Fees and Expenses

Except as provided herein, each Party will pay its own expenses incurred in connection with this Agreement or the transactions contemplated herein.

9.11       No Personal Liability

No director or officer of EMC of any of its Subsidiaries shall have any personal liability whatsoever to HPU under this Agreement, or any other document delivered in connection with the Arrangement on behalf of EMC. No director or officer of HPU or any of its Subsidiaries shall have any personal liability whatsoever to EMC under this Agreement, or any other document delivered in connection with the Arrangement on behalf of HPU, excluding, for greater certainty, any Support Agreement executed by any such director or officer.

9.12       Further Assurances

Notwithstanding that the transactions or events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, HPU and EMC agree to make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required by any of them in order to document or evidence any of the transactions or events set out herein.

9.13       Remedies

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of British Columbia having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise.

IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first written above.

B 43

ENERGY METALS CORPORATION.

By:

“Paul Matysek”
Paul Matysek

HIGH PLAINS URANIUM, INC.

By:

“Thomas H. Parker”
Thomas H. Parker

B 44

SCHEDULE 1

PLAN OF ARRANGEMENT

Under Section 128 of the New Brunswick Business Corporations Act
concerning
HIGH PLAINS URANIUM, INC.
- and -
ENERGY METALS CORPORATION

ARTICLE 1
INTERPRETATION

1.1 Definitions

Wherever used in this Plan of Arrangement, unless there is something inconsistent in the subject matter or context, the following words and terms will have the respective meanings set out below and grammatical variations of such terms will have corresponding meanings:

“Act” means the Business Corporations Act (New Brunswick), as in effect on the date hereof;

“Applicable Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, bylaws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any Governmental Entity applicable to a Person or its business, undertaking, property or securities;

“Arrangement” means the arrangement under the provisions of Section 128 of the Act involving , HPU, EMC and the HPU Securityholders on the terms and conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with this Plan of Arrangement or provisions of the Arrangement Agreement or made at the direction of the Court in the Interim Order or the Final Order;

“Arrangement Agreement” means the arrangement agreement dated as of November 13, 2006, between EMC and HPU, as the same may be amended, supplemented or restated in accordance therewith, providing for, among other things, the Arrangement;

“Arrangement Resolution” means the resolution of HPU Securityholders, voting at the HPU Meeting, approving this Plan of Arrangement as required by Applicable Laws and in accordance with the Interim Order, to be substantially in the form and content of Schedule 2 of the Arrangement Agreement;

B 45

“Articles of Arrangement” means the articles of arrangement of HPU in respect of the Arrangement in the form required by the Act to be sent to the Director after the Final Order is made;

“Business Day” means a day on which banks in Toronto, Ontario and Vancouver, British Columbia are open for business and which is not a Saturday or Sunday;

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement issued by the Director pursuant to section 129 of the Act;

“Closing” shall have the meaning set forth in Section 2.4 of the Arrangement Agreement;

“Closing Date” means the date on which the Closing occurs;

“Court” means the Court of Queen’s Bench of New Brunswick;

“Director” means the Director appointed under section 184 of the Act;

“Disclosure Letter” means the letters of HPU or EMC, as the case may be, delivered to the other party prior to the execution of the Arrangement Agreement, which sets forth, as at the date of the Arrangement Agreement, items that qualify, to the extent specified therein, a correspondingly referenced representation or warranty made by HPU or EMC, covenant given by HPU or EMC, or other provision under the Arrangement Agreement;

“Dissent Procedures” means the manner in which registered holders of HPU Shares may exercise their Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in Article 5 hereof, section 131 of the Act and the Interim Order;

“Dissent Rights” has the meaning ascribed to it in section 5.1;

“Dissenting Shareholder” means a registered holder of HPU Shares who has properly exercised its Dissent Rights in strict compliance with the Dissent Procedures and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

“Effective Date” means the date upon which this Plan of Arrangement becomes effective in accordance with the Act;

“Effective Time” means the time on the Effective Date at which the Plan of Arrangement becomes effective;

“EMC” means Energy Metals Corporation, a corporation existing under the British Columbia

Business Corporations Act;

“EMC Certificate” means a certificate representing EMC Shares or a certificate representing EMC Warrants or an instrument representing EMC Options, as the case may be;

B 46

“EMC Options” means options of EMC, exercisable to purchase EMC Shares, and governed by the terms of the EMC Stock Option Plan;

“EMC Shares” means the common shares in the capital of EMC, as presently constituted;

“EMC Stock Option Plan” means EMC’s stock option plan dated November 26, 2004;

“EMC Warrants” means warrants of EMC exercisable to purchase EMC Shares issued pursuant to the Arrangement;

“Exchange Agent” means Pacific Corporate Trust Company or such other Person appointed by EMC for the purpose of, among other things, exchanging HPU Certificates for EMC Certificates in connection with the Arrangement;

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended or modified by the highest court which hears an appeal in respect of such order at any time prior to the Effective Date;

“Governmental Entity” means (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“HPU” means High Plains Uranium, Inc., a corporation existing under the Act;

“HPU Certificate” means a certificate evidencing a HPU Share or a HPU Convertible Security;

“HPU Convertible Securities” means the securities of HPU that are convertible into or exercisable into or otherwise give the holder the right to acquire HPU Shares or other securities of HPU, including without limitation, the HPU Warrants and HPU Options, all of which are listed in the Disclosure Letter of HPU;

“HPU Convertible Securityholders” means the registered holders of HPU Convertible Securities ;

“HPU Meeting” means the meeting of the HPU Securityholders, including any and all adjournments and postponements thereof, called and held in accordance with the Interim Order and the Arrangement Agreement for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

B 47

“HPU Options” means incentive stock options to purchase HPU Shares issued to current or former employees, directors, officers and consultants of HPU, whose names and amount of such option held are set out in the HPU Disclosure Letter;

“HPU Securityholders” means collectively HPU Shareholders and HPU Convertible Securityholders;

“HPU Shareholders” means the registered holders of HPU Shares;

“HPU Shares” means the common shares in the capital of HPU, as presently constituted, and includes any common shares of HPU issued prior to the Effective Date upon exercise of outstanding HPU Convertible Securities;

“HPU Stock Option Plan” means HPU’s stock option plan dated May 16, 2005;

“HPU Warrants” means warrants to acquire HPU Shares, issued pursuant to the terms of warrant certificates to the Persons and in the amounts set out in the HPU Disclosure Letter;

“Interim Order” means the interim order of the Court, as such order may be amended, made in connection with the holding of the HPU Meeting and the approval of the Arrangement;

“Letter of Transmittal” means the letters of transmittal, for use by HPU Securityholders providing for delivery of the HPU Certificates to the Exchange Agent, in the form accompanying the Meeting Materials;

“Meeting Materials” means the notice of the HPU Meeting and the information circular, including all schedules thereto, together with the forms of proxy, Letter of Transmittal and all other materials to be mailed to HPU Securityholders in connection with the HPU Meeting, as any of the foregoing may be amended or supplemented from time to time;

“Person” means any individual, partnership, limited partnership, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator, or other legal personal representative, or Governmental Entity, however designated or constituted;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof, and includes any agreement or instrument supplementary or ancillary hereto and this Plan of Arrangement as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement and any order of the Court;

“Tax Act” means the Income Tax Act (Canada), together with any and all regulations thereunder, as amended from time to time;

B 48

“TSX” means the Toronto Stock Exchange; and

“VWAP” means the volume weighted average trading price of the EMC Shares on the TSX, calculated by dividing the total value by the total volume of securities traded for the relevant period, and for the purposes hereof will be as provided by the TSX for such relevant period, or in the absence thereof, as provided by TSX Datalinx.

1.2 Headings and Reference

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3 Time Periods

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done will be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4 Currency

All sums of money which are referred to in this Plan of Arrangement are expressed in lawful money of Canada unless otherwise specified.

1.5 Time

Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

1.6 Construction

In this Plan of Arrangement:

1.6.1 unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

1.6.2 the word “including” or “includes” will mean “including (or includes) without limitation”; and

1.6.3 any reference to a statute includes all regulations, rules, instruments and orders made pursuant to such statute and, unless otherwise specified, the provisions of any statute,

B 49

regulation, rule, instrument or order which amends, supplements or supersedes any such statute or any such regulation, rule, instrument or order.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1 Arrangement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2 Effectiveness

This Plan of Arrangement, upon filing the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and will be binding without any further authorization, act or formality on the part of the Court, the Director, EMC, HPU or the HPU Securityholders, from and after the Effective Time. Other than as expressly provided in Article 3, no portion of this Plan of Arrangement will take effect with respect to any Person until the Effective Time.

ARTICLE 3
THE ARRANGEMENT

3.1 Arrangement

Pursuant to the Plan of Arrangement, the following will occur and will be deemed to occur on the Effective Date and commencing at the Effective Time (unless otherwise specified), in the following order and in each case without any further authorization, act or formality.

3.1.1 Each issued and outstanding HPU Share will be, or will be deemed to be, transferred by the holder thereof to EMC (other than HPU Shares which are held by Dissenting Shareholders who have validly exercised their Dissent Rights) in exchange for the issuance by EMC to such holder of each such HPU Share, that number of EMC Shares as is equal to $1.15 divided by the VWAP over the 20 days immediately prior to the Closing Date on which the TSX was open for trading (the “Exchange Rate”), provided that if the Exchange Rate is less than 0.16130 or greater than 0.2222, the number of EMC Shares to be issued shall be determined as if the Exchange Rate was 0.1613 or 0.2222 respectively, and for all purposes of this Plan of Arrangement the Exchange Rate shall be deemed to be such number.

3.1.2 Upon completion of the exchange pursuant to 3.1.1, the HPU Share will thereafter be irrevocably transferred to EMC free and clear of all liens, charges, claims and encumbrances and EMC will be deemed to be the legal and beneficial owner thereof;

B 50

3.1.3 No fractional EMC Shares will be issued and any HPU Shareholder who would otherwise receive a fractional EMC Share on completion of the Arrangement will only receive that number of EMC Shares as is rounded up to the nearest whole EMC Share.

3.1.4 Any HPU Shares, which are held by a Dissenting Shareholder shall be deemed to have been irrevocably transferred to HPU free and clear of all Encumbrances and such HPU Shares thereafter will be, and will be deemed to be, immediately cancelled and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as a holder of HPU Shares other than the right to be paid the fair value as described in this Plan of Arrangement.

3.1.5 The outstanding HPU Options (including HPU Options, which in the case of HPU Options granted under the HPU Stock Option Plan will become fully vested immediately prior to the Effective Time) will be exchanged solely for fully vested EMC Options on the basis that: (i) the number of EMC Options that a holder of HPU Options will be entitled to receive shall be equal to the number of HPU Options of the holder being exchanged for EMC Options multiplied by the Exchange Rate (rounded down to the nearest whole EMC Share); (ii) the exercise price payable by a holder of HPU Options on the exercise of the EMC Options received in the exchange shall be equal to the exercise price of the HPU Options being exchanged divided by the Exchange Rate (rounded up to the nearest whole cent); (iii) where upon Closing a holder of an HPU Option ceases to be eligible to receive options under the EMC Stock Option Plan, the EMC Options exchanged for the HPU Options held by such holder will expire 90 days following the Closing Date; and (iv) subject to (iii) above, the terms and conditions of the EMC Options issued in exchange for HPU Options will be the same as the terms and conditions of such HPU Options (including that all such options will be fully vested), or where such terms and conditions (other than in respect of vesting) are inconsistent with the EMC Stock Option Plan, the term and vesting provisions will be as near to those of such HPU Options as permitted under the EMC Stock Option Plan.

3.1.6 The outstanding HPU Warrants will be exchanged solely for EMC Warrants having the same terms and conditions as the HPU Warrants except that: (i) the EMC Warrants will be exercisable to purchase EMC Shares; (ii) the number of EMC Warrants that a holder of HPU Warrants will be entitled to receive shall be equal to the number of HPU Warrants of the holder being exchanged for EMC Warrants multiplied by the Exchange Rate (rounded down to the nearest whole EMC Share); and (iii) the exercise price payable on the exercise of the EMC Warrants shall be equal to the exercise price of the respective HPU Warrants being exchanged divided by the Exchange Rate (rounded up to the nearest whole cent).

ARTICLE 4
CERTIFICATES

4.1 HPU Certificates

From and after the Effective Time and provided that EMC has complied with section 4.2, HPU Certificates formerly representing HPU Shares or HPU Convertible Securities will represent and

B 51

be deemed to represent only the right to receive the consideration contemplated by this Plan of Arrangement, subject to compliance with section 4.2, 4.3 or section 4.4, as applicable.

4.2 Exchange of HPU Share Certificates

At or prior to the Effective Time, EMC will deposit with the Exchange Agent for the benefit of the HPU Shareholders, certificates representing the aggregate number of EMC Shares to be delivered to HPU Shareholders in accordance with Article 3 . An HPU Shareholder at the Effective Time will be entitled to receive the certificates representing the EMC Shares to which such holder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date upon delivery to the Exchange Agent of a duly completed Letter of Transmittal and surrender of the certificates formerly representing the HPU Shares, together with such other documents and instruments as would have been required to effect the transfer of the HPU Shares formerly represented by such certificates under the Act and the by-laws of HPU and such additional documents and instruments as the Exchange Agent or EMC may reasonably require. The Exchange Agent will register and make available or send by first class mail (postage prepaid) certificates representing EMC Shares as directed in each properly completed Letter of Transmittal.

4.3 Exchange of HPU Options

A holder of HPU Options at the Effective Time will be entitled to receive an instrument representing the EMC Options to which such holder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date upon delivery to EMC of such documents and instruments as EMC may reasonably require (which may include a duly completed Letter of Transmittal), and each and every certificate, document, agreement or other instrument, if any, formerly representing the HPU Options will be and will be deemed to be cancelled, void and of no further force and effect without any further authorization, act or formality. EMC will register and make available or send by first class mail (postage prepaid) an instrument representing EMC Options to the last address of each former holder of HPU Options as registered in the books and records of HPU.

4.4 Exchange of HPU Warrant Certificates

A holder of HPU Warrants at the Effective Time will be entitled to receive the certificates representing EMC Warrants to which such holder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date upon delivery to the Exchange Agent of a duly completed Letter of Transmittal and surrender of the certificates, documents, agreements or other instruments formerly representing the HPU Warrants, together with such other documents and instruments as the Exchange Agent or EMC may reasonably require. The Exchange Agent will register and make available or send by first class mail (postage prepaid) certificates representing EMC Warrants as directed in each properly completed Letter of Transmittal.

4.5 Distributions With Respect to Certificates Not Surrendered

B 52

No dividends or other distributions declared or made after the Effective Time with respect to EMC Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered HPU Certificate which immediately prior to the Effective Time represented outstanding HPU Shares that were transferred pursuant to section 3.1, and no consideration will be paid pursuant to section 3.1 to any such holder but rather will be delivered to the Exchange Agent and will be held in trust for such HPU Shareholder, unless and until the holder of such HPU Certificate will surrender such certificate in accordance with this Article 4. Subject to applicable laws, at the time of such surrender of any such HPU Certificate, there will be paid to the former holder of the certificates representing HPU Shares, without interest, the dividend or other distribution of EMC with a record date after the Effective Time theretofore paid on the EMC Shares and the consideration to which such holder is entitled pursuant to section 3.1

4.6 Lost Certificates

In the event any HPU Certificate which immediately prior to the Effective Time represented one or more outstanding HPU Shares or HPU Convertible Securities that were transferred pursuant to Article 3 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such HPU Certificate to be lost, stolen or destroyed and delivery of such other document as may reasonably be required by the Exchange Agent or EMC, including a bond satisfactory to EMC and HPU and their respective Exchange Agents in such sum as EMC may direct, or otherwise providing an indemnity in favour of EMC, HPU and the Exchange Agent in a manner reasonably satisfactory to EMC and HPU against any claim that may be made against EMC or HPU or the Exchange Agent with respect to the HPU Certificate alleged to have been lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed HPU Certificates, appropriate EMC Certificates and any dividends or other distributions contemplated by section 4.6 in accordance with such holder’s Letter of Transmittal.

4.7 Extinction of Rights

4.7.1 Any HPU Certificate which immediately prior to the Effective Time represented outstanding HPU Shares or HPU Convertible Securities that were transferred pursuant to Article 3, and not deposited, together with all other instruments required by section 4.2 or section 4.4, on or prior to the sixth anniversary of the Effective Date will cease to represent a claim or interest of any kind or nature as an HPU Securityholder or for the receipt of EMC securities or other consideration. On such date, the consideration to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled will be deemed to have been surrendered for no consideration to EMC, together with all entitlements to dividends, distributions and interest thereon held for such former holder.

4.7.2 None of HPU, EMC or the Exchange Agent (or any of their respective successors or assigns) or their respective officers and directors will be liable to any Person in respect of any cash or property delivered to a public official pursuant to any abandoned property, escheat or similar law.

4.8 Withholding Rights

B 53

EMC, HPU and the Exchange Agent will be entitled to deduct and withhold from any consideration payable to any holder of HPU Shares or HPU Convertible Securities pursuant to section 3.1, such amounts as EMC, HPU or the Exchange Agent determines it is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other applicable federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
RIGHTS OF DISSENT

5.1 Dissent Rights

5.1.1 Holders of HPU Shares may exercise rights of dissent in connection with the Arrangement with respect to their HPU Shares pursuant to and in the manner set forth in section 131 of the Act as modified by the Interim Order, the Final Order and this section 5.1 (the “Dissent Rights”), provided that notwithstanding subsection 131(5) of the Act, the written objection of the Arrangement Resolution referred to in subsection131(5) of the Act must be received by HPU no later than 4:00 p.m. (Toronto time) on the Business Day preceding the HPU Meeting.

5.1.2 Holders of HPU Shares who duly exercise Dissent Rights and who are ultimately entitled to be paid fair value for their HPU Shares will be deemed to have irrevocably transferred their HPU Shares to HPU pursuant to section 3.1.3, without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances and such HPU Shares thereafter will be, and will be deemed to be, immediately cancelled and, as of the Effective Time, the former holders of such HPU Shares will cease to have any rights as former holders of HPU Shares other than their right to be paid fair value for their HPU Shares.

5.1.3 HPU Shareholders who exercise, or purport to exercise, Dissent Rights, and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their HPU Shares, will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time and will receive, and be entitled to receive, only the consideration for each HPU Share on the basis set forth in Article 3.

5.2 Holders

In no circumstances will HPU, EMC or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of the HPU Shares in respect of which such Dissent Rights are sought to be exercised, or is a beneficial holder of such HPU Shares and complies with the dissent procedures set forth in section 131 of the Act as may be modified by the Interim Order.

B 54

5.3 Recognition of Dissenting Shareholders

Neither HPU, EMC nor any other Person will be required to recognize a Dissenting Shareholder as a registered or beneficial owner of HPU Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders will be deleted from the register of holders of HPU Shares maintained by or on behalf of HPU.

5.4 Dissent Right Availability

An HPU Shareholder is not entitled to exercise Dissent Rights with respect to HPU Shares if such holder votes, including by way of proxy, in favour of the Arrangement Resolution. A beneficial holder of HPU Shares is not entitled to exercise Dissent Rights with respect to HPU Shares if such beneficial holder causes the registered shareholder to vote in favour of the Arrangement Resolution.

ARTICLE 6
AMENDMENTS

6.1 Amendments

6.1.1 HPU reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved in writing by EMC, (iii) filed with the Court and, if made following the HPU Meeting, approved by the Court, and (iv) communicated to HPU Securityholders, if and as required by the Court.

6.1.2 Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by HPU at any time prior to or at the HPU Meeting (provided that EMC will have consented thereto in writing) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the HPU Meeting (other than as required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

6.1.3 Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the HPU Meeting will be effective only if (i) it is consented to in writing by each of HPU and EMC, and (ii) if required by the Court, it is consented to by the HPU Securityholders voting in the manner directed by the Court.

6.1.4 Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by EMC, provided that it concerns a matter which, in the reasonable opinion of EMC, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former HPU Securityholder.

6.2 Termination

B 55

At any time up until the time the Final Order is made, EMC and HPU may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at the HPU Meeting. In addition to the foregoing, this Plan of Arrangement will automatically and without notice, terminate immediately and be of no further force or effect, upon the termination of the Arrangement Agreement in accordance with its terms.

ARTICLE 7
FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to document or evidence any of the transactions or events set out herein.

B 56

SCHEDULE 2
FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. The arrangement (the “Arrangement”) under section 128 of the New Brunswick Business Corporations Act (the “Act”) involving High Plains Uranium, Inc. (“HPU”), the holders of common shares of HPU, the holders of HPU options to purchase common shares of HPU, the holders of HPU warrants to purchase common shares of HPU (collectively the “HPU Securityholders”) and Energy Metals Corporation (“EMC”), as more particularly described and set forth in the management information circular (the “Circular”) of HPU dated December 7, 2006 accompanying the notice of this meeting (as the Arrangement may be, or may have been, amended, modified or supplemented), is hereby authorized, approved and adopted.

2. The plan of arrangement (the “Plan of Arrangement”) involving HPU, EMC and the HPU Securityholders, the full text of which is set out as Schedule 1 to the Arrangement Agreement (as defined below) (as the Plan of Arrangement may be, or may have been, amended, modified or supplemented), is hereby authorized, approved and adopted.

3. The arrangement agreement dated November 13, 2006 between EMC and HPU, included as Appendix B to the Circular, as the same may be, or may have been, amended, modified or supplemented (the “Arrangement Agreement”), the actions of the directors of HPU in approving the Arrangement and Arrangement Agreement and the actions of the directors of HPU in executing and delivering the Arrangement Agreement and causing the performance by HPU of its obligations thereunder, are hereby confirmed, ratified, authorized and approved.

4. Notwithstanding (i) that this resolution has been passed (and the Arrangement adopted) by the HPU Securityholders in accordance with the interim order of the New Brunswick Court of Queen’s Bench (the “Court”) as more particularly described in the Circular, or (ii) that the Arrangement has been approved by the Court, the directors of HPU are hereby authorized and empowered without further notice to, or approval of, the HPU Securityholders, (A) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, in any manner not inconsistent with an applicable order of the Court, and (B) subject to the terms of the Arrangement Agreement, to determine not to proceed with the Arrangement at any time prior to the issuance of a certificate of arrangement giving effect to the Arrangement.

5. Any one officer or director of HPU is hereby authorized and directed for and on behalf of HPU to execute, under the seal of HPU or otherwise, and to deliver for filing to the Director under the Act in accordance with the Arrangement Agreement, the articles of arrangement and such other documents as are necessary or desirable to be filed with the Director in accordance with, and where required by, the provisions of section 129 of the Act.

6. Any one officer or director of HPU is hereby authorized and directed for and on behalf of HPU to execute or cause to be executed, under the seal of HPU or otherwise, and to deliver or

B 57

cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B 58

APPENDIX“C”-NOTICE OF APPLICATION

- C -

Cause No: S/M/72 /06

Numéro de Cause: ___________

TRIAL DIVISION

JUDICIAL DISTRICT OF SAINT JOHN

In the matter of a proposed arrangement concerning High Plains Uranium Inc., and its shareholders and option holders and warrant holders pursuant to the *Business Corporations Act*, RSNB 1973 c.B-9.1 as amended

BETWEEN:

HIGH PLAINS URANIUM, INC.

Applicant

- and -

ENERGY METALS CORPORATION

Respondent

NOTICE OF APPLICATION (FORM 16D)

TO: Energy Metals Corporation

AND TO: The Director Appointed Pursuant to s.184 of the *Business Corporations Act*

LEGAL PROCEEDINGS HAVE BEEN COMMENCED BY FILING THIS NOTICE OF APPLICATION.

The applicant will make an

COUR DU BANC DE LA REINE DU NOUVEAU-BRUNSWICK

DIVISION DE PREMIERE INSTANCE

CIRCONSCRIPTION JUDICIAIRE DE

ENTRE:

requérant(s)

- et -

intimé(s)

AVIS DE REQUETE (FORMULE 16D)

DESTINATAIRE:

PAR LE DEPOT DU PRESENT AVIS DE REQUETE, UNE POURSUITE JUDICIAIRE A ETE ENGAGEE.

Le requérant présentera une

SMSS\\561190.2

application before the Court at 110 Charlotte Street, Saint John, New Brunswick on the 11th day of January, 2007 at 12:30 ~~a.m.~~/p.m. for an order as set out hereunder. If you wish to oppose this application you must appear at the hearing of the application at the place, date and time stated, either in person or by a New Brunswick lawyer acting on your behalf.

If you intend to appear on the hearing of the application and wish to present to the Court at that time affidavit or other documentary evidence to support your position, you must serve a copy of such evidence on the applicant or its lawyer and, with proof of such service, file it in this Court Office prior to the hearing of the application.

If you fail to appear on the hearing of the application AN ORDER WHICH MAY AFFECT YOU MAY BE MADE IN YOUR ABSENCE.

You are advised that:

(a) you are entitled to issue documents and present evidence in the proceeding in English or French or both;

(b) the applicant intends to proceed in the English language; and

(c) if you require the services of an interpreter at the hearing you must advise the clerk at least 7 days before the hearing.

requête à la Cour à , le 19 à h en vue d'obtenir l'ordonnance décrite ci-dessous.

Si vous désirez contester cette requête, vous devrez comparaître à l'audition de la requête aux lieu, date et heure indiqués, soit en personne ou par l'intermédiaire d'un avocat du Nouveau-Brunswick chargé de vous représenter.

Si vous prévoyez comparaître à l'audition de la requête et désirez présenter à la Cour un affidavit ou une autre preuve littérale en votre faveur, vous devrez signifier copie de cette preuve au requérant ou à son avocat et la déposer, avec une preuve de sa signification, au greffe de cette Cour avant l'audition de la requête.

Si vous ne comparaissez pas à l'audition de la requête, UNE ORDONNANCE POUVANT VOUS CONCERNER POURRA ETRE RENDUE EN VOTRE ABSENCE.

Sachez que:

(a) vous avez le droit dans la présente instance, d'émettre des documents et de présenter votre preuve en français, en anglais ou dans les deux langues;

(b) le requérant a l'intention d'utiliser la langue anglaise; et

(c) si vous avez besoin des services d'un interprète à l'audience, vous devez en aviser le greffier au moins 7 jours avant l'audience.

SMSS\\561190.2

- 2 -

THIS NOTICE is signed and sealed for the Court of Queen's Bench by G.S. Theriault, Clerk of the Court at Saint John, on the 1st day of December, 2006.

CLERK
110 Charlotte Street, PO Box 5001
Saint John, New Brunswick E2L 4Y9

CET AVIS est signé et scellé au nom de la Cour du Banc de la Reine par , greffier de la Cour à Saint John, ce , 2000.

GREFFIER
110 Charlotte Street
Saint John, New Brunswick

COURT OF QUEEN'S BENCH · NEW BRUNSWICK · COUR DU BANC DE LA REINE · NOUVEAU-BRUNSWICK

APPLICATION

On the hearing of this application, the Applicant intends to apply for an order pursuant to the provisions of the *Business Corporations Act* RSNB, 1973 c.B-9.1 as amended (the "NBBCA"), approving an arrangement whereby the issued and outstanding common shares, options and warrants of the Applicant will be exchanged for common shares, options and warrants, respectively, of Energy Metals Corporation (the "Arrangement").

1. The Applicant is a body corporate incorporated under the laws of the province of New Brunswick on February 8, 2005 and is a corporation to which the provisions of the NBBCA apply.

2. The Respondent Energy Metals Corporation is incorporated under the laws of the Province of British Columbia.

3. The Applicant has its registered office at 10th Floor, Brunswick House, 44 Chipman Hill, Saint John, New Brunswick, E2L 4S6.

4. The grounds to be argued in respect of the application are that the Arrangement is fair and reasonable and is in the best interests of the Applicant and its shareholders and holders of options and warrants exercisable or convertible for shares of the Applicant and that it is not practicable to effect the fundamental change desired by the Applicant under any other provision of the NBBCA. The Applicant intends to rely upon:

    (a) Section 128 of the NBBCA

5. The documentary evidence to be used at the hearing of the application is:

    (a) The affidavit of Thomas H. Parker, sworn to herein the 30th day of November, 2006.

    (b) Proof of compliance with the terms of any interim order which may be made by this Honourable Court pursuant to the provisions of the NBBCA and/or Rule 38.09 of the Rules of Court.

SMSS\\561190.2

- 3 -

(c) Proof of satisfaction of any preconditions to the Arrangement becoming effective which may be stipulated in any management information circular distributed to the shareholders of the Applicant.

DATED at Saint John, New Brunswick, this 1st day of December, 2006.

STEWART McKELVEY
Solicitors for the Applicant

Per: ....
Stephen J. Hutchison

Stewart McKelvey
Barristers & Solicitors
P. O. Box 7289, Station "A"
44 Chipman Hill, Suite 1000
Saint John, NB E2L 4S6

Telephone:	506- 632-2784
Facsimile:	506- 652-1989

SMSS\\561190.2

4

(This page intentionally left blank)

APPENDIX “D” - INTERIM ORDER

- D -

S/M/72/06

TRIAL DIVISION

JUDICIAL DISTRICT OF SAINT JOHN

IN THE MATTER OF A PROPOSED ARRANGEMENT CONCERNING HIGH PLAINS URANIUM, INC. AND ITS SECURITYHOLDERS PURSUANT TO THE BUSINESS CORPORATIONS ACT, R.S.N.B. 1973, c.B-9.1 AS AMENDED

BETWEEN:

COURT OF QUEEN'S BENCH CLERK / SAINT JOHN
REC'D DEC 5 2006 FILED

HIGH PLAINS URANIUM, INC.

Applicant

- and -

ENERGY METALS CORPORATION

Respondent

INTERIM ORDER

UPON READING:

- the Notice of Application dated the 1st day of December, 2006;
- the affidavit of Thomas H. Parker sworn to in support thereof on the 30th day of November, 2006;
- the consent of the Respondent, Energy Metals Corporation;

AND UPON BEING SATISFIED that the Director appointed pursuant to s.184 of the *Business Corporations Act* R.S.N.B. 1973, c. B-9.1 (the "NBBCA") has been given timely notice of the Applicant's motion for this Interim Order and, based upon a Notice transmitted by telecopier on December 4, 2006 from Charles McAllister, Director under the *Business Corporations Act* (the "Director"), that the Director does not object to the issuance of this Interim Order and does not wish to appear or be heard on the Applicant's motion for this Interim Order;

AND UPON HEARING Stephen J. Hutchison and C. Paul W. Smith, counsel for the Applicant;

SMSS\\561171.6

- 2 -

AND UNDER THE AUTHORITY of s. 128(4) of the NBBCA;

AND IN CONNECTION WITH AN APPLICATION made by High Plains Uranium, Inc. by Notice of Application herein dated the 1st day of December, 2006, FOR A FINAL ORDER TO BE HEARD before the Court at 110 Charlotte Street, Saint John, New Brunswick, on the 11 day of January, 2007 at 1230 ~~a.m.~~/p.m. ATLANTIC STANDARD TIME

IT IS HEREBY ORDERED THAT:

SPECIAL MEETING

1. High Plains Uranium, Inc. ("HPU") shall call, hold and conduct a special meeting on January 9, 2007 (the "Meeting") of the holders of its common shares (the "HPU Shares" and the holders thereof are referred to in this interim order as the "HPU Shareholders") and the holders of its outstanding options and warrants convertible or exercisable for HPU Shares (collectively, the "Convertible Securities" and the holders thereof are referred to in this interim order as the "HPU Convertible Securityholders") to, among other things, consider and if deemed advisable, to pass, with or without variation, voting together as a single class, the special resolution (the "HPU Arrangement Resolution") to approve the arrangement (the "Arrangement") substantially in the form set forth in the Plan of Arrangement, which is attached as Exhibit I to the draft Management Proxy Circular of HPU (the "Circular") which draft Management Proxy Circular is Exhibit "A" to the affidavit of Thomas H. Parker, sworn to on the 30th day of November, 2006 in support of the Notice of Application.

2. When used in this interim order, the "HPU Securityholders" means, collectively, the HPU Shareholders and the HPU Convertible Securityholders.

3. The Meeting shall be called, held and conducted in accordance with the notice of Meeting (the "Notice") forming part of the Circular, the NBBCA, the articles and by-laws of HPU, the terms of this Interim Order, and any further Order of this Honourable Court.

AMENDMENTS

4. HPU is authorized to make such amendments, revisions or supplements to the Arrangement as it may determine without any additional notice of such changes to HPU Securityholders and the Arrangement as so amended, revised or supplemented, shall be the Arrangement to be submitted to the Meeting and the subject of the HPU Arrangement Resolution.

ADJOURNMENTS, POSTPONEMENTS

5. HPU, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of HPU Securityholders respecting the adjournment or postponement thereof.

SMSS\\561171.6

- 3 -

RECORD DATE

6. This Court orders that in accordance with section 86(2) of the NBBCA, the record date for determining registered HPU Securityholders entitled to receive the Notice of Meeting, the Notice of Application, the Circular, the form of proxy and the Letter of Transmittal (collectively, the "Meeting Materials") shall be the close of business on December 8, 2006 (the "Record Date").

NOTICE OF MEETING

7. The Meeting Materials with such amendments, additional communications or documents as counsel for HPU may advise are necessary or desirable, provided such amendments, communications or documents are not inconsistent with this Interim Order, shall be disseminated, distributed, sent or given to HPU Securityholders, the directors of HPU and the auditors of HPU by one or more of the following methods not more than 50 days and not less than 21 days prior to the date of the Meeting:

(1) to HPU Securityholders:

(a) by prepaid ordinary mail, addressed to each HPU Securityholder at his, her or its address, as shown on the security registers in the case of registered HPU Shareholders, or other records of HPU, as at the Record Date;

(b) by delivery, in person or by courier service, to the addresses specified in paragraph 7(1)(a) above;

(c) by facsimile transmission to any registered HPU Securityholders who request such facsimile transmission, and if required by HPU, is prepared to pay the charges for such facsimile transmission; or

(d) in the case of non-registered HPU Shareholders, by providing multiple copies of the Meeting Materials to intermediaries and registered nominees to facilitate the broad distribution of the Meeting Materials to non-registered HPU Shareholders; and

(2) by courier or delivery in person to the directors and auditors of HPU,

and that compliance with this paragraph shall constitute good and sufficient notice of the Meeting. The accidental omission to give notice of the Meeting, or the non-receipt of such notice, shall not invalidate any resolution passed or proceedings taken at the Meeting.

DEEMED RECEIPT OF NOTICE

8. The Meeting Materials shall be deemed, for the purposes of this Interim Order and the Application, to have been received:

(a) in the case of mailing, three (3) days after delivery thereof to the post office;

SMSS\\561171.6

- 4 -

(b) in the case of delivery in person, upon receipt thereof by the intended addressee or, in the case of delivery by courier, one (1) Business Day after receipt by the courier; and

(c) in the case of facsimile transmission, upon the transmission thereof.

QUORUM AND VOTING

9. The Meeting shall be a meeting of the HPU Securityholders voting together as a single class and votes shall be taken at the Meeting on the basis of one (1) vote for each HPU Share and one (1) vote for each HPU Share that is issuable upon the conversion or exercise of a Convertible Security (on an as-if-exercised basis) on the HPU Arrangement Resolution and that, subject to further Order of this Court, the vote required to pass the HPU Arrangement Resolution shall be (i) the affirmative vote of not less than 66 2/3% of the votes cast thereon (for this purpose any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast) by the HPU Securityholders (on an as-if-exercised basis, as applicable), voting together, and (ii) the affirmative vote of not less than 50% of the votes cast thereon (for this purpose any spoiled votes, ineligible votes, defective votes and abstentions shall be deemed not to be votes cast) by the HPU Shareholders;

10. Not less than one person present in person or represented by proxy, representing in the aggregate not less than 10% of the outstanding HPU Shares entitled to vote at the Meeting, shall constitute a quorum for the Meeting and any adjournments or postponements thereof.

11. The only persons entitled to vote in respect of the HPU Arrangement Resolution shall be the registered HPU Shareholders and HPU Convertible Securityholders (on an as-if-exercised basis) as at the close of business on December 8, 2006, subject to the provisions of the NBBCA with respect to persons who become registered HPU Shareholders after that date.

MATTERS OTHER THAN THE HPU ARRANGEMENT RESOLUTION

12. With respect to all matters other than the HPU Arrangement Resolution, the meeting shall be conducted in the manner provided by the NBBCA, the articles of HPU and the by-laws of HPU.

DISSENT RIGHTS

13. HPU Shareholders shall be accorded rights of dissent and appraisal with respect to the HPU Arrangement Resolution pursuant to section 131 of the NBBCA (except as that section is varied by this paragraph 13), and to seek fair value for their HPU Shares, provided that registered holders of any HPU Shares who wish to dissent in respect of the HPU Arrangement Resolution shall send their written dissent notice to High Plains Uranium, Inc., 44 Chipman Hill, 10th Floor, Saint John, New Brunswick E2L 2A9, prior to 4:00 p.m. Toronto, Ontario time on the Business Day preceding the Meeting, and otherwise strictly comply with the requirements of section 131 of the NBBCA (except as that section is varied by this paragraph 13). The filing of a dissent notice does not deprive a HPU Shareholder of the right to vote at the Meeting; however, a HPU Shareholder who

SMSS\\561171.6

- 5 -

has submitted a dissent notice and who votes in favour of the HPU Arrangement Resolution shall no longer be considered a dissenting shareholder. Except as varied by this paragraph 13, the procedure to be followed in connection with any exercise of dissent rights by HPU Shareholders shall be as set forth in section 131 of the NBBCA. HPU Shareholders who duly exercise their dissent rights and who:

(a) are ultimately determined to be entitled to be paid fair value for their HPU Shares shall be deemed to have transferred their HPU Shares to HPU immediately prior to the effective time of the Arrangement, to the extent the fair value therefor is paid by HPU, and such HPU Shares shall be cancelled as of the effective time of the Arrangement; or

For the purpose of any proceedings involving any dissenting registered holders of HPU Shares who seek fair value for their HPU Shares:

(a) the "court" referred to in section 131 of the NBBCA means this Court;

(b) the dissenting registered holders of HPU Shares shall provide HPU with written notice demanding payment of the fair value of the HPU Shares, which notice is required by section 131(7) of the NBBCA; and

(a) the dissenting registered holders of HPU Shares shall send the certificates for their HPU Shares to HPU, which certificates must be delivered as required by section 131(8) of the NBBCA.

SANCTION HEARING AND SERVICE OF COURT MATERIALS

14. Upon approval by the HPU Securityholders of the Arrangement in the manner set forth in this Interim Order, HPU may apply to this Court for approval of the Arrangement and service of the Meeting Materials, in accordance with paragraph 7 of this Interim Order, shall constitute good and sufficient service of such Notice of Application and no other form of service need be made and no other material need be served on such persons in respect of these proceedings except as required under paragraph 7 of this Interim Order.

15. Any HPU Securityholder desiring to appear and make submissions in the within application at the hearing for a final order is required to appear at the said hearing in person or by a New Brunswick lawyer and may present affidavit or other documentary evidence provided a copy of such evidence is served upon HPU or its lawyer, Stephen J. Hutchison, Stewart McKelvey, 44 Chipman Hill, 10th Floor, P.O. Box 7289 Station "A", Saint John, New Brunswick E2L 4S6, at least four days prior to the date set for the hearing of the final order and proof of such service is filed with the Clerk of The Court of Queen's Bench, judicial district of Saint John, 110 Charlotte Street, Saint John, New Brunswick prior to the hearing.

SMSS\\561171.6

- 6 -

16. In the event that the hearing of the application for final approval of the Arrangement is postponed, other than the Director, should he wish to be heard, only those persons who have appeared at the initial application for the final order or have filed notice with the Court pursuant to this Interim Order will be entitled to notice of the adjourned date.

PRECEDENCE

17. To the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order, between this Interim Order and the terms of any instrument creating, governing or collateral to the HPU Shares or the articles or by-laws of HPU, this Interim Order shall govern.

EXTRA-TERRITORIAL ASSISTANCE

18. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or the United Kingdom to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

VARIANCE

19. HPU shall be entitled, at any time, to seek leave to vary this Interim Order.

DATED at Saint John, New Brunswick, this 5th day of December, 2006.

H. H. McLellan
Justice of the Court of Queen's Bench of
New Brunswick

SMSS\\561171.6

(This page intentionally left blank)

APPENDIX “E” – INFORMATION CONCERNING ENERGY METALS CORPORATION

- E -

INFORMATION CONCERNING
ENERGY METALS CORPORATION (“EMC”)

TRANSFER AGENT AND REGISTRARS	72
MATERIAL CONTRACTS	72
INTERESTS OF EXPERTS	73
OTHER MATERIAL FACTS	73
ADDITIONAL INFORMATION	73

ANNEX A

INFORMATION CONCERNING ENERGY METALS CORPORATION (“EMC”)

PRELIMINARY NOTES

Documents Incorporated By Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from EMC’s head office at Suite 1238 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 (telephone: (604) 684-9077) or by accessing the disclosure documents available through the internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) which can be accessed at www.sedar.com.

The following documents of EMC are specifically incorporated by reference in this Information Circular:

(a)	Moore Ranch Uranium Project, Campbell County, Wyoming, USA, 43-101 Mineral Resource Report, dated June 27, 2006, prepared by Douglas Beahm, PE, PG.

(b)	Summary Report, Antelope Uranium Project, Fremont and Sweetwater Counties, Wyoming, USA, dated January 14, 2005, prepared by Benjamin Ainsworth, P.Eng.

(c)	Technical Report of the Aurora Uranium Project, Malheur County, Oregon, dated September 30, 2005, prepared by Gregory Myers Ph.D.

(d)	Technical Report on the Palangana and Hobson Uranium In-Situ Leach Project, Duval and Karnes Counties, Texas, dated November 10, 2005, prepared by Robert E. Blackstone, P.G.

(e)	Technical Report on the Hosta Butte Property, McKinley County, New Mexico, dated April 18, 2006, prepared by Gregory Myers, Ph.D.

(f)	Technical Report of the Section 19 and 29 Portions of the Crownpoint Property, McKinley County, New Mexico, dated April 7, 2006, prepared by Gregory Myers, Ph.D.

(g)	Technical Report of the Section 24 Portion of the Crownpoint Property, McKinley County, New Mexico, dated March 2, 2006, prepared by Gregory Myers, Ph.D.

(h)	Red Rim Project, Sweetwater County, Wyoming, USA, 43-101 Mineral Resource Report, dated June 14, 2006, prepared by Douglas Beahm, PE, PG.

(i)	Peterson Uranium Project, Converse County, Wyoming, USA, 43-101 Mineral Resource Report, dated June 27, 2006, prepared by Douglas Beahm, PE, PG.

(j)	Jab Uranium Project, Sweetwater County, Wyoming, USA, 43-101 Mineral Resource Report, dated July 14, 2006, prepared by Douglas Beahm, PE, PG.

(k)

Consolidated audited financial statements and the balance sheets of EMC as at June 30, 2006 and 2005 and the statements of operations and deficit and cash flows for the years ended June 20, 2006, 2005 and 2004.

(l)	EMC Management Discussion and Analysis for the year ended June 30, 2006;

(m)	Consolidated interim financial statements for the period ended September 30, 2006.

(n)	EMC Management Discussion and Analysis for the interim period ended September 30, 2006

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource estimates reported herein are made in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below). Estimates of uranium and gold resources were prepared by or under the supervision of the qualified persons who are identified in this document and other public filings.

EMC reports its reserves and resources in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For U.S. reporting purposes, Industry Guide 7 under the Securities Exchange Act of 1934 (as interpreted by the Staff of the US Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve. Accordingly, for US reporting purposes all mineral resources must be considered as mineralized material.

Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resources. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be upgraded to mineral reserves through continued exploration.

Currency

All dollar amounts in this portion of the Information Circular are expressed in Canadian dollars unless otherwise indicated.

CORPORATE STRUCTURE

Name, Address and Incorporation

EMC was incorporated in British Columbia on July 9, 1987 under the name Wedgewood Resources Ltd. EMC changed its name to Clan Resources Ltd. on December 18, 1998. On December 3, 2004 EMC transitioned under the Business Corporations Act (British Columbia), removed the pre-existing company provisions and increased its authorized capital to an unlimited number of common shares without par value. On December 17, EMC changed its name to its current name. EMC’s principal executive office is located Address: #1238 - 200 Granville Street, Vancouver, B.C. Canada and its registered and records office is 1200 – 750 West Pender Street, Vancouver, British Columbia, Canada. EMC’s telephone number is (604) 684-9007.

Intercorporate Relationships

The following chart illustrates the corporate structure of EMC and its material subsidiaries, the jurisdictions of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties.

EMC
British Columbia Corporation
100%
Standard
British Columbia Corporation
100%
Southwest Uranium Inc.
British Columbia Corporation
100%
Quincy Energy Corp
Nevada Corporation
100%
Golden Predator Mines Inc.
British Columbia Corporation
100%
EMC (US)
Nevada Corporation
100%
Western Fuels Inc.
Nevada Corporation
100%
Clearwater Resources Inc.
Arizona Corporation
100%
Southwest Uranium Inc. (US)
Nevada Corporation
100%
Atlas Database Corp.
Nevada Corporation
100%
Golden Predator Mines Inc. (US)
Nevada Corporation
100%
Springer Mining Company
Nevada Corporation
100%
URN Resources Inc.
Nevada Corporation
99%
URN South Texas Project Ltd.
Texas Corporation
99%
South Texas Mining Venture, LLP
Texas Corporation
99%
URN Texas GP, LLP
Texas Corporation
1%

GENERAL DEVELOPMENT OF THE BUSINESS

History

EMC is a Canadian based resource company in the business of acquiring, exploring and developing uranium mineral properties. All of EMC interests are located in the United States except for one property located in Canada. EMC has acquired a significant inventory of previously explored and developed uranium properties with historical resources in the more politically favorable and mining-friendly jurisdictions in the United States and Canada. The land holdings of EMC are listed below:

State	Claim Acres	Lease Acres	Total Acres

Arizona	5,900	1,900	7,800
Colorado	22,860	2,715	25,575
New Mexico	0	25,832	25,832
Nevada	2,440	0	2,440
Oregon	360	0	360
South Dakota	0	2,300	2,300
Texas	0	6,208	6,208
Utah	8,000	10,400	18,400
Wyoming	65,960	75,256	141,216
Ontario	3,159	0	3,159
Total	108,679	124,611	233,290

EMC has acquired extensive databases including geological reports, maps and drill logs on most of its properties, and is compiling the technical information contained in these databases for each of its properties.

Three Year History

EMC is a Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. EMC has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. EMC is also actively advancing other uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

EMC’s management believes that the development of uranium properties presents an opportunity for the following reasons:

•	Increased worldwide energy demand;
•	Increased demand for nuclear energy as a “clean energy” alternative;
•	Uranium Demand/Supply Imbalance, resulting in higher uranium prices; and
•	Potential for increased demand from developing countries as they construct new nuclear power plants or enhance existing ones.

In mid 2003 the price of uranium began to rise from historic lows and reached US$14 per pound by years’ end. At that time EMC’s management began to aggressively acquire previously explored and developed uranium properties in politically favourable and mining friendly jurisdictions within the United States. The price of uranium continued to increase during 2004 to US$21 per pound, and this trend has continued, with the uranium price reaching US$62 per pound in November, 2006.

Between July 2004 and September 2005 EMC announced the acquisition of 22 extensively drilled uranium properties and disclosed historical resource estimates, all calculated prior to the implementation of NI 43-101.

EMC has acquired extensive databases including geological reports, maps and drill logs on most of its properties, and is compiling the technical information contained in these databases for each of its properties.

In furtherance of its strategy to acquire technical information compiled by prior operators, EMC has adopted a strategy of identifying significant properties that have historical resources and engaging qualified persons to review the historical resources in the context of NI 43-101.

EMC’s long-term growth strategy is to develop uranium properties amenable to In-Situ-Leach (“ISL”) mining. ISL mining is considered to be very cost-effective, and one of the safest and most environmentally friendly uranium mining methods.

In furtherance of this objective, in November 2005 EMC announced an Arrangement Agreement with Standard Uranium Inc. (“Standard”) to enter into a business combination (the “Standard Plan of Arrangement”) whereby EMC acquired all of the shares of Standard. The acquisition of Standard provided EMC the opportunity for near term uranium oxide production with the acquisition of the Hobson Plant and the Palangana property.

Also in November 2005, EMC announced an agreement with Quincy Energy Corp. (“Quincy”) to enter into an Agreement and Plan of Merger (the “Quincy Plan of Merger”) whereby EMC acquired all of the shares of Quincy. Some of the initial benefits realized from the Quincy Plan of Merger are:

•	an option to earn up to 80 % of 13 million pounds of uranium as indicated in a historic resource on the Hosta Butte property in New Mexico.

•	an option to earn up to 80% of pounds of 25 million pounds of uranium as indicated in a historic resource on the Crownpoint property in New Mexico.

•

direction and control of the Aurora uranium property in Oregon with a 43-101 compliant indicated resource estimate of 17.69 million tons at an average grade of 0.0518% eU3 O8 or 18.3 million pounds of U3 O8 using a 0.03% eU3 O8 cutoff. EMC plans to include scoping study of an open pit operation with heap leach in Nevada.

•

direction and control of the Horse Creek property in Wyoming, drilled by Exxon and Union Carbide in the 1970s, containing known uranium mineralization adjacent to EMC’s property in Natrona County with an historic resource of approximately 9 million pounds of uranium at a grade of 0.056% U3 O8 with a drill-cut off of 0.04%.

•	direction and control of the Rose property in Arizona.

•	Other uranium assets include the Hanson Creek, Colorado property and several breccia pipes in Arizona, including the4 1/2 Pipe

•	$6,000,000.00 CAD in Quincy treasury.

Information concerning the Standard Plan of Arrangement and the Quincy Plan of Merger is provided hereunder in the section entitled “Significant Acquisitions”.

Between September 2004 and June 2006, EMC raised net proceeds through a series of equity financings in the amount of $89,081,884, being gross proceeds of $91,976,969, less share issue costs of $2,895,085.

Significant Acquisitions

Acquisition of Standard Uranium Inc.(“Standard”)

Standard was a junior mining company involved in the acquisition and development of historically identified uranium projects in countries with favourable geology and mining environments. In the past three years, Standard acquired uranium projects in Arizona, Wyoming and Colorado. In January 2006, Standard acquired La Palangana Property, the Hobson Plant and the associated satellite mining facilities and a Texas uranium geological database.

Effective March 10, 2006, EMC completed the acquisition of all of the issued and outstanding shares of Standard by way of the Standard Plan of Arrangement under the laws of British Columbia. In order to complete the transaction, Standard was required to obtain shareholder approval and court approval, which were both obtained on March 10, 2006. Pursuant to the Standard Plan of Arrangement, EMC issued 10,166,672 common shares in exchange for all of the issued and outstanding common shares of Standard.

In addition, EMC exchanged all of the outstanding employee stock options of Standard for employee stock options of EMC with appropriate adjustments to the exercise price and number of shares issuable on exercise.

As a result of the Standard Plan of Arrangement, the shares of Standard were de-listed from the TSX Venture Exchange. The new board of directors of Standard consists of Paul Matysek, William M. Sheriff and James G. G. Watt.

Effective June 19, 2006 Standard was granted an order terminating its reporting status in the Province of British Columbia and effective June 26, 2006 it was granted an order terminating its reporting status in the Province of Alberta, and accordingly Standard is no longer a reporting company in any jurisdiction of Canada.

The acquisition of Standard, including Standard’s 99% interest in the joint venture with Everest Exploration Inc., allowed EMC to proceed towards establishing a uranium processing facility in south Texas as part of its objective of becoming an ISL uranium producer. The Everest joint venture will provide EMC with access to the facilities and expertise necessary to permit EMC to move from a resource development company to a uranium producer. Through Standard’s 99% ownership in the joint venture, EMC plans to use the Hobson plant, an existing recovery facility located near Hobson, Texas, to produce uranium oxide product from ISL solution recovered from La Palangana property located in Duval County, Texas. The joint venture company, South Texas Mining Venture, owns the Hobson plant, as well as Palangana mining leases and an extensive Texas uranium exploration database.

EMC Loan to Standard

EMC advanced to Standard a total of US$6,000,000, which included the balance of the funds necessary to close the acquisition of the Everest Assets, pursuant to a loan agreement dated January 6, 2006. The loan was evidenced by way of secured convertible debenture issued by Standard to EMC. Upon completion of the Standard Plan of Arrangement, the loan became an intercorporate loan and was deemed consolidated. The security taken against assets of the Everest joint venture remains in place.

Acquisition of Quincy Energy Corp. (“Quincy”)

On July 10, 2006 EMC completed the Quincy Plan of Merger and Quincy became a wholly-owned subsidiary of EMC.

Pursuant to the Quincy Plan of Merger, each share of Quincy was converted into 0.20 shares of common stock of EMC rounded up to the nearest whole share of EMC, including outstanding stock options and share purchase warrants.

As of July 10, 2006, the common stock of EMC was deemed to be registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-3 thereunder. As of this date, EMC became subject to the reporting requirements of the Exchange Act of 1934 and will file reports and other information with the United States Securities and Exchange Commission as a successor registrant to Quincy in accordance with the Exchange Act of 1934.

On July 13, 2006 Quincy filed a notice with the U.S. Securities and Exchange Commission (SEC) that they intended to terminate its U.S. reporting status. The termination of reporting status took effect 90 days after filing of the notice.

Effective July 28, 2006 Quincy was granted an order terminating its reporting status in the Provinces of Alberta, British Columbia and Ontario, and accordingly is no longer a reporting company in any jurisdiction of Canada.

The shares of Quincy have been delisted from the TSX Venture Exchange and quotation on the OTC Bulletin Board has been terminated.

Proposed Acquisition of High Plains Uranium, Inc.(“High Plains”)

EMC entered into a letter of intent dated August 15, 2006 with High Plains. The letter of intent contemplates that EMC and High Plains will complete a business combination by way of share exchange at a deemed value of CAD$1.15 per High Plains common share, provided that the number of High Plains common shares in exchange for each EMC common share shall not be less than 4.5 or greater than 6.2 High Plains common shares. For purposes of calculating the Share Exchange Ratio, EMC's common shares will be attributed a value equal to the volume-weighted average trading price on the 20 trading days prior to the close of the Business Combination. It is expected that the Business Combination will occur by way of a take-over bid, plan of arrangement or amalgamation subject to review of tax, accounting, corporate and US and Canadian securities law issues. Assuming satisfactory completion of a 40-day mutual due diligence period commencing

August 15, 2006, the Business Combination will be subject to completion of a definitive agreement, receipt of regulatory approval and, if applicable, shareholder approval of EMC and High Plains.

Assuming a successful business combination, the resulting issuer will have increased its Wyoming property position from over 105,000 acres to in excess of 165,000 acres. The Texas acreage held by HPU will more than double EMC’s existing position from just under 10,000 acres to 20,000 acres. The High Plains project portfolio includes property positions covering known areas of uranium mineralization in all four of the principal uranium basins in Wyoming, including 2 properties in the Gas Hills, 5 properties in the Great Divide Basin, 1 property in the Shirley Basin as well as 6 properties in the only currently producing basin in the state, the Powder River Basin. The combined entity will have consolidated its property holdings in the Southern Powder River Basin while significantly adding to its position within the Northern Powder River Basin of Wyoming.

EMC Loan to HPU

EMC purchased an $8,000,000 convertible debenture in High Plains in August 2006. The convertible debenture is not transferable, has a 36 month term and pays interest semi-annually. Interest is set at 5.00% per annum for the first six months after the issue date and WSJ Prime Rate = 3% thereafter. Interest is payable in cash or common shares of High Plains, at its option (based on the 20-day volume weighted average trading price of High Plain’s common shares) in respect of the first six months of the term and thereafter in cash. The debenture is convertible at the option of EMC at any time six months after the issue date, and in certain other circumstances upon a change of control of High Plains, at a conversion price of $0.93 per High Plains common share. High Plains does not have the right to repay the principal amount before the maturity of the Debenture. At any time 12 months after the issue date, EMC has the right, on 60 days notice to High Plains, to call the principal amount outstanding on the debenture as well as any accrued and unpaid interest. The obligations of High Plains under the debenture are secured against the assets of High Plains and its U.S. operating subsidiary.

Acquisition of Springer Mining Company (“Springer”)

EMC entered into a letter of intent dated September 28, 2006 with General Electric Company, to purchase Springer Mining Company (“Springer”) from General Electric Company in consideration for US$4,500,000. On November 22, 2006, EMC’s wholly owned subsidiary, Golden Predator Mines US Inc. (“Golden Predator US”) completed the acquisition of Springer in consideration for US$4,500,000 pursuant to a stock purchase agreement (the “Springer Stock Purchase Agreement”) between Golden Predator US and General Electric Company.

The principal assets of Springer include:

  The Springer Tungsten Mine infrastructure consisting of dual hoists, modern headframe, fully stocked warehouse, machine shop, rolling stock and underground equipment
  1,000 tpd gravity flotation mill located in Pershing County, Nevada, with existing tungsten, molybdenum and sulfide circuit, together with an unallocated ball mill, float tanks and concentration tables

The Springer Tungsten Mine and Mill are not operating and are currently on care and maintenance.

The Springer Tungsten Mine is located on 2,960 acres of fee lands in Pershing County, Nevada. There are no material mineral reserves or resources remaining on the property and no value was attributed to the property under the Springer Stock Purchase Agreement.

In addition to the payment of the US$4,500,000 purchase price, EMC has agreed to carry out reclamation work on approximately 50 mine openings on Springer’s properties.

DESCRIPTION OF BUSINESS

General

Uranium Mineral Properties of EMC

Hobson Plant

South Texas Mining Venture, LLP is the 100% owner of the Hobson Plant site that covers 7.286 acres. The Hobson Plant is on standby and is currently licensed for operation. The administrative component of the Radioactive Material License (RML No. L03626) is current through December 31, 2006. The Hobson waste disposal well (WDW) site (WDW-168) is located on non-contiguous property approximately 0.75 miles northwest of the Hobson plant site. The WDW is connected to the plant site via an easement of approximately 1.25 miles.

The Hobson Plant – Location and Access

The Hobson Plant is located one mile south of the small town of Hobson in Karnes County, Texas, along Farm Road 81. The nearest substantial towns are Karnes City (population 3,500) seven miles southeast of Hobson, and Kenedy (population also 3,500) five miles southeast of Karnes City. Corpus Christi is 97 miles southeast and San Antonio is 40 miles northeast of Hobson. Access to the plant is excellent with Hobson, Karnes City and Kenedy all lying along U.S. Highway 181, which connects San Antonio with Corpus Christi; Interstate Highway 37, also connecting San Antonio and Corpus Christi, parallels U.S. 181, 13 to 30 miles to the west.

The Hobson Plant – History

Construction of the Hobson Plant followed Everest's acquisition of a uranium minerals lease on property located in Karnes County near Hobson, Texas, in 1977. The Hobson Plant was constructed in 1978 and commercial yellowcake production began in 1979. Uranium extraction from the nearby Moczygemba deposit continued into 1981; aquifer restoration was initiated in February 1982 and completed in 1985 (Stover report).

The long term benefit of the Hobson Plant was the availability of an ion exchange resin processing plant capable of producing approximately +500,000 pounds of dried U3O8 yellowcake per year located in the South Texas Uranium Belt.

Everest leveraged their Hobson facility into later uranium projects, including Las Palmas (Hebbronville, Texas), Mt. Lucas (Live Oak County, Texas), and Tex-1 (Karnes County, Texas), through the implementation of the "satellite" facility concept. This production strategy minimized uranium production costs by development of ISL mines within economic haulage distance of the central Hobson Plant. The remote (or satellite) locations contain only the wellfields, ion exchange resin adsorption vessels, and the wellfield waste water disposal systems. The uranium loaded ion exchange resin was trucked to the central plant for further processing through uranium recovery, precipitation, drying and packaging.

In 1980, following completion of the Moczygemba ISL mine, and with limited financial resources, the decision was made to operate the next project, Las Palmas, 75 miles south of Hobson, as a satellite to the Hobson project rather than to relocate the processing plant. This economically driven choice proved to be a benchmark decision that demonstrated the economic feasibility of long distance satellite operations for uranium ISL projects. The satellite or remote ion exchange/well field facilities previously had been introduced by Atlantic Richfield and U.S. Steel at the Clay West/Burns Ranch projects. However, these satellites were situated within two or three miles of the Central Processing Plant rather than the 75 miles that separated Las Palmas and Hobson.

As market conditions briefly improved during the mid-1980's and the productivity at Mt. Lucas exceeded expectations, the capacity and capabilities of the Hobson facilities were expanded and upgraded. A rotary vacuum drying system was added to reduce overall operating costs and to provide the flexibility to deliver product to any authorized conversion facility (i.e., two in the United States, one in Canada, two in Europe). In 1984, the Hobson Plant was completely renovated. The rated capacity of the facility was increased from its original 250,000 lbs U3O8/year to 500,000 lbs U3O8/year.

In 1986, the highly productive well fields at Mt Lucas provided feed stocks that pushed Hobson's annual production above 600,000 lbs U3O8.Everest's Texas uranium projects resulted in output from the Hobson Central Processing Facility as given in Table 1.7 (Stover report):

Table 1.7
Year	Pounds U3 O8
1979	6,825
1980	18,185
1981	142,576
1982	273,686
1983	298,011
1984	395,408
1985	492,281
1986	620,823
1987	471,862
1988 (estimated)	200,000

For a detailed description of the Hobson Plant and satellite facilities, see "La Palangana Property" below.

La Palangana Property

La Palangana Property – Description and Location

La Palangana Property is located in the South Texas Uranium Belt between San Antonio and Corpus Christi. Located in Duval County, Texas, 25 miles west of the town of Alice. La Palangana Property hosts one of the larger, undeveloped uranium deposits in south Texas. The Hobson Plant, in Karnes County, approximately 100 miles north-northeast of the property, is the site of the central ISL processing facility. La Palangana Property is planned to operate as a satellite ion exchange loading facility to the Hobson Plant. La Palangana Property is held under two mining leases. South Texas physiography is characterized by a subtropical climate and low gentle relief with elevations of 300 to 500 feet above sea level, thereby supporting year-long mining operations.

South Texas Mining Venture, LLP holds rights to La Palangana Property under two In-Situ Mining leases:

(a)         The first is between South Texas Mining Venture, LLP as the lessee and Zulema DeHoyos et al as the lessors, covering 3100.64 acres dated January 14, 2005.

(b)        The second is between South Texas Mining Venture, LLP as lessee and La Palangana Ranch LLC as the lessors, a Texas limited liability company, covering 3100.64 acres dated April 1, 2005.

The two leases are contiguous, with La Palangana Ranch LLC on the north and DeHoyos on the south. The center of these tracts is at 27° 37' 38" north latitude and 98° 24' 22" west longitude.

The DeHoyos Lease

The lease with DeHoyos, constituting a single block, is located approximately six miles north of Benevides and 12 miles southwest of San Diego in Duval County, Texas. Pertinent provisions of the lease with DeHoyos include:

  the lease has a five-year primary term and is held by production or efforts by lessee to establish or reestablish production. The lease can be extended for a renewal term of five years upon payment of a $75/acre bonus;

  the lessee has been granted the rights and title for investigating, exploring, prospecting, drilling, solution mining, producing, extracting, milling, treating, processing, upgrading, removing, transporting, stockpiling and storing uranium, thorium and other fissionable or spatially associated substances. The lessee also holds the rights to build roads, pipelines, utilities, processing structures and other necessary facilities are also granted;

  the lessee has the right to pool and commingle uranium or other leased substances;

  "Shut-In Royalty" provision provides that if lessee deems there is commercially recoverable uranium but has not produced by the end of the Primary or Renewal Term, or if lessee halts production because of market reasons, lessee can continue the lease in force through payment of a "Shut-In Royalty" of $10/acre for a maximum of two years, which do not have to be consecutive; and

  Royalties for the DeHoyos tract are set forth in the following table. The lessor has the right to take its royalty in kind provided that any such election must be for a minimum of one year.

U3 O8 $/lb (Sold) Net Sales Proceeds	Royalty Percent
Less than $35	7%
$35.01 to less than $45.00	8%
$45.01 to less than $50.00	9%
$50.01 or more	10%

Mining permits and wellfield permits must be obtained from the State of Texas prior to constructing a satellite process plant on the property and drilling and constructing wellfields. Permits for exploration are also required.

La Palangana Ranch LLC Lease

The lease with La Palangana Ranch LLC is limited to depths from the ground surface to 1,500 feet. The lease is for 3100.64 acres in Duval County, Texas. Pertinent provisions of the lease with La Palangana Ranch include:

  the lease has a five-year primary term and is held by production thereafter and a secondary term of five years upon payment of a $60/acre bonus;

  the lessee has been granted the rights and title for investigating, exploring, prospecting, drilling, solution mining, producing, extracting, milling, treating, processing, upgrading, removing, transporting, stockpiling and storing uranium, thorium and other fissionable or spatially associated substances;

  the lessee has the right to pool and commingle uranium or other leased substances; and

  "Shut-In Royalty" provision provides that if lessee deems there is commercially recoverable uranium but has not produced by the end of the primary or renewal term, or if lessee halts production because of market reasons, lessee can continue the lease in force through payment of a "Shut-In Royalty" of $10/acre for a maximum of two years, which do not have to be consecutive.

  Royalties for the La Palangana Ranch tract are set forth in the following table. The lessor has the right to take its royalty in kind provided that any such election must be for a minimum of one year.

La Palangana Ranch Royalty Schedule

U3 O8 $/lb Sold (Net Sales Proceeds)	Royalty Percent
$25 or less	7%
$25.01 to less than $30.01	8%
$30.01 to less than $40.01	9%
$40.01 or more	10%

Mining permits and wellfield permits must be obtained from the State of Texas prior to constructing a satellite process plant on the property and drilling and constructing wellfields. Permits for exploration are also required.

La Palangana Property – Accessibility, Climate, Local Resources, Infrastructure and Physiography

La Palangana property, in Duval County, falls near the centre of a triangle formed by the towns of Alice 25 miles east, Freer 15 miles northwest and Benavides 6 miles south. Freer and Benavides are small rural agricultural towns with populations of 3,200 and 1,700 respectively. Alice, population 19,000, is the largest of the three towns. Access is excellent, with major two lane roads connecting Palangana to these. Corpus Christi, 65 miles east, is the largest metropolitan district.

La Palangana property has ample room for all operations and a deep waste disposal well (WDW 168) is located approximately 1,000 feet to the west of, and connected to the plant site by a pipeline. Electrical power is in place for the WDW. Three-phase power is available on-site. Outside of a series of wastewater tanks or a small wastewater holding pond, no waste disposal area or tailings impoundment is required for a renewed Palangana operation.

The region's subtropical climate allows uninterrupted, year-round mining operations. Temperatures during the summer range from 75 to 95 degrees Fahrenheit, although highs above 100 degrees Fahrenheit are not uncommon; winter temperatures range from 45 to 65 degrees Fahrenheit. Humidity is generally over 85% year-round, and commonly exceeds 90% during the summer months. Average annual rainfall is 30 inches.

La Palangana Property - History

Uranium mineralization at La Palangana Property was discovered in 1952 during potash exploration drilling on the Palangana salt dome. Mineralization occurs as a series of roll front-type deposits within the Pliocene Goliad Formation. The Goliad is one of several Tertiary formations, primarily of fluvial origin, hosting uranium in the South Texas Uranium Belt. The roll front mineralization occurs in a permeable, 100-foot thick sandstone sequence at depths of 250 to 350 feet. This mineralized horizon is confined by mudstones at its upper and lower boundaries.

Union Carbide Corp. acquired the property in 1958 and initiated underground mine development. Development work was quickly abandoned due to heavy concentrations of H2S gas and Union Carbide dropped the property. Union Carbide subsequently reacquired La Palangana Property in 1967 after recognizing that it would be amenable to exploitation by newly emerging ISL mining technologies. Union Carbide drilled over 4,000 exploration, development and production holes at Palangana from the late 1950s through the late 1970s. In 1979, Union Carbide reported a non-National Instrument 43-101 compliant resource of 2,026,000 tons averaging 0.19%eU3O8 containing 7,697,000 pounds of U3O8. Union Carbide's ISL production efforts from 1977 to 1979 were focused in a 30.7 acre area. The results were disappointing, with approximately 340,000 pounds of U3O8 production representing a 32% to 34% recovery rate.The low recoveries have been attributed to unfamiliarity with ISL technologies that were relatively new at the time, poorly understood geologic controls on mineralization, and curtailment of operations prior to depletion of the resource. Union Carbide placed the property leases up for sale in 1980.

Everest evaluated the Palangana Property in 1980, and estimated a resource based upon the Union Carbide drill data (See below table). The Everest resource was estimated at a GT cutoff of 0.50feet-eU3O8%. Their estimation did not include the Union Carbide ISL production wellfield that Everest attributed to contain a residual 400,000 pounds of U3O8.This historic resource is considered to be reliable and relevant, and is considered to be equivalent to the CIM inferred resource category. Assessment of the environmental restoration liabilities resulting from Union Carbide's mining operations discouraged Everest from pursuing the acquisition further.

Tons	Avg eU3 O8%	Pounds U3 O8
1,330,000	0.182	4,840,000

Everest drilled six wide-spaced exploration holes as follow-up in 1980. Restoration liabilities concerning the decommissioned Palangana production wellfield dissuaded Everest from pursuing the lease purchase further (Oman personal communication, 2005).

Chevron Resources acquired the Palangana leases from Union Carbide in 1981. Chevron Resources was very active at the time in conventional open pit uranium mining in south Texas and expected that the ISL wellfield reclamation issues would be circumvented by simply mining the material as part of a larger open pit. A 1983 Palangana cost study for open pit mining by Chevron Resources reported a historic "reserve" over an open pit area of 460 acres, including the old Union Carbide ISL leach area of :

Tons	Avg eU3 O8%	Pounds U3 O8
3,229,000	0.125	8,073,000

This resource included the aforementioned Union Carbide DEF factors and a density factor of 18 CF/T as determined from a review of additional core data.

The price of uranium declined dramatically after 1981, and Chevron Resources halted development of the property. Chevron Resources began restoration of the old Union Carbide wellfield and ISL facility in 1986. During the reclamation phase, Chevron Resources accomplished groundwater restoration through ground water sweep, with the excess treated water disposed of on a 90-acre permitted irrigation field. After the irrigation permit expired in 1996, restoration activities were continued through reverse osmosis treatment and disposal of the reject into deep disposal well WDW-134.

In 1991, General Atomics acquired the Palangana Property, as well as other uranium projects, from Chevron Resources. A continuation of Palangana reclamation and restoration activities was conducted by Rio Grande Resources, a General Atomics subsidiary. Dismantling of the process plant, decommissioning of the waste water ponds, and well plugging began in May 1995 and was completed in January 1996 (Jacobi, Palangana report).

In July 1995, the Texas Natural Resources Conservation Commission verified that groundwater had been restored to acceptable levels. In December 1995, the Texas Natural Resources Conservation Commission notified Chevron Resources that the permit for disposal well WDW-134 had been voluntarily revoked. In May 1999, the United States Nuclear Regulatory Commission concurred that all reclamation activities had been completed satisfactorily. General Atomics returned the properties to the lessors in the late 1990s.

As noted above, Everest contemplated acquisition of the Palangana Property in 1980 but abandoned the initiative due to the prevailing low uranium price and perceived restoration liabilities. The recent resurgent uranium market renewed Everest's interest in the Palangana Property, and they acquired the two leases in January 2005.

La Palangana Property – Geological Setting

The local and property geology at La Palangana Property is characterized by the occurrence of a Gulf Coast piercement salt dome. This dome is approximately two miles in diameter and is overlain by Pliocene sediments of the Goliad Formation. La Palangana dome is marked at the surface by a shallow circular basin surrounded by low hills rising 50 to 80 feet above the basin floor, and hence its Spanish name, Palangana, which translates to "washbasin" in English.

The Palangana dome has an almost perfectly circular salt core with a remarkably flat top that is approximately 10,000 feet across and occurs from 800 to 850 feet below the topographic surface. The rocks covering the dome are essentially flat lying, but data from historic oil well drilling indicate that the beds dip from 30 to 58 degrees at depths of 3,500 to 4,200 feet. The dome's caprock consists of a 400 foot thick sequence of anhydrite with some gypsum and calcareous material. No structural details of the lateral beds around the salt core have been worked out as currently known from the available information.

The stratigraphy of the Palangana deposit consists of the Goliad Formation, with drill information primarily limited to depths of 400 to 500 feet that bottom in Goliad sandstones and mudstones. The Goliad at Palangana is composed of fine- to medium-grained, often silty, channel sands interbedded with lenses of mudstone and siltstone. For the most part, the sand is very sparsely cemented although it varies from friable to indurated. A generalized lithologic section from youngest to oldest consists of (a) 20 to 30 feet of sand, clay and caliche, (b) 160 to 200 feet of red-brown sandy clay with occasional sand lenses, (c) a 10 to 20 foot blue-gray clay marker bed (marine), (d) a 80 to 100 foot thick sequence of sandstones and claystones that mark the uranium mineralized horizon, and (e) a blue-green clay horizon that extends to the anhydrite cap.

There is little known faulting in the area, although numerous minor faults and fracture patterns undoubtedly cut the area. The Palangana stratigraphy is horizontal to sub-horizontal, with at most a 2-3 degree southeasterly dip.

La Palangana Property - Exploration

EMC commenced drilling activities on July 11, 2006. The drill program entails two major objectives, the first of which includes definition and delineation drilling to facilitate ISR wellfield design within the existing 43-101 compliant resource of 1,906,000 tons averaging 0.15% eU3O8, yielding 5,701,000 million pounds of eU3O8 The second objective is designed to expand the existing resource through further drilling throughout the more than 6900 acre property. EMC has conducted a comprehensive review of historical drilling that has resulted in the identification of numerous uranium mineralized areas that lie outside of the existing resource area. The first drill hole is an offset of one such mineralized hole drilled by Union Carbide that intercepted 14.5 feet of ..297 % eU3O8 at 375 feet resulting in a Grade Thickness of 4.31.

The initial phase of the expansion drilling campaign is a fifty hole program offsetting previously identified targets with 100 foot offsets to an average maximum depth of 600 feet. The objective of the program is to determine the continuity, quality, and quantity of the resource associated with these targets that lie outside of the existing resource area.

La Palangana Property - Mineralization

The NI 43-101 technical report entitled the “Palangana and Hobson Uranium In-Situ Leach Project, Duval and Karnes Counties, Texas”, dated November 10, 2005, prepared by Robert E. Blackstone, P.Geo., estimated a 43-101 compliant inferred resource for Palangana, outside of the UCC ISL wellfield, from the UCC and Chevron drill data as follows:

Tons	Avg % eU3 08	Pounds U3 08
1,906,000	0.15%	5,701,000

Palangana is a multiple-stage roll front-type deposit that is wrapped around the top of the Palangana Dome in a roughly "horseshoe shaped" configuration. As uranium-bearing ground water moved from west to east through the region, a redox front was created around a subsurface high of reduced rock on top of the dome. This reduced ground resulted from the introduction of hydrocarbons or their derivatives, mainly hydrogen disulfide (H2S), into the Goliad aquifers through fractures and formational seepage above the dome, providing a reducing environment for uranium precipitation.

The Palangana uranium mineralization occurs in the Goliad sandstone unit at depths ranging from 250-400 feet. The favorable sandstone unit is as much as 100 feet thick and is bounded by mudstones. Within this unit are at least six separate sandstone horizons hosting roll-type uranium mineralization. These units are interbedded with mudstones that served as constraining aquitards for uraniferous groundwater movement.

Mineralization occurs as uraninite and is fixed at positions where the migrating uranium-bearing solutions encountered a suitable reluctant. Uranium values in mineralized strata grades from 0.00X%eUU3O8 to several percent eU3O8.Mineralized thicknesses range from less than one foot to several tens of feet.

Molybdenum (Mo) is a significant accessory to uranium mineralization, with an erratic distribution. Select core assay reports were reviewed, with assays ranging from a background of approximately 50 ppm to as high as 0.23% Mo. More typically, assays range from 0.02% to 0.04% where molybdenum levels are elevated. It was often but not always in direct association with uranium grade (high Mo with high U3O8); often occurring within a mineralized zone but with the higher

Mo grades associated with weaker mineralization of that zone; often occurred above or below uranium intercepts in weak uranium mineralization; or simply as an anomaly unassociated with uranium, probably ahead of the primary ore zone as is typical of other deposits. The molybdenum mineral is likely jordisite, a molybdenum sulfide, since high molybdenum was associated with elevated sulfur, but no documentation of mineralogical analyses were available. Molybdenum was not noted as a problem in the Union Carbide leach stream and Everest has not noted molybdenum as a contaminant in their other Texas operations.

Although there were few selenium assays available, it was also often elevated in the mineralized zones, its grade generally following uranium grades. It does not appear to have a relationship to molybdenum. The highest value observed in core analyses was 0.09%Se associated with a chemical U3O8 grade of 1.8%;Se grades of 0.01% to 0.03% in the mineralized zones were the most common. Background values were generally less than 10 ppm.

Vanadium is not common in the south Texas deposits and the few V2O5 assays available did not show an elevation in mineralized zones over background values of 0.01% -0.03% .

Moore Ranch Property Wyoming

The following represents information summarized from the Moore Ranch Uranium Project, Campbell County, Wyoming, USA, 43-101 Mineral Resource Report, dated June 27, 2006 (the “Moore Ranch Report”), prepared by Douglas Beahm, PE, PG., Principal Engineer of BRS Inc. a Professional Geologist licensed in Wyoming, a Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon, and a Registered Member of the US Society of Mining Engineers (SME) and a Qualified Person as defined by National Instrument 43-101.

Moore Ranch Property – Description and Location

Moore Ranch Property is located in sections 26, 27, 33, 34, 34 and 36, Township 42 North, Range 75 West; Section 2, 3 and 4, Township 41 North, Range 75 West; and Section 31, Township 42 North, Range 74 West, approximately 50 air miles northeast of Casper, Wyoming. Approximate Latitude 43°35’ North and Longitugde 105° 50’ West.

The Moore Ranch Property represents the approximate location of unpatented mining lode claims and mineral leases held by EMC. The land surface consists of both private and state lands. The 124 unpatented mining lode claims, along with three state leases, two private leases, in total comprise of some 3,950 acres as follows:

Property	Township	Range	Section(s)	No. Claims	~ Acreage
SD Claims 0-41007 0-41002 0-40887 Iberlin Lease Moore Family Trust Lease	T42N T42N T42N T42N	R75W R75W R75W R75W	26,27,33, 34, and 35 36 31 35	124	2,560 640 160 40 300 250
TOTAL					3,950

The claims and leases lie on public lands administered by the U.S. Bureau of Land Management with an annual fee of US$125 per claim and a Wyoming State assessment of US$8.00 per claim. Further work on the claims will require permitting by the BLM and since the area is one already dedicated to industrial activity in the form of uranium mining, it is not anticipated that exploration permits will be especially difficult to obtain.

There are no pre-existing mineral processing facilities or related wastes on the property, however, Conoco did conduct a small test mine pit southwest of the property that has been abandoned and reclaimed.

Moore Ranch Property – Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Moore Ranch Uranium Project is located within the Wyoming Basin physiographic province in the western portion of the Powder River Basin. The site is just south of the Pumpkin Buttes, a series of small buttes rising several hundred feet above the surrounding plains. The buttes are erosional remnants of the Tertiary White River Formation that is believed to have overlain the majority of the Powder River Basin. The volcanic tuffs in the White River Formation have been cited as the source of uranium in the basin.

The site is located at approximately Latitude 43° 35’ North and Longitude 105° 50’ West on the western side of the Powder River Basin. The area is a low lying plain, roughly 5,300 feet in elevation. Vegetation is characteristically sagebrush and grassland with some pines in elevated terrain and some deciduous trees within drainages. There are three main ephemeral drainages at the site which are tributaries of the Cheyenne River. Historically the land has been used for livestock grazing.

The site is located within the Pumpkin Buttes Mining District which has the first commercial uranium production district in Wyoming. Uranium was first discovered in the Pumpkin Buttes in 1951. Intermittent production from some 55 small mines through 1967 produced 36,737 tons of ore containing 208,143 pounds of uranium. This early mining focused on shallow oxidized ores exploited by small open pit mines. The ore was generally transported to the Atomic Energy Commission buying station in Edgemont, South Dakota. Modern mining in the district was focused on deeper reduced ores. Cogema’s Christensen Ranch and Iriguary Ranch in-situ leach uranium mining areas and processing facilities are located within the Pumpkin Buttes district, approximately 20 air miles from Moore Ranch. These mines have completed successful in-situ mining and aquifer restoration in the Wasatch Formation.

The site is accessible via 2-wheell drive on existing county and/or private gravel roads proceeding south 1 to 2 miles from Wyoming Highway 387 approximately 5 miles west of junction of Wyoming Highway 387 and Wyoming Highway 50.

Moore Ranch Property – History

EMC acquired from Mr. Sheriff, prior to his being appointed a director of EMC, several state leases and claim blocks in Wyoming that include the Moore Ranch Property. This acquisition was made pursuant to the exercise of EMC’s right of first refusal granted in the agreement for the Aurora Property and pursuant to an Agreement of Purchase and Sale dated February 18, 2005 made between Mr. Sheriff and EMC. Pursuant to the agreement EMC agreed to issue 1,500,000 EMC Shares as consideration for the acquisition of certain uranium properties comprising the Moore Ranch Property, the KM & KME Blocks, the RM Block, the CD Block, and the BL Block properties and certain other Wyoming properties. EMC issued 500,000 shares of EMC on November 3, 2005, 500,000 shares on January 4, 2006 and 500,000 are to be issued on or before January 5, 2007.

Moore Ranch was previously developed as a joint venture between Conoco, Kerr McGee Uranium, and Wold Uranium with Conoco controlling approximately 50% of the joint venture. As of 1982 Conoco reported expenditures of $3.5 million in acquisition, discovery and delineation of several mineralized areas in the vicinity and in permitting and licensing of a proposed uranium processing facility known as the Sand Rock Mill, to have been located at the Moore Ranch site.

Drill maps show the collar locations. All drilling was vertical and given the relatively shallow depth of most holes (less than 400 feet) downhole drift would be minimal. Conoco delineated 3 planned open pit areas with drilling on 50 foot centers (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes on the property.

Conoco conducted a small test mine pit southwest of the property that has been abandoned and reclaimed. In addition, Conoco developed all required baseline information and applied for both a WDEQ/LQD mining permit and a USNRC Source Material License, including preparation of a Draft Environmental Statement in 1982. Historic mineral resource estimates by Conoco were based on a 3 foot of 0.03%eU3O8 or a GT of 0.09 and a 3 foot of 0.05 %eU3O8 are comparable tothe current estimate.

Moore Ranch Property – Geological Setting

Uranium mineral resources within and adjacent to the property are found in the Eocene Wasatch Formation. The Wasatch is a fluvial deposit composed of sandstones dispersed with claystones, siltstones, carbonaceous shales, and thin coals which overlies the Paleocene Fort Union Formation, another fluvial sedimentary unit. The coals mined in the Powder River Basin are found in the Fort Union Formation and regionally the Fort Union is also mined for uranium. Within 5 miles to the north the Wasatch is overlain by the White River Formation, however, within the property area the White River is not present and Wasatch or younger Quaternary alluvial deposits are exposed at the surface.

Conoco terminology for the stratigraphic units within the Wasatch are as follows:

The lowest sand units of the Wasatch are referred to as the 10 zone and successively younger units are numbered higher grossly by increments of 10, i.e., 20, 30 and 40 zones etc. The host sand unit at Moore Ranch is 70 zone. Locally overlain by the “E” coal the 70 sand is approximately 80 feet thick, however, the mineralization in any given hole rarely exceeds 25 feet. Mineralization in Section 35 ranges from 100 to 297 feet from the surface and averages approximately 178 feet deep. Mineralization in Section 34 is up to 333 feet deep and averages approximately 252 feet deep.

Ground water levels on the property vary with topography and are reported to be near surface in the alluvial valleys and 100 or more feet deep under adjacent ridges. Based on data in the Conoco WDEQ/LQD mine permit, the top of the 70 sand is at or near the water table in some areas. Specifically in the S ½ of Section 35, T42N, R75W, the water table in the circa 1980 Conoco reports is shown to be as shallow as 5,175 feet above sea level. In this area the upper mineralized zones, representing approximately 3% of the Section 35 mineralization, is some 10 feet below the projected water table. Wyoming State Engineer’s records show a water right on a flowing well by Conoco, Permit P9934W, located in the NW ¼ SE ¼, Section 33, T 42N, R75W, confirming that in places ground water is at or near the ground surface.

Historical water levels were available for two wells on the property. Water level data for the two wells with comparable data follows:

  Well number 1808 located in the SW ¼, NE ¼, Section 34, T42N, R75W. Water level measurements taken in the 1980’s varied from 142 to 145 feet below the ground surface. Water level measured on June 26, 2006 was 147.0 feet below the ground surface.

  Well number 1810 located approximately 100 feet north of the ¼ corner of Sections 34 and 35, T42N, R75W. Water level measurements taken in the 1980s averaged 207 feet below the ground surface. Water level measured on June 26, 2006 was 180.2 feet below the ground surface. This represents a rise of approximately 27 feet.

Well number 1808 shows essentially the same water level as measured in the past. In Section 34 water level does not impact suitability of the mineralization to ISL mining as the mineralized zones average 250 feet in depth as compared to water levels in the range of 140 to 150 feet.

Well number 1810 is located in Section 35, T42N, R75W, where the water table in the circa 1980 Conoco reports is shown to be as shallow as approximately 5,175 feet above sea level and upper portions of the mineralization was approximately 10 feet below the water table. However, June 26, 2006 water level measurement shows the ground water to be at a current elevation of approximately 5,202 above sea level or some 37 feet above the upper mineralized zones. It is not known what conditions would cause an increase in ground water level nor is a single data point conclusive evidence for such an increase, but such an increase does indicate more favorable conditions for ISL mining with respect to the relationship of the mineralization to the water table.

Moore Ranch Property – Mineralization

The host known for mineralization at the property is referred to as the 70 sand of the Eocene Wasatch Formation. The Wasatch is a fluvial deposit composed of sandstones dispersed with claystones, siltstones, carbonaceous shales, and thin coals. The 70 sand is up to 80 feet thick, however, mineralization in any given hold seldom exceeds 25 feet. Uranium mineralization at the Moore Ranch Uranium Project is typical of the Wyoming Sandstone Roll-Front mineralization.

The Moore Ranch Uranium Project was extensively explored from the 1970s through the mid 1980s with the principal exploratory work and drilling completed by Conoco Minerals Corporation. Conoco conducted extensive drilling on the lands currently held by EMC including the delineation of 3 areas of mineralization as planned open pit mines with drilling on 50 foot centres (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes on the property. Mineral resource estimates are based on radiometric equivalent uranium grade as measured by geophysical logs and verified by core drilling and chemical analyses.

The mineralization is closely drilled, approximately fifty foot centres throughout the majority of the area. The drilling demonstrates continuity particularly along the mineralized trends. Based on the drill density and apparent continuity of the mineralization along trend the mineral resource estimate meets the criteria as measured mineral resources under the CIM Standards on Mineral Resources and Reserves. Mineral resources are reported based on GT cutoffs of 0.10, 0.25 and 0.50. For reporting purposes the 0.25 cutoff is recommended and is thus highlighted below. On area, the s1/2_Sec. 34 T42N R75W, has scattered drilling from which mineral resources may be estimated meeting the criteria as inferred mineral resources under the CIM Standards on Mineral Resources and Reserves. Inferred mineral resources for this area were calculated at the 0.25 GT cutoff.

The current mineral resource estimate is:

Measured Mineral Resources

GT minimum	Pounds % eU3 O8	Tons	Average Grade %eU3 O8
0.10	6,276,131	3,116,628	0.101
0.25	5,879,632	2,950,306	0.100
0.50	5,237,319	2,531,078	0.103

Inferred Mineral Resources

GT minimum	Pounds % eU3 O8	Tons	Average Grade %eU3 O8
0.25	89,000	43,600	0.102

Moore Ranch Property – Exploration and Development

EMC has not carried out any exploration and development work on the Moore Ranch Property.

Based on the Moore Ranch Report, there is sufficient potential to develop zones of mineralization on the Moore Ranch Property that may be amenable to in-situ leaching that further exploration work is well justified.

EMC has acquired extensive database information on previous exploration and development on the Moore Ranch Property. Prior to conducting the exploration work recommended in the Moore Ranch Report, EMC intends to complete the compilation of the technical information.

Red Rim Project - Wyoming

The following represents information summarized from the Red Rim Project, Sweetwater County, Wyoming, USA, 43-101 Mineral Resource Report, dated June 14, 2006, prepared by Douglas Beahm, PE, PG (the “Red Rim Report”).

Red Rim Project– Description and Location

The Red Rim property is located in Sections 6, 8 and 18, Township 19 North, Range 90 West and Section 12, Township 19 North, Range 90 West and Section 12, Township 19 North, Range 91 West approximately 20 air miles southwest of Rawlins, Wyoming.

Land Ownership consists of Federal lands administered by the United States Bureau of Land Management, State lands, and private lands. The project is located within what is referred to as the “Checkerboard” which is a strip of land along the Union Pacific Railroad Right-of-Way in which alternate sections of land were originally deeded to the railroad. The original railroad lands are generally the odd sections with the even sections being either federal or state lands. The railroad lands are generally controlled by Anadarko Petroleum. Mineral ownership generally follows the same pattern with the private surface having private minerals and the public lands having public minerals.

The 1,000 claims held by EMC are unpatented mining lode claims, and are located on federal lands and are referred to as the SC claims 1 through 35. They were located by EMC and are not known to have any encumbrances or royalties. EMC acquired an additional 18 claims, referred to as the F Claims F336 through F353. These mining lode claims will remain the property of EMC provided the required filings and annual payments are made with the Carbon County and the US Bureau of Land Management. Legal surveys of unpatented claims are not required and have not been completed.

EMC controls an additional 338 unpatented mining lode claims (F Claims) northwest of the property, comprising approximately 6,900 acres and a mineral lease from the State of Wyoming for Section 36, Township 20 North, Range 91 West. Historical drilling and geologic interpretation has identified a potential extension of the known mineralization along a trend of approximately 15 miles.

There are no pre-existing mining and/or mineral processing facilities or related wastes on the property. In order to conduct exploratory drilling on the property, EMC will be required to obtain permits from the State of Wyoming Department of Environmental Quality and the BLM. Mine development would require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by the State of Wyoming Department of Environmental Quality, Land Quality Division. Mineral processing for uranium would require a source materials license from the US Nuclear Regulatory Commission.

Red Rim Project– Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Red Rim property is located within the Wyoming Basin physiographic province in the southeastern portion of the Great Divide Basin. The site is near the Wamsutter Arch, which divides the structural Great Divide and Washakie basins. Regional structural features also include the Rawlins uplift and the Granite Mountains to the north and the Sierra Madre uplift to the south.

The site is located at approximately Latitude 41° 39’ North and Longitude 107° 34’ West. The principal physiographic features in the immediate vicinity are the Red Rim, a prominent low-lying ridge with a southwestern/northeast orientation, and Separation Creek, which generally forms the southern boundary of the project. Elevations range from approximately 6,000 to slightly over 7,000 feet above mean sea level. The area is arid with less than 10 inches of average rainfall annually. Prevailing winds are from the southwest to the northeast. The majority of the annual precipitation occurs during the spring months as either rain or snow. The site is generally accessible year round. Although weather conditions could impede travel occasionally, there are no significant impediments to mine development due to typical weather conditions. The area is rangeland with vegetation consisting primarily of sagebrush and grasses.

The site is accessible via 2-wheel drive via three different routes. The Daley and Hadsell roads which proceed south from Interstate 80 to the site, and Carbon County Road 605 which proceeds approximately 23 miles southwest from Rawlins along Hogback Ridge. The shortest route to the site is to proceed west on I-80 eleven miles to the Daley road, then travel south for approximately 8 miles. However, this road is private in portions and access may be limited.

Red Rim Project– History

The strongly altered hematite stained outcrop, from which the Red Rim property derives its name, attracted early mineral locators to the area seeking Wyoming standstone roll-front type deposits. In 1970, based on the similarities to Powder River Basin lithology, surface alteration, and gamma anomalies at outcrop, Kerr McGee first located claims in the general vicinity followed closely by Union Carbide. Both companies conducted exploration and drilling programs and reportedly encountered alteration and mineralization at depth. However, by 1974 these early claims were dropped. In 1974 both Timberline Minerals and Wold Nuclear located claims in the general area. Union Carbide subsequently leased the Timberline Minerals property and later in 1976 entered a joint venture agreement with Rocky Mountain Energy, a subsidiary of the Union Pacific Railroad, for the alternate sections of private lands in the area.

Union Carbide conducted an exploration and drilling program on the property through 1981, completing a total of some 282 drill holes totaling about 477,565 feet. In addition data was acquired for another 50 drill holes. Thus, overall the available data, at the time this report was prepared, consisted of drill intercept data from 332 drill holes for which geophysical logs with gamma, resistivity, and spontaneous potential, from 185 rotary drill holes and 2 diamond core holes are available. Of the total drilling completed in the vicinity, 136 rotary drill holes and 2 core holes are located within EMC’s current mineral holding. Of these 138 drill holes, 42 are barren or contain only trace mineralization and the remaining 96 are mineralized.

Historic economic studies were conceptual and were based on conventional underground mining. No specific mine plans or environmental permits (other than for drilling) have been developed for the property. Historic mineral resource estimates by Union Carbide encompassed a greater area than that currently held by EMC and are therefore not directly applicable to the present property. What is notable from historic mineral resource estimates is the average thickness and grade reported. Historic mineral resource estimates considered for underground mine development were calculated by polygonal methods at cutoffs of 6 feet with a minimum grade of 0.06%eU3O8 > .36) and 6 feet with a minimum grade of 0.10 % eU3O8 (GT >.6).

The average thickness and grades from these estimates were 5.7 feet at an average grade of 0.149%eU3O8 and 5.5feet at an average grade of 0.196%eU3O8.

Red Rim Project– Geological Setting

The host formation for known mineralization at the site is the lower 500 to 700 feet of the Palecene Fort Union Formation. In the area, the Fort Union is a medium to coarse grained arkosic sandstone with local conglomeritic zones grading upward to thinner interbedded sandstones, siltstones, carbonaceous shales, and coals. The Fort Union is unconformably underlain by the Cretaceous Lance Formation and regionally overlain by the Eocene Wasatch Formation. At the site, dominant surface exposures are Fort Union or Quaternary alluvial deposits. The Lance contact is exposed just east of the area and the Wasatch contact is exposed several miles to the west.

The general post-Cretaceous geologic history of the area began with the Laramide Orogeny that divided the region into a series of downwarped basins separated by adjacent uplifted blocks. At this time, the major regional structural features and contemporary basins of the Wyoming Basin physiographic province were formed. Rapidly subsiding portions of the basins received thick clastic wedges of predominately arkosic sediments, while larger, more slowly subsiding portions of the basins received a greater proportion of paludal and lacustrine sediments. Beginning in mid-Eocene and increasing in the Oligocene, regional volcanic activity contributed significant amounts of tuffaceous materials to local sediments. Deposition probably continued through the Miocene but post-Miocene erosion has completely removed the Oligocene and Miocene units at the site.

The source of sediment in the host formation at the site is not known in absolute terms. Regionally sediment was probably received both from northern sources, the Rawlins uplift and the Granite Mountains, and from southern sources, the Sierra Madre uplift. Paleocurrent studies conducted by Union Carbide and reported in their 1978 annual report indicate a northern source for at least the lower units of the Fort Union Formation. This study also concludes that the depositional environment changes from a braided stream pattern along the northern portions of the Red Rim to a more meandering stream pattern of deposition near Separation Creek in the southern portions of the site. North of Separation Creek, the basal portion of the Fort Union is a prominent ridge-forming unit that is composed of dominantly arkosic sandsonte which is often altered. South of Separation Creek, the formation becomes less resistant, is composed of sub-arkosic to quartzose, and is generally not altered. This change in lithology may reflect a facies change between the northern and southern sources derived sediments. If as available data indicates, the source of sediment for the host is from the north i.e. Granite Mountains, this could represent a direct link to the possible source of uranium. Several of the major uranium districts in Wyoming including the Gas Hills, Shirley Basin, Great Divide Basin, Crooks, Gap, and the southern Powder River Basin received sediment from the Granite Mountains. For each of these districts one of the potential sources of uranium is cited as the Granite Mountains. The two sources of uranium for the Red rim are the Granite Mountains and leaching of Oligocene and Miocene volcanics.

Red Rim Project– Exploration

EMC has not yet conducted its own exploration of the Red Rim Property.

Red Rim Project– Mineralization

The Red Rim Report contains an indicated mineral resource estimate of 1,142,449 pounds of eU3O8 contained in 336,655 tons at an average grade of 0.170 % eU3O8and an additional inferred mineral resource of 1,539,447 pounds of eU3O8 contained in 472,988 tons at an average grade of 0.163% eU3O8.This mineral resource estimate is based on historical data from 136 rotary drill holes and 2 core holes comprising a total drilled footage in excess of 300,000 feet completed by the Union Carbide Mining and Metals Division (UCC) in the 1970’s and 1980’s.

Mineralization on the Red Rim property is typical of the Wyoming Sandstone Roll-Front. Measurement of the uranium concentrations in the drill holes was calculated from calibrated natural gamma geophysical logs. Radiometric equilibrium was assumed based on limited data and the geologic character of the mineralization. A unit weight of 125 pounds per cubic foot or 16 cubic feet per ton was assumed. For indicated mineral resources the mineralized trend was bracketed by drilling. For inferred mineral resources, where the mineralized trend was not fully defined by drilling, the trend was interpreted based upon the character of geophysical logs and lithologic data.

The Red Rim Report addresses mineralization within a single sandstone horizon in the Lower Fort Union Formation. Individual intercepts were combined to represent the GT for each hole in that horizon. Some drill holes contained mineralization outside this horizon but were not included in the mineral resource estimate. The location of the mineralized zone in each drill hole was taken to be the top of the mineralization. Once the data was reduced the location of the oxidation/reduction boundary was interpreted, as well as, the 0.5, 0.25 and 0.1 GT limits. The data was contoured and the area measured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was calculated by contouring thickness; and the results summed. Along the mineralized trend where drill data bracketed the mineralized trend, the mineral resource was defined as indicated. Where the trend was not bracketed fully by drill data but could be reasonably interpreted from available data, the mineral resource was defined as inferred.

Economics, mining method, and recovery will dictate the appropriate cutoff grade and/or GT to be applied to the in-the-ground indicated and inferred mineral resources during future feasibility assessments of the mineralization. The 0.10 GT cutoff estimates were reported to assess the total mineralization. The 0.25 and 0.5 GT cutoffs are more common for current in-situ leach (ISL) operations. A 0.25 GT cutoff is recommended as representative of that portion of the total mineral resources that should be considered in future feasibility studies. The following is a summary of estimated indicated and inferred mineral resources:

Indicated Mineral Resources

GT minimum	Pounds %eU3 O8	Tons	Average Grade %eU3 O8
0.10	1,185,402	376,200	0.158
0.25	1,142,449	336,655	0.170
0.50	971,783	254,329	0.191

Inferred Mineral Resources

GT minimum	Pounds %eU3 O8	Tons	Average Grade %eU3 O8
0.10	1,597,651	525,661	0.152
0.25	1,539,447	472,988	0.163
0.50	1,307,412	362,398	0.180

A minimum cutoff grade of 0.02 %eU3O8 was applied to all data. In addition, thin isolated mineralization and/or mineralization not located within the horizon of interest was not utilized in the mineral resource estimation.

The continuity of mineralization both with respect to thickness and grade is good along the axis of the mineralized trend, near the oxidation/reduction interface. Mineralization is less continuous within the altered interior portion or “tail” area of the mineralization. Variations in mineralized thickness and grade observed from the Red Rim data are typical of Wyoming Sandstone Roll-Front mineralization.

Mineralization is present on adjacent properties. This information was not utilized in the development of the Red Rim Report. Data used in the preparation of the Red Rim Report was historic data developed by previous owners of the property. EMC has not yet conducted its own exploration of the property.

Peterson Uranium Project - Wyoming

The Peterson Uranium Project, Converse County, Wyoming, USA, 43-101 Mineral Resource Report, dated June 27, 2006, prepared by Douglas Beahm, PE, PG (the “Peterson Report”), is summarized as follows:

Peterson Uranium Project – Description and Location

The Peterson Uranium Project is located in Sections 19 and 30, Township 34 North, Range 72 West, Sections 14, 23, 25-27 and 34-36, Township 34 North, Range 73 West and Sections 1 and 2, Township 33 North, Range 73 West approximately 36 air miles east of Casper, Wyoming. Approximate Latitude 40° 35’ North and Longitude 105° 52’ West.

The 139 unpatented mining claims held by EMC and the one state lease; in total comprise some 3,269 acres. The land surface consists of both private and state lands. EMC controls three claim blocks referred to as PAR claims, L claims and GL claims, and a State of Wyoming lease (Section 36) as follows:

Property	Township	Range	Section(s)	No. Claims	~ Acreage
PAR	34N	73W	29, 30, 31,32	89	1,745
GL	34N	73W	19, 30	38	661
L	34N	73W	14, 23	12	219
Section 36	34N	73W	36	NA	644
TOTAL					3,269

The claims were located by EMC and are not known to have any encumbrances or royalties. The claims will remain the property of EMC provided it complies with the filing and annual payment requirements with Converse County and the Bureau of Land Management. Legal surveys of unpatented claims are not required and have not been completed.

There are no pre-existing mining and/or mineral processing facilities or related wastes on the property. In order to conduct exploratory drilling of the property, EMC will be required to obtain permits from the State of Wyoming Department of Environmental Quality, Land Quality Division and mine development would require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by State of Wyoming Department of Environmental Quality, Land Quality Division. Mineral processing of uranium would require a source materials license from the US Nuclear Regulatory Commission.

Peterson Uranium Project – Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Peterson Uranium Project is located within the Wyoming Basin physiographic province in the south protion of the Powder River Basin. The site is near the Deep Basinal Axis. Regional structural features also include the Laramie Mountains to the south, Casper Arch to the west, and the Black Hills and Hartville Uplift to the east.

The site is located at approximately Latitude 40° 35’ North and Longitude 105° 52” West in the southern end of the Powder River Basin and within the drainage basin of the North Platte River which lies approximately 1 mile south of the project. The area is a low lying plain, roughly 5,000 feet in elevation. Vegetation is characteristically sagebrush and grassland. Historically the land has been used for livestock grazing.

The site is accessible via 2-wheel drive via two different routes.

Peterson Uranium Project – History

Peterson, et al, conducted the initial exploration and drilling program on the property. Arizona Public Service Company acquired an option on the property in 1978 and retained the Nuclear Assurance Company to conduct drilling and feasibility studies on the property. The feasibility report was completed in 1979. Additional development drilling was completed by Malapai Resources in performance of annual claim assessment work at least through 1986. Of the total drilling completed in the general area of the current Peterson property, data from 1,671 rotary drill holes and 29 diamond core holes were available for the preparation of the Peterson Report. From this database 1,458 rotary drill holes and 29 diamond core holes are located within EMC’s current mineral holding.

Historical mineral resource estimates by Malapai Resources Company were based on a 4 foot of 0.03%eU3O8 or a GT of0.12 and are comparable to the current estimate.

Peterson Uranium Project – Geological Setting

Uranium mineral resources within and adjacent to the Peterson property are found in the upper portions of the Paleocene Fort Union Formation. The Fort Union Formation is a fluvial sedimentary stratigraphic unit consisting of fine to coarse grained arkosic sandstone which is interbedded with siltstone, mudstone, and carbonaceous material. The coals mined in the Powder River Basin are also in the Fort Union Formation and are being mined some 20 miles to the west at the Glencrock Coal Mine and at numerous mines 40 miles or more north of the project. The Fort Union formation overlies the Cretaceous Lance Formation, a dominantly marine sedimentary formation. Regionally the Fort Union is overlain by the Tertiary Wasatch Formation, however, within the project area the Wasatch is not present and the Fort Union or younger Quaternary alluvial deposits are exposed at the surface.

Peterson Uranium Project – Exploration

EMC has not yet conducted its own exploration on the property.

Peterson Uranium Project – Mineralization

Seven distinct mineralized trends are defined by drilling on the PAR Claims and two on the GL claims. These trends are within the B, C and D sands of the Fort Union Formation and are separated vertically and spatially. Separate mineral resource estimates were completed for each separate mineralized trends and within each host sand unit. Within the distinct mineralized zones, individual intercepts were combined to represent the GT for the hole within that zone. The location of the mineralized zone was taken to be the top of the mineralization. The drill data was then summarized and contoured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was calculated by contouring thickness; tonnage by GT range was estimated based on the ratio of GT areas to total tonnage; and the results summed. Mineralization for each of the nine separate mineralized areas was defined as measured or indicated in accordance with CIM standards based on the continuity of mineralization. Drill density was consistent across the property.

Economics, mining method, and recovery will dictate the appropriate cutoff grade and/or GT to be applied to the indicated and inferred mineral resources during future feasibility assessments of the mineralization. The 0.10 GT cutoff estimates were reported to assess the total mineralization. The 0.25 and 0.5 GT cutoffs are more common for current ISL operations. A 0.25 GT cutoff is recommended as representative of that portion of the total mineral resources that should be considered in future feasibility studies. The following is a summary of estimated measured and indicates mineral resources.

Measured and Indicated Mineral Resources:

CIM Category	GT	Pounds	Average Grade	Tons
Measured Mineral Resource Indicated Mineral Resource Measured & Indicated Mineral Resource	Minimum	U3 O8	% U3 O8
	0.10 0.25 0.50 0.10 0.25 0.50 0.1 0.25 0.5	2,140,441 1,576,337 1,017,656 412,793 261,864 132,043 2,553,234 1,838,201 1,149,699	0.074 0.088 0.107 0.074 0.119 0.193 0.074 0.091 0.113	1,448,148 895,560 475,836 277,838 109,995 34,278 1,725,986 1,005,555 510,114

A minimum cutoff grade of 0.02 %eU3O8 was applied to all data. In addition, thin isolated mineralization and/or mineralization not located within the horizon of interest was not utilized in the mineral resource estimation.

The continuity of mineralization both with respect to thickness and grade is good along the axis of the mineralized trend, near the oxidation/reduction interface. Mineralization is less continuous within the altered interior portion or “tail” area of the mineralization. Variations in mineralized thickness and grade observed from the Peterson data are typical of Wyoming Sandstone Roll-Front mineralization.

Mineralization is present on adjacent properties. Current uranium production in Wyoming is from ISL mining operations in the Powder River Basin, located just north of the Peterson Uranium Project. PRI’s Highland Uranium ISL operation is located approximately 14 miles to the northwest. Teton Minerals conducted an ISL pilot operation at the Leuenberger Project approximately 4 miles to the west. A 1985 report by Malapai Resources proposed consolidation of properties within the vicinity (10 – 15 miles radius) into a large mining unit with the Peterson and Leuenberger projects as the central focus. Within a 12 mile radius of the Peterson Uranium Project EMC controls mineral rights to over 5,500 acres of mining claims and leases including EMC’s holding in T34N, R74W that encompasses portions of Malapai’s former Leuenberger project.

Antelope Property Wyoming

Antelope Property – Description and Location

EMC acquired several claim blocks in Wyoming that are included in the Antelope Property from Mr. Sheriff pursuant to an Amended and Restated Agreement of Purchase and Sale dated October 25, 2004, prior to his becoming a director of EMC. The agreement with Mr. Sheriff also included the Jab, the Twin Buttes, the Western Sheep Mountain, the Wate Pipe, the Cyclone and certain other Wyoming properties. In consideration for the properties EMC agreed to issue Mr. Sheriff 1,250,000 shares of EMC in three separate tranches, all of which have been issued.

The following represents information summarized from the Summary Report, Antelope Uranium Project, Fremont and Sweetwater Counties, Wyoming, USA, dated January 14, 2005, prepared by Benjamin Ainsworth, P. Eng. (the “Antelope Report”).

The Antelope Property was the subject of significant exploration for uranium from the 1950’s to the 1970’s. In excess of 1,300 drill holes are reported to have been completed by previous operators. The resource was not fully defined at that time and no additional drilling has been reported since 1979. Preliminary evaluation suggested that parts of this resource may be amenable to in-situ leach technology.

The claims lie on public lands administered by the BLM with an annual fee of US$125 per claim and a Wyoming State assessment of up to US$8.00 per claim. Further work on the claims will require permitting by the BLM and since the area is one already dedicated to industrial activity in the form of uranium mining, it is not anticipated that exploration permits will be especially difficult to obtain.

Antelope Property – Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Antelope Property is located near the Continental Divide in Central Wyoming and can be reached by a clay road from Jeffrey City to the north and Bairoil to the east, both approximately 10-12 kilometers from the claim blocks.

The area has a dry climate, typical of the basin and range country that extends from eastern Oregon to northern Arizona. Winters are relatively cold having temperatures as low as 35° C with nominal snowfalls of 10 to 20 cms in the months of December and January. Summer may have temperatures reaching 35-40° C and are fairly dry, with precipitation ranging from 10 to 20 mm per month. The actual operating season for basic exploration purposes is from March to November. Road closures due to extreme winds may cause delays in access and occasional rainstorms can make the clay roads impassable unless the surface has been capped with sufficient gravel.

The claims cover the area of the Great Divide Basin that is characterized by internal drainage and low relief. With the exception of a few low hills most of the local relief is less than 30 meters (100 feet) in a general elevation of about 2,300 meters (6,900 feet). Very few trees stand on the windswept prairie surfaces where the dominant vegetation is a type of sagebrush. The access for drilling represents very little challenge except during break-up or after occasional rainy periods because of the clay soils and unsealed roads.

The nearest power lines come into the area from Bairoil and Jeffrey City, and cross the area to service the Sweetwater uranium mill and the area of the former Sheep Mountain mine. Both of these communities are small but might offer some labour for future operations. The Sweetwater mill is on care and maintenance at this time and might be suitable for the treatment of uranium ores from the Antelope Property.

Antelope Property – History

The Antelope Property is located within the Great Divide Basin which was subject to a major exploration effort during the early development of the nuclear industry in the 50’s, and subsequently in the uranium exploration of the late 70’s. During the latter period several properties in the area were taken to feasibility studies and some to production.

The original interest in the area was prompted by the discovery at Hadsell Crossing, some time before 1936, of an unidentified yellow mineral by Mrs. Minnie McCormick of Wamsutter. This mineral was eventually identified as schroeckingerite, a hydrated fluoro-carbonate-sulphate containing uranium.

Previous exploration of the Antelope Property was carried out by Newpark Resources, Nedco, Teton Energy Corp. and others. According to information provided by the vendor, uranium mineralization occurs in several roll fronts within the Browns Park formation. In excess of 1,300 drill holes are reported to have been completed.

Antelope Property – Geological Setting

The Antelope Property is located in the Great Divide Basin, which is underlain by the Tertiary Battle Spring Formation. This formation has a thickness, regionally, of up to 1,575 m (5,200 feet), with its principal lithologies being massive sandstone units that are generally buff to brown if oxidized and grey to green if unoxidized. The sandstone is a poorly sorted unit with medium to coarse grained, arkosic, subangular to angular sand clasts. Some claystone, siltstone and carbonaceous shales are interbedded in the sandstones.

Outside the project area, the Battle Spring Formation is overlain by the Bridger Formation, which is comprised of claystones and siltstones of Upper Eocene age. The Battle Spring Fm. is shown in oil wells of the area to be intercalated with carbonaceous shales and claystones of the Green River Formation. This unit is a black shale which is noted for its high metal concentrations, particularly zinc, vanadium and molybdenum. Beneath the Battle Spring Fm., the Fort Union Formation forms an impermeable barrier to downward solution migration, being comprised of fine-grained sandstones and siltstones with some carbonaceous shales and coal beds.

In regional terms the Tertiary sediments overly a thick (2000 m) sequence of Mesozoic and Paleozoic sediments that cover PreCambrian crystalline rocks in the basement.

The Antelope Property lies in a major synclinal valley formed during the Laramide Orogeny. The Battle Spring sandstones are the product of the erosion of a uraniferous granitic massif that flanks this valley.

Antelope Property – Mineralization

The deposit is classified as a solution front or roll front style of mineralization produced as a result of uranium dissolution and transport by oxidizing ground waters and subsequent deposition at an irregular, active boundary where a reducing environment balances the oxidative capacity of the ground waters. Controls for the formation of this type of deposit include a moving aquifer confined between horizontal aquitards, oxygen rich water in the aquifer, some soluble species of uranium minerals and disseminated sulphides or other reductants such as carbon rich material in the unoxidized aquifer.

Uranium is progressively dissolved by the oxidizing water being recharged from the surface and transported to the chemical front at which the oxygen has been exhausted by the reductants in the sandstone. The loss of pyrite due to oxidation has potential to be a characteristic that could be mapped by induced polarization surveys.

Antelope Property – Exploration and Development

EMC has acquired extensive database information on previous exploration and development on the Antelope Property. Prior to conducting the exploration work recommended in the Antelope Report, EMC intends to complete the compilation of the technical information.

Jab Uranium Property

The following represents information summarized from the Jab Uranium Project, Sweetwater County, Wyoming, USA, 43-101 Mineral Resource Report, dated July 14, 2006, prepared by Douglas Beahm, PE, PG (the “Jab Report”).

Jab Uranium Property – Description and Location

The Jab Uranium Property is located in Sections 13, 14, 15, 16, 21, 22, and 23, Township 26 North, Range 94 West. Approximate Latitude 42o 14’ North and Longitude 108o 00’ West. The claims are the WY claims 1 - 40 and WY claims 210 - 208, ZA Claims 1 – 25, and State Leases 0- 40963 and 041046. In total these mineral holdings comprise approximately 2,100 acres.

The claims were located by EMC and are not known to have any encumbrances or royalties. The claims will remain the property of EMC provided it complies with the filing and annual payment requirements with Sweetwater County and the

Bureau of Land Management (BLM). Legal surveys of unpatented claims are not required and to EMC’s knowledge have not been completed.

There are no pre-existing mineral processing facilities or related wastes on the property. In order to conduct exploratory drilling of the property, the operator will be required to obtain permits (License to Explore) from the State of Wyoming Department of Environmental Quality. Land Quality Division, (WDEQ/LQD) and mine development would require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by the WDEQ/LQD. Mineral processing for uranium would require a source materials license from the US Nuclear Regulatory Commission (USNRC). To EMC’s knowledge, there are no current environmental permits for the project area. However, UCC developed all required baseline information and applied for a WDEQ/LQD mining permit.

Jab Uranium Property – Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Jab Uranium Property is located within the Wyoming Basin physiographic province in the Great Divide Basin. The project is approximately 12 air miles northwest of the Sweetwater Uranium mill and approximately 15 air miles southwest of the Crooks Gap Mining District.

The site is located at approximate Latitude 42o 14’ North and Longitude 108o 00’ West, on the northern side of the Great Divide Basin. The area is a low lying plain, roughly 6,900 feet in elevation. Vegetation is characteristically sagebrush and grasses. The site is located on a low lying ridge between Arapahoe Creek and Osborne Draw both of which are ephemeral. These drainages join Lost Creek approximately 4 miles west of the site. Portions of Lost Creek are spring fed and perennial, however, the Great Divide Basin is a closed basin with no surface drainage leaving the basin from an area of approximately 200 square miles.

The site is accessible via 2-wheel drive on existing county and/or two-track roads.

There is no infrastructure present on the site.

Jab Uranium Property – History

The Jab Uranium Property was acquired by UCC in 1972 from Silverbell Industries who were the original locators of the property. By 1975 UCC had delineated an area of shallow oxidized mineralization and had completed feasibility studies for the open pit mining and haulage of ores to their Gas Hills mill for processing. This plan, however, was never executed. From 1975 to 1978 exploration and development was limited to the assessment requirements for the claims. In 1978 mineralization was discovered west of the previous known mineralization in a deeper, reduced sandstone unit. The “discovery hole” (completed by the author in September, 1978) contained 43.5 feet of continuous mineralization at a grade of 0.108 %eU3O8. Continued exploration and delineation drilling progressed and by the end of 1980 the bulk of the mineral resources had been delineated.

In 1981 mine planning and feasibility studies were initiated to exploit the mineralization via open pit mining with an on-site heap leach that would function as a satellite operation to UCC’s Gas Hills uranium mill. Concurrently, environmental studies and preparation of mining permit for the Wyoming Department of Environmental Quality, Land Quality Division (WDEQ/LQD) was initiated. The permit was submitted, but later withdrawn in light of falling uranium prices in 1982.

UCC had completed mineral reserve and feasibility studies and had plans to develop the property beginning in 1985. These plans were not executed in light of low uranium prices and the property was later dropped by UCC. Subsequently the property was acquired by Yellowstone Fuels, a subsidiary of U. S. Energy Company, who held the property until 2000 at which time they dropped the property again at a time of low uranium market prices. Any data that may have been developed for the property by Yellowstone Fuels is not available to EMC.

All drilling was vertical and given the relatively shallow depth of most holes (less than 300 feet) downhole drift would be minimal. UCC delineated 3 mineralized areas drilling on 50 foot centers and/or 50 by 100 foot centers. Available data includes radiometric and chemical assay data from some 1,572 drill holes completed on the property.

Historic mineral resource estimates by UCC were based on a 2 foot of 0.03 %eU3O8 or a GT of 0.06 (for an on-site heap leach) and a 2 foot of 0.07 %eU3O8 (for ore haulage to Gas Hills) or a GT of .14. These historic estimates are comparable to the current estimate.

Jab Uranium Property – Geologic Setting

Uranium mineral resources within and in the vicinity of the project are found in the Eocene Battle Springs Formation. The Battle Springs Formation is the time-stratigraphic equivalent of the Wasatch Formation. The Battle Springs transitions to the Wasatch Formation along the western side of the Great Divide Basin near the Rock Springs uplift. The formations inter-tongue along a northwest trending zone of more than 50 miles (Dribus, J.R. and Hanna, R. F., 1982). This zone represents a lateral gradation from a high energy fluvial deposit, the Battle Springs Formation, to a lower energy fluvial, plaudal, and lacustrine deposit, the Wasatch Formation.

The Battle Springs Formation is, in order of predominance, composed of medium to coarse grained arkosic sandstone grading to fine sandstones and claystones with local carbonaceous shales. Dribus, J.R. and Hanna, R. F., 1982 interpret the Battle Springs Formation to have formed through the coalescing of alluvial fans and piedmont facies that transition basinward to form the Wasatch Formation. Dribus and Hanna attribute a thickness of over 4,500 feet to the Battle Springs.

Ground water levels vary slightly with topography. Based on data from eleven monitor wells and one water supply well, water levels range from 71 to 127 feet below the ground surface. Mineralization in the “RD” areas is generally above the water table while mineralization in the “Silverbell” area is below the water table.

Jab Uranium Property – Exploration

Data available for the preparation of the Jab Report was historic data developed by previous owners of the Property. EMC has not yet conducted its own exploration of the property.

Jab Uranium Property – Mineralization

There are two distinct mineralized areas on the property, the RD and Silverbell areas, which are separately by a high angle normal fault with a displacement of up to 80 feet. The RD mineralization is on the upthrown side of the fault, is above the water table and is oxidized. The Silverbell mineralization is on the downthrown side of the fault, is below the water table and is reduced. For the RD mineralization all data utilized in the evaluation of mineral resources in the Jab Report is based solely on sample assays rather than radiometric log data. For the Silverbell mineralization the data utilized was radiometric data from downhole geophysical logging coupled with core and assay data utilized for the evaluation of radiometric equilibrium conditions.

Mineral resource estimates for the RD mineralization is based on sample assay data. Mineral resource estimates for the Silverbell mineralization is based on radiometric and assay data utilized to evaluate radiometric equilibrium.

EMC’s mineral holdings at the JAB Uranium Property are located in Sections 13, 14, 15, 16, 21, 22, and 23, Township 26 North, Range 94 West. Approximate Latitude 42o 14’ North and Longitude 108o 00’ West. The claims are the WY claims 1 - 40 and WY claims 210 - 208, ZA Claims 1 – 25, and State Leases 0-40963 and 041046. In total these mineral holdings comprise approximately 2,100 acres.

The mineral resource estimate contained herein was based on 1,572 drill holes with mineralization as follows:

Barren	Trace <0.1 GT	Mineralized 0.1 – 0.25 GT	Mineralized 0.25 – 0.5 GT	Mineralized >0.5 GT	Total
260	159	329	341	483	1,572
16.5%	10.1%	21.0%	21.7%	30.7%

The data available for this evaluation was limited to data from the previous UCC mineral holdings. A description of the basic parameters of the mineralization follows.

        Mineralization Thickness and Grade

Mineralized thickness ranges from 0.5 feet to over 40 feet. Average thickness varies with GT cutoff as follows. Grade Varies from the minimum grade cutoff of 0.3 %U3O8 to a maximum reported grade of 0.85 %U3O8.

	All Holes Not Barren	Mineralized >0.1 GT	Mineralized >0.25 GT	Mineralized >0.5 GT
Average Thickness	8.4 Feet	9.3 Feet	11.8 Feet	16.3 Feet
Average Grade	0.054%U3 O8	0.066%U3 O8	0.067%U3 O8	0.071%U3 O8

Width and Trend Length

RD Mineralization

One distinct mineralization trend is well defined by approximately 750 drill holes. Mineralization is within the Eocene Battle Springs Formation. Drilling in the RD area is sufficient to define a mineralized trend along a length of approximately 3,200 feet within the Battle Springs Formation. The RD mineralization is an oxidized remnant of a sandstone rollfront mineralization. Gamma logs when correlated across the mineralized trends show the character and morphology of roll-fronts. However surface oxidation has remobilized the uranium downward in the section and re-deposited the uranium in a tabular form either at or near interfaces with claystones and/or at or near the interface with the current water table. Mineralization ranges from approximately 40 to 150 feet from the surface and averages approximately 70 feet deep. Mineralization thickness ranges form 1 to 54 feet thick with an average of 8.4 feet. Within the mineralized zone, individual intercepts were combined to represent the GT for the hole within that zone. The summed GT for the RD area ranges from 0.03 to 4.72 with an average of 0.534. The location of the mineralized zone was taken to be the top of the mineralization.

Summary of Measured Resources – RD Mineralization

GT Minimum	Pounds eU3 O8	Tons	Average Grade eU3 O8
0.10	1,836,558	1,552,667	0.059
0.25	1,570,371	1,286,640	0.061
0.50	1,024,822	780,652	0.066

Silverbell IIA Mineralization

One distinct mineralization trend is well defined by approximately 410 drill holes. Mineralization is within the Eocene Battle Springs Formation. Drilling in the IIA area is sufficient to define a mineralized trend along a length of approximately 4,050 feet within the Battle Springs Formation. The IIA mineralization is typical of sandstone roll-front mineralization. This depositional model is applicable to the Silverbell IIA and IIB mineralization where classical roll fronts are found in a sandstone unit nominally 45 foot thick, with an overlying shale unit and an underlying shale-carbonaceous shale unit. Drill hole spacing is approximately 50 to 100 feet along trend and 50 feet perpendicular to trend and mineralization appears continuous. Mineralization in IIA is up to 265 feet deep on the west end of the trend and 195 feet deep on the east end and overall averages approximately 215 feet deep. The sand unit is approximately 45 feet thick, however, the mineralization in any given hole rarely exceeds 25 feet. Mineralization thickness ranges form 1 to 45 feet thick with an average of 11.2 feet. Drill data demonstrates continuity of mineralization laterally within the IIA mineralization. Within the distinct 45 foot thick sand mineralized zone, individual intercepts were combined to represent the GT for the hole within that zone. The summed GT for the IIA area ranges from 0.03 to 4.01 with an average of 0.754.

Summary of Measured Mineral Resource – Silverbell IIA Mineralization

GT Minimum	Pounds eU3 O8	Tons	Average eU3 O8 Grade	Equilibrium Factor	Average Grade eU3 O8	Pounds eU3 O8
0.10	1,362,195	1,013,173	0.067	1.31	0.088	1,784,475
0.25	1,269,121	923,525	0.069	1.31	0.090	1,662,549
0.50	1,074,678	746,289	0.072	1.31	0.094	1,407,828

Silverbell IIB Mineralization

One distinct mineralization trend is well defined by approximately 200 drill holes. Mineralization is within the Eocene Battle Springs Formation. Drilling in the IIB area is sufficient to define a mineralized trend along a length of approximately 2,550 feet within the Battle Springs Formation. The IIB mineralization is typical of sandstone roll-front mineralization. This depositional model is applicable to the Silverbell IIA and IIB mineralization where classical roll fronts are found in a sandstone unit nominally 45 foot thick, with an overlying shale unit and an underlying shale-carbonaceous shale unit albeit these confining units are less continuous than those present at the IIA mineralization which may have contributed to the lower quality of mineral resources in the IIB mineralization. Drill hole spacing is less dense than the IIA area but is approximately 100 feet along trend and 50 feet perpendicular to trend and mineralization appears continuous. Mineralization in IIB is up to 195 feet deep on the west end of the trend and 150 feet deep on the east end and overall averages approximately 165 feet deep. The sand unit is approximately 45 feet thick, however, the mineralization in any given hole rarely exceeds 15 feet. Mineralization thickness ranges form 1 to 21.5 feet thick with an average of 4.4 feet. Although drilling adequately defines mineralization in the IIB mineralization the lateral continuity of the IIB mineralization is not nearly as strong as for the IIA mineralization. It was this factor that led to the separation of the Silverbell mineralization into two areas, IIA and IIB.

Summary of Indicated Mineralized Resources – Silverbell IIB Mineralization:

GT Minimum	Pounds eU3 O8	Tons	Average eU3 O8 Grade	Equilibrium Factor	Average Grade eU3 O8	Pounds eU3 O8
0.10	484,106	330,011	0.073	0.91	0.067	440,536
0.25	357,255	230,709	0.077	0.91	0.070	325,102
0.50	135,129	86,794	0.078	0.91	0.071	122,967

Within the distinct 45 foot thick sand mineralized zone, individual intercepts were combined to represent the GT for the hole within that zone. The summed GT for the IIB area ranges from 0.03 to 1.36 with an average of 0.316. The location of the mineralized zone was taken to be the top of the mineralization.

WY claims 210 - 208, ZA Claims 1 – 25, And State Leases 0-40963 and 041046

UCC did not hold southwest portions of Section 15, State Section 16, or the portions of Sections 21 and 22 currently held by EMC and as a consequence those areas were not drilled by UCC.

The interpreted mineralized trends are based on close-spaced drill data. Based on the drill density and the apparent continuity of the mineralization along trends, the mineral resource estimate meets the criteria as measured mineral resources for the RD and Silverbell IIA areas and indicated mineral resources for the Silverbell IIB areas under the CIM Standards on Mineral Resources and Reserves.

Jab Uranium Property – Drilling

UCC conducted extensive drilling on the lands currently held by EMC including the delineation of 3 mineralized areas with drilling on 50 foot centers and/or on 50 by 100 foot centers. The available data includes radiometric and chemical assay data from some 1,572 drill holes completed on the property. Data available for the preparation of the Jab Report is historic data developed by previous owners of the property. EMC has not yet conducted its own exploration of the property.

The dip of the host formation is slight, less than 3 degrees to the south. Drilling was conducted vertically. A slight variation from vertical is expected but will not impact interpreted mineralized thickness nor would a slight variation in horizontal location impact the mineral resource estimate.

The property is closely drilled, approximately fifty foot centers throughout the majority of the area. The drilling demonstrates continuity particularly along the mineralized trends. Based on the drill density and the apparent continuity of the mineralization along trends, the mineral resource estimate meets the criteria as measured mineral resources for the RD and Silverbell IIA areas and indicated mineral resources for the Silverbell IIB areas under the CIM Standards on Mineral Resources and Reserves.

In order to conduct exploratory drilling of the property, EMC will be required to obtain permits (License to Explore) from the State of Wyoming Department of Environmental Quality and the BLM. Mine development will require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by the State of Wyoming Department of Environmental Quality, Land Quality Division. Mineral processing for uranium will require a source materials license from the US Nuclear Regulatory Commission. Wyoming rules and regulations regarding ISL and conventional mining of uranium have been in place for more that twenty years and state regulators are experienced with the permitting of new operations, regulation of active operations, and the regulatory processes related to decommissioning of operations. There are no pre-existing mining and/or mineral processing facilities or related wastes on the property which may encumber the property.

Uranium mining in Wyoming is subject to property and mineral severance taxation. Mineral severance tax for uranium was most recently addressed by Wyoming under House Bill 15 (HB 15): “Severance Tax – Uranium”, 2003 General Session. In 1991 the Wyoming legislature enacted a severance tax break that exempted uranium production form all severance tax as long as the price of uranium remained below $17 per pound. HB 15 set the maximum severance tax on uranium production at 4% to be phased in at a rate of 1% for each increase in price of $2 per pound. At current uranium prices the 4% severance tax would apply. At the federal level profit from mining ventures is taxable at corporate income tax rates. However, for mineral properties depletion tax credits are available on a cost or percentage basis whichever is greater. For uranium the percentage depletion tax credit is 22% among the highest for mineral commodities, IRS Pub. 535.

The potential trend length on EMC mineral holdings to the west of know mineralization could extend 1.5 miles or more, approximately the same distance as the delineated trends for the Silverbell IIA and IIB mineralization combined. The potential for mineralization in this area is currently untested. Recommendations in the Jab Report include acquisition of any additional data that may be available and evaluation of this area by drilling.

Jab Uranium Property – Mineral Resources

Economics, mining method, and recovery will dictate the appropriate cutoff grade and/or GT to be applied to the mineral resources. The 0.10 GT cutoff estimates were reported to assess the total mineral resource. The 0.25 cutoff is more appropriate for current ISL operations and is recommended for reporting purposes. The 0.50 GT cutoff was employed to highlight the areas of strongest mineralization. Based on this criterion the following measured and indicated mineral resources are estimated in the Jab Report:

Indicated Mineral Resources*

GT Minimum	Pounds eU3 O8	Tons	Average Grade eU3 O8
0.10	440,536	330,011	0.067
0.25	325,102	230,709	0.070
0.50	122,967	86,794	0.071

Measured Mineral Resources*

GT Minimum	Pounds eU3 O8	Tons	Average Grade eU3 O8
0.10	3,621,033	2,565,840	0.071
0.25	3,232,920	2,210,166	0.073
0.50	2,432,650	1,526,940	0.080

Measured and Indicated Mineral Resources*

GT Minimum	Pounds eU3 O8	Tons	Average Grade eU3 O8
0.10	4,061,570	2,895,851	0.070
0.25	3,558,022	2,440,875	0.073
0.50	2,555,617	1,613,734	0.079

*numbers rounded

Jab Uranium Property – Exploration and Development

EMC has not completed any work beyond the foregoing data review and evaluation as outlined in the Jab Uranium Property Report. Future work programs recommended in the Jab Report are under consideration by EMC.

Aurora Property Oregon

Aurora Property – Description and Location

The Aurora Property is located in southern Oregon, three miles from the Nevada border, about 10 miles west of the small border town of McDermitt, Nevada. EMC acquired the Aurora Property pursuant to an Agreement of Purchase and Sale and Grant of Right of First Refusal dated July 19, 2004 made with William M. Sheriff, prior to his becoming a director of EMC. Pursuant to the agreement, EMC was granted the right to acquire all of Mr. Sheriff’s interest in various uranium properties, in consideration for the issuance of 1,000,000 EMC Shares to Mr. Sheriff. The Aurora Property is subject to a 1.5% NSR payable to Kevin Linville of Durango, Colorado. In addition to the Aurora Property, EMC also acquired, pursuant to the agreement, the Velvet property in Utah and properties in Wyoming, Arizona and South Dakota.

EMC entered into an Option-Joint Venture agreement with Quincy dated May 18, 2005 granting Quincy the right to purchase up to a 75% interest in the Aurora Property. Quincy had the right to earn a 51% interest in the Aurora Property by incurring $2,000,000 in exploration expenditures by May 19, 2009 and issuing 2,000,000 of its shares to EMC, of which 1,000,000 shares have been issued.

The 52 unpatented Federal claims comprising the Aurora Property are described as follows:

Claim Name	County Instrument	BLM Serial #
New U #11	97-8460	153217
New U #12	97-8461	153218
New U #13	97-8462	153219
New U #14	97-8463	153220
New U #15	97-8464	153221
New U #16	97-8465	153222
New U #17	97-8466	153223
New U #18	97-8467	153224
New U #19	97-8468	153225
New U #20	97-8469	153226
New U #21	97-8470	153227
New U #22	97-8471	153228
New U #23	97-8472	153229
New U #24	97-8473	153230
New U #25	97-8474	153231
New U #26	97-8475	153232
New U #27	97-8476	153233
New U #28	97-8477	153234
New U #29	2006-2238	160405
New U #30	2006-2239	160406
New U #31	2006-2240	160407
New U #32	2006-2241	160408
New U #33	2006-2242	160409
New U #34	2006-2243	160410
New U #35	2006-2244	160411
New U #36	2006-2245	160412
New U #37	2006-2246	160413
New U #38	2006-2247	160414
New U #39	2006-2248	160415
New U #40	2006-2249	160416

Claim Name	County Instrument	BLM Serial #
New U #41	2006-2250	160417
New U #42	2006-2251	160418
New U #43	2006-2252	160419
New U #44	2006-2253	160420
New U #45	2006-2254	160421
New U #46	2006-2255	160422
New U #47	2006-2256	160423
New U #48	2006-2257	160424
New U #49	2006-2258	160425
New U #50	2006-2259	160426
New U #51	2006-2260	160427
New U #52	2006-2261	160428
New U #53	2006-2262	160429
New U #54	2006-2263	160430
New U #55	2006-2264	160431
New U #56	2006-2265	160432
New U #57	2006-2266	160433
New U #58	2006-2267	160434
New U #59	2006-2268	160435
New U #60	2006-2269	160436
New U #61	2006-2270	160437
New U #62	2006-2271	160438

On an annual basis, each of these claims requires a rental payment of $125 to the Federal Government, payable by August 31.

Prior to commencing exploration and development work on the Aurora Property, Quincy engaged Dr. Gregory Myers, Ph.D, AUSIMM Chartered Professional Geologist, an independent qualified geologist, to review the historical resources on the Aurora Property in the context of NI 43-101 and to upgrade the historical resources to a resource category as defined in NI 43-101. Dr. Myers then prepared a technical report for EMC entitled Technical Report of the Aurora Uranium Project, Malheur County, Oregon, dated September 30, 2005 (the “Aurora Report”).

Aurora Property - Location and Access

The Aurora Property covers an area of 360 acres, totalling approximately 182.1 hectares comprised of 18 unpatented lode claims designated the New U Claims 11-28. EMC has recently acquired an additional 34 lode claims surrounding the project area to ensure total coverage of the resource, close any gaps with neighboring land owners, and secure areas critical to future exploration and development activities. The existing and newly acquired claim block consists of 52 lode claims covering 1,040 acres, covering approximately 526 hectares.

Aurora Property – Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Aurora Property occurs on the alluvial fan and gently rolling hills on the southern flank of the Trout Creek Mountains and just south of Flattop Mountain, southern Oregon. Elevations range from 5200 to 5400 feet above sea level. Vegetation consists of low desert sage and thin grasses in an arid, high desert climate. The Aurora Property area is cut by tributaries of Cottonwood and McDermitt Creeks.

The Aurora Property is accessed from Highway 95 at McDermitt, Nevada. A paved road goes west from the town of McDermitt and continues west, becoming an improved dirt road approximately 4.3 miles from the Highway 95 turnoff. The improved dirt road continues approximately 7 miles to the Aurora project area. Dirt roads provide good access to the project area.

McDermitt is located on US Highway 95 which provides access to Reno, Nevada to the south and Boise, Idaho to the north, which are the closest major transportation and support hubs, approximately 240 and 180 miles from the project area, respectively.

The climate of the Aurora Property area is typical of the high Nevada desert with summer temperatures commonly in the high 90'so F. Winter temperatures can reach below 0o F.. Rain and snow are minimal, averaging less than 8 inches per year. The operating season is rarely affected by weather conditions at the numerous operating Nevada mines in the equivalent climatic zone.

The surface rights of the Aurora Property area are controlled by the U.S. Bureau of Land Management and have not been removed from development or under other restrictions. The Aurora Property is situated 6 miles west of the 24,000 KVA Harney Electric Cooperative Substation that serviced the McDermitt mercury mine. A low tension power line crosses the southern edge of the Aurora Property and groundwater is abundant. Surface water is absent except during extended periods of rain. The terrain is relatively flat with a dry creek bed cutting the mineral zone. Excellent areas exist for potential mine facilities, mineral processing areas, and waste dumps. A skilled workforce exists within a 200 mile radius in Nevada and Oregon.

Aurora Property – History

Locke Jacobs staked the original Aurora claim block in 1977. Placer Amex entered into a joint venture with Jacobs and maintained the claims in good standing until 1990, at which time the claims were allowed to lapse. Mr. Sheriff, prior to his appointment as a director of EMC, restaked the New U claims in 1997 and has maintained the claims in good standing. EMC entered into an agreement to purchase the Aurora Property and completed an initial 43-101 report entitled Geological Report for Clan Resources Ltd., Aurora Project, Malheur County, Oregon, dated September 14, 2004, prepared by B. Ainsworth, P.Eng. of Ainsworth Jenkins Holdings Inc., an independent qualified geological and engineering consulting firm (the “Ainsworth Report”).

Uranium exploration on the Aurora Property area began as an offshoot of mercury and gold exploration efforts around the Bretz Mine. Placer had a limited reconnaissance program during 1974 and 1975. The program did not look promising and interest quickly ended.

Locke Jacobs completed an airborne geophysical survey over the area in 1977. Ground follow-up of a radiometric anomaly identified uranium mineralized outcrops. Locke Jacobs then staked claims on what became the Aurora prospect. Jacobs completed at least 90 drill holes in 1977 and 1978 totalling about 32,630 feet. The initial drilling program intersected a flat-lying mineralized zone, which in places was over 100 feet thick and assay averages were approximately 0.05%eU3O8.

Placer Amex entered into a joint venture agreement with Locke Jacobs in 1978 and continued uranium exploration on the claim block. Placer Amex completed approximately 447 rotary drill holes totalling about 151,590 feet, as well as 25 diamond drill holes totalling about 6,650 feet. The 562 drill holes completed by Locke Jacobs and Placer Amex were radiometrically logged by Century Geophysical Corp.

Placer Amex completed a pre-Feasibility study for the Aurora Project in 1980 and stated a reported non-NI 43-101 compliant mineral reserve of 16.8 million tons grading 0.048 % eU3O8, using a cutoff grade of 0.03% eU3O8 and a total of 22 million tons grading 0.043% eU3O8,using a cutoff of 0.025% eU3O8.

The mineral reserve was estimated with a simple polygon calculation method summing the five foot mineralized composites above the stated cutoff grade. The average grade was calculated for the drill hole and applied to the polygon volume. The number of calculated pounds of U3O8 and polygon tons were summed from each polygon to calculate an average grade.

Aurora Property – Geological Setting

The Aurora Property is within the Miocene McDermitt caldera system straddling the Oregon-Nevada border. The McDermitt caldera is approximately 30 miles long north to south and 20 miles wide east to west, and consists of at least five nested ring fracture systems. The oldest rocks in the region of the caldera are intrusive rocks of Cretaceous age. A granodiorite pluton outcrops along the western margin of the caldera. Early Miocene age basalt, andesite, and dacite flows erupted 18 to 24 mybp and lie unconformably upon the eroded granodiorite pluton, and appear to be the earliest volcanic rocks related to the caldera complex. Collapse of the caldera occurred about 16 mybp as the result of explosive eruptions of peralkaline ash flow tuff which began about 18 mybp. Voluminous rhyolitic to peralkaline ash flow tuffs were erupted from 15.8 to 17.9 mybp.

The volcanic rocks are dominated by ash flow sheets and with lesser volumes of andesitic to dacitic lava flows. The ash flow sheets are generally densely welded and are often difficult to distinguish from the dacitic flows. Rhyolitic ring domes and resurgent domes are associated with each of the nested caldera systems and often display banded or porphyritic textures.

Lacustrine sedimentary rocks consisting of tuffaceous sandstone, siltstone, shale, and claystone, with local chalcedony beds occur in restricted basins within the calderas. Lakebeds directly overlie dacitic lavas as well as rhyolite welded tuff and occupy about 20 percent of the interior of the caldera. Lake sediments generally fill moat-portions of the calderas and tend to be thickest near the ring fracture zones.

The Aurora Property area is covered with a thin veneer of alluvium overlying lake bed sediments. The lake sediments are generally tuffaceous but in places are complexly interbedded with the Aurora dacitic flows. The Lake Sediments overlie the Aurora flows with a contact that is abrupt in some areas, with thick flows marking the bottom of the sediments or by gradually increasing volumes and thicknesses of the dacitic flows and tuffs. The flows generally become more massive or compact near the contact with the underlying rhyolitic welded tuffs and flow domes. Cross sections in the Aurora area illustrate the generalized geologic relationships between the different units and the variability in thickness of the units. The Aurora lavas were deposited upon an irregular surface of rhyolitic rocks, which appear in part to be intrusive based on porphyritic textures, and may represent local volcanic domes.

The Quaternary alluvium is composed of a variety of alluvial, colluvial and in-situ debris consisting of volcanic boulders, cobbles and gravel derived from adjacent highlands and finer material derived from the lake sediments. The thickness of the gravels varies from 0 to more than 50 feet and averages about 20 feet.

The Lake Sediments are Miocene in age and are composed of poorly consolidated, subaerial tuffaceous material interstratified with fine grained non-descript bedded layers and discontinuous lenses and nodules of chalcedony. Tuffaceous material within the lakebeds includes devitrified glass fragments and fine to coarse grained crystal and lithic fragments. Lake sediments vary from finely laminated clay-shales, siltstones and tuffaceous sandstones, to more massively bedded rhyolitic air-fall ash tuffs. The lake sediments are up to 600 feet thick in the drillholes, being thickest on the north edge of the mineralized zone in a graben like growth basin. The sediments probably originated from local volcanic vents and were deposited in moat-like basins within the caldera margins.

The Aurora lava flows and tuffaceous units consist of a complex interbedded sequence of dark colored dacitic flows with vesicular to scoriaceous flow tops with some interbeds of ash. The cores of the flows are dense and black with rare plagioclase phenocrysts. Individual flows range in thickness from 5 to 50 feet. The lava sequence contains a variety of breccia layers, which include flow breccia, laharic breccia, pyroclastic breccia and local fault breccia. Cumulative thickness of the Aurora lava sequence is variable, but generally is 100 to 300 feet.

Rhyolitic rocks are at least in part intrusive and may represent several generations of extrusive and intrusive flow dome and vent breccia events. Whole-rock chemical analyses are very similar to the dacitic rocks of the Aurora lava flows. Extrusive rhyolitic welded tuffs are exposed on the margin of the project area north and east of the Bretz pits along the mountain front marking the caldera rim.

Aurora Property – Mineralization

Volcanic type uranium deposits are defined as mineralized systems associated with volcanic rocks in a caldera setting. The mineralization is associated with mafic to felsic volcanic rocks and is often intercalated with clastic sediments. Mineralization is largely controlled by structures, occurs at several stratigraphic levels of the volcanic and sedimentary units, and extends into the basement where it is found in fractured granite and in metamorphic rocks. There is generally a strong hydrothermal control to the transportation of uranium and the mineralization occurs as both primary and remobilized uranium in an oxidizing-reducing setting. Uranium mineralization is commonly associated with molybdenum, vanadium, lithium, other sulphides, violet fluorite and quartz to colloidal silica or opal.

The Aurora Report classifies the mineral resource determined to exist on the property as an Indicated Resource pursuant to the criteria prescribed by NI 43-101. The density of drilling information is sufficient to interpret the mineralized horizons with a high level of confidence. The calculation of an indicated resource rather than a measured resource is due to the lack of physical samples of drill core or chips which can be re-assayed, and the inability to re-enter old drill holes to confirm gamma logs of the mineralized zones.

The Aurora Report contains a calculated grade of the mineralized zone as an average, section by section, and did not utilize any weighting factors in the calculations to determine an indicated resource of 17.69 million tons at a grade of 0.0518 eU3O8% and 18.3 million pounds contained eU3O8. The pounds of eU3O8 for each section were tabulated along with the area and calculated volume for each section. The total number of tons contained in the mineralized zones and the total number of pounds of eU3O8 were summed and the average grade of the entire mineralized zone was calculated from these results. The calculated grade of 0.0518% eU3O8 agrees well with the statistical average of the sample population above the 0.03% cutoff, which is 0.0528% eU3O8.

Aurora Property – Exploration and Development

Neither EMC nor Quincy have completed any work beyond this data review and evaluation and the preparation of a new mineral resource model as outlined in the Aurora Report. Future work programs recommended in the Aurora Report are under consideration by EMC.

Arizona Strip Breccia Properties

The 46 unpatented Federal claims comprising the Arizona Strip Breccia Properties are described as follows:

Name	Date Recorded BLM	BLM Serial Number	Expiry Date
AZ 97-102	11/12/2004	363117-363122	9/1/2006
AZ 342-352	11/12/2004	363099-363108	9/1/2006
AZ 103-108/248-250	11/12/2004	363123-363139	9/1/2006
AZ 109-116	11/12/2004	363129-363136	9/1/2006
AZ 284-289/117-118	11/12/2004	363140-363147	9/1/2006
AZ 327-332	11/12/2004	363157-363161	9/1/2006

Each of these claims requires an annual rental payment of $125 to the Federal Government, payable by August 31.

The two Arizona State Leases comprising the Arizona Strip Breccia Property are known as the Rose Pipe and the 4 ½ Pipe, and are registered in the name of William M. Sheriff and Ronald Driscoll. The leases are described as follows:

Lease #	Township	Range	Section
08-109997	30N	4W	27 N 1/2
08-109971	28N	6W	24 S 1/2

Each of these leases requires an annual lease payment equivalent to $10 per acre plus $100 lease renewal fee made payable to the State of Arizona.

Arizona Strip Breccia Properties - Location and Access

The Arizona Strip Breccia Properties are located in Coconino and Mohave Counties, Arizona. Access to the Arizona Strip Breccia Properties is by good gravel or dirt road from Kanab, Utah for the projects north of the Grand Canyon or from Williams for the projects south of the Grand Canyon.

Arizona Strip Breccia Properties - Climate and Physiography

The area is considered to be transitional between high desert terrain and mountainous terrain although all of the project areas are relatively flat lying. Summer temperatures can reach over 100o F with winter lows dipping below zero on occasion. The area is semi-arid with a few days of heavy precipitation in an average year. Vegetation consists principally of desert cactus, sage, and locally pine trees do occur.

Arizona Strip Breccia Properties - History

In the 1970’s and 1980’s Energy Fuels Corp. (predecessor to International Uranium Corporation) recognized the potential of the area for small high-grade uranium ore bodies as a result of the earlier work in the district by Western Nuclear. After purchasing Western Nuclear’s properties throughout the district in 1978, Energy Fuels Corp. was able to put together a substantial land package before the competition became active. Energy Fuels Corp. also acquired Gulf's land package in 1982. Pathfinder, Rocky Mountain Energy and Uranerz were also actively exploring the district in the mid 1980s. Past production of high-grade uranium ore is known from several pipes in the district.

In the early 1990s virtually all exploration and development work ceased due to the falling price of uranium. During the 1990s, Energy Fuels dropped much of their extensive land holdings, retaining only a core group of claims surrounding previously identified targets. After acquiring the assets of Energy Fuels from bankruptcy court, International Uranium continued to pare down their claim holdings due to the decreasing economic outlook for uranium. In 2001 and 2002 most of these core groups were dropped as the price of uranium yellowcake fell to below $8.00 per pound. These properties lay dormant until 2004 when they were staked by EMC US.

Arizona Strip Breccia Properties – Geology and Mineralization

The exploration target throughout the district is uranium mineralization in solution collapse breccia pipes. Early prospecting in northern Arizona resulted in the discovery of a number of breccia pipes exposed by erosion along the flanks of the Colorado River drainage system. However, it is also not unusual for a breccia pipe to exhibit a circular topographic feature identifiable through air photo interpretation. Based on this relationship and the success of previous exploration, hundreds of breccia pipes are now known. Additionally, this work has shown that contrary to the earliest discoveries, numerous pipe structures also exist away from the main river drainage system.

A breccia pipe consists of a circular, chimney-like mass of highly fragmented rock resulting from the subsidence of large rock segments into a throat-like void created by solution activity in a lower formation. Continued subsidence causes fragmentation or "brecciation" of the large rock segments as the solution void fills with collapsed debris. Concentric fracturing and faulting are common to the outer edge of the pipe throat as a component of rock stress created by subsidence within the pipe. This feature, called the annular ring, will occur immediately adjacent to the throat or in an uneven pattern radiating out from the structure by tens of meters. Thus, pipe structures vary considerably in size and pattern, but most are identifiable by the common structural features of brecciation and an annular ring.

Uranium mineralization usually occurs in association with other minerals in the highly fractured breccia zone or the area influenced by the annular ring. Occasionally, mineralization occurs as bedded deposits in undisturbed rock beyond the annular ring. Vertical and horizontal zonation of minerals is evident in the known mineralized pipes. Both primary and secondary minerals are present.

Northwestern Arizona, including portions of Coconino and Mohave Counties, contains a prolific district of these mineralized solution collapse breccia pipes. These vertically elongated pipes present a compact and high-grade exploration target generally grading from 0.40 -0.75% U3O8 that may extend up to 3000 feet vertically as reported in 2005 by the Arizona Dept. of Mines and Mineral Resources Open File Report 05-22. In total, 17.25 million pounds of U3O8 have been produced from Arizona breccia pipes with 40 million pounds having been discovered during the 1980’s (Arizona Dept. of Mines and Mineral Resources OFR 05-22).

The Rose Pipe

The Rose Pipe is known to be mineralized with uranium as a result of previous work by Energy Fuels Nuclear (a subsidiary of Energy Fuels Corp.) (“EFN”) during the second half of the 1980’s. Drilling by EFN in 1986 returned intermittent anomalous uranium values between the depths of 1148.5 feet (350.2 metres) and 1866.0 feet (568.9 metres) with the following highlights, based on a 0.10%eU3O8 cutoff, as reported in the Arizona State Minerals Department files:

Historic Deep Drill Intercept – Energy Fuels Nuclear (1986) Rose Pipe

Interval, feet (metres)	Length	eU3 O8	Pounds per ton, U3 O8
1281.0-1292.5	11.5	1.064	21.28
(390.5-394.1)	(3.5)
1295.0-1295.5	0.5	0.168	3.36
(394.8-395.0)	(0.2)
1310.0-1322.0	12.0	0.130	0.260
(399.4-403.0)	(3.7)
1330.0-1332.5	2.5	0.105	0.210
(405.5-406.3)	(0.8)
1436.0-1440.5	4.5	0.124	2.48
(437.8-439.2)	(1.4)
1790.5-1800.0	9.5	0.161	3.22
(545.9-548.8)	(2.9)

The 4 ½ Pipe

Similarly, mineralization is known to occur at the more heavily explored 4 ½ Pipe. At least 7 short holes used for geophysical definition were drilled between 1984 and 1986. The data for this pipe and the other Arizona pipe targets has yet to be compiled by EMC.

Arizona Strip Breccia Properties – Results of Exploration Activities

Quincy completed an exploratory drill program in late 2005 on the Rose Pipe, which identified two mineralized zones, one 49.5 foot section that averaged 0.14% eU3O8 and one 10 foot zone that averaged 0.065% eU3O8.

Procedure

A total of 1928 feet (587.8 m) were drilled in one vertical hole located above the interpreted surface projection of the throat of the pipe. This hole was setup as a 25 foot offset to the north of EFN’s earlier deep drill hole for which historical data has been recovered, and it is thought to lie approximately 25 feet to the south of a second deep drill hole by EFN whose exact location is not known but for which historical data have been recovered. No other deep drill holes are known to exist on the Rose Pipe.

The hole was drilled using a tri-cone bit to 687 feet (209.5 m) and a diamond drill bit from 687 feet to the end of the hole at 1928 feet. Two separate intervals, comprising an aggregate of thirteen samples, representing zones of high radiation response (approximately 10 times background) on a handheld scintillometer were selected for further geochemical analyses.

Natural gamma ray and resistivity geophysical logging of the entire drill hole was completed by Century Geophysical Corp. of Tulsa, OK. An estimate of in-situ uranium grade, expressed as equivalent U3O8 (eU3O8) can be calculated using the digital natural gamma ray values acquired by down hole logging. Chemical assays of composited samples of drill core recovered from two mineralized zones were also completed and serve as a check on the calculated radiometric uranium grades (eU3O8).The following table presents a comparison of equivalent uranium as measured by the gamma ray log (% eU3O8) and chemical uranium (% cU3O8) as determined by the chemical assays.The average grade of Mineralized Zone 1, which is 50 feet thick, is 0.140% as determined by the gamma ray log compared to an average of 0.11% as determined by chemical assay. The average grade of Mineralized Zone 2 (10 feet thick) is 0.065% as determined by the gamma ray log and 0.060% as determined by chemical assays.

The above procedure was under the supervision of Dr. Art Ettlinger, P. Geo., now Chief Geologist for EMC.

	Mineralized Zone 1			Mineralized Zone 2
Interval, feet	% eU3 O8	% cU3 O8	Interval, feet	% eU3 O8	% cU3 O8
1401.5-1406.5	0.129	0.050	1756.0-1761.0	0.061	0.046
1406.5-1411.5	0.211	0.131	1761.0-1766.0	0.069	0.073
1411.5-1415.0	0.145	0.100
1415.0-1420	0.253	0.177
1420.0-1424.0	0.222	0.218
1424.0-1429.0	0.163	0.067
1429.0-1432.0	0.134	0.168
1432.0-1437.0	0.093	0.113
1436.0-1442.0	0.088	0.079
1442.0-1447.0	0.070	0.078
1447.0-1451.0	0.023	0.044

In addition to encountering anomalous uranium values, the drill hole also encountered anomalously high values of other heavy metals including 2.77% nickel and 0.5% cobalt in one 5-foot composited sample.

Interpretation

Based on core examination, the drill hole is interpreted to have entered the throat of the breccia pipe at a depth of 1,330 feet (405.5 meters). As a result of drill hole deviation and irregularity along the edge of the pipe, the drill hole intermittently exited and reentered the throat of the pipe at several points along its north-northwestern edge before finally exiting the pipe for good at a depth of about 1,700 feet (518.3 meters).

The drill hole encountered intermittent zones of anomalous radioactivity, which is related to uranium mineralization, between depths of 749 feet (235 meters) and 1,922 feet (600 meters). Mineralization was encountered in a variety of environments associated with the breccia pipe and generally correlates with zones of anomalous mineralization encountered in the two deep holes drilled by EFN.

The recently completed drill hole is encouraging both as to the grade and thickness of the mineralization encountered and the fact that it demonstrated continuity of mineralization in broad zones between drill holes within and peripheral to the pipe. The geology of this breccia pipe is similar to that encountered in other breccia pipes of commercial interest on the Arizona Strip both as to breccia composition and mineralized environments. Based on the results encountered in this drill hole, additional drilling is clearly justified to assess the limits of the pipe and its resource potential.

Arizona Strip Breccia Properties – Proposed Work Program and Budget

Quincy completed an exploratory drill program on the Rose Pipe. EMC currently has no further plans for exploration.

Elliott Lake Property

Quincy acquired an option to earn up to 75% interest in ten Provincial mineral claims with known uranium mineralization located in Buckles Township, Ontario from Canada Enerco Corp. (“Canada Enerco”) pursuant to an Option Agreement dated February 10, 2005, as amended.

Township	Claim Number	Recording Date	Claim Due Date
Buckles	SSM 3009179	October 19, 2004	October 19, 2006
Buckles	SSM 3009180	October 19, 2004	October 19, 2006
Buckles	SSM 3009181	October 19, 2004	October 19, 2006

Buckles	SSM 3009182	October 19, 2004	October 19, 2006
Buckles	SSM 3009183	October 19, 2004	October 19, 2006
Buckles	SSM 3009192	October 19, 2004	October 19, 2006
Buckles	SSM 3015364	October 19, 2004	October 19, 2006
Buckles	SSM 3015365	October 19, 2004	October 19, 2006
Buckles	SSM 3015366	October 19, 2004	October 19, 2006
Buckles	SSM 4201526	November 16, 2004	November 16, 2006

Each of these claims requires an annual rental payment to Government of Ontario in varying amounts, none of which, individually or in the aggregate, are significant.

As consideration for the option, to date Quincy has paid to Canada Enerco CDN$100,000 and issued 300,000 shares of its common stock. In order to earn a 50% interest, Quincy must incur exploration expenditures of CDN$850,000 on the property by September 1, 2008 and pay Canada Enerco an additional CDN$100,000 and issue an additional 200,000 shares as follows:

On or Before	Exploration and Development Expenditures	Cash	Shares
September 1, 2006	$100,000	Nil	None
February 8, 2007	Nil	$50,000	100,000(1)
September 1, 2007	$250,000	Nil	None
February 8, 2008	Nil	$50,000	100,000(1)
September 1, 2008	$500,000	Nil	None

(1)Canada Enerco has agreed to accept EMC common shares in lieu of Quincy shares in respect of the aforementioned obligations, at the ratio of 0.20 EMC shares for each Quincy share issuable.

Consequent upon the Quincy Plan of Merger, EMC will earn a 60% interest if it incurs aggregate exploration expenditures of CDN$1,850,000 by September 1, 2009. EMC can earn an additional 15% interest if it funds and completes a bankable feasibility study on the Elliott Lake Property within three years of opting to do so.

Elliott Lake Property - Location and Access

The Elliott Lake Property is located in Buckles Township, Ontario. Access to the Elliott Lake Property is via Provincial Highway 17 and Highway 108 and from there by gravel road.

Elliott Lake Property - History

The Elliott Lake Property covers areas previously held by the Panel Mine, Conecho, and Roche Long Lac (North Rock Explorations). These three companies drilled 31 holes on the Property, of which 18 were used in determining a historic U3O8 resource.The resource calculation was prepared in accordance with generally accepted practices used at the time the mines were in production. The figures are for in place tonnages and pounds of U3O8with no allowance made for pillars, mining dilution or mill tailings loss.

In a report furnished to Quincy by Canada Enerco the following historic resources are reported: 1,274,600 tons grading 1.316pounds of U3O8 per tonin the mine indicated resource category; 5,302,000 tons grading 1.274 pounds of U3O8 per ton in the drill indicated category; and 10,881,600 tons grading 1.135pounds of U3O8 per ton in the possible category.Based on these figures the total resource is 17,458,200 tons averaging 1.206 pounds per ton and containing approximately 20,787,200 pounds of U3O8.

The Elliott Lake district has produced a total of 140 million tons at an average grade of 1.8 pounds of U3O8 per ton for a total of more than 250 million pounds of U3O8.

Elliott Lake Property - Geology and Mineralization

The Elliott Lake Property is deemed to be a valid geologic target because of its location within the historic Elliott Lake uranium district, which has produced approximately 320 million pounds of U3O8 throughout its history.The property is situated on the north limb of the Quirke Lake Syncline and is underlain by an eastern extension of the uranium-bearing Matinenda quartz pebble conglomerates. This is the favored host rock for the district and was the host of uranium mineralization mined from both the nearby Panel and Can Met Mine properties.

Elliott Lake Property – Proposed Work Program and Budget

An exploration program and budget for the Elliott Lake Property has yet to be developed. However, following a full data review, EMC anticipates that it will formulate a drill program to further define the existing resource and bring the historic resource figures into compliance with current disclosure requirements. The cost of the data review is estimated to be less than $50,000.

Hosta Butte Property

Quincy entered into a definitive option agreement with NZ Uranium LLC dated March 18, 2005, as amened, pursuant to which it could earn up to a 65% interest in three separate uranium properties, one of which is the Hosta Butte property in New Mexico.

As consideration for the option, Quincy agreed to issue to NZ Uranium LLC 3,000,000 shares of common stock. In order to exercise the options, Quincy was required to spend a total of USD $4,150,000 on exploration and development of the properties over a four year period and issue to NZ Uranium LLC common shares of EMC per property as follows:

	Exploration and Development
On or Before	Expenditures	EMC Shares (per Property)
December 31, 2006	$400,000	Nil
December 31, 2007	$750,000	70,000
December 31, 2008	$1,250,000	70,000
December 31, 2009	$1,750,000	70,000

The agreement is subject to the resolution of certain outstanding title issues and the finalization of a formal operating agreement to govern the relationship of the parties on exercise of the options.

EMC and NZ Uranium LLC are also in the process of completing the form of operating agreement and addressing several other consequential amendments to the existing agreement, including an amendment which would allocate obligations and awards in the event that EMC is unable to conduct exploration and development activities on the properties due to the Navajo moratorium and commences a takings case.

EMC has the right to increase their interest in any or all of the properties to 80% if it elects to fund one or more of the properties to a bankable feasibility study for the intended mining and processing operation, in which case it would be required to issue to NZ Uranium LLC an additional 50,000 shares of common stock per property.

Hosta Butte Property – Description and Location

The Hosta Butte Property comprises 1,920 acres of fee-simple mineral rights covering three sections of land: Sections 3, 9 and 11 of Township 16 N, Range 13 W, New Mexico, Prime Meridian. However the mineral resource is largely confined to Section 3.

Surface ownership is held by the United States federal government in trust for the Navajo Nation. The Hosta Butte Property is located 3 miles southwest of the town of Crownpoint, New Mexico and is accessible from State Highway 57. Access to the Property traverses Indian Allotted and Tribal Trust surface rights consequently permission for access to the property must therefore be obtained.

On April 26, 2005, Navajo Nation President, Joe Shirley Jr., signed the Dine Natural Resources Protection Act of 2005, a measure that outlaws uranium mining and processing on the Navajo reservation that covers parts of Arizona, New Mexico and Utah.

Hosta Butte Property – Accessibility, Climate and Physiography

The Hosta Butte Property is arid with approximately half of the annual precipitation (10.22 inches) falling in the months of July, August and September. The climate of property is typical of the high New Mexico Canyonlands desert with summer temperatures commonly in the mid 80;s°F and winter temperatures averaging in the mid teens °F. The site is located on a relatively flat plateau area at the top of a steep escarpment. Locally, the area has a rough topography with narrow valley floors and steep ridges.

The property is accessed from Highway 9, west from Crownpoint. A dirt road turns to the south approximately 2 miles west of Crownpoint and continues through the mountain range to the Puercos River. The road continues east along the Puercos river then turns to the north in Section 11, continuing to wind up the project area. Several locked gates limit access.

The surface rights of the property area are partially controlled by private property holders. The surface rights have not been removed from development and are not under other restrictions. The property is outside of the Navajo Reservation and is situated about 5 miles south of the small town of Crownpoint. The area has good access to power and water. Surface water is absent except during extend periods of rain. The terrain is hilly and well drained. A workforce exists within a 100 mile radius.

Hosta Butte Property – History

The Hosta Butte Property is part of the checkerboard of deeded railroad sections which include surface and mineral rights. Congress chartered the Atlantic and Pacific Railroad Company in 1866 (the “A&P”). The A&P was purchased in bankruptcy proceeds by the St. Louis-San Francisco Railway Company, commonly called the “Frisco”. Frisco and the Atchison Topeka and Santa Fe Railway Company formed a joint venture in 1880 and used the old A&P charter to build a railroad line, earning millions of acres of federal grant fee lands in New Mexico and Arizona with surface and mineral rights.

Frisco incorporated New Mexico and Arizona Land Company in 1908 in what was then the Territory of Arizona to hold its grant lands until they could be sold. Uranium was discovered on the grant lands in New Mexico in 1968. In the 1980’s NZ Uranium LLC turned its principal focus from rural to urban real estate investing and development. After a period of aggressive real estate investing, NZ Uranium LLC expanded into bridge financing of real estate. New emphasis was placed on the liquidation of NZ Uranium LLC’s historic assets.

After a series of mergers and changes in controlling parties, Robert M. Worsley purchased the remaining rural assets in March 2002. The originally incorporated name of New Mexico and Arizona Land Company was retained and formed into a limited liability corporation. The NZ Uranium LLC was spun off to control the lands in the uranium trend of New Mexico and Arizona in 2002.

Uranium exploration in the area began in the 1950’s and continued and through 1979. During this period more than 123,000 tonnes of uranium oxide were extrated from the Grants Uranium Belt, representing 40% of the United States production.

Conoco completed at least 133 drill holes on the Hosta Butte Property in the late 1970’s, totaling at least 325,285 feet. The total depth of the drilling is estimated because the radiometric drill logs do not state the total depth drilled and a drill hold tabulation with collar information and total depth drilled was not included in the NZ Uranium LLC database. The Conoco drilling program intersected multiple flat-lying mineralized zone,s which in places are over 50 feet thick. These 133 drill holes were radiometrically logged and make up the basis for this resource calculation and technical review.

Hosta Butte Property – Geology and Mineralization

The Hosta Butte Property is located northeast of the Zuni Uplift on the Chaco slope of the San Juan Basin. Stratigraphic units of concern at Hosta Butte include the Jurassic Morrison Formation through the Cretaceous Dakota Sandstone, Mancos shale, and the Mesa Verde Group.

Uranium mineralization is found in sandstones and thin inter-bedded mudstones belonging to the Westwater Canyon Member of the Morrison Formation. This zone contains an average total thickness of 300 feet. Underlying and overlying the Westwater Canyon Member are the Recapture and Brushy Basin Members, respectively, which are anticipated to act as aquitards to the uraniferous leach solutions from the ore zone. The Recapture Member comprises approximately 250 feet of siltstones, mudstones and sandstones while the Brushy Basin Member is characterized by 100 to 150 feet of bentonitic mudstones and interbedded lenses of siltstone and sandstone.

To date, no work has been performed by EMC on the property other than the completion of a National Instrument 43-101 technical report on the Hosta Butte Property, McKinley County, New Mexico, dated April 18, 2006, as prepared by Gregory Myers, Ph.D. (the “Hosta Butte Report”). The Hosta Butte Report calculates an indicated resource of 14.822 million pounds of eU3O8 in 6.598 million tons at a grade of 0.1123% eU3O8.

Crownpoint Property

On May 12, 2005, Quincy entered into a definitive Option Agreement with NZ Uranium to earn a 65% interest in the Crownpoint property located in McKinley County, New Mexico.

As consideration for the option, Quincy issued to NZ Uranium LLC 3,000,000 shares of common stock and paid to NZ Uranium LLC $350,000. In order to exercise the option, there is a requirement to spend a total of $4,000,000 on exploration and development of the properties over a four year period, of which $500,000 is a firm commitment, to issue to NZ Uranium LLC 400,000 shares of Quincy (which were issued) and to issue an additional 550,000 shares of EMC’s common stock per property, all as follows:

On or Before	Exploration and Development Expenditures	Shares
May 12, 2007	$500,000	120,000
May 12, 2008	$750,000	200,000
May 12, 2009	$1,250,000	230,000
May 12, 2010	$1,500,000	Nil

EMC has the right to increase its interest in the Crownpoint property to 80% if it elects to fund the property to a bankable feasibility study for the intended mining and processing operation, in which case it would be required to issue to NZ Uranium LLC an additional 150,000 shares of common stock.

NZ Uranium LLC maintains a 60% fee-simple interest in the mineral rights conveyed under the agreement in Section 24 and a 100% fee-simple interest in the mineral rights conveyed under the agreement in Sections 19 and 29. Surface rights to these lands are held by various private individual and state or federal jurisdictions.

The Crownpoint property is located on lands that may be the subject to claims by the Navajo Nation. On April 26, 2005 Navajo Nation President Joe Shirley Jr. signed the Dine Natural Resources Protection Act of 2005, a measure that outlaws uranium mining and processing on the Navajo reservation that covers parts of Arizona, New Mexico and Utah. Quincy is currently assessing the impact of this development on their Crownpoint property in consultation with legal counsel.

The agreement provides that, in the event that EMC is unable to conduct exploration and development activities on the Crownpoint property due to the Navajo moratorium, its obligations under the agreement will be suspended. In addition, EMC has the right (but not the obligation) to pursue a takings case, in which case it would bear all of the costs incurred in pursuing such a case and any award (net of costs) would be split between EMC and NZ Uranium LLC on a 35% and 65% basis, respectively.

The agreement is subject to the resolution of certain outstanding title issues and the finalization of a formal operating agreement to govern the relationship of the parties on exercise of the option. Quincy and NZ Uranium LLC have reached a tentative agreement to extend the deadlines stated above for Exploration and Development Expenditures and Share Issuances for an additional year from May 12 and are in the process of documenting this agreement.

Quincy has paid to NZ Uranium LLC $125,000 as consideration for this extension. NZ Uranium LLC has also agreed to accept shares of EMC in place of the Quincy shares to be issued to it, subject to the appropriate adjustments.

EMC and NZ Uranium LLC are in the process of completing the form of operating agreement and addressing several other consequential amendments to the existing agreement.

Crownpoint Property – Location and Access

The Crownpoint Property comprises 1,099.24 acres in three sections of land: Sections 19 and 29 of Township 17 N, Range 12 W and Section 24, of Township 17 N, Range 13 W, New Mexico P. Meridan, McKinley County, New Mexico as follows:

Township	Range	Meridian	Section(s)
17 N	12 W	N.M.P.M.	19
17 N	12 W	N.M.P.M.	W ½ of Section 29
17 N	13 W	N.M.P.M.	N ½ NE ¼ SE ¼; N ½ SE ¼ NE ¼ SE ¼; SW ¼ NE ¼ SE ¼; N ½
NW ¼ SE ¼ SE ¼; S ½ SE ¼ SE ¼; W ½ SE ¼ of Sec. 24.

The Crownpoint property is located at the town of Crownpoint, New Mexico and is accessible by all season road approximately one mile to the west of State Highway 371.

Crownpoint Property – Climate and Topography

Crownpoint is located at 6,971 feet elevation and has an arid climate with approximately half of the mean annual precipitation (about 10 inches) falling in the months of July, August and September. The site is located in a low-lying area surrounded by rugged valley walls and flat-topped mesas. Locally, the area has a rough topography with narrow valley floors and steep ridges.

Crownpoint Property – History

After the price of uranium collapsed in the early 1980’s, no further work was performed on the property although other operators in the Crownpoint area such as Mobil Oil Company and Hydro Resources Inc. worked on bringing their uranium resources into production.

Crownpoint Property – Geology and Mineralization

Crownpoint is located northeast of the Zuni Uplift on the Chaco slope of the San Juan Basin. The principle stratigraphic unit of concern at Crownpoint is the Jurassic Morrison Formation, which hosts most of the known uranium deposits in the basin. Uranium mineralization is found in sandstones and thin interbedded mudstones belonging to the Westwater Canyon Member of the Morrison Formation. As the Morrison Formation is the primary host to uranium mineralization in the Grants district, Quincy deems the Crownpoint property as a justified acquisition and to be highly prospective for uranium.

Crownpoint Property – Proposed Work Program and Budget

Neither EMC nor Quincy have performed any work to date on the property. As such, it is EMC’s intention to first compile all of the existing data on the resource and bring this asset into modern compliance standards. Once this is completed, a decision to perform a feasibility study may be made. The permitting process can also be initialized at the time of feasibility. Present cost estimates for the compilation work and resource estimates are approximately $150,000.

Exploration on the Property will cost approximately $150,000. This amount provides for additional sampling of the vein system in the central portion of the Property together with sample analyses ($15,000), geophysical surveys and the construction of a control grid ($35,000) and approximately 5,000 feet of reverse-circulation drilling at an all inclusive cost of $20 per foot, which would include geological supervision, logging, sampling and assaying of drill samples ($100,000).

Crownpoint Property – Technical Report

Quincy has completed a NI 43-101 Technical Report covering the majority of the SE ¼ of Section 24, T17N R13W New Mexico Prime Meridian (approximately 140 acres) (the “Section 24 Property”), in which NZ Uranium LLC has a 60% interest in the property. The technical report calculates an Indicated Resource of 9.966 million pounds of eU3O8 at a grade of 0.1048 % eU3O8 for such section.This new resource estimate is based on 316,750 feet of drilling in 157 holes drilled by Conoco during the 1970’s. Metallurgical testing by Conoco has also demonstrated the Crownpoint deposit is amenable to ISL mining.

Quincy has completed a separate technical report on the remaining 960 acres comprising the Crownpoint Property, in which NZ Uranium LLC has a 100% interest, covering Section 19 and west half of 29 portions. The technical report calculates an Indicated Resources of 13.672 million pounds of eU3O8 in 7.06 million tons at a grade of 0.0968% eU3O8for this portion ofthe Crownpoint Property. This resource estimate is based on a minimum of 667,000 feet of drilling in 325 holes drilled by Conoco during the 1970s.

The Technical Report of the Section 19 and 29 Portions of the Crownpoint Property, McKinley County, New Mexico, dated April 7, 2006, and the Technical Report of the Section 24 Portion of the Crownpoint Property, McKinley County, New Mexico, dated March 2, 2006, were prepared by Gregory Myers, Ph.D.

Methodology

Measurement of the uranium concentration in historic drill holes was made with radiometric logging of the drill holes throughout the entire resource area. Natural gamma (counts/second, or cps), self potential (millivolts), and resistance (ohms) were recorded at ½ foot increments on magnetic tape and then processed by computer to graphically reproducible form. The eU3O8 % conversions from the gamma log data were then calculated using the raw natural gamma counts and the sample quality is considered to be acceptable and representative of uranium values within the range of acceptable analytical error. Conoco collected the down hole geophysical survey data on the 1/2 foot intervals regardless of rock type or alteration, eliminating any sampling bias. High-grade intervals exist and extend with fairly consistent values laterally for several hundred feet; these high-grade values have not been cut or weighted for the calculation of the average grade of a bench.

The database consists of more than 28,800, ½ foot original gamma probe readings, which were used to calculate the resource model. Dr. Myers calculated the grade of the mineralized zone as an average, bench by bench, and did not utilize any weighting factors in the calculations. The pounds of eU3O8 for each bench were tabulated along with the area and calculated volume for each bench. The total number of tons contained in the mineralized zones and the total number of pounds of eU3O8 was summed and the average grade of the entire mineralized zone was calculated from these results. The calculated grade of 0.1048% eU3O8 is below the statistical average of 0.132% eU3O8 for the sample population above the 0.04% cutoff because of internal waste, which cannot be separated from ore in an ISL mining scenario. The calculated grade utilized the average grade of the 10-foot bench composites and includes 1/2-foot intervals below the 0.04% cutoff grade.

The 2006 Crownpoint Section 24 Resource Statement using a 0.04% U3O8 grade cutoff is:

	Million Ton	Grade, eU3 O8%	Contained eU3 O8 (Million Pounds)
Indicated Resource	4.75	0.1048	9.966

Other historic resource calculations on the Section 24 Property include 1.8 million tons grading 0.15% eU3O8 containing 6.48 million pounds eU3O8 by Conoco in 1979, based on underground mining, and 11.78 million pounds of eU3O8 by Hydro Resources Inc. in 1997.

Other Uranium Mineral Properties

Coyote Basin Property

In October 2006, EMC completed the staking of approximately 13,800 acres of claims and an application for a 640-acre State of Colorado lease southwest of the Danforth Hills in northwestern Colorado. The Coyote Basin Project is located midway between EMC’s Maybell and Skull Creek projects in northwestern Colorado approximately 19 miles southwest of the town of Maybell. This property was identified as a result of EMC’s ongoing extensive and thorough evaluation of a number of databases.

The area was deemed prospective for uranium in the late 1970s and originally staked in 1978 by two now-defunct partnerships controlled by Western Mining Resources Inc. (WMR, also now defunct). Exxon, Plateau Resources Co. (a subsidiary of Consumers Power of Detroit) and Mineral Fuels Co. were also active in the area. The area has been dormant since the downturn in the uranium industry in the early 1980s.

Uranium is contained in at least four, shallow dipping, uranium-vanadium bearing lignite and carbonaceous shale horizons within the lower and upper Paleocene Fort Union Formation. All four units indicate fresh or brackish water, swamp or shallow lacustrine depositional environments. Uranium is thought to have derived from leaching and downward percolation of groundwater from the now-eroded uraniferous Miocene Browns Park or Eocene Wasatch Formations. WMR had mapped the outcrop belt of the host formations and their contained uranium-bearing units for at least seven miles within EMC’s land holdings.

From a 1978-79 program of surface sampling, coring, drill hole chip sampling and gamma logging of 24 widely-spaced drill holes, WMR established an historic uranium resource of 35.4 million pounds U3O8 averaging 0.20% U3O8 and 0.10% V2O5 over a strike length of four miles above a depth of 250 feet, the depth cutoff of economic strip mining at that time (WMR Coyote Basin Report, 1980). Above a depth of 100 feet, WMR calculated a strippable resource of 11.3 million pounds. All of this resource, and additional uranium mineralization known to exist further down dip, is contained within EMC’s claims and State lease application area. Vanadium content is erratic and is unlikely to make a significant impact on the project economics.

Incomplete outcrop assays ranged from <0.01% to 2.34% U3O8 and from <0.01% to 0.98% V2O5 with mineralization occurrences along the entire seven-mile outcrop belt mapped and sampled. Assays were performed volumetrically by Root & Simpson of Denver, Colorado. Thickness of the individual beds is reported to range from 1 to 40 feet and average five feet. In addition to the four uranium-bearing units in the Fort Union, several horizons of lesser importance were mapped in the lower Wasatch.

Incomplete drill chip assays over 5- to 10-foot hole lengths ranged from <0.01% to 0.826% U3O8 and from <0.01% to 0.56% V2O5. The best holes showed 10 feet grading 0.432 (4.3 GT, grade x thickness) and 20 feet grading 0.130% U3O8 (2.6 GT). Core sample assays for the two cores drilled showed generally thinner zones but comparable grades with U3O8 from <0.01% to 1.806% . No vanadium assays were run on core. Core assays were performed by Mineral Assay Laboratories of Grand Junction, Colorado.

EMC is encouraged by the grade and extent of this prospect and intends to continue to search for and analyze information from prior operators.

All resource estimates quoted above are based on data and reports obtained and prepared by previous operators. EMC has not completed the work necessary to independently verify the classification of the mineral resource estimates and is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The Coyote Basin Property will require considerable further evaluation which EMC's management and consultants intend to carry out in due course.

Pursuant to an Agreement of Purchase and Sale dated October 25, 2004 made between Ron Driscoll, of Prescott Valley, Arizona, EMC and EMC (US), EMC acquired a 100% interest in 123 Arizona mineral claims and 1 Arizona mining permit covering 2,820 acres together with 11 Wyoming mineral leases covering 4,760 acres. As consideration, EMC issued a total of 500,000 shares to Mr. Driscoll.

Pursuant to a Letter Agreement dated November 16, 2005 between Powertech Industries Inc. of Vancouver and EMC, EMC sold its 100% interest in the mineral claims situated in Black Hills Meridian, South Dakota to Powertech, with EMC retaining a production royalty of from 2% to 4%. As consideration, Powertech issued 1,000,000 of its common shares to EMC and 1,250,000 share purchase warrants each entitling EMC to acquire one additional share of Powertech at a price equal of $1.00 per share for a period of one year.

Pursuant to an option agreement made between EMC and Thelon Ventures Ltd. of Vancouver dated June 20, 2005, EMC optioned a 51% interest in 49 claims in Nye County, Nevada to Thelon in consideration of Thelon paying EMC $20,000, spending an aggregate $1,000,000 on exploration expenditures and issuing to EMC a total of 1,250,000 of its common shares to EMC over a five year period. 500,000 of the said shares have been issued. EMC acquired the Nye County claims by staking.

Properties Acquired Pursuant to the Standard Plan of Arrangement

Maybell Property

During its year ended October 31, 2005, Standard acquired, by staking at a cost of $272,842, the right to explore certain claims located in Northwestern Colorado, near the rural community of Maybell. The Maybell Property includes 653 lode claims and two pending State of Colorado leases covering approximately 13,000 acres and two mineral trends with thick, low-grade uranium mineralization potentially amenable to in-situ leach technology.

Uranium mineralization in the Maybell District occurs in sandstones of the Tertiary Browns Park Formation. Production in  the 1950s-1960s by Union Carbide Corp. and others yielded approximately 4,000,000 pounds U3O8 from shallow open pit deposits and heap leaching. Although some potential remains for shallow deposits, EMC believes the property’s potential lies in deeper, unexplored portions of the Browns Park Formation sandstone. Field mapping at various scales was conducted by Standard during June and July of 2005 with additional target areas identified for future investigation through mapping and drilling. In addition, historic exploration and mining data for the area has been acquired.

Skull Creek Property

During its year ended October 31, 2005, Standard acquired, by staking at a cost of $18,370, the right to explore certain claims located in western Moffat and Rio Blanco counties of northern Colorado. The 72 claims staked and two pending State of Colorado Leases cover a uraniferous lignite bed partially explored over a 12-mile strike length in the 1950s-1970s by sampling, drilling and underground exploration. Additional work in this area is pending further research on past exploration work in the area.

Additional Properties of EMC

EMC acquired an extensive portfolio of other mineral properties in connection with its acquisitions of Quincy and Standard.

All of EMC’s mineral properties are at the exploration stage and consequently any work program EMC recommends is exploratory in nature. None of EMC’s mineral properties have known mineral reserves. As part of EMC’s exploration activities, EMC obtains exploration permits and is required to issue various reclamation bonds. Once the reclamation of the property is complete, the reclamation will be refunded. Some of EMC’s properties have undergone historic exploration staged work by previous operators. While the data from this historic work may, or may not, be available in some cases, the total extent of such work, and the costs incurred to perform this work, are generally lost to history.

Mineral Properties Acquired Pursuant to the Quincy Plan of Merger

The gold property portfolio obtained by EMC through the Quincy Plan of Merger has been transferred to EMC’s wholly owned subsidiary, Golden Predator Mines Inc. (“Golden Predator”). The transfer completes the first step necessary to ensure that full value is realized from these significant gold assets. EMC is considering several available options to complete rationalization of its gold portfolio, which will allow EMC to continue on its focused goal of becoming a major uranium producer in the United States.

There were eight gold properties acquired through the Quincy Plan of Merger. Five of these properties are located in Nevada (Agate, Milk Springs, Lantern, Millers and Silver Bow), two are located in Wyoming (Rattlesnake Hills and Lewiston) and one is located in Oregon (Quartz Mountain). Four of these (Lantern, Millers, Rattlesnake Hills and Quartz Mountain) have undergone modern drilling with results that support the need for follow up drill programs. Milk Springs and Silver Bow are located in areas of extensive exploration workings and small mine development but only limited historic data is available for these areas.

Rattlesnake Hills and Lewiston Properties

Pursuant to the terms of an option agreement dated October 14, 2004, as amended December 14, 2005 with Bald Mountain Mining Co. (the “Rattlesnake Option Agreement”), Quincy acquired options to earn up to a 100% interest in each of the Rattlesnake Hills and Lewiston Properties, subject to certain royalties.

Consequent with the Quincy Plan of Merger, EMC was required to maintain the Rattlesnake Hills and Lewiston Properties in good standing during the currency of the agreement and to pay the obligations of Bald Mountain Mining Co. to the underlying owner of the Rattlesnake Hills Property.

As consideration for the granting of the options, Quincy paid to Bald Mountain Mining Co. the sum of $50,000 and issued to Bald Mountain Mining Co. 100,000 shares of its common stock. The option consideration was paid as follows: $35,000 and 50,000 shares on execution of the option agreement, an additional $15,000 and 50,000 shares in April, 2005.

In order to exercise the option to acquire the Rattlesnake Hills Property, EMC is required to spend a total of $5,000,000 on exploration of the property over five years as follows:

- $150,000 on before August 14, 2006; (previously paid by Quincy
- $350,000 on or before August 14, 2007;
- $500,000 on or before August 14, 2008;
- $1,000,000 on or before August 14, 2009; and
- $3,000,000 on or before August 14, 2010.

EMC will earn an incremental interest in the Rattlesnake Hills Property of 10% for each $500,000 expended on exploration of the Rattlesnake Hills Property.

In order to exercise the option to acquire the Lewiston Property, EMC is required to spend a total of $1,000,000 on exploration of the property over four years as follows:

- $100,000 on or before August 14, 2006; (previously paid by Quincy)
- $150,000 on or before August 14, 2007;
- $250,000 on or before August 14, 2008; and
- $500,000 on or before August 14, 2009.

EMC will earn an incremental interest in the Lewiston Property of 10% for each $100,000 expended on exploration of the Lewiston Property.

Pursuant to the mining lease under which Bald Mountain Mining Co. acquired part of the Rattlesnake Hills Property, Bald Mountain Mining Co. is required to pay a 4% Net Smelter Return (NSR) to the owners of the property, with an annual advance royalty payment of $20,000 and to maintain the property in good standing, an obligation assumed by Quincy pursuant to the Rattlesnake Option Agreement.

Thirty of the unpatented mining claims comprising the Rattlesnake Hills Property are subject to a 4% NSR and 22 of the unpatented mining claims comprised in the Rattlesnake Hills Property are subject to a 3% NSR. The Lewiston Property is subject to a 3% NSR.

Certain of the Federal claims comprised in the Rattlesnake Hills Property are registered in the name of David R. Miller and/or Lyle D. Fruchey on behalf of Bald Mountain Mining Co. and are described as follows:

Name	Date Recorded BLM	BLM Serial Number	Expiry Date
MG #1-3, 5-6	10/25/2004	WMC247272-74; WMC247276-77	9/1/2006
BIF #8-14, 25-28, 45	10/25/2004	WMC221912-15; 19 WMC221924-30	9/1/2006
GM #83-84	10/25/2004	WMC244849-50	9/1/2006

The remainder of the Federal claims comprising the Rattlesnake Hills Property are registered in the name of Bald Mountain Mining Co. and are described as follows:

Name	Date Recorded BLM	BLM Serial Number	Expiry Date

CP #1-2,5-6, 9-10, 13-14, 16-17	10/25/2004	WMC260419-28	9/1/2006

LM 16-17, 21-22, 26-27, 33-34, 37-39, 41-42,	10/25/2004	WMC260362-39	9/1/2006

On an annual basis, each of these claims requires a rental payment of $135 to the Federal Government, payable by August 31.

The Federal claims comprised in the Lewiston Property are registered in the name of Bald Mountain Mining Co. and are described as follows:

Name	Date Recorded BLM	BLM Serial Number	Expiry Date
W No 1-15, 19, 21-28,30-36	16/07/204	WMC260391-404	9/1/2006
BM 1-13, 13A, 16-54, 56-60	14/07/2004	WMC260296; WMC260353	9/1/2006
W No 37-63	10/25/2004	WMC261134-60	9/1/2006
BMW 1-17	10/25/2004	WMC261117-33	9/1/2006
BM 65-105	10/25/2004	WMC261076-116	9/1/2006

On an annual basis, each of these claims requires a rental payment of $135 to the Federal Government, payable by August 31.

Rattlesnake Hills Property – Location and Access

The Rattlesnake Hills Property is located in Natrona County, approximately 50 air miles west of Casper in the geographic center of the State of Wyoming. Seasonal access is available from the towns of Riverton or Casper.

Rattlesnake Hills Property - History

The first serious, sustained effort to explore for gold in the Rattlesnake Hills district was in 1982 when W. Dan Hausel et al. of the Wyoming Geological Survey conducted a field investigation to search for disseminated gold mineralization as part of a grant provided by the University of Wyoming’s Mining and Mineral Resource and Research Institute. Anomalous gold was found associated with a pyritiferous metachert in close proximity to a Tertiary alkalic intrusive dome. Subsequently, the area was visited and staked by local geologist Dick Fruchey in 1985 who then optioned the property to ACNC.

From 1985 to 1987, a total of 32 reverse circulation holes aggregating 9,825 feet were drilled by ACNC. Two targets were tested: an Archean Iron Formation and Tertiary trachyte and phonolite intrusive stocks. Significant gold mineralization in both geological settings was encountered in the ACNC drilling. One hole intersected 255 feet of 0.024 ounces per ton (opt) gold at Antelope Basin and a hole drilled into a banded, siliceous iron formation, intersected a 10 foot wide zone grading 0.32 opt in gold.

In 1992, Canyon Resources Inc. acquired the property and conducted geological mapping and a limited surface, rock sampling program. In 1993, Canyon Resources Inc. entered into a joint venture agreement with Newmont Mining Corporation. From 1993 to 1995 a comprehensive exploration program carried out by Newmont Mining Corporation resulted in the drilling of 15 holes, totaling 10,705 feet, in the North Stock area where significant gold mineralization was encountered. In one hole, an intersection of 620 feet grading 0.037 opt in gold was encountered. Significant widths of higher grade gold mineralization were contained within the larger intersection. In addition, Newmont Mining Corporation identified a large gold geochemical anomaly associated with the South Stock intrusive on the property and constructed a number of drill pads from which to test this anomaly, but never carried out their proposed drill program. Also, there is no evidence to suggest that Newmont Mining Corporation ever followed up the gold mineralization discovered by ACNC in the Antelope Basin area. Newmont Mining Corporation terminated the joint venture and returned the property to Canyon Resources Inc. in 1995. Subsequently, Canyon Resources Inc. dropped the property in 1997 during a period of depressed gold prices.

Rattlesnake Hills Property - Geology and Mineralization

The Rattlesnake Hills Property is underlain largely by a belt of Archean metasedimentary and metavolcanic rocks that have been intruded by a number of Tertiary alkalic plugs and dikes, principally trachyte and phonolite in composition. The Archean rocks represent a fragment of a partially exposed synformal Archean greenstone belt within the Wyoming Craton which has been subjected to several phases of deformation. Two distinct episodes of gold mineralization occur on the Rattlesnake Hills Property, namely: a syngenetic stratabound exhalative mineralization (i.e.: banded, siliceous, iron formation) and disseminated epithermal gold associated with the Tertiary dome-like intrusives. Gold-bearing breccias are closely associated with and often marginal to the Tertiary intrusives. The geologic setting described here for the Rattlesnake Hills property and the presence of two gold-bearing geologic environments (alkalic intrusive and banded iron formation) make the Rattlesnake Hills property an exceptional exploration target and a justifiable acquisition.

The initial exploration target of ACNC at Rattlesnake Hills was the banded, iron formation and subsequently, the breccia zones associated with the Tertiary alkalic intrusives; whereas, Newmont Mining Corporation’s principal interest was only the structures associated with the Tertiary alkalic intrusives.

Drilling by Newmont Mining Corporation in the vicinity of the North Stock indicated a core of gold mineralization averaging 0.035 opt in a structure that is 900 feet long, 70 to 250 feet wide and open to depth. This core is surrounded by a halo of lower grade gold mineralization averaging 0.012 to 0.02 opt over an area that is 1,500 long, 280 to 350 feet wide and open at depth. The higher grade mineralization is characterized by vuggy, carbonate-pyrite veinlets with marginal densely disseminated pyrite. An increase in grade with depth apparently occurs along the North Stock gold trend. Relatively higher grade sulphide drill intercepts are common below lower grade oxide trench exposures, suggesting that gold may be leached in the oxide zones.

The results of a geochemical survey carried out by Newmont Mining Corporation suggest that strong potassium alteration is related to higher grade gold mineralization and that gold appears to be depleted in the oxide zone. These observations are significant in designing further exploration work at the Rattlesnake Hills Property.

Rattlesnake Hills Property – Proposed Work Program and Budget

An exploration budget to assess the significance of the results obtained by ACNC and Newmont Mining Corporation and to further explore the potential of the property has yet to be developed. However, an initial minimum program involving an expenditure of $500,000 is envisaged. This amount would provide for (a) an in-depth review and reassessment of the results from all the previous exploration carried out on the property and (b) an initial diamond drill program consisting of about 10,000 feet of drilling. The budget would include all costs related to geological supervision, logging, assaying and general administrative costs applicable to the Rattlesnake Hills Property.

This work will be under the supervision of Art Ettlinger, Ph.D., P. Geo.

Lewiston Property – Location and Access

The Lewiston Property is located in Fremont County approximately 30 air miles south-southeast of the town of Lander, immediately north of the Sweetwater River, in the southwest quadrant of the State of Wyoming. Access to the property is from Atlantic City largely on an unmaintained gravel road, which partly follows the valley of Strawberry Creek, to the western edge of the Lewiston Property.

Lewiston Property - History

Early mining activities in the district were focused in the Atlantic City, South Pass City and Miners Delight areas but activities were limited in the Lewiston area because of its remoteness from established communities at the time. The first recorded discovery of gold in the Lewiston area dates back to 1875 when Martin Lewis located placer gold in the gravels of Strawberry Creek. Subsequently, gold was found at Wilson Bar on the Sweetwater River in 1878. Gold from this placer was traced up Burr Gulch and ultimately led to the discovery of the Burr and Hidden Hand Mines, the first significant deposits found in the Lewiston area around 1890. One zone in the Burr Mine was reported to be 16 feet wide averaging about 0.50 opt in gold. Sporadic, rich pockets of ore were mined that were reported to contain 25 to 250 opt in gold. In the

1930s, mining on the Hidden Hand lode intersected a rich shoot that produced several sacks of specimen-grade ore that has been reported to grade from 75 to 1,650 opt in gold.

A number of other small mines in the area, (i.e.: The Goodhope, Mint, Gold Leaf, Wolf et. al.) were all reported to have encountered zones of high grade gold mineralization during their operating life. At the Wolf Mine, a 10 foot wide surface exposure of a shear zone containing abundant quartz stringers and veinlets is reported to have assayed over 1.0 opt gold over the 10 feet.

Most of the mines operated around the turn of the century. Despite the fact that gold-bearing shear zones were traced for considerable distances, severe winters, primitive and inadequate equipment, limited capital and the remoteness of the area deterred any attempt at serious mine development. Most of the mine shafts and mine workings in the area are less than 100 feet deep and the vertical extent of the gold mineralization is completely unknown at this time.

There are no records or evidence of any significant drilling having been carried out in the vicinity of existing shafts and old mine workings in the Lewiston area.

Lewiston Property - Geology and Mineralization

The property is underlain dominantly by an extensive area of Precambrian metagreywackes of the Miners Delight Formation within the South Pass greenstone belt. The structure, stratigraphy and mineralization of the Lewiston area is similar to Precambrian volcano-sedimentary terranes in Canada, Australia and South Africa which collectively have produced more than one-half of the world’s gold and give ample justification for the acquisition of this property.

Shear zones in chloritized hematitic greywacke of the Miners Delight Formation host essentially all of the historical, bedrock gold mines and known gold occurrences at Lewiston. The gold bearing shear zones invariably parallel regional foliation in the metagreywackes and were developed near the apex of a regional fold in the metasediments and often, can be traced on surface for many hundreds of feet. The gold frequently occurs as visible gold in fractures in quartz and in association with pyrite, pyrrhotite and arsenopyrite which oxidize to hematite, limonite and scorodite. Scheelite has also been identified in some of the gold-bearing shear zones. Known trace elements or pathfinder elements associated with the gold include tungsten, arsenic, antimony, bismuth, copper and a number of lesser elements. A thin veneer of eluvial debris and silt covers large portions of the known gold-bearing shears in the Lewiston area.

Although the gold-bearing shear zones have been traced along strike for many hundreds of feet, the downdip dimensions have not been determined. The depth of most of the mine shafts and old mine workings in the Lewiston area is believed to be around 100 feet (30.5m) . The underground workings and shafts in most of the mines in the district are currently inaccessible due to a combination of caving and flooding.

Lewiston Property – Proposed Work Program and Budget

An exploration program to assess the significance of the known gold-bearing shear zones on the property and to determine the potential to discover others under the pervasive, thin veneer of eluvial debris, has yet to be developed and budgeted; however, an initial minimum program involving an expenditure of $250,000 is envisaged. This amount would provide for detailed, ground geochemical and geophysical surveys (approximately $40,000), geological mapping (approximately $10,000) and approximately 5,000 feet of core drilling (approximately $200,000) which would include geological supervision, logging, sampling, assaying and general program administrative costs. These costs would be paid for out of EMC’s working capital. However, EMC does not plan to undertake any specific exploration activities on the Lewiston Property in the immediate future.

Silver Bow Property

Pursuant to the terms of a Mining Lease and Agreement made on February 21, 2003 between Quincy and Donald K. Jennings and Renegade Exploration (collectively referred to as the “Owners”), Quincy acquired the exclusive right to explore and mine ores and minerals of any kind (except oil and gas) on 73 unpatented Federal lode mining claims, located on 1,460 acres, in Nye County, Nevada known as the Silver Bow Property.

The Silver Bow Property consists of the following claims:

Name	Date Recorded	NMC Number	Expiry Date
Bow 1-3, 14, 15, 32, 33, 18 - 23, & 25	March 1, 2002	828189 – 828202	August 31, 2006
Bow 4 - 13, 16, 17, 24, 26 - 73	April 14, 2003	8464429- 846487	August 31, 2006

Each of these claims requires an annual rental payment of $135 to the Federal Government, payable by August 31.

The lease is subject to a 3% NSR royalty in favor of the Owners. Consequent to the Quincy Plan of Merger, EMC has the right to purchase two thirds of the NSR for $1,500,000 and the final third for an additional $2,000,000. The lease has a term of 15 years, provided that the following advance royalty payments are made to the Owners:

- $10,000 upon signing (paid by Quincy);
- $15,000 on February 21, 2004 (paid by Quincy);
- $20,000 on February 21, 2005 (paid by Quincy);
- $30,000 on February 21, 2006 (paid by Quincy);
- $40,000 on February 21, 2007 (to be paid by EMC);
- $50,000 on February 21, 2008 (to be paid by EMC); and
- $50,000 on each February 21 thereafter (to be paid by EMC).

The claims comprising the Silver Bow Property are registered in the name of Donald K. Jennings. Maintenance fees on these claims have been paid until September 1, 2007.

Silver Bow Property – Location and Access

The Silver Bow Property is located within the Silverbow Mining District in Nye County, approximately 50 miles east-southeast of the town of Tonopah in south-central Nevada. More precisely, the claims are situated in sections 26 and 32-36 inclusive, T1N, R49E in the central part of the Kawich Mountain Range. The Nellis Air Force Bombing Range borders the area to the south. Access is by paved road east of Tonopah on SR 6 and southeast on the access road to the Nevada Test Site boundary and then approximately 20 miles of poorly maintained single track gravel road.

Silver Bow Property - Climate and Physiography

The Silver Bow Property lies at elevations ranging from 6,500 to 7,600 feet above mean sea level within a moderately rugged terrain. The climate is classified as high arid desert. Temperatures vary from 110 degrees Fahrenheit in the summer to 0 degrees Fahrenheit in the winter with an average precipitation of only 3.50 inches per year.

Silver Bow Property - History

The Silver Bow Property is located within the Silverbow Mining District where the first discoveries of gold and silver were made in the fall of 1904. The first shipments of ore were made in 1906 and by the fall of the same year, the area was abandoned. The area became active again in 1913 and 1920 when small stamp mills were built.

Since the early 1960s there have been at least four programs of exploratory drilling carried out within and adjacent to the property. A total of 17 diamond core and rotary drill holes were completed by the Browne Group in the gulch west of the Silverbow town site in the 1960s. Amoco Minerals Co. completed 6 rotary drill holes north of the townsite and near the Hillside Mine in 1983-1984. Later in the 1980s, several rotary holes were drilled by NERCO. In late 1993 and early 1994, the Phelps Dodge Mining Co. carried out a program of reverse circulation rotary drilling on the ridge west of the Silverbow townsite. In 1997, Placer Dome Inc. finished the latest round of drilling and concluded that a target meeting their size requirements was unlikely and quitclaimed the property to NevSearch, L.L.C.

Silver Bow Property - Geology and Mineralization

Altered volcanic and subvolcanic rocks that straddle the southern margin of the Kawich Range Caldera underlie the claims. These rocks are host to two, steeply dipping vein systems that contain banded quartz, are locally brecciated and locally contain gold and/or silver mineralization. In addition to quartz as the primary vein mineral, calcite and adularia are also reported within the veins and wall rock alteration includes silicification, illite-sericite, kaolinite and minor amounts of smectite. The main ore minerals consist of stephanite, ruby silver, cerargyrite and electrum.

Quincy’s justification for acquiring this property is based on its location with a historic mining district in close proximity to a variety of altered volcanic and subvolcanic rocks on the margin of a mineralized volcanic caldera.

Silver Bow Property – Proposed Work Program and Budget

Quincy did not conduct any significant exploration activities on the Silver Bow Property. There are no known reserves on the Silver Bow Property and any proposed program by EMC is exploratory in nature. There are no current plans to conduct exploration on this property. An exploration program is in the process of being developed to assess the significance of the two quartz-adularia vein systems.

Lantern Property

On July 31, 2003, Quincy entered into a Mining Lease with Newmont Mining Corporation for patented fee land totaling 1,123 acres, and also received a quit claim deed for 340 acres consisting of 17 unpatented Federal mining claims. On August 10, 2005 Quincy agreed with Newmont Mining Corporation to amend the terms of the mining lease by postponing certain exploration expenditure requirements to November 30, 2005. The property is known as the Lantern Property. Platoro West Incorporated, a corporation controlled by William Sheriff, one of Quincy’s directors at the time of the agreement and a current director of EMC, is also a party to the Mining Lease. Specifically excluded from the agreement are 22 unpatented mining claims under lease to Romios Gold Resources, Inc. a Canadian corporation.

The 17 unpatented Federal mining claims leased to Quincy as part of the Lantern Property are as follows:

Name	NMC Number	Expiry Date
Petal 1-8	772574-772581	August 31, 2006
Petal 29-36	772602-772609	August 31, 2006
Petal 38	772611	August 31, 2006

Each of these claims requires an annual rental payment of $135 to the Federal Government, payable by August 31.

The State leased portions of the Lantern Property are 29-OSP-0001(NLRC 182054) and 29-OSP-0006(182092).

Under the lease agreement as amended. Consequent to the Quincy Plan of Merger, Quincy, as EMC’s wholly owned subsidiary, is required to spend the following amounts on exploration and assessment work:

- $62,500 during the period ended December 31, 2005 (which funds have been expended by Quincy);
- $50,000 during the 12 month period ended July 31, 2007;
- $50,000 during the 12 month period ended July 31, 2008;
- $50,000 during the 12 month period ended July 31, 2009;
- $50,000 during the 12 month period ended July 31, 2010;
- $50,000 during the 12 month period ended July 31, 2011;
- $50,000 during the 12 month period ended July 31, 2012; and
- $100,000 during the 12 month period ended July 31, 2013 and each July 31 thereafter as long as the agreement is in effect.

The lease is subject to a maximum 4% NSR royalty in favor of Newmont Mining Corporation. Newmont Mining Corporation also retained a preferential ore processing right.

Prior to completion of a feasibility study, and upon payment of 50% of the exploration expenditures incurred, Newmont Mining Corporation has a back-in right to enter into a joint venture agreement whereby it would have a 51% interest. Newmont Mining Corporation will also be required to reimburse all expenditures by the joint venture up to an amount equal to 200% of the exploration expenditures made to that date. Newmont Mining Corporation may also require a joint venture agreement to be entered into within 90 days of the delivery of the completion of a feasibility study by reimbursing 100% of the exploration expenditures made to that date, in which case Newmont Mining Corporation will also be required to reimburse all expenditures by the joint venture up to an amount equal to 300% of the exploration expenditures made to that date.

There are no known reserves on the Lantern Property and any work programs by EMC are exploratory in nature.

Lantern Property – Location and Access

The Lantern Property is located in Pershing County, Nevada, about 62 miles from Winnemucca, Nevada. Access to the property is from the town of Lovelock located on Interstate Highway No. 80 over Nevada State Route 399 for 15 miles and then an additional 35 miles to the north over unimproved gravel roads.

Lantern Property - Climate and Physiography

The Lantern Property is situated near the southwestern end of the Antelope Range within a cluster of low hills ranging between 4,800 and 5,200 feet elevation. Vegetation consists essentially of sparse amounts of sage brush and patches of native grasses. The climate is high arid desert with light snow falls during the winter months that usually melt before March and rarely accumulates to depths that would inhibit travel. The area is dry throughout most of the year.

Lantern Property - History

Since 1980, several companies, principally Santa Fe Pacific Gold Corporation and Newmont Mining Corporation have conducted comprehensive exploration programs within portions of the boundaries of the existing Lantern Property. This work, consisting largely of geological mapping, soil and rock geochemical surveys, various geophysical surveys and extensive drilling, identified a low-grade resource. Higher grade intercepts of gold mineralization were encountered in banded, epithermal quartz veins during the drilling but were never evaluated with deeper, systematic drilling. The earlier exploration programs focused on the potential for a low-grade, bulk tonnage-type of gold deposit on the property but did not address the potential of a deeper, high-grade, bonanza-type of gold mineralization.

Lantern Property – Geology and Mineralization

The Lantern Project is located approximately 10 miles south of the formerly producing Hycroft gold mine and about 2 miles south of the closed LAC Rosebud gold mine. The Hycroft mine produced approximately 1.1 million ounces of gold while Rosebud produced approximately 375,000 ounces of gold. The Hycroft and Rosebud mineralization is controlled by northerly trending fault zones at contacts between Tertiary volcanics and younger lake sediments, a setting very similar to the Lantern property. This similar setting at Lantern gave Quincy the justification needed to acquire this property.

The property geology consists of Mesozoic phyllite in fault contact with Tertiary lake sediments, with phyllite clasts, accumulated in a fault bounded localized basin. Tertiary volcanics are common in the immediate target areas. Alteration is abundant and includes sericitization, argillization, and silicification and is primarily focused in zones of deep seated fault zones. Several zones of highly anomalous gold have been identified and many have been drill tested. The Lantern area was explored in the 1980's and early 1990's by several mining and exploration companies including Homestake, Corona, and Santa Fe. At least 90 drill holes have been completed and range from 60 to 600 feet deep.

Lantern Property – Results of Exploration Activities

In October 2005, Zonge Geosciences Inc. of Reno, NV completed gradient array and dipole-dipole IP/resistivity geophysical surveys at a cost of $20,000. The target of the surveys was a generally flat, alluvium covered area containing several large banded quartz vein boulders with gold mineralization, which are characteristic of the upper levels of epithermal gold systems. The gradient array survey identified a significant resistivity anomaly in the survey area and subsequent dipole-dipole IP lines confirmed the resistivity feature. As a result of this work, Quincy Energy commenced a reverse circulation drilling program, at a cost of $65,000, to test the resistivity anomaly in the vicinity of the mineralized boulders and a second area along the southern flanks of SP Ridge, the focus of historic exploration on the property.

Highlights of this recent drill program are tabulated below.

Footage	Interval,	Silver, ppm	Silver, oz/ton
	feet[1]
Hole L-4
180-200	20	140	4.09
Including:
180-185	5	254	7.42
185-190	5	101	2.95

190-195	5	35.1	1.02
195-200	5	170	4.96
Hole L-5
85-110	25	168	4.91
including:
100-105	5	631	18.43
185-205	20	1289	37.63
including:
185-190	5	229	6.69
190-195	5	4700[2]	137.24
195-200	5	99	2.89
200-205	5	127	3.71
220-255	35	170	4.96
Including
240-245	5	512	14.95
245-250	5	491	14.34

1True thickness unknown
2determined by fire assay and gravimetric finish

Three samples yielding high silver assays were selected from drill hole L-5 to be rerun for analysis by also screening the pulverized sample for metallic silver. The results for the metallic screening indicate no significant differences for those samples using metallic screening in combination with sample pulverizing versus just sample pulverizing.

Three reverse circulation drill holes (L-1 through L-3) totaling 1,190 feet (363 m) were completed to test the geophysical anomaly near the gold boulders area; however only gravels and weakly oxidized, but otherwise generally unaltered, lake sediments were intersected and due to budgetary constraints, the drill was moved to the SP Ridge area.

SP Ridge

Drill holes L-4 through L-7 tested the mineralized Auld Lang Syne (ALS) bedrock at the south end of SP Ridge near the vertical Santa Fe drill hole DPL-18 (45 feet @ 0.017 oz/t Au) Holes L-4 (-50o), L-5 (-64o), and L-7 (-50o) were drilled at an azimuth of 270o along the same section as DPL-18 crossing the southern part of a zone of sub parallel, epithermal veins and veinlets that crop out to the north on the summit and east slope of SP Ridge. This zone strikes at approximately 345o, dips at a high angle, and remains open in all directions. Its minimum dimensions, based on historic and recent drilling, is approximately 760 m along strike and 300 m perpendicular to strike. Holes L-4 and L-5 crossed the zone and bottomed within it near the lower part of DPL-18.

L-4 intersected two significant zones of mineralization. The first from approximately 180 to 200 feet and yielding 20 feet grading 140 gm/t Ag (4.1 oz/t), and the second, from approximately 580 feet to the bottom of the hole at 592 feet also assayed 140 gm/t Ag (4.1 oz/t) from 585-592 feet.

The upper zone intersected in L-4 was again intersected deeper in drill hole L-5 from approximately 475-510 feet and although silver values were generally low in this interval, gold assayed 20 feet @ 1.29 gm/t (0.04 oz/t) from 490-510 feet. Additional mineralization was intersected from 85-110 feet grading 168 gm/t Ag (4.91 oz/t); 185-205 feet grading 1289 gm/t Ag (37.63 oz/t) including 5 feet @ 4700 gm/t Ag (137.24 oz/t); and from 220-255 feet grading 170 gm/t Ag (4.96 oz/t).

In addition to the above, both holes L-4 and L-5 returned near surface zones of anomalous gold mineralization.

L-7, drilled at -50o, crossed through DPL-18 within 50 feet of the surface, and then crossed the hanging wall of the mineralized zone at approximately 460 feet depth. Trace amounts of epithermal veinlet material were scattered throughout the drill hole however the maximum silver value encountered assayed 48.1 gm/t (1.40 oz/t) while gold values were less than 0.52 gm/t (0.02 oz/t).

Individual mineralized structures in this zone range from a few millimeters to 1.5 meters in thickness as seen in these drill holes and in outcrop and the east slope of SP Ridge. Vein textures are strikingly similar to those of the Scossa veins 1 km to the east. The SP Ridge and Scossa veins have NNW strikes and steep west dips.

L-6 was drilled at an azimuth of 285o and an inclination of -50o to test an earlier idea that primary gold and silver mineralization was hosted within an east-northeast fault zone. L-6 however intersected a post-mineralization rubble zone with only modestly elevated gold (0.1 to 0.7 ppm) and silver values (10 to 40 ppm) in the upper oxidized and lower bleached zones of the fault.

Quality Assurance/Quality Control

Rock chips for geochemical analysis were collected at the drill site and shipped to the ALS Chemex laboratory facilities in Winnemucca, NV under the direct supervision of the project geologist. Silver was analyzed by aqua regia digestion and atomic absorption spectrometry (AAS) with a detection range of 0.2 -1,500 ppm Ag. Samples containing more than 1,500 ppm Ag were reanalyzed by fire assay with a gravimetric finish whereas samples with >10 ounces per ton Ag were also screened for metallic silver. Gold was analyzed by fire assay with an AAS finish having a detection limit of 0.005 -10 ppm. All samples yielding >500 ppb Au or >100 ppm Ag were sent to American Assay Laboratories of Reno, NV for check assaying. The results of the metallic screening and check assays were accepted by Quincy.

Lantern Property – Proposed Work Program and Budget

EMC is currently evaluating the results of a recently completed drilling program at Lantern. Upon completion of this review, further work on the property may be recommended.

Quartz Mountain Property

Pursuant to the terms of an Option Agreement made as of October 15, 2003 with Seabridge Gold Corporation (a wholly-owned subsidiary of Seabridge Gold Corporation Gold Inc.), Quincy acquired an exclusive option to earn a 50% interest in 67 unpatented mining claims located in Lake County, Oregon known as the Quartz Mountain Property, subject to certain exclusions. Quincy’s rights pursuant to the option agreement specifically excluded a reported 2.7 million ounce low-grade gold resource, discussed below. Quincy’s exploration program is focused on other reported grades of mineralization.

Pursuant to the terms of the option agreement, in order to maintain its option and earn the 50% interest Quincy agreed to:

- incur cumulative exploration expenditures of $1,500,000 on or before October 15, 2008 as follows:
       - by October 15, 2004, $100,000 (which exploration expenditures have been incurred),
       - by October 15, 2005, $250,000 (which exploration expenditures have been incurred),
       - by October 15, 2006, $500,000 (which exploration expenditures have been incurred), and
       - by October 15, 2008, $1,500,000;

- issue to Seabridge Gold Corporation 250,000 shares of its common stock as follows:
      - 50,000 shares on execution of the option agreement (which shares have been issued), and
      - 200,000 shares with 30 days of satisfying the expenditure obligations described above.

If those conditions are satisfied, EMC consequent on the Quincy Plan of Merger, will be deemed to have exercised the option and earned its 50% interest in the Quartz Mountain Property, at which time Quincy will be deemed to have entered into a Joint Venture Agreement with Seabridge Gold Corporation.

Negotiations between EMC and Seabridge are ongoing with respect to the acceptance by Seabridge of shares of EMC in lieu of the shares of Quincy pursuant to the option agreement.

Quincy had the right to increase its interest in the Quartz Mountain Property from 50% to 62.5% by (i) funding 100% of a feasibility study on the Quartz Mountain Property within three years; and (ii) issuing 250,000 shares at the completion of the feasibility study.

The agreement required Quincy to make the first $100,000 of expenditures (which expenditures have been made) and to pay all fees required to keep the Quartz Mountain Property in good standing. Once Quincy had made the first $100,000 of expenditures it could terminate the option agreement on 60 days written notice to Seabridge Gold Corporation.

Quincy had agreed with Seabridge Gold Corporation that, if either of the parties to the option agreement acquired any additional mineral properties within two miles of the outer boundaries of the Quartz Mountain Property, such properties will immediately be subject to the option agreement.

The option agreement is subject to two Royalty Agreements, the first of which is between Seabridge Gold Corporation and William M. Sheriff, one of Quincy’s directors at the time of the agreement and a current director of EMC, (the Sheriff Royalty) pursuant to a Royalty Agreement dated December 18, 2001, and the second of which is between Seabridge Gold Corporation and Quartz Mountain Resources Ltd. (the QMR Royalty) pursuant to an Asset Purchase and Sale and Royalty Agreement dated December 17, 2001. Pursuant to the Sheriff Royalty, Mr. Sheriff is entitled to a 0.5% Net Smelter Return (“NSR”) royalty from all ore mined on the Quartz Mountain Property, and pursuant to the QMR Royalty, Quartz Mountain Resources Ltd. is entitled to a 1% NSR royalty from all ore mined on the Quartz Mountain Property. Quincy is of the view that the arrangement with Seabridge Gold Corporation was determined through arm’s length negotiation.

The 67 Federal claims are registered in the name of Seabridge Gold Corporation and are described as follows:

Name	Date Recorded	NMC Number	Expiry Date
4 Squares 1-8, amended	March 29, 1962	22755-22762	August 31, 2006
Angel 7-8	October 5, 1956	22763-22764	August 31, 2006
FH 5-12, 21, 23-27,	September 1, 1983	45146-45153, 45162, 45164-45168,	August 31, 2006
29-35, 64-65, amended		45170-45176, 45205, 45206
FH 14, 22, 28, 36, 66,	August 16, 1984	45155, 45163, 45169, 45177, 45207	August 31, 2006
amended
NQTZ 108, 110, 143-148	February 1, 1985	81602, 81603, 81627-81632	August 31, 2006
NQTZ 191, 193	February 3, 1985	81659, 81661	August 31, 2006
QTZ 31, 32, 34, 41	June 18, 1983	63755, 63756, 63758, 63765	August 31, 2006
QTZ 43, 67-70, 77, 79	June 19, 1983	63767, 63791-63794, 63801, 63803	August 31, 2006
TRA 1-8	September 1, 1983	66682-66689	August 31, 2006

Each of these claims requires an annual rental payment of $135 to the Federal Government, payable by August 31.

There are no known reserves on the Quartz Mountain Property. Quincy’s drilling program was exploratory in nature.

Quartz Mountain Property – Location and Access

The Quartz Mountain Property is located in the Fremont National Forest in south-central Oregon approximately 30 miles west-northwest of the town of Lakeview on Oregon State Highway 140. The Property consists of three distinct mineralized areas, known as the Angel's Camp, Crone Hill and Quartz Butte. Access to the Quartz Mountain Property from Highway 140 is via several secondary paved and gravel service access roads to the Fremont National Forest that are maintained by the United States Forest Service.

Quartz Mountain – Climate and Physiography

The Quartz Mountain Property is situated at an elevation of around 6,000 feet above mean sea level in the Basin and Range Province that extends from Nevada into southern Oregon. The annual precipitation in this region averages 20 inches, most of which falls as snow between the months of October and April. Vegetation is characterized by an open, park-like, pine forest with sparse underbrush that consists of low profile shrubs and patches of native grasses.

Quartz Mountain – History

From 1982 to 1996, comprehensive exploration programs were carried out at different time periods by The Anaconda Company, Wavecrest Resources Ltd., Galactic Resources Ltd., Pegasus Gold Corporation and Newmont Mining Corporation Exploration Ltd. within the boundaries of the existing Quartz Mountain Property. These programs, which consisted essentially of geological mapping, soil and rock geochemistry, various geophysical surveys and extensive reverse-circulation and core drilling identified a low-grade gold resource. Higher grade intercepts of gold mineralization were encountered in silica flooded sulphide breccias, multiple quartz veinlets and banded, epithermal quartz veins during the drilling but, excluding a small drill program that was carried out by Quartz Mountain Gold Corporation (a joint venture between Wavecrest Resources Ltd and Galactic Resources Ltd) during the fall of 1988, these high grade gold intercepts were never evaluated with deeper, systematic drilling. Earlier exploration programs focused on the potential for a low-grade, bulk tonnage-type of gold deposit.

Little to no work has been performed on the Quartz Mountain Property from 1996 to the commencement of Quincy’s exploration program.

Quartz Mountain – Results of Exploration Activities to Date

Quincy completed the first phase of an exploratory diamond drill and sampling program on the Quartz Mountain Property in 2004. Previous exploration work concentrated on low-grade gold mineralization amenable to open pit mining with little or no attention given to the high-grade, feeder structures commonly associated with large epithermal gold systems. These high-grade, feeder structures at the Quartz Mountain Property were the principal focus of Quincy’s drill program.

A total of 18 HQ diameter diamond drill holes with an aggregate length of 14,069 feet were drilled. All drill holes were surveyed by digital camera approximately every 100 feet of advance. Routinely, diamond drill core was photographed, logged, halved lengthwise with a diamond saw and sampled. Samples were submitted to ALS Chemex Labs in Reno, Nevada where they were analyzed for gold and silver using the Au -AA26 fire assay and AAS method with 50 g nominal sample weight (assay range 0.010 - 100,000 ppm). Samples were also analyzed for trace elements using ME -ICP41, 34 element aqua regia acid digestion and ICP -AES. Sample preparation and gold & silver analyses were carried out in the ALS Chemex Laboratory in Reno, Nevada. All other analyses were performed by ALS Chemex 's Laboratory in Vancouver, British Columbia.

Quartz Mountain Claim - Angel's Camp

A total of 9 holes totaling 5,903 feet in length were drilled in the Angel's Camp area. In all, 171 samples were selected from the drill core for analysis.

Drill hole AC-1 intersected 105 feet of gold mineralization (from the collar of the hole to 105.0 feet) within an iron-stained heterolithic tuff which averaged 0.037 opt in gold. Within this section, two zones of higher grade mineralization associated with an area of pervasive, banded epithermal veins within the tuffs, assayed 0.123 opt over a 10.0 feet interval (from 40.0 to 50.0 feet) and 0.066 opt over a further 10 foot interval (from 60.0 to 70.0 feet) respectively. The latter zone contained an average of 0.65 opt in Ag over the same interval.

Drill hole AC-2 was drilled to a depth of 570 feet through a sequence of rhyolitic tuff and basalt with no evidence of any epithermal activity. None of the core from this hole was assayed.

Drill hole AC-3 intersected 100 feet of gold mineralization (from 190.0 to 290.0 feet) within the same iron-stained tuff encountered in hole AC-1, and averaged 0.042 opt in gold. Within this section, a zone of banded epithermal veins from 222.5 to 233.5 feet (11.0 feet) averaged 0.20 opt in Au and 0.39 opt in Ag.

Drill holes AC-4, AC-5, AC-7 and AC-9 encountered only low levels of gold mineralization within a basaltic unit containing weak epithermal vein and stockwork development. One narrow section from 383.2 to 386.8 feet (3.6 feet) in hole AC-4 assayed 0.114 opt Au.

Drill hole AC-10 intersected 60 feet of gold mineralization (from 155.0 to 215.0 feet) within a rhyolitic lithic tuff which has a weighted average grade of 0.179 opt in gold. The mineralized zone is associated with a high incidence of banded epithermal veins and epithermal breccias within the lithic tuff. Within the envelope of lower grade gold mineralization, a 5.5 foot thick (from 191.5 to 197.0) sooty, clay-rich fault zone containing 50% fragments of banded, epithermal vein material assayed 1.735 opt Au and > 100 ppm Ag which disproportionately influenced the weighted average grade for the wider intersection of gold mineralization in the hole.

Drill hole AC-11 intersected 90 feet of gold mineralization (from 225.0 to 315.0) across a contact between a rhyolitic lithic tuff and a vesicular basalt which averaged 0.073 opt in gold with subordinate amounts of silver. Within this broader area, a 14.0 foot zone (from 255.0 to 269.0 feet) of banded, epithermal veins associated with adularia, averaged 0.293 opt Au and 0.336 opt Ag over the entire 14.0 feet width.

Quartz Mountain Claim - Crone Hill

Three holes (QM-727, QM-731 and QM-733) totaling 2,377.5 feet in length were drilled in the Crone Hill area. In all, 337 samples were selected from the drill core for chemical analyses: 68 samples from hole QM-727; 173 samples from hole QM-731 and 96 samples from hole QM-733.

Drill hole QM-727 intersected a continuous section of gold mineralization from 195.0 to 430.0 feet (235.0 feet) in the hole within a heterolithic tuff and tuff breccia which contained a weighted average of 0.028 opt Au. Within this section, from 362.2 to 370.0 (7.8 feet) at a contact between the tuffs and a vesicular basalt, a zone of banded epithermal veins assayed 0.11 opt Au and 0.32 opt Ag. Also included in the wider section from 395.0 to 410.0 (15.0 feet) a bleached, brecciated zone averaged 0.10 opt Au with marginal values in Ag.

Drill hole QM-731 intersected several zones of gold mineralization within a heterolithic tuff and a basalt which have been liberally intruded by a network of narrow banded, epithermal veins, breccias and sulphide veinlets. From 275.0 to 315.0 (40.0 feet) a mineralized zone averaged 0.022 opt Au; from 363.5 to 410.0 (46.5 feet), a similar zone averaged 0.056 opt Au and from 429.0 to 480.0 (51.0 feet) a section containing an average of 0.032 opt Au was encountered. Within the section from 363.5 to 410.0, a higher grade zone from 368.5 to 383.0 (14.5 feet) averaged 0.105 opt Au. Only low levels of Ag are associated with these gold-bearing sections.

Drill hole QM-733 encountered a wide zone of gold mineralization from the collar of the hole to 220.0 feet (220.0 feet) within a limonitic, heterolithic tuff and a basalt. This zone averaged 0.05 opt Au with consistent low levels of Ag. Within this zone, a network of narrow, banded epithermal veins from 88.5 to 104.4 (15.9 feet) assayed 0.10 opt in gold.

Also within the wider zone, a 5.5 feet section (119.0 to 124.5) of epithermal veins at the tuff/basalt contact assayed 0.522 opt Au. An area of pervasive banded, epithermal veins was intersected in hole QM-733 from 150.0 to 170.5 (20.5 feet) which averaged 0.16 opt Au.

Quartz Mountain Claim - Quartz Butte

Six holes (QM-725, QM-726, QM-728, QM-729, QM-730 and QM-732) totaling 5,789 feet in length were drilled in the Quartz Butte area. In all, 157 samples were selected from the drill core for chemical analyses: 13 samples from hole QM-725; 50 samples from hole QM-726; 38 samples from QM-728; 1 sample from QM-729; 34 samples from QM-730 and 21 samples from hole QM-732. Drill Hole QM-725 encountered 32 feet of 0.050 opt Au. Drill hole QM-728 encountered 10 feet of 0.050 opt Au and an additional 5 feet of 0.055 opt Au. Drill Hole QM-732 encountered 80 feet of 0.040 opt Au. Drill Holes QM-726, QM-729, QM-730 encountered very low gold values.

Quartz Mountain - Geology and Mineralization

The Quartz Mountian Property contains volcanic-hosted, epithermal gold mineralization within the Basin and Range geologic province of Nevada and Oregon. Gold mineralization occurs within Late Miocene, rhyolite porphyry domes and within adjacent basaltic flows, tuffs and volcaniclastic country rocks. Disseminated, micron-size, native gold mineralization at Quartz Mountain accompanies pervasive silica flooding and quartz veining and is associated with pyrite, marcasite, and stibnite or their oxidized equivalents. The property’s location within the Basin and Range province, the presence of rhyolite domes mineralized with gold and abundant silica flooding gave Quincy the justification for acquiring this property.

Previous work concentrated on gold mineralization amenable to open pit mining with little or no attention given to the high grade feeder structures. Several known feeder veins exhibit quartz textures indicative of high level, low temperature mineralization suggesting significant down-dip potential for bonanza mineralization. These textures include angel wing quartz after calcite, and massive porcelainous and banded chalcedony. These feeder veins have been intersected in previous drilling with intercepts of more than 1.0 ounce per ton (opt) gold not uncommon. These high grade veins are known to occur within and adjacent to the Crone Hill and Quartz Butte Resource areas as well as in the little explored Angel Camp area.

Quartz Mountain – Work Program and Budget

Quincy expended approximately $975,000 on exploration of the Quartz Mountain Property. Reclamation of all areas disturbed during Quincy’s 2004 work program have been completed and these areas are ready to be reseeded at the appropriate time. As a result of this work Quincy has satisfied its work commitments through October 15, 2006. Consequently Quincy does not plan any exploration of the property during 2006.

Millers Property

In January 2004 Quincy entered into a Mining Lease and Agreement with Pacific Intermountain Gold Corporation pursuant to which Quincy leased 21 unpatented Federal lode claims located in Esmeralda County, Nevada known as the “Millers Property”. William Sheriff, one of Quincy’s directors at the time of the agreement and a current director of EMC, holds a minority (10%) interest in Pacific Intermountain Gold Corporation. Under the Mining Lease and Agreement Quincy paid an advance royalty of $5,000 and was required to complete a $20,000 work commitment by January 23, 2005. In order to maintain the lease Quincy was required to make the following additional advance royalty payments and exploration expenditures:

Date	Advance Royalty Payment	Exploration Expenditure
January 23, 2004 (paid)	$5,000	$Nil
January 23, 2005 (paid)	$7,500	$Nil
January 23, 2006	$10,000	$55,000 (incurred by Quincy)
January 23, 2007	$15,000	$50,000
January 23, 2008	$30,000	$70,000
January 23, 2009 and	$50,000	$100,000, until commencement of
every January 23 thereafter		commercial production

Quincy agreed with Pacific Intermountain Gold Corporation to carry forward its advance royalty payments and work commitments.

Pursuant to the Mining Lease and Agreement the Millers Property is subject to a sliding scale NSR royalty ranging from 2% for gold prices under $300.00/oz to 5% for gold prices in excess of $500.00/oz. Advance royalty payments are credited against the sliding scale NSR royalty.

The 21 Federal claims comprised in the Millers Property are registered in the name of Pacific Intermountain Gold Corporation and are described as follows:

Name	Date Recorded	BLM Serial Number	Expiry Date
AS-1 – AS-21	December 30, 2002	839526-839546	August 31, 2004

Each of these claims requires an annual rental payment of $135 to the Federal Government, payable by August 31.

Pursuant to the terms of the Mining Lease and Agreement Quincy also agreed with Pacific Intermountain Gold Corporation that, in the event that Quincy locates any additional unpatented mining claims within an “Area of Interest” surrounding the Millers Property, such claims will be subject to the Mining Lease and Agreement. The “Area of Interest” extends one mile from the exterior perimeter of the Millers Property.

Millers Property – Location and Access

The Millers Property is located in Esmeralda County in the southwestern portion of the State of Nevada, approximately 13 miles in a straight line, west of the town of Tonopah located at the intersection of U.S. Routes 6 and 95.

Access to the property is from the town of Tonopah, west on U.S. Route 6 for a distance of 12 miles and then an additional 8.5 miles in a south-southwesterly direction over a dirt road, suitable only for a 4-wheel drive vehicle.

Millers Property - Climate, Local Resources and Physiography

The property is located on the eastern flank of Lone Mountain in the Weepah Hills at an elevation of approximately 6,500 feet. Vegetation consists of a variety of low profile shrubs including creosote, sage brush and a sparse distribution of grasses. The climate is classified as high arid desert which features light snow falls during the winter months that usually melt before March and is characterized by hot, dry summers.

Millers Property – Geology and History

A number of small prospects dating back to the late 1800s are found throughout the area. Dickenson-Nevada held the property in the late 1980s and conducted extensive soil sampling that identified a rather large anomalous area in excess of one mile in length. Six holes totaling 2,470 feet (753 m) were drilled ranging from 355 feet (108 m) to 505 feet (154 m) in depth. This drilling targeted mineralization in the hanging wall of the veins and as a result, only two of the holes intersected vein material. Drill hole MS-1 intersected the quartz veining at about 115 feet with a high assay of 0.03 opt gold; whereas drill hole MS-2 hit a 40-foot thick zone of chalcedonic veining at 160-200 feet, which ran 0.01 opt gold.

Quincy’s interest in the property centers on a large chalcedonic, pyrite-bearing vein that has been traced along surface for more than a mile. This vein ranges from 5 to more than 30 feet (9.1 m) in width and displays classic high level, low temperature quartz textures. Calcite veining accompanies the chalcedony locally and in select vein segments is dominant. The main vein is the largest of at least 5 parallel to sub-parallel veins occurring in a broad vein zone measuring up to 400 feet (122 m) in width. The veins cut a number of rock types including a Jurassic granite and sediments and metasediments of Cambrian age intruded by and partially covered by a variety of Tertiary rhyolitic intrusives and volcanics.

In an October 2004 sampling program performed by Quincy, of 56 grab samples collected to characterize the mineralization, the assays ranged from <0.005 -4.65 ppm gold and averaged 0.30 ppm from quartz-carbonate vein material exposed on the southern portion of the claims. Fluid inclusion work commissioned by Quincy on three vein samples resulted in confirmation of the boiling process at a maximum depth of 180 m below the paleo water table. This compares favorably with field observations of vein texture and suggests a boiling zone could be present at depths of from 300 (92 m) - 700 feet (213 m) below the surface. The boiling zone would be the preferred target for bonanza style mineralization.

During this preliminary fieldwork, Quincy personnel noted that contrary to earlier descriptions of the Millers vein, the vast majority of strike measurements varied considerably from N-S. Instead, a preliminary interpretation is the presence of multiple high-level, en-echelon epithermal veins, which individually strike from NNE-SSW to NE-SW but collectively trend along a single structural corridor that strikes N-S. The existence of multiple veins, the length of the vein zone being well in excess of 5000 feet along strike, the evidence of multiple phase Tertiary igneous activity, the lack of sustained modern exploration, along with the untested pediment potential are all positive indicators suggesting the Millers property offers excellent potential for the discovery of bonanza style epithermal gold mineralization at depth. The regional setting of Millers with respect to the Walker Lane structure, the nearby Castle-Black Rock deposit, and the Midway-Tonopah area further increase the attractiveness of this project.

The presence and continuity of the chalcedonic vein, anomalous gold assays encountered at the surface, and the applicability of a geologic model calling for a Bonanza zone associated with boiling at depth were sufficient justification for Quincy to acquire this property.

Millers Property – Proposed Work Program and Budget

3,000 feet of reverse circulation drilling was completed at a cost of $45,000 and the results are being evaluated.

Agate Property

In March 2003, Quincy staked 43 lode mining claims in Humboldt County, Nevada known as the Agate Property. The claims are registered in Quincy’s name.

The AG mining claims are described as follows:

Name	Date Recorded	NMC Number	Expiry Date
AG 11-53	March 3, 2003	844139-844181	August 31, 2006

Agate Property – Location and Access

The Agate Property is located approximately 32 miles northwest of the town of Orovada in Humboldt County, Nevada. The Property lies within the Bilk Creek Mountains and encompasses a small hill.

Access to the Property is from the town of Winnemucca located in northern Nevada on Interstate Route 80, north on U.S. Route 95, then northwesterly on Nevada State Route 140 to the Fort McDermott Indian Reservation, then along an unimproved dirt road running north through Sand Canyon for approximately 22 miles to the Property.

The acquisition of the Agate Property was based on the results of an exploration program previously carried out by Noranda Exploration, Inc. in 1983 on ground presently encompassed by the Agate Property. Thomas Skimming and William Utterback, exploration geologists, also conducted a field examination. They identified evidence of banded, epithermal, quartz-adularia veins on the property which exhibited “angel wing” textures characteristic of many of the epithermal quartz veins that have been developed as gold mines in the state of Nevada. Messrs. Skimming and Utterback have no interest in the Agate Property.

There are no known reserves on the Agate Property and any proposed program by Quincy would be exploratory in nature. Quincy has not conducted any exploration activities on the Agate Property. Quincy plans to review these mineral claims and, if warranted, undertake further exploration activities.

Agate Property – Climate, Local Resources and Physiography

The Agate Property lies at elevations ranging from 6,000 to 6,700 feet above mean sea level within a moderately rugged terrain. Agate Point, the most prominent topographic feature on the Property, has an elevation of 6728 feet above mean sea level. The climate is classified as high arid to semi-arid desert. Temperatures vary from 100 degrees Fahrenheit in the summer to –10 degrees Fahrenheit in the winter with an average precipitation of approximately 5 inches per year which is mainly in the form of snow during the winter months.

Agate Property – History

During a routine field investigation in 1983 in Sand Canyon at the south end of the Bilk Creek Mountain Range, geologists of Noranda Exploration Inc. noticed a north trending structure extending to Agate Point which suggested an extensive area of silica alteration.

Around 1990, Geomex Minerals Inc. acquired the Agate Property and drilled two shallow holes approximately 2000 feet apart in the central area near Agate Point. One of these was collared near a granite contact. The results of their drilling are not available but it is known that they were looking for a bulk tonnage deposit.

Agate Property – Geology and Mineralization

Preliminary sampling by Noranda in 1983 indicated anomalous gold, arsenic, antimony and mercury in brecciated and stockwork veined volcanic rocks. During the following year, geological mapping was carried out to identify the volcanic stratigraphy, structure and the distribution and type of alteration exhibited in the rocks. Geochemical sampling was done to identify areas with anomalous concentrations of precious metals and pathfinder elements. This data was examined and preliminary models were constructed. As a result of their findings, Noranda concluded that the Agate Point area has low potential for a large tonnage, economic precious metal deposit (open pit, heap leach-type of deposit) but noted the potential for a structurally controlled, high grade-type deposit in the area.

Agate Property – Proposed Work Program and Budget

It is estimated an initial exploration program on the Agate Property will cost approximately $150,000. This amount provides for additional sampling of the vein system in the central portion of the property together with sample analyses ($15,000), geophysical surveys and the construction of a control grid ($35,000) and approximately 5,000 feet of reverse-

circulation drilling at an all inclusive cost of $20 per foot, which would include geological supervision, logging, sampling and assaying of drill samples ($100,000).

Acquisition of Prior Exploration and Development Technical Databases

Concurrently with its property acquisitions, EMC has carried out an extensive program of acquiring technical databases covering prior exploration and development activities and findings on the properties.

By a License and Sublicense Agreement dated June 1, 2005 between Mr. Sheriff and EMC, EMC acquired approximately 100 filing cabinets and flat map files containing geological and exploration data on properties acquired from Mr. Sheriff pursuant to the Aurora, Antelope and Moore Ranch agreements. In addition, the data contains exploration information on other properties under consideration by EMC for acquisition. In consideration for the data EMC, paid $1 and agreed to pay Mr. Sheriff twenty per cent of any consideration received from third parties for the use of the exploration databases.

By a Data Sale Agreement dated September 16, 2005 between United Nuclear Energy of Gallup, New Mexico and EMC, EMC acquired technical data pertaining to United States and international uranium properties in consideration for a cash payment. EMC received 73 four drawer filing cabinets, and approximately 170 bankers boxes full of information as well as a significant number of flat map files. All of this information has been relocated to EMC’s operations office in Casper, Wyoming.

By a Data Sale Agreement dated October 24, 2005 between EMC and John S. Wold of Casper, Wyoming, EMC acquired files and records of uranium property data. In consideration for the data EMC agreed to pay Mr. Wold cash and other consideration.

By an agreement dated October 3, 2005 between EMC and Standard, EMC sold technical data relating to the Maybell project in Colorado, comprising geological maps and sections, well completion logs and drill logs. In consideration for the data, Standard issued EMC 10,500 of its shares.

These databases comprise data including, but are not limited to, geological reports, maps, sections and well completion logs completed by major energy companies such as Kerr-Mcgee, Union Carbide, Conoco and others on EMC’s properties and numerous other properties. The exploration and development work described in the technical reports and data was performed to the industry standards of the day.

EMC now controls one of the largest U.S. uranium databases. The databases contain detailed exploration results or prior exploration and development work on most of EMC’s properties as well as properties under consideration for acquisition. EMC is compiling the technical information for each of its properties from the data bases. Based on this information EMC and its consultants and advisors intend to design exploration and development programs for each of EMC’s properties based on the results of the prior work contained within the databases.

EMC considers that this approach will result in significant cost savings and will allow EMC to proceed to advanced exploration and development of the highest priority properties.

Through the acquisition of Quincy, EMC acquired Atlas Database Corp., the owner of a natural resource exploration database. The majority of the information contained in the database relates to research on bulk mineable precious mineralized material in the western United States, particularly sediment hosted disseminated gold deposits and volcanic hosted disseminated hot springs gold mineralized material.

Risk Factors

Prior to making an investment decision investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of EMC consider the risks set out below to be the most significant to potential investors in EMC, but are not all of the risks associated with an investment in securities of EMC. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware or which they consider not to be material in relation to the Group's business, actually occur, the Group's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of EMC’s securities could decline and investors may lose all or part of their investment.

Conflict of Interest of Management

Certain of EMC’s directors and officers are also directors and officers of other natural resource companies. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers relating to EMC will be made in accordance with their duties and obligations to deal fairly and in good faith with EMC and such other companies.

Nuclear Energy Competes With Other Viable Energy Sources

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates and uranium conversion services, which in turn may result in lower market prices for U3O8, which would materially and adversely affect EMC’s business, financial condition and results of operations.

Public Acceptance of Nuclear Energy Cannot Be Assured

Growth in the demand for uranium and in the nuclear power industry will depend upon continued and increased acceptance of nuclear technology by the public as a safe and viable means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident or incident at a nuclear reactor anywhere in the world, or an accident or incident relating to the transportation or storage of new or spent nuclear fuel, could negatively impact the public’s acceptance of nuclear power and the future prospects for nuclear power generation, which may have a material and adverse effect EMC’s business, financial condition and results of operations.

Uranium Industry Competition is Significant

The international uranium industry is highly competitive. EMC will be competing against competitors that may be larger and better capitalized, have state support, have access to more efficient technology, and have access to reserves of uranium that are cheaper to extract and process. As such, no assurance can be given that EMC will be able to compete successfully with its industry competitors.

Sales of Uranium are Restricted by International Trade Regulations

The supply of uranium is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of EMC and may affect the supply of uranium available in the U.S. and Europe, which are the largest markets for uranium in the world. If EMC is unable to supply uranium to important markets in the U.S. or Europe, its business, financial condition and results of operations may be materially and adversely affected.

Deregulation of the Electrical Utility Industry May Affect the Demand for Uranium

EMC’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the U.S. and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of some nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.

EMC’s Financial Condition and Results of Operations may be Adversely Affected by Changes in the Market Price of  U3O8

The majority of EMC’s revenues will be derived from the sale of uranium products. EMC’s financial condition, results of operations, earnings and operating cash flow will be closely related and sensitive to fluctuations in the long and short term market price of U3O8. Historically, these prices have fluctuated widely. Between 1970 and 2005 the price of U3O8 has fluctuated between approximately US$10 per pound and approximately US$100 per pound. The price of U3O8 has been and will continue to be affected by numerous factors beyond EMC’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production.

If the price of U3O8 declines for a substantial period below the cost of production at EMC’s mines, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, profitability and EMC’s financial position. A decline in the market price of U3O8may also require a write-down of EMC’s mineral reserves and resources which would have a material and adverse affect on its financial condition, results of operations and profitability. Should any significant write-down in reserves and resources be required, material write downs of EMC’s investment in the affected mining properties and increased amortization, reclamation and closure charges may be required.

EMC Will Require Significant Amounts of Additional Capital in the Future

EMC has limited financial resources. EMC will continue to make substantial capital expenditures related to exploration, development and production. In particular EMC will have further capital requirements as it proceeds to expand its present exploration activities at its uranium projects, or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it.

In addition, EMC may incur major unanticipated liabilities or expenses. There can be no assurance that EMC will be able to obtain necessary financing in a timely manner on commercially acceptable terms, if at all.

Volatile demand for uranium and the volatile price for U3O8 may make it difficult or impossible for EMC to obtain debt financing or equity financing on commercially acceptable terms or at all. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its uranium projects with the possible loss of the rights to such properties. If exploration or the development of any mine is delayed, such delay would have a material and adverse effect on EMC business, financial condition and results of operation.

EMC’s Operations are Subject to Operational Risks and Hazards Inherent in the Mining Industry

EMC’s business is subject to a number of inherent risks and hazards, including environmental pollution, accidents or spills; industrial and transportation accidents, which may involve radioactive or hazardous materials; labour disputes; power disruptions, catastrophic accidents; failure of plant and equipment to function correctly, the inability to obtain suitable or adequate equipment, fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings, pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technical failure of mining methods. EMC may also contract for the transport of its uranium and uranium products to refining, conversion and enrichment facilities in North America, which will expose EMC to risks inherent in transportation including loss or damage of transportation equipment and spills of cargo.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, EMC’s uranium properties, personal injury or death, environmental damage, delays in EMC’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material and adverse effect on EMC’s future cash flows, earnings, results of operations and financial condition.

Mineral Reserve and Resource Estimates are Only Estimates and May Not Reflect the Actual Deposits or the Economic Viability of Uranium Extraction

Reserve and resource figures included for uranium are estimates only and no assurances can be given that the estimated levels of uranium will actually be produced or that EMC will receive the uranium price assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and exploration results and industry practices. Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change. While EMC believes that the reserve and resource estimates included are well established and reflect management's best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

Exploration, Development and Operating Risk

The exploration for and development of uranium properties involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical, drilling and other related costs which appear to be rising; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in EMC not receiving an adequate return on invested capital.

Currency

Exchange rate fluctuations may affect the costs that EMC incurs in its exploration activities. Uranium is generally sold in US dollars. Since EMC principally raises funds in Canadian dollars, but since EMC’s costs are incurred in US dollars, the appreciation of the US dollar against the Canadian dollar can increase the cost of uranium and other mineral exploration and production in Canadian dollar terms.

Environmental Risks and Hazards

All phases of EMC’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect EMC’s operations. Environmental hazards may exist on the properties which are unknown to EMC at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Governmental Regulation

EMC’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although EMC believes its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Many of the mineral rights and interests of EMC are subject to government approvalsl, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of applicable governments or governmental officials. No assurance can be given that EMC will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, EMC may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations or applicable laws or regulations.

Amendments to current laws and regulation governing operations or more stringent implementation thereof could have a substantial impact on EMC and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Public Involvement in the Permitting Process

The process of obtaining radioactive materials licenses (“RML”) from the US Nuclear Regulatory Commission and those required in the States that EMC is operating in allow for public participation. If a third party chooses to object to the issuance of any RML or permit required by EMC, significant delays may occur before EMC is able to secure an RML or permit. Generally, the public objections can be overcme with the passage of time and through the procedures set forth in the applicable permitting legislation. However, the regulatory agencies must also allow and fully consider public comment according to such procedures and there can be no assurance that EMC will be successful in obtaining any RML or permit.

Political Risk

EMC’s future prospects may be affected by political decisions about the uranium market. There can be no assurance that the United States or other government will not enact legislation restricting to whom EMC can sell uranium or that the United States or other government will not increase the supply of uranium by decommissioning nuclear weapons.

EMC has no History of Mineral Production or Mining Operations

EMC has never had uranium producing properties. There is no assurance that commercial quantities of uranium will be discovered at the Properties or other future properties nor is there any assurance that EMC’s exploration program thereon will yield positive results. Even if commercial quantities of uranium are discovered, there can be no assurance that any property of EMC will ever be brought to a stage where uranium resources can profitably be produced therefrom. Factors which may limit the ability of EMC to produce uranium resources from its properties include, but are not limited to, the spot price of uranium, availability of additional capital and financing and the nature of any mineral deposits.

EMC does not have a history of mining operations that it will produce revenue, operate profitably or provide a return on investment in the future.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair EMC’s ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares can be resold without material restriction in Canada.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that EMC has acquired title to any such surface or mineral rights have been obtained or will be obtained in the future. To the extent they are obtained, titles to EMC’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. EMC’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on EMC’s operations. In addition, EMC may be unable to perate its properties as permitted or to enforce its rights with respect to its properties. Management has been advised that the US federal registry for claims cannot currently be accessed and therefore EMC’s disclosure as to staked federal lode claims cannot be verified. Management, together with its local counsel, is continually assessing such risks, which management believes are normal course risks for a company at is current stage of development.

Need for Additional Mineral Reserves and Delineation of Mineral Reserves

Because mines have limited lives based on proven and probable mineral reserves, EMC will be required to continually replace and expand its mineral reserves as its mines produce uranium. EMC’s ability to maintain or increase its annual production or uranium in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines.

Commencement of Operations at the Hobson Plant

In January 2006, Standard entered into an agreement with Everest Exploration Inc. (“EEI”) and Everest Resources Corporation (“ERC”), each of which are privately held Texas based companies which carry on business in the uranium industry. URN South Texas Project, Ltd., an indirectly wholly owned subsidiary of Standard, also entered into a 99%-1% joint venture, South Texas Mining Venture, LLP (“STMV”) wherein URN South Texas Project, Ltd. holds a 99% interest and EEI holds a 1% interest. Through Standard's 99% ownership in STMV, EMC plans to use the Hobson Plant, an existing recovery facility located in Duval County, Texas, to produce uranium oxide product from in-situ leach solution recovered from the Palangana Property located in Duval County, Texas. Among others, STMV owns the Hobson plant as well as satellite production facilities and the Palangana mining leases.

The project schedule for the Hobson Plant contemplates that this processing plant will commence operations in the first quarter of 2008. The mining and operating agreement of STMV, contemplates that STMV will apply for appropriate licenses and permits in its own name, but that pending the issuance of such licenses and permits, EEI will serve as licensee and permittee for the benefit of STMV. The status of such license is critical to EMC’s production strategy, as the amendment of such license could take an extended period of time.

Lengthy Standby Status of the Hobson Plant

The lengthy standby status of the Hobson Plant may necessitate rehabilitation, or replacement, of the processing facilities and certain clean-up and associated decontamination of such facility may need to be undertaken.

Commencement of Operations at the Palangana Project

The Palangana Project, consisting of the Palangana Property and the Hobson Plant, is situated in the south Texas uranium belt between San Antonio and Corpus Christi. EMC-STMV are currently in the process of licensing the Palangana Project for the construction of a satellite ion exchange loading facility to the Hobson plant.

The Palangana Project will be included as a subsite to the base radioactive material license for the Hobson plant and included as a license amendment, which licensing process may very well take between 6-12 months assuming that the application is complete and not contested. It is also not clear whether the regulatory authority in Texas responsible for issuing such license would allow the “new” facilities at a new and separate site that is covered by a license amendment to be constructed prior to the issuance of the license.

The project schedule for completing the first well field at the Palangana Project is in 2007. The well field permits and mining permits must be obtained from the State of Texas prior to the construction of a satellite process plant on the property and drilling and construction well fields. The time line required to obtain a new base mine permit and associated production area authorization is typically in excess of 12 months, and if such permit is contested and hearing required, then the time line for approval may be extended.

DIVIDENDS

EMC has paid no dividends since its inception. At the present time, EMC intends to retain any earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of EMC on such other facts as the Board of Directors may consider appropriate. However, since EMC is currently in a development stage, it is unlikely that earnings, if any, will be available for the payment of dividends in the foreseeable future.

CAPITAL STRUCTURE

General Description of Capital Structure

The authorized share capital of EMC consists of an unlimited number of common shares without par value. As of November 15, 2006, 66,599,339 common shares were issued and outstanding as fully paid and non-assessable shares. The holders of the common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of EMC and each common share converse the right to one vote in person or by proxy at all meetings of the shareholders of EMC. The holders of the common shares, subject to the prior rights, if any, of any other class of shares of EMC, are entitled to receive such dividends in any financial year as the board of directors of EMC may by resolution determine. In the event of the liquidation, dissolution or winding-up of EMC, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of EMC, the remaining property and assets of EMC.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of EMC are listed and posted for trading on the Toronto Stock Exchange (the “Exchange”) under the trading symbol “EMC”. The following table sets forth the high and low trading prices and trading volume of the common shares of EMC as reported by the Exchange for the periods indicated:

Month	High	Low	Close	Volume
November 1-21, 2006	9.45	7.85	9.36	6,942,400
October 2006	9.22	5.10	8.60	11,327,200
September 2006	6.25	4.78	5.20	5,309,700
August 2006	5.98	4.99	5.82	8,313,000
July 2006	6.70	5.55	5.80	2,681,700
June 2006	6.25	4.60	5.59	3,449,400
May 2006	7.70	5.57	6.09	6,174,400
April 2006	8.20	5.65	7.50	5,162,400
March 2006	6.38	4.35	6.03	7,026,282
February 2006	4.35	3.54	4.26	5,089,829
January 2006	4.55	3.37	4.12	3,809,721
December 2005	3.60	3.05	3.43	1,480,224
November 2005	3.45	2.96	3.15	2,081,998
October 2005	3.85	2.80	3.00	2,179,748
September 2005	4.15	3.32	3.79	1,971,349
August 2005	3.50	2.90	3.30	1,939,699
July 2005	3.45	2.16	3.17	3,197,126

Month	High	Low	Close	Volume
June 2005	2.65	2.30	2.45	991,687

PRIOR SALES

The following table summarizes the sales of securities of EMC during its fiscal year end 2006.

	Number of EMC
Date of Issue	Shares	Price per Shares

April 13, 2006 (2)	5,200,000	$5.50
April 6, 2006(1)	5,500,000	$5.50
December 2, 2005	2,000,000	$3.10
December 22, 2005	2,000,000	$3.15
Various Dates (3)	2,301,931	$0.75; $1.50; $2.00;
		US$0.49
Various Dates (4)	1,296,250	$0.20 - $3.15

(1)

Issued pursuant to a brokered private placement of 5,500,000 units. Each unit consisted of one common share and one-half warrant exercisable for a period of two years at a price of $6.50 per warrant expiring in April 6, 2008.

(2)

Issued pursuant to a non-brokered private placement of 5,500,000 units. Each unit consisted of one common share and one-half warrant exercisable for a period of two years at a price of $6.50 per warrant expiring in April 13,2008.

(3)	Issued upon exercise of warrants. Exercise prices ranged from $0.75, $1.50, $2.00, $4.00 and US$0.49.
(4)	Issued upon the exercise of stock options. Exercise prices range from $0.20 to $3.15.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the current directors and officers of EMC, provinces or states and countries of residence, positions with EMC, principal occupations within the five preceding years, periods during which each director has served as a director and the number of common shares of EMC and percentage of the issued common shares of EMC beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of EMC will expire at the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of EMC or he becomes disqualified to act as a Director. EMC is not required to have an executive committee but it has an audit committee as indicated below.

Name, Present Position with EMC and Country of Residence	Commencement Date for Position	Securities Held (3)*	Present Principal Occupation
Paul Matysek President, CEO & Director West Vancouver, B.C., Canada	January 11, 1999	1,275,220	President and Director; President and CEO of Dundarave Resources Inc.; Director of Standard; self employed Geologist.
William Sheriff Director Texas, USA	March 1, 2005	3,242,840	Director, Quincy Energy Corp. President Pacific Intermountain Gold, Director of Castleworth Ventures Inc.; Director of Standard
James G. G. Watt (2) Chairman & Director Port Moody, B.C., Canada	December 9, 1993	649,600	Director and President, Tower Energy Ltd.; Director and former President of EMC (formerly Clan Resources), 1994 to 2004; Director of Doublestar Resources Ltd.; Director of Standard

Name, Present Position with EMC and Country of Residence	Commencement Date for Position	Securities Held (3)*	Present Principal Occupation
Grayson Hand (1)(2) Director Vancouver, B.C., Canada	October 18, 1996	302,500	Businessman. Mr. Hand has over 20 years of senior management and executive level business experience. He has acted as a senior officer for several private and publicly traded companies.
William Lupien(1)(2) Director Colorado, USA	November 30, 2005	165,000	Financial equity market consultant and private investor.
William B. Harris(1) Director New York, USA	November 13, 2006	Nil	Partner of Solo Management Group, LLC, an investment management and financial consulting company since 1998. Mr. Harris was formerly the President and CEO of Hoechst Fibers Worldwide .
George Lim CFO Vancouver, B.C., Canada	May 13, 2005	327,000	Chief Financial Officer of EMC, is a
Chartered Accountant and Certified General
Accountant. Prior to joining EMC, Mr. Lim
was the Chief Financial Officer of a group of
companies involved in the mining industry in
North and South America, Australia and
Africa from 1999 – 2004; Chief Financial
			Officer, Standard
Christine Thomson Corporate Secretary Vancouver, B.C., Canada	June 2, 2005	152,500	Corporate Secretary of EMC. Ms. Thomson
has 15 years experience as a legal assistant in
the area of corporate securities, working in
law firms and mining companies. Ms.
Thomson was Corporate Secretary/Corporate
Administrator of First Quantum Minerals Ltd.
from 1999 – 2004; Corporate Secretary,
Standard, Quincy Energy Corp.; Director,
			Artha Resources Corporation

(1)	Denotes member of Audit Committee.
(2)	Denotes member of Compensation Committee.
(3)	Securities held includes shares, warrants and stock options

The term of office of the directors expires annually at the time of EMC’s annual general meeting. The term of office of the officers expires at the discretion of EMC’s directors. None of the directors nor officers have non-disclosure agreements with EMC.

As at November 21, 2006, the directors and officers of EMC as a group owned beneficially, directly or indirectly, or exercised control or discretion over an aggregate of 6,114,440 EMC Shares and Convertible Securities, which is equal to 7.62% of the issued and outstanding EMC Shares and Convertible Securities of EMC in the aggregate.

The directors and officers of EMC anticipate that they will dedicate the following percentage of their time to the affairs of EMC: Paul Matysek, 90%; William Sheriff, 30%; James G.G. Watt, 10%; Grayson Hand, 15%; William Lupien 20%; William B. Harris 20%, George Lim, 100%; and Christine Thomson 100%.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, to the best of EMC’s knowledge, no existing or proposed director, officer, promoter or other member of management of EMC is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other corporation that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that corporation, was the subject of a cease trade order or similar order or an order that denied Standard access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

Paul Matysek was a director of Mandalay Resources Corporation when a cease trade order was issued against it on February 9, 2004 for failure to file material change reports, a technical report and quarterly and year-end reports in the form required under the Securities Act and the Rules (British Columbia). On January 4, 2005, the British Columbia Securities Commission revoked the cease trade order, as Mandalay Resources had filed the required documentation.

A cease trade order was issued against Mandalay Resources Corporation on June 30, 2004 by the Alberta Stock Exchange for failure to file certain required financial information. On February 1, 2005, the cease trade order was revoked as EMC had filed the required records.

Paul Matysek resigned as a director of Mandalay Resources Corporation on November 17, 2005.

Penalties or Sanctions

Other than as disclosed herein, to EMC’s knowledge, no director or officer of EMC, nor any shareholder holding sufficient securities of EMC to materially affect control of EMC has:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

To EMC’s knowledge, no director or officer of EMC, nor any shareholder holding sufficient securities of EMC to affect materially the control of EMC, nor any personal holding company of any such person has, within the ten years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Conflicts of Interest

The directors of EMC are required by law to act honestly and in good faith with a view to the best interests of EMC and to disclose any interests, which they may have in any project or opportunity of EMC. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of EMC’s knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among EMC, its promoters, directors and officers or other members of management of EMC or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to EMC and their duties as a director or officer of such other companies.

Audit Committee Information

Pursuant to the provisions of the British Columbia Business Corporations Act and Multilateral Instrument 52-110 of the Canadian Securities Administrators, EMC is required to have an Audit Committee and to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with EMC’s independent auditor. The general function of the Audit Committee is to review the overall audit plan and EMC’s system of internal controls, to review the results of the external audit, and to resolve any potential dispute with EMC’s auditor

Audit Committee Charter

A copy of the Audit Committee Charter of EMC is attached to this Annual Information Form as Annex A.

Composition and Background of the Audit Committee

The Audit Committee of EMC currently consists of James G.G. Watt, Grayson Hand and Paul Matysek. The members of the Audit Committee are independent, with the exception of Paul Matysek who is also an officer of EMC. The composition of the Audit Committee is presently under review by the Board of Directors and will be reconstituted in order to provide for a fully independent Audit Committee, and to provide for an “audit committee financial expert” as that term is defined in the Multilateral Instrument. The members of the Audit Committee are financially literate with a wide experience with accounting principles and the evaluation of financial statements.

James G.G. Watt has over 20 years of experience in banking and over 20 years with junior natural resource companies. Mr. Watt was a Senior Manager with the Bank of Montreal and is a "Fellow of the Institute of Canadian Bankers" as well as an "Associate of the Institute of Bankers in Scotland". Since the early 1980's, Mr. Watt has been an officer and/or director of several public natural resource companies and has been responsible for raising funding for various mining projects. He was a founding director of Fleck Resources Ltd. which acquired Anaconda Canada along with its various Canadian resource exploration properties. He is a director and President of Tower Energy Ltd.; a director of Doublestar Resources Ltd.; and a director of Standard

Grayson Hand has over 20 years of senior management and executive level business experience. He has acted as a senior officer for several private and publicly traded companies.

Paul Matysek is currently the President and CEO of EMC. Mr. Matysek is an experienced geochemist/geologist with a Bachelor of Science degree and a Masters of Science degree in Geology. Mr Matysek has held management and director positions with several natural resource exploration and development companies. Mr. Matysek has been instrumental in the acquisition and development of a number of significant precious metal and base-metal properties which include the Crucitas Gold Project in Costa Rica and the Altintepe Gold Project in Turkey. He has been involved in raising over $50 million for various exploration and development projects since 1999.

Reliance on Certain Exemptions

Since the effective date of MI 52-110, EMC has not relied on the exemptions contained in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6 or 3.8 of MI 52-110.

Pre-Approval Policies and Procedures

All services to be performed by EMC’s independent auditor must be approved in advance by the Audit Committee. Under EMC’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. Unless a type of service is to be provided by the external auditors receives general pre-approval, it requires specific pre-approval by EMC’s Audit Committee.

External Auditor Service Fees

Davidson & Company LLP has served as the Registrant’s auditing firm since June 30, 1998. Fees billed by Davidson & Company LLP and its affiliates during fiscal 2006 and fiscal 2005 were Canadian $78,100 and Canadian $13,250, respectively. The aggregate fees billed by the auditors in fiscal 2006 and fiscal 2005 are detailed below.

	2006		2005
Audit Fees (a)	$27,000		$12,700
Audit Related Fees (b)	$44,100	$	Nil
Tax Fees (c)	$7,000		$550
All Other Fees (d)	Nil		Nil
Total	$78,100		$13,250

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2006 and 2005 consisted of:
• audit of the Registrant’s annual statutory financial statements
• reviews of the Registrant’s quarterly financial statements
(b)	Fees for audit related services related to comfort letters, consents, and other services related to SEC and Canadian securities regulatory authorities’ matters.
(c)	Fees for tax services provided during fiscal 2006 and 2005 consisted of tax compliance.
(d)	Fees for products and services provided during fiscal 2006 and 2005 not disclosed in subsections (a), (b) or (c) above.

LEGAL PROCEEDINGS

EMC is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth in this or any previous Circular and other than transactions carried out in the normal course of business of EMC or any of its affiliates, none of the directors or senior officers of EMC, no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of EMC, nor an associate or affiliate of any of the foregoing persons had during the last completed financial year, any material interest, direct or indirect, in any transaction which materially affected EMC or in any proposed transaction which has or would materially affect EMC, except as follows:

EMC entered into Management Services Agreements dated November 1, 2005 with each of William M. Sheriff and Paul Matysek (through his wholly owned private company, Bedrock Capital Corporation), whereby each will receive management fees of CDN$15,000 per month for a period of 12 months for Mr. Sheriff and 24 months for Mr. Matysek. Each of Mr. Sheriff and Mr. Matysek also received a CDN$100,000 bonus when EMC’s market capitalization increased to CDN$250 million and was sustained at that level for a minimum of 10 consecutive business days.

TRANSFER AGENT AND REGISTRARS

EMC’s transfer agent and registrar is Pacific Corporate Trust Company (“PCTC”). PCTC’s register of transfers for the common shares of EMC is located at 510 Burrard Street, Third Floor, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by EMC during the fiscal year preceding the date of this Information Circular and which can be reasonably regarded as material to EMC are as follows:

1.	Arrangement Agreement dated February 9, 2006 between EMC and Standard.

2.	Agreement and Plan of Merger dated March 9, 2006 between Quincy and EMC.

3.	Loan Agreement dated September 6, 2006 between EMC and HPU.

4.	Arrangement Agreement dated November 15, 2006 between EMC and HPU.

INTERESTS OF EXPERTS

Names of Experts

Davidson & Company LLP, Chartered Accountants is the auditor of EMC and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. To management’s knowledge, Davidson & Company LLP does not have any registered or beneficial interests, direct or indirect, in any securities or other property of EMC (or of any of its associates or affiliates).

B. Ainsworth, P. Eng. prepared the Summary Report, Antelope Uranium Project, Fremont and Sweetwater Counties, Wyoming, USA, dated January 14, 2005. To management’s knowledge Mr. Ainsworth has no registered or beneficial interests, director or indirect, in any securities or other property of EMC (or of any of its associates or affiliates).

Mr. Gregory Meyers, Ph.D prepared technical reports on following properties:

  Technical Report of the Aurora Uranium Project, Malheur County, Oregon, dated September 30, 2005
  Technical report of the Section 19 and 29 Portions of the Crownpoint Property, McKinley County, New Mexico, dated April 7, 2006
  Technical Report of the Section 24 Portion of the Crownpoint Property, McKinley County, New Mexico, dated March 2, 2006
  Technical Report on the Hosta Butte Property, McKinley County, New Mexico, dated April 18, 2006

To management’s knowledge Mr. Meyers has no registered or beneficial interests, director or indirect, in any securities or other property of EMC (or of any of its associates or affiliates).

Mr. Robert E. Blackstone P.G. prepared a technical report entitled “Technical Report on the Palangana and Hobson Uranium In-Situ Leach Project, Duval and Karnes Counties, Texas”, dated November 10, 2005. To management’s knowledge Mr. Blackstone has no registered or beneficial interests, director or indirect, in any securities or other property of EMC (or of any of its associates or affiliates).

Mr. Douglas Beahm, PE, PG prepared technical reports on the following properties:

  Peterson Uranium Project, Converse County, Wyoming, USA, 43-101 Mineral Resource Report, dated June 27, 2006
  Red Rim Project, Sweetwater County, Wyoming, USA, 43-101 Mineral Resource Report, dated June 14, 2006
  Moore Ranch Uranium Project, Campbell County, Wyoming, USA, 43-101 Mineral Resource Report, dated June 27, 2006
  Jab Uranium Project, Sweetwater County, Wyoming, USA, 43-101 Mineral Resource Report, dated July 14, 2006

To management’s knowledge Mr. Beham has no registered or beneficial interests, director or indirect, in any securities or other property of EMC (or of any of its associates or affiliates).

OTHER MATERIAL FACTS

EMC began trading on the NYSE Arca, Inc. on November 29, 2006 under the symbol “EMU”. EMC’s shares are also listed and traded dually on the Toronto Stock Exchange under the symbol “EMC”.

ADDITIONAL INFORMATION

Additional information relating to EMC may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and other indebtedness, principal holders of EMC’s securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in EMC’s annual general meeting information circular dated October 27, 2006.

Additional financial information is provided in EMC’s audited financial statements and MD&A for the year ended June 30, 2006 which may be obtained upon request from EMC’s head office, or may be viewed on EMC’s website (www.firstmajestic.com) on the SEDAR website (www.sedar.com).

ANNEX A

Charter of the Audit Committee of the Board of Directors
of EMC (the “Company”)

Mandate

The primary function of the Audit Committee (“Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the following: the financial reports and other financial information provided by EMC to regulatory authorities and shareholders, EMC’s systems of internal controls regarding finance and accounting and EMC’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, EMC’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor EMC’s financial reporting and internal control system and review EMC’s financial statements; (ii) review and appraise the performance of EMC’s external auditors; (iii) provide an open avenue of communication among EMC’s auditors, financial and senior management and the board of directors; and (iv) to ensure the highest standards of business conduct and ethics.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of EMC’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by EMC’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.
(b)

Review EMC’s financial statements, MD&A, any annual and interim earning statements and press releases before EMC publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)	Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of EMC.

(b)	Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and EMC, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)	At each meeting, consult with the external auditors about the quality of EMC’s accounting principles, internal controls and the completeness and accuracy of EMC’s financial statements.

(g)	Review and approve EMC’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of EMC.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by EMC’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to EMC constitutes not more than 5% of the total amount of revenues paid by EMC to its external auditors during the fiscal year in which the non-audit services are provided;

	ii.	such services were not recognized by EMC at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by EMC and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of EMC’s financial reporting process, both internal and external.

(b)	Consider the external auditor’s judgments about the quality and appropriateness of EMC’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to EMC’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review certification process.

(i)	Establish a procedure for the confidential, anonymous submission by employees of EMC of concerns regarding questionable accounting or auditing matters.

Other

a)	Review any related party transactions.

b)	Review reports from persons regarding any questionable accounting, internal accounting controls or auditing matters (“Concerns”) relating to EMC such that:

	i.	an individual may confidentially and anonymously submit their Concerns to the Chairman of the Committee in writing, by telephone, or by e-mail;

	ii.	the Committee reviews as soon as possible all Concerns and addresses same as they deem necessary; and

	iii.	the Committee retains all records relating to any Concern reported by an individual for a period the Committee judges to be appropriate.

All of the foregoing in a manner that the individual submitting such Concerns shall have no fear of adverse consequences.

(This page intentionally left blank)

APPENDIX “F” - AUDIT COMMITTEE CHARTER

Membership

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of High Plains Uranium, Inc. (the “Corporation”) shall consist of such number of directors as are appointed from time to time by the Board, provided that the Audit Committee shall consist of at least three directors. Unless otherwise determined by the Board and permitted by Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), the Audit Committee shall be composed solely of directors who have no direct or indirect material relationship with the Corporation which could, in the view of the Board, reasonably interfere with the exercise of such director’s independent judgment, and are otherwise independent as determined in accordance with MI 52-110.

Unless otherwise determined by the Board and permitted by MI 52-110, all members of the Committee shall be financially literate, meaning they shall have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues generally comparable to the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

The Board shall appoint the Chair of the Committee.

The Board may, by resolution, at any time remove any member of the Committee, with or without cause, or add to or otherwise change the membership of the Committee. Committee membership shall not, however, be reduced to less than three or vary from the qualification requirements specified above. A member of the Committee shall cease to be a member upon ceasing to be a director.

Duties and Responsibilities

The Committee shall have all the powers and duties conferred on it by the laws governing the Corporation and such other powers and duties as may be conferred on it from time to time by resolution of the Board. In addition to the foregoing powers and duties, the Committee shall have the following duties and responsibilities:

1)

To review, prior to approval thereof by the Board and public disclosure thereof, all financial statements of the Corporation, whether annual or periodic, and the external auditor’s report, if any, thereon and any annual or interim MD&A (a) prepared for submission to a meeting of the directors of the Corporation, (b) which may be required by applicable law to be reviewed by the Committee or (c) which the Board may by resolution determine shall be so reviewed by the Committee, and to report to the Board:

	(i)	if the same have been prepared in accordance with the laws to which the Corporation is subject and the policies from time to time adopted by the Board;

(ii)

any significant changes in the form or content of such statements from the corresponding statements most recently approved by the Board and the reason(s) therefor, together with any intervening developments in relevant accounting principles, policies and practices which have been taken into account in preparing such financial statements or which, in the opinion of the Committee or the external auditor of the Corporation, might have been taken into account for that purpose; and

(iii)

where deemed to be appropriate, on the report of the external auditor as to form and content of such statements and as to the level of co-operation of management received by the external auditor in the conduct of the audit.

2)	To review all annual or periodic earnings press releases of the Corporation prior to public disclosure by the Corporation.

- F 1 -

3)

To satisfy itself that adequate procedures are in place for the review of public disclosure of any financial information of the Corporation other than information listed in (1) and (2) above and to periodically assess such procedures.

4)	To review all financial statements of the Corporation, whether annual or periodic, appearing in a prospectus.

5)	To review such returns of the Corporation as may be required by any regulatory authority and the compliance of any subsidiary of the Corporation with all applicable laws, regulations and standards.

6)

To review estimates and judgments that are material to reported financial information, and consider the quality and acceptability of the Corporation’s accounting policies and procedures and the clarity of disclosure in financial statements.

7)

To review such investments and transactions that could adversely affect the well-being of the Corporation as the external auditor or any officers of the Corporation may bring to the attention of the Committee.

8)	To receive reports on the periodic findings of any regulatory authority and management’s response and observations thereon.

9)	To meet with the external auditor to discuss the quarterly and annual statements and the transactions referred to in this Charter.

10)

To review the audit plan, including such factors as the integration of the external auditor’s plan for procedures performed in Canada and elsewhere and whether the nature and scope of the planned audit procedures can be expected to detect material weaknesses in internal controls and determine if financial statements present fairly and accurately the Corporation’s financial position in accordance with generally accepted accounting principles.

11)

To identify the risks inherent in the business of the Corporation and to review and approve management’s risk philosophy and risk management policies necessary to address as much as reasonably possible those identified risks.

12)

To review periodically, but at least annually, management reports demonstrating compliance with risk management policies and confirm annually that management has taken reasonable steps to ensure compliance with standards.

13)	To review and recommend to the Board the appointment of an external auditor and the compensation of such external auditor.

14)

To review and evaluate the performance of the external auditor, including how and under what circumstances external auditors are to be rotated or removed, such review to include, but not be limited to:

(i) a review of estimated and actual fees;

(ii) a review of the engagement letter of the external auditor and the scope and timing of the audit work; and

- F 2 -

(iii)	pre-approval of all non-audit work to be performed by the external auditor and the fees to be paid therefor.

15)	To review and approve the Corporation’s hiring policies regarding current and former partners and employees of the external auditor.

16)	To be directly responsible for overseeing the work of the external auditor including the resolution of disagreements between management and the external auditor regarding financial reporting.

17)

To review with the external auditor the performance of management involved in the preparation of financial statements, any problems encountered by the external auditor, any restrictions on the external auditor’s work, the co-operation received in performance of the audit and the audit findings, any significant recommendations made to management on internal controls and other financial and business matters and management’s response to the recommendations.

18)	To provide the external auditor with the opportunity to meet with the Committee without management present at least once per year for the purpose of discussing any issues.

19)

If determined appropriate by the Committee, to delegate authority to pre-approve non-audit services of the external auditor to the chair of the Committee, which pre-approval must be presented to the full Committee at its next scheduled meeting.

20)

To confirm the accountability of the external auditor to the Committee and the Board and to satisfy itself that the external auditor’s independence in carrying out the audit function is not impaired by either management or the external auditor’s own action or activities.

21)	To require the management of the Corporation to implement and maintain appropriate internal control and data security procedures and oversee their implementation and operation.

22)	To review the competence and adequacy of the Corporation’s staffing for the accounting, financial and internal audit functions.

23)

To establish a satisfactory procedure for the receipt, retention and handling of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, which will include procedures for the confidential, anonymous submission of concerns by employees with regard to these matters.

24)	To report and make recommendations to the Board arising from its responsibilities as the Committee considers appropriate.

To ensure that the Committee is able to discharge the foregoing duties and responsibilities, the Corporation shall require the external auditor to report directly to the Committee.

Minutes

Minutes shall be kept of all meetings of the Committee.

Meetings

Except as otherwise provided in this mandate, the rules and regulations relating to the calling and holding of and proceedings at meetings of the Committee shall be those, making allowance for the fact that it is a committee, that

- F 3 -

apply to meetings of the Board, subject to such modifications as may, from time to time, be determined by resolution of the Committee. Until otherwise determined by resolution of the Board:

1)	The quorum for meetings of the Committee shall be two of its members.

2)

Meetings of the Committee may be called by its Chair or Vice Chair, if any, or by any member of the Committee, or by the external auditor of the Corporation. The Committee may at any time request the attendance of any officer of the Corporation or any person at any meeting of the Committee. Any member of the Committee may request the external auditor of the Corporation to attend every meeting of the Committee held during the member’s term of office.

3)	The external auditor of the Corporation shall receive notice of every meeting of the Committee and may attend and be heard at any meeting.

4)

Meetings of the Committee shall be held at such time and place as may be determined from time to time by the Committee or by the Chair or Vice Chair, if any, of the Committee, and notice thereof shall be given in the manner and with the length of notice provided in the resolution(s) of the Board relating to notices of meetings of directors.

Reports to the Board

The Committee shall report to the Board as follows:

1)	In the case of annual statements and any returns that under applicable legislation must be approved by the Board, the Committee shall report thereon to the Board before approval is given.

2)	All significant actions of the Committee shall be reported to the Board whenever possible at its next succeeding regular Board meeting and shall be subject to revision or alteration by the Board.

The Committee may call a meeting of the Board to consider any matter of concern to the Committee.

Access to Information

In its discharge of the foregoing duties and responsibilities, the Committee shall have the authority to communicate directly with the external auditor and shall have free and unrestricted access at all times, either directly or through its duly appointed representatives, to the relevant accounting books, records and systems of the Corporation and shall discuss with the officers and auditors of the Corporation such books, records, systems and other matters considered appropriate.

Independent Advisors

The Committee shall have the authority to engage such independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes and to set and cause to be paid by the Corporation the compensation of any such counsel or advisors.

Board Review of Charter

The Board shall review the adequacy of the Committee’s charter on at least an annual basis. In accordance with MI 52-110, the text of this charter shall be included in the Corporation’s Annual Information Form.

- F 4 -

APPENDIX “G” - PRO FORMA FINANCIAL STATEMENTS OF ENERGY METALS CORPORATION

- G -

ENERGY METALS CORPORATION

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

 (Unaudited – See Compilation Report)

SEPTEMBER 30, 2006

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

COMPILATION REPORT ON
PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
Energy Metals Corporation

We have read the accompanying unaudited pro-forma consolidated balance sheet of Energy Metals Corporation (the “Company”) as at September 30, 2006 and the unaudited pro-forma consolidated statements of operations for the three months then ended and for the year ended June 30, 2006 and have performed the following procedures:

1.

Compared the figures in the columns captioned “Energy Metals Corporation” to the unaudited consolidated financial statements of the Company as at and for the three months ended September 30, 2006, and to the audited consolidated financial statements of the Company for the year ended June 30, 2006, and found them to be in agreement.

2.

Compared the figures in the columns captioned “High Plains Uranium, Inc. USD” in Notes 4, 5 and 6 to these pro- forma consolidated financial statements to the unaudited interim consolidated financial statements of High Plains Uranium, Inc. as at and for the three month period ended September 30, 2006 and for the periods ended June 30, 2006 and 2005 and to the audited consolidated financial statements for the year ended March 31, 2006 and found the amounts to be in agreement. Recalculated the figures resulting from adding the figures in the column captioned “High Plains Uranium, Inc. USD Year ended March 31, 2006” to the figures in the column captioned “High Plains Uranium, Inc. USD Three month period ended June 30, 2006” and subtracting the figures in the column captioned “High Plains Uranium, Inc. USD Three month period ended June 30, 2005” in Note 5 to these pro-forma consolidated financial statements and found the amounts in the column captioned “High Plains Uranium, Inc. USD Twelve month period ended June 30, 2006” to be arithmetically correct.

3.

Compared the figures in the columns captioned “High Plains Uranium, Inc.” as at and for the three month period ended September 30, 2006 and for the year ended June 30, 2006 to the columns captioned “High Plains Uranium, Inc. CAD” in Notes 4, 5 and 6 and found them to be in agreement.

4.

Compared the figures in the column captioned “Quincy Energy Corp. USD Year ended April 30, 2006” in Note 7 to these pro-forma consolidated financial statements to the audited consolidated financial statements of Quincy Energy Corp. for the year ended April 30, 2006 and found the amounts to be in agreement. Compared the figures in the column captioned “Quincy Energy Corp.” for the year ended June 30, 2006 to the column captioned “Quincy Energy Corp. CAD Year ended April 30, 2006” in Note 7 and found them to be in agreement.

5.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

	a)	the basis for determination of the pro-forma adjustments; and

b)

whether the pro-forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the “Acts”) and the related regulations.

The officials:

	a)	described to us the basis for determination of the pro-forma adjustments; and

b)

stated that the pro-forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the “Acts”) and the related regulations.

6.	Read the notes to the pro-forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.

7.

Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned “Energy Metals Corporation”, “High Plains Uranium, Inc.” and “Quincy Energy Corp.” as at September 30, 2006 and for the three months then ended and for the year ended June 30, 2006, and found the amounts in the column captioned “Pro-forma consolidated” to be arithmetically correct.

Pro-forma consolidated financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, Canada	“Davidson & Company LLP”
December 7, 2006	Chartered Accountants

A Member of SC INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ENERGY METALS CORPORATION
PRO-FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2006
(Unaudited – See Compilation Report)

	Energy Metals	High Plains		Pro-forma	Pro-forma
	Corporation	Uranium, Inc.	Note 2	Adjustments	Consolidated

ASSETS

Current
Cash and cash equivalents	$35,338,598	$8,074,355		$-	$43,412,953
Short-term investments	41,366,680	2,311,243	(a)	115,204	43,793,127
Receivables	182,100	73,483		-	255,583
Prepaid expenses and deposits	445,162	5,428		-	450,590

	77,332,540	10,464,509		115,204	87,912,253

Long-term investments	10,445,936	30,602	(a)	(10,445,936)	30,602
Reclamation deposits	2,111,523	178,010		-	2,289,533
Property, plant and equipment	10,439,095	139,798		-	10,578,893
Mineral properties	46,790,358	6,857,317	(a)	57,853,645	111,501,320

	$147,119,452	$17,670,236		$47,522,913	$212,312,601

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$434,139	$955,789	(b)	$1,000,000	$2,389,928
Convertible notes	-	5,862,036	(a)	(5,862,036)	-

Asset retirement obligation	934,966	190,697		-	1,125,663
Future income tax liability	10,694,603	-	(a)	20,250,000	30,944,603

	12,063,708	7,008,522		15,387,964	34,460,194

Shareholders' equity
Share capital	148,340,738	12,659,028	(a)	24,247,732	185,247,498
Contributed surplus	6,022,182	3,292,398	(a)	2,597,505	11,912,085
Equity portion of convertible notes	-	2,283,367	(a)	(2,283,367)	-
Commitment to issue shares	1,525,000	-		-	1,525,000
Deficit	(20,832,176)	(7,573,079)	(a)	7,573,079	(20,832,176)

	135,055,744	10,661,714		32,134,949	177,852,407

	$147,119,452	$17,670,236		$47,522,913	$212,312,601

Basis of presentation (Note 1)
Pro-forma transactions (Note 2)
.

The accompanying notes are an integral part of these pro-forma consolidated financial statements.

ENERGY METALS CORPORATION
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
THREE MONTHS ENDED SEPTEMBER 30, 2006
(Unaudited – See Compilation Report)

	As Reported

	Energy Metals	High Plains		Pro-forma	Pro-forma
	Corporation	Uranium, Inc.	Note 2	Adjustments	Consolidated

EXPENSES

Advertising and promotion	$105,833	$465		$-	$106,298
Amortization	66,341	7,584		-	73,925
Automobile	4,645	-		-	4,645
Bank charges and interest	6,311	30,426	(a)	(26,477)	10,260
Consulting fees	453,032	478,919		-	931,951
Filing and regulatory fees	17,085	14,414		-	31,499
Insurance	58,135	46,041		-	104,176
Management fees	52,500	18,790		-	71,290
Office and miscellaneous	86,593	60,282		-	146,875
Professional fees	356,797	701,659		-	1,058,456
Rent	69,359	12,642		-	82,001
Repairs and maintenance	27,840	413		-	28,253
Salaries and benefits	527,867	245,555		-	773,422
Scanning and maps	79,636	854		-	80,490
Stock-based compensation	1,586,253	266,714		-	1,852,967
Telephone	17,107	8,124		-	25,231
Transfer agent	13,817	8,306		-	22,123
Travel	105,363	52,749		-	158,112

Loss before other items	(3,634,514)	(1,953,937)		26,477	(5,561,974)

OTHER ITEMS
Accretion of convertible debentures	-	(168,418)	(a)	168,418	-
Accretion of reclamation obligation	(19,557)	(2,133)		-	(21,690)
Allowance for decline on marketable
securities	-	(14,322)		-	(14,322)
Dividend income	-	712		-	712
Foreign exchange loss	(65,682)	(32,646)		-	(98,328)
Gain on sale of marketable securities	513,979	536		-	514,515
Loss on sale of fixed assets	-	(1,730)		-	(1,730)
Interest income	788,800	30,619	(a)	(26,477)	792,942

	1,217,540	(187,382)		141,941	1,172,099

LOSS FOR THE PERIOD	$(2,416,974)	$(2,141,319)		$168,418	$(4,389,875)

Basic and diluted loss per share	$(0.04)				$(0.06)

Weighted average number of common
shares (Note 3)	64,695,587				72,744,870

The accompanying notes are an integral part of these pro-forma consolidated financial statements.

ENERGY METALS CORPORATION
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2006
(Unaudited – See Compilation Report)

	As Reported

	Energy Metals	High Plains	Quincy Energy		Pro-forma	Pro-forma
	Corporation	Uranium, Inc.	Corp.	Note 2	Adjustments	Consolidated

EXPENSES

Advertising and promotion	$182,309	$47,777	$133,116		$-	$363,202
Amortization	115,204	20,855	-		-	136,059
Bank charges and interest	28,829	7,577	-		-	36,406
Consulting fees	1,019,274	532,069	753,477		-	2,304,820
Exploration expenditures	-	-	7,466,975	(c)	(7,466,975)	-
Filing and regulatory fees	213,888	108,222	-		-	322,110
Insurance	23,117	51,287	-		-	74,404
Management fees	340,000	69,925	-		-	409,925
Office and miscellaneous	186,918	315,442	567,747		-	1,070,107
Professional fees	937,932	538,545	360,395		-	1,836,872
Rent	96,390	82,117	-		-	178,507
Repairs and maintenance	15,979	5,066	-		-	21,045
Salaries and benefits	638,108	821,861	-		-	1,459,969
Scanning and maps	63,208	33,374	-		-	96,582
Stock-based compensation	2,479,411	649,688	421,688		-	3,550,787
Telephone	46,656	34,203	-		-	80,859
Transfer agent	51,938	3,134	-		-	55,072
Travel	356,409	206,408	-		-	562,817

Loss before other items	(6,795,570)	(3,527,550)	(9,703,398)		7,466,975	(12,559,543)

OTHER ITEMS
Accretion of reclamation obligation	(24,265)	(10,560)	-		-	(34,825)
Allowance for decline on marketable
securities	(212,138)	(77,056)	-		-	(289,194)
Dividend income	-	1,780	-		-	1,780
Foreign exchange gain	82,816	-	712,472		-	795,288
Gain on sale of marketable
securities	33,545	11,386	-		-	44,931
Interest income	1,261,643	249,209	136,885		-	1,647,737

	1,141,601	174,759	849,357		-	2,165,717

Loss before income taxes	(5,653,969)	(3,352,791)	(8,854,041)		7,466,975	(10,393,826)

Future income tax recovery	122,000	-	-		-	122,000

LOSS FOR THE YEAR	$(5,531,969)	$(3,352,791)	$(8,854,041)		$7,466,975	$(10,271,826)

Basic and diluted loss per share	$(0.16)					$(0.20)

Weighted average number of common
Shares (Note 3)	35,328,561					52,278,589

The accompanying notes are an integral part of these pro-forma consolidated financial statements.

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

1.	BASIS OF PRESENTATION

The accompanying unaudited pro-forma consolidated financial statements of Energy Metals Corporation (“Energy” or the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada using the same accounting policies as described in Energy’s annual consolidated financial statements. The unaudited pro-forma consolidated financial statements have been prepared for inclusion in an Information Circular dated December 7, 2006 in conjunction with the acquisition of all of the outstanding common shares of High Plains Uranium, Inc. (“High Plains”) in a share for share exchange with Energy.

The acquisition is subject to acceptance by shareholders of High Plains and certain securities regulatory approvals. In the opinion of management, the pro-forma consolidated financial statements include all adjustments necessary for fair presentation of the transactions as described in Note 2.

The unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position or results of operations which would have resulted if the acquisition had actually occurred as assumed.

The unaudited pro-forma consolidated financial statements have been derived from and should be read in conjunction with the consolidated financial statements of Energy, High Plains and Quincy Energy Corp. (“Quincy”) as follows:

	a)	the audited consolidated financial statements of Energy for the year ended June 30, 2006;

	b)	the unaudited consolidated financial statements of Energy as at September 30, 2006 and for the three month period then ended;

	c)	the audited consolidated financial statements of High Plains for the year ended March 31, 2006;

	d)	the unaudited consolidated financial statements of High Plains as at September 30, 2006 and for the three month period then ended and for the periods ended June 30, 2006 and 2005;

	e)	the audited consolidated financial statements of Quincy for the year ended April 30, 2006;

The unaudited consolidated financial statements of Energy as at September 30, 2006 and for the three month period then ended include the acquisition of Quincy, which occurred on July 10, 2006. The unaudited pro-forma consolidated balance sheet has been prepared as if the acquisition of High Plains had occurred on September 30, 2006. The unaudited pro-forma consolidated statement of operations have been prepared as if the acquisition of High Plains and Quincy had occurred on July 1, 2005.

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

1.	BASIS OF PRESENTATION (cont’d…)

The pro-forma consolidated balance sheet has been prepared using the current rate method by converting the High Plains balance sheet into Canadian dollars using the September 30, 2006 exchange rate of 1.1153 Canadian dollar to one United States dollar. The pro-forma consolidated statements of operations have been prepared by converting the operations of High Plains for the three months ended September 30, 2006 and the year ended June 30, 2006 into Canadian dollars using the average exchange rates for the periods of 1.1212 and 1.1629 Canadian dollars to one United States dollar, respectively. The pro-forma consolidated statements of operations have been prepared by converting the operations of Quincy for the year ended June 30, 2006 into Canadian dollars using the average exchange rates for the period of 1.1856 Canadian dollars to one United States dollar.

The unaudited pro-forma consolidated financial statements have been prepared for illustrative purposes only and may not be indicative of the combined entities’ financial position or operating results that would have occurred if the acquisitions had been in effect at the dates indicated. Furthermore, the pro-forma consolidated statements of operations are not necessarily indicative of the operating results that may be obtained by the Company in the future. In addition, the Company has not completed the process of allocating the costs of the acquisition of High Plains to the fair value of assets acquired and liabilities assumed and expects that once it completes this exercise, there may be material adjustments to the preliminary estimates used in preparing these pro-forma consolidated financial statements.

Acquisition of High Plains

Energy and High Plains jointly announced on August 15, 2006 their agreement for Energy to acquire all of the outstanding common shares, options and warrants to purchase common shares of High Plains. On November 15, 2006, a definitive agreement was signed. Under the agreement, Energy will exchange one common share of Energy for 4.5 to 6.2 common shares of High Plains, depending upon the volume-weighted average trading price on the 20 trading days prior to the close of the acquisition. For purposes of these Pro-Forma statements, a conversion rate of 6.2 is used because management considers this exchange rate more likely to occur in light of current events. A total of approximately 7,403,732 Energy common shares is assumed to be issued in the exchange of common shares.

Immediately following the exchange, assuming that all High Plains options and warrants are exchanged and exercised, approximately 83% of Energy’s outstanding common shares would be held by Energy shareholders and 17% would be held by former High Plains shareholders. Energy’s board of directors and management will continue in their positions after the transaction and one person designated by High Plains will be a director of Energy. The corporate office of the combined company will be the headquarters of Energy. As Energy is the acquirer for purposes of applying purchase accounting, High Plains’ assets and liabilities have been restated in the pro-forma consolidated financial statements to reflect their estimated fair values as of the date of the announcement of the proposed acquisition.

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

2.	PRO-FORMA TRANSACTIONS

Pro-forma assumptions relating to the acquisition of High Plains

a)

Energy issues 7,403,732 common shares to the shareholders of High Plains in exchange for 45,903,141 shares of High Plains. Included in long term investments of the Company as at September 30, 2006 are 2,810,500 common shares of High Plains recorded at $2,445,936. These will be exchanged for 453,306 common shares of Energy and recorded as treasury stock. All of High Plains’ assets and liabilities have been restated where appropriate to reflect estimated fair market values as described in the description of the business combination and basis of presentation using purchase accounting concepts. Fair values of mining properties and the property, plant and equipment are determined based upon management’s estimate. The final allocation of the purchase price and the fair value of High Plains’ assets and liabilities are subject to completion of definitive appraisals which would be carried out following completion of the acquisitions.

The cost of the acquisition is based on the fair market value of the consideration given, estimated to be $54,242,599, of which $36,906,760 is accounted for as an increase to share capital, $5,889,903 is recorded as an increase to contributed surplus, $1,000,000 is recorded as the estimated costs of the transaction and $10,445,936 is accounted for as a reduction of long-term investments for Energy’s cost of investment in High Plains as at September 30, 2006. The deficit and contributed surplus of High Plains are eliminated in purchase accounting.

The preliminary allocation of the purchase price is summarized in the table below. This allocation is subject to change.

Purchase price:
6,950,426 Energy common shares (net of 453,306 treasury shares) issued in exchange for 43,092,641 High Plains common shares outstanding
(net of 2,810,500 shares held in long term investments)	$36,906,760
High Plains shares/debentures held by Energy	10,445,936
Estimated value of High Plains outstanding warrants/options	5,889,903
Estimated transaction cost	1,000,000

$54,242,599
Purchase price allocation:
Cash and cash equivalents	$8,074,355
Short-term investments	2,426,447
Receivables	73,483
Prepaid deposits	5,428
Long-term investments	30,602
Reclamation deposits	178,010
Property, plant and equipment	139,798
Mineral properties	64,710,962
Accounts payable and accrued liabilities	(955,789)
Asset retirement obligation	(190,697)
Future income tax liability	(20,250,000)

Total allocation of purchase price	$54,242,599

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

2.	PRO-FORMA TRANSACTIONS (Cont’d…)

	b)	Total transaction costs and fees, including advisors, legal, accounting, exchange fees, regulatory fees, and High Plains’ severance costs are estimated to be approximately $1,000,000.

c)

The pro-forma consolidated statement of operations for the year ended June 30, 2006 incorporates the results of operations of Quincy for the period from May 1, 2005 to April 30, 2006 (Note 7). The acquisition of Quincy, accounted for using the purchase method, was completed on July 10, 2006 pursuant to which the Company issued 9,999,602 common shares. As a result, the pro-forma consolidated balance sheet as at September 30, 2006 and for the pro-forma consolidated statement of operations for the three months then ended included the accounts of Quincy. The operations for the period from July 1, 2006 to July 9, 2006 were not significant.

Quincy’s exploration costs for the year ended April 30, 2006 of $7,466,975 had been capitalized as deferred exploration costs to correspond with Energy’s accounting policy.

	d)	No adjustments have been made to reflect expected synergies or cost savings of the proposed merger.

3.	PRO-FORMA LOSS PER SHARE

The pro-forma basic and diluted loss per share has been calculated on the assumption that the 7,403,732 Energy shares issued on acquisition of High Plains and the 9,999,602 Energy shares issued on acquisition of Quincy were issued on the first day of the respective periods.

Three months ended September 30, 2006

	Issued and outstanding Energy
	common shares	Stated value

Weighted average number of Energy common shares	64,695,587	$148,340,738
Additional weighted average number of Energy
common
shares assuming acquisition of Quincy on July 1,
2006	1,098,857	-
Number of Energy common shares issued to High
Plains’
shareholders	7,403,732	39,352,696

Less: treasury stock	(453,306)	(2,445,936)
Pro-forma weighted average number of shares of
Energy	72,744,870	$185,247,498

Pro-forma loss for the period	$(4,389,875)

Pro-forma basic and diluted loss per share	$(0.06)

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

3.	PRO-FORMA LOSS PER SHARE (cont’d…)

Year ended June 30, 2006

Issued and outstanding
Energy common shares

Weighted average number of Energy common shares	35,328,561
Number of Energy common shares issued on
acquisition of Quincy	9,999,602
Number of Energy common shares issued to High Plains’
shareholders	7,403,732
Less: treasury stock	(453,306)
Pro-forma weighted average number of shares of Energy	52,278,589
Pro-forma loss for the year	$(10,271,826)
Pro-forma basic and diluted loss per share	$(0.20)

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

4.	HIGH PLAINS URANIUM, INC. – BALANCE SHEET TRANSLATION TO CANADIAN DOLLARS

Balance sheet as at September 30, 2006

	High Plains		High Plains
	Uranium, Inc.		Uranium, Inc.
	USD	Exchange rate	CAD

Cash and cash equivalents	$7,239,626	1.1153	$8,074,355
Short-term investments	2,072,306	1.1153	2,311,243
Receivables	65,886	1.1153	73,483
Prepaid expenses and deposits	4,867	1.1153	5,428

Long-term investments – Sundance Diamonds	27,438	1.1153	30,602
Reclamation deposits	159,607	1.1153	178,010
Property, plant and equipment	125,346	1.1153	139,798
Mineral properties	6,148,406	1.1153	6,857,317

	$15,843,482		$17,670,236

Accounts payable and accrued liabilities	$856,979	1.1153	$955,789
Convertible debentures	5,256,017	1.1153	5,862,036
Asset retirement obligation	170,983	1.1153	190,697

	6,283,979		7,008,522

Share capital	11,350,334	1.1153	12,659,028
Contributed surplus	2,952,029	1.1153	3,292,398
Convertible option	2,047,312	1.1153	2,283,367
Deficit	(6,790,172)	1.1153	(7,573,079)

	9,559,503		10,661,714

	$15,843,482		$17,670,236

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

5.	HIGH PLAINS URANIUM, INC. – STATEMENT OF OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED JUNE 30, 2006 TRANSLATION TO CANADIAN DOLLARS

Statement of operations for the year ended June 30, 2006

	High Plains		High Plains
	Uranium, Inc.		Uranium, Inc.
	USD	Exchange rate	CAD
	Twelve month		Twelve month
	period ended		period ended
	June 30, 2006		June 30, 2006

EXPENSES
Advertising and promotion	$41,084	1.1629	$47,777
Amortization	17,934	1.1629	20,855
Bank charges and interest	6,516	1.1629	7,577
Consulting fees	457,536	1.1629	532,069
Filing and regulatory fees	93,062	1.1629	108,222
Insurance	44,103	1.1629	51,287
Management fees	60,130	1.1629	69,925
Office and miscellaneous	271,255	1.1629	315,442
Professional fees	463,105	1.1629	538,545
Rent	70,614	1.1629	82,117
Repairs and maintenance	4,356	1.1629	5,066
Salaries and benefits	706,734	1.1629	821,861
Scanning and maps	28,699	1.1629	33,374
Stock-based compensation	558,679	1.1629	649,688
Telephone	29,412	1.1629	34,203
Transfer agent	2,695	1.1629	3,134
Travel	177,494	1.1629	206,408

Loss before other items	(3,033,408)		(3,527,550)

OTHER ITEMS
Accretion of reclamation obligation	(9,081)	1.1629	(10,560)
Allowance for decline on marketable securities	(66,262)	1.1629	(77,056)
Dividend income	1,531	1.1629	1,780
Gain (loss) on sale of marketable securities	9,791	1.1629	11,386
Interest income	214,300	1.1629	249,209

	150,279		174,759

LOSS FOR THE YEAR	$(2,883,129)		$(3,352,791)

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

5.	HIGH PLAINS URANIUM, INC. – STATEMENT OF OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED JUNE 30, 2006 TRANSLATION TO CANADIAN DOLLARS (cont’d…)

Statement of operations for the twelve month period ended June 30, 2006 in USD

	(A)	(B)	(C)	(A + B - C)
	High Plains	High Plains	High Plains	High Plains
	Uranium, Inc.	Uranium, Inc.	Uranium, Inc.	Uranium, Inc.
	USD	USD	USD	USD
	Year ended	Three month	Three month	Twelve month
	March 31,	period ended	period ended	period ended
	2006	June 30, 2006	June 30, 2005	June 30, 2006

EXPENSES
Advertising and promotion	$24,435	$16,649	$-	$41,084
Amortization	12,405	6,764	1,235	17,934
Bank charges and interest	23,696	772	17,952	6,516
Consulting fees	689,525	137,140	369,129	457,536
Filing and regulatory fees	83,667	13,895	4,500	93,062
Insurance	40,104	10,493	6,494	44,103
Management fees	44,547	15,583	-	60,130
Office and miscellaneous	259,556	58,750	47,051	271,255
Professional fees	421,863	267,523	226,281	463,105
Rent	63,298	20,946	13,630	70,614
Repairs and maintenance	4,704	757	1,105	4,356
Salaries and benefits	516,809	223,140	33,215	706,734
Scanning and maps	31,340	4,282	6,923	28,699
Stock-based compensation	577,301	108,978	127,600	558,679
Telephone	31,210	6,248	8,046	29,412
Transfer agent	13,721	2,069	13,095	2,695
Travel	199,238	61,306	83,050	177,494

Loss before other items	(3,037,419)	(955,295)	(959,306)	(3,033,408)

OTHER ITEMS
Accretion of convertible notes	(9,294)	-	(9,294)	-
Accretion of reclamation obligation	(7,200)	(1,881)	-	(9,081)
Allowance for decline on marketable securities	(138,310)	(952)	(73,000)	(66,262)
Dividend income	1,008	570	47	1,531
Gain (loss) on sale of marketable securities	9,282	509	-	9,791
Interest income	184,456	44,177	14,333	214,300

	39,942	42,423	(67,914)	150,279

LOSS FOR THE PERIOD	$(2,997,477)	$(912,872)	$(1,027,220)	$(2,883,129)

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

6.	HIGH PLAINS URANIUM, INC. – STATEMENT OF OPERATIONS FOR THE THREE MONTH PERIOD TRANSLATION TO CANADIAN DOLLARS

Statement of operations for the three month period ended September 30, 2006:

	High Plains		High Plains
	Uranium, Inc.		Uranium, Inc.
	USD	Exchange rate	CAD
	Three month		Three month
	period ended		period ended
	September 30,		September 30,
	2006		2006

EXPENSES
Advertising and promotion	$415	1.1212	$465
Amortization	6,764	1.1212	7,584
Bank charges and interest	27,137	1.1212	30,426
Consulting fees	427,149	1.1212	478,919
Filing and regulatory fees	12,856	1.1212	14,414
Insurance	41,064	1.1212	46,041
Management fees	16,759	1.1212	18,790
Office and miscellaneous	53,766	1.1212	60,282
Professional fees	625,811	1.1212	701,659
Rent	11,275	1.1212	12,642
Repairs and maintenance	368	1.1212	413
Salaries and benefits	219,011	1.1212	245,555
Scanning and maps	762	1.1212	854
Stock-based compensation	237,883	1.1212	266,714
Telephone	7,246	1.1212	8,124
Transfer agent	7,408	1.1212	8,306
Travel	47,047	1.1212	52,749

Loss before other items	(1,742,721)		(1,953,937)

OTHER ITEMS
Accretion of convertible notes	(150,212)	1.1212	(168,418)
Accretion of reclamation obligation	(1,902)	1.1212	(2,133)
Allowance for decline on marketable securities	(12,774)	1.1212	(14,322)
Dividend income	635	1.1212	712
Foreign exchange loss	(29,117)	1.1212	(32,646)
Gain (loss) on sale of marketable securities	478	1.1212	536
Gain (loss) on sale of fixed assets	(1,543)	1.1212	(1,730)
Interest income	27,309	1.1212	30,619
	(167,126)		(187,382

LOSS FOR THE PERIOD	$(1,909,847)		$(2,141,319)

ENERGY METALS CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
SEPTEMBER 30, 2006

7.	QUINCY ENERGY CORP. – STATEMENT OF OPERATIONS FOR THE TWELVE MONTH PERIOD TRANSLATION TO CANADIAN DOLLARS

Statement of operations for the year ended April 30, 2006

	Quincy Energy		Quincy Energy
	Corp.		Corp.
	USD		CAD
	Year ended		Year ended
	April 30, 2006	Exchange rate	April 30, 2006

EXPENSES
Advertising and promotion	$112,277	1.1856	$133,116
Amortization	-		-
Bank charges and interest	-		-
Consulting fees	635,524	1.1856	753,477
Exploration expenditures	6,298,056	1.1856	7,466,975
Filing and regulatory fees	-		-
Insurance	-		-
Management fees	-		-
Office and miscellaneous	478,869	1.1856	567,747
Professional fees	303,977	1.1856	360,395
Rent	-		-
Repairs and maintenance	-		-
Salaries and benefits	-		-
Scanning and maps	-		-
Stock-based compensation	355,675	1.1856	421,688
Telephone	-		-
Transfer agent	-		-
Travel	-		-
Loss before other items	(8,184,378)		(9,703,398)

OTHER ITEMS
Accretion of convertible notes	-		-
Accretion of reclamation obligation	-		-
Allowance for decline on marketable securities	-		-
Dividend income	-		-
Foreign exchange gain	600,938	1.1856	712,472
Gain on sale of marketable securities	-		-
Gain on sale of fixed assets	-		-
Interest income	115,456	1.1856	136,885
	716,394		849,357
LOSS FOR THE YEAR	$(7,467,984)		$(8,854,041)

(This page intentionally left blank)

APPENDIX “H” - FAIRNESS OPINION

- H -

WESTWIND

We get it done

September 26, 2006

70 York St., 10th Floor
Toronto, ON M5J 1S9
Canada

Ph: 416.815.0888
Fax: 416.815.1808
www.westwindpartners.ca

Board of Directors
High Plains Uranium, Inc.
1718 Capitol Avenue
Cheyenne, Wyoming 82001

To the Board of Directors:

Westwind Partners Inc. ("Westwind") understands that High Plains Uranium, Inc. ("HPU" or the "Company") has entered into a letter of intent which provides for the business combination of Energy Metals Corporation ("EMC") and HPU. The details of this transaction (the "Transaction") were made public on August 15, 2006.

Westwind understands that under the terms of the agreement, EMC and HPU will complete the Transaction by way of share exchange at a deemed value of CAD$1.15 per HPU common share, provided that the number of HPU common shares in exchange for each EMC common share shall not be less than 4.5 or greater than 6.2 HPU common shares (the "Share Exchange Ratio"). For purposes of calculating the Share Exchange Ratio, EMC's common shares will be attributed a value equal to the volume-weighted average trading price (the "VWAP") on the 20 trading days prior to the close of the Transaction. The Transaction is subject to completion of a definitive agreement, due diligence, receipt of regulatory approval and shareholder approval.

Engagement

Pursuant to an engagement letter dated August 30, 2006, Westwind was retained by the Company to provide services that included financial advisory services and assistance to the Company in connection with the Transaction and the preparation and delivery to the HPU Board of Directors (the "Board") of an opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Transaction to the holders of common shares of HPU (collectively, the "Engagement"). Westwind has not been engaged to prepare a valuation of HPU or any of its respective securities or assets, and the Fairness Opinion should not be construed as such, nor as a recommendation to any holders of common shares to accept the recommendation of the Board to vote in favour of the Transaction. Our Fairness Opinion is not, and should not be construed as, advice as to the price at which shares of HPU (before or after the completion of the Transaction) may trade at any future date.

Westwind will be paid a fee by HPU in connection with the financial advisory services provided to the Company and to the delivery of the Fairness Opinion to the Board and will be reimbursed for any reasonable out-of-pocket expenses and will be indemnified by HPU in certain circumstances. Westwind's Fairness Opinion fee is not contingent on any conclusions as to the fairness of the consideration offered under the Transaction and is only payable subject to and upon the delivery of the Fairness Opinion to the Board. Westwind understands that the Fairness Opinion and summary thereof may be included in any regulatory filings and Westwind consents to such filings and related disclosure.

1

Westwind Independence

Westwind is not an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of HPU or any of its respective associates or affiliates. Other than the Engagement, Westwind has not been engaged to provide any financial advisory services nor has it participated in any financings involving HPU or EMC or any of their respective associates or affiliates within the past two years.

Westwind acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, and may in the future have, positions in securities of HPU and, from time to time, may execute transactions for HPU and on behalf of clients for which it received or may receive compensation. In addition, Westwind, as an investment dealer, conducts research on securities and may in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to HPU. Westwind may in the future in the ordinary course of business provide financial advisory, investment banking or other financial services to HPU.

Qualifications of Westwind

Westwind is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity sales and trading, and investment research. Westwind is a member of the Investment Dealers Association of Canada, the Montreal Bourse and the Canadian Investor Protection Fund and a participating organization of the Toronto Stock Exchange. Westwind is registered as a broker and investment dealer in the provinces of Quebec, Ontario, Alberta and British Columbia.

The principals of Westwind have been involved in a significant number of transactions involving fairness opinions and valuations of private and publicly traded companies. The professionals primarily involved in the preparation of this Fairness Opinion include senior officers and directors of Westwind who are experienced in merger, acquisition, divestiture, and valuation matters. The Fairness Opinion expressed herein represents the opinion of Westwind and the form and content thereof have been approved for release by its Management Committee.

Scope of Review

In preparing this Fairness Opinion, Westwind has reviewed, considered and relied upon, or carried out, among other things, the following:

1. HPU Annual Consolidated Financial Statements as of March 31, 2006 and Annual Information Form;
2. EMC Annual Consolidated Financial Statements as of June 30, 2005 and Annual Information Form;
3. HPU Interim Consolidated Financial Statements as of June 30, 2006;
4. EMC Interim Consolidated Financial Statements as of March 31, 2006;
5. Certain publicly available business and financial information relating to HPU which Westwind considered to be relevant;

2

70 York Street, 10th Floor, Toronto, Ontario, Canada M5J 1S9 • Ph: 416.815.0888 • Fax: 416.815.1808

6. Certain industry reports we considered necessary;
7. Publicly available information regarding the stock trading history of HPU's common shares and other selected public companies that we considered relevant;
8. Evaluation of the trading multiples of various public companies that have similar characteristics to HPU;
9. An analysis of comparable M&A transactions that have similar characteristics to HPU; and
10. Such other information, discussion or analyses as Westwind considered necessary or appropriate in the circumstances.

We have not, to the best of our knowledge, been denied access by HPU to any information that we requested relating to HPU or the Transaction in the course of preparation of the Fairness Opinion.

Assumptions and Limitations

We have relied upon the accuracy, completeness and fair representation related to all financial and other information, data, advice, representations and opinions (collectively, the "Information") referred to above in providing our Fairness Opinion and our Fairness Opinion is conditional upon the completeness, accuracy and fair representation of such Information and there being no "misrepresentation" (as defined in the Securities Act (Ontario)) in any Information. However, in accordance with the terms of our Engagement, but subject to the exercise of our professional judgment, we have not independently verified the accuracy or completeness of any such Information. We have assumed that the representations and warranties of the respective parties to the Transaction are and will on execution be true, accurate and complete in all material respects.

The Chief Executive Officer and the Chief Financial Officer of HPU, on behalf of the Company, have represented to us, among other things, that the Information relating to the Company or the Transaction provided to us on behalf of HPU was and is complete and accurate at the date the Information was provided and since the date the Information was provided, there has been no material change, financial or otherwise in the financial condition, assets, liabilities, contingent or otherwise, business, operations or prospects of HPU and no material change has occurred in the Information which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

Our opinion is provided on the basis of the securities markets, economic and general business and financial conditions prevailing at the date hereof and the condition and prospects, financial and otherwise, of HPU and EMC as they were reflected in the Information.

We believe that the analyses and factors considered in arriving at our Fairness Opinion are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached.

In arriving at our opinion, in addition to the facts and conclusions contained in the materials, information, representations, reports and opinions referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the proposed

3

70 York Street, 10th Floor, Toronto, Ontario, Canada M5J 1S9 • Ph: 416.815.0888 • Fax: 416.815.1808

Transaction and we express no opinion on such procedures. In addition, we have assumed that all conditions required to implement the proposed Transaction will be met.

We understand that the Transaction is not subject to the formal valuation requirements under Ontario Securities Commission Rule 61-501 or policy Q-27 of the Authorité des marchés financiers. Accordingly, we have not been engaged to provide a formal valuation of the Company, its principal assets or its common shares and this Fairness Opinion should not be construed as such.

Fairness Methodology

In connection with the provision of this Fairness Opinion, we have performed a variety of financial and comparative analyses, including but not limited to: evaluation of market capitalization, publicly traded comparables and precedent transaction comparables. In arriving at our Fairness Opinion, we have not attributed any particular weight to any specific analysis or factors considered by us, but rather have made qualitative judgments based on our experience in rendering such opinions and on the circumstances and information as a whole then prevailing.

Fairness Opinion

This opinion has been prepared for the exclusive use of, and may only be used or relied upon by, the Board in connection with its consideration of the Transaction and may not be used or relied upon by any other person without the express prior written consent of Westwind.

This opinion is given as of the date hereof and Westwind disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion that may come or be brought to our attention after the date hereof. Without limiting the generality of the foregoing, if there is any material change in any fact or matter affecting our Fairness Opinion after the date hereof, Westwind reserves the right to change, modify or withdraw the fairness opinion prior to the completion of the Transaction.

Sincerely yours,

Westwind Partners Inc.

WESTWIND PARTNERS INC.

Per: John Jentz
Name: John W. Jentz
Title: Director

4

70 York Street, 10th Floor, Toronto, Ontario, Canada M5J 1S9 • Ph: 416.815.0888 • Fax: 416.815.1808

(This page intentionally left blank)

APPENDIX “I” - DISSENT RIGHTS:
SECTION 131 OF THE BUSINESS CORPORATIONS ACT (NEW BRUNSWICK)

131(1)               Subject to sections 132 and 166, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 128(4)(d) that affects the holder or if the corporation resolves to

(a)        amend its articles under section 113 to add, change or remove restrictions on the transfer of shares of a class or series of the shares of the corporation;

(b)        amend its articles under section 113 to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

(c)        amend its articles under section 113 to provide that meetings of the shareholders may be held outside New Brunswick at one or more specified places;

(d)        amalgamate with another corporation, otherwise than under section 123; (e) be continued under the laws of another jurisdiction under section 127; or (f) sell, lease or exchange all or substantially all its property under subsection 130(1).

131(2)               A holder of shares of any class or series of shares entitled to vote under section 115 may dissent if the corporation resolves to amend its articles in a manner described in that section.

131(3)               In addition to any other right he may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which he dissents becomes effective, or an order is made under subsection 128(5), to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the day before the resolution is adopted or an order is made, but in determining the fair value of the shares any change in value reasonably attributable to the anticipated adoption of the resolution shall be excluded.

131(4)               A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

131(5)               A dissenting shareholder shall send to the registered office of the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of his right to dissent.

131(6)               The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has sent the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn his objection.

131(7)               A dissenting shareholder shall, within twenty days after he receives a notice under subsection (6), or, if he does not receive such notice, within twenty days after he learns that the resolution has been adopted, send to the corporation a written notice containing

(a)	his name and address;

(b)	the number and class of shares in respect of which he dissents; and

(c)	a demand for payment of the fair value of such shares.

- I 1 -

131(8)               Not later than the thirtieth day after the sending of a notice under subsection (7), a dissenting shareholder shall send the certificates representing the shares in respect of which he dissents to the corporation or its transfer agent.

131(9)               A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

131(10)             A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

131(11)               On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares as determined under this section except where

(a)        the dissenting shareholder withdraws his notice before the corporation makes an offer under subsection (12),

(b)        the corporation fails to make an offer in accordance with subsection (12) and the dissenting shareholder withdraws his notice, or

(c)        the directors revoke a resolution to amend the articles under subsection 113(2), terminate an amalgamation agreement under subsection 122(6), abandon an application for continuance under subsection 127(5), or abandon a sale, lease or exchange under subsection 130(7), in which case his rights as the holder of the shares in respect of which he had dissented are reinstated as of the date he sent the notice referred to in subsection (7), and he is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that have been endorsed in accordance with subsection (10), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

131(12)               A corporation shall, not later than fourteen days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)        a written offer to pay for his shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)        if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

131(13)               Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

131(14)               Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

131(15)               Where a corporation fails to make an offer under subsection (12) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the Court may allow, apply to the Court to fix a fair value for the shares of any dissenting shareholder.

131(16)               If a corporation fails to apply to the Court under subsection (15), a dissenting shareholder may apply to the Court for the same purpose within a further period of twenty days or within such further period as the Court may allow.

- I 2 -

131(17)               If a corporation fails to comply with subsection (12), then the costs of a shareholder application under subsection (16) are to be borne by the corporation unless the Court otherwise orders.

131(18)               Before making application to the Court under subsection (15) or not later than seven days after receiving notice of an application to the Court under subsection (16), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)        has sent to the corporation the notice referred to in subsection (7), and

(b)        has not accepted an offer made by the corporation under subsection (12), if such offer was made,

of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in paragraphs (a) and (b), within three days after he satisfies such conditions.

131(19)               All dissenting shareholders who satisfy the conditions set out in paragraphs (18)(a) and (b) shall be deemed to be joined as parties to an application under subsection (15) or (16) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the Court in the proceedings commenced by the application.

131(20)               Upon an application to the Court under subsection (15) or (16), the Court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the Court shall then fix a fair value for the shares of all dissenting shareholders.

131(21)               The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the shares of the dissenting shareholders.

131(22)               The final order of the Court in the proceedings commenced by an application under subsection (15) or (16) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in paragraphs (18)(a) and (b).

131(23)               The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

131(24)               Where subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

131(25)               Where subsection (26) applies, a dissenting shareholder, by written notice delivered to the registered office of the corporation within thirty days after receiving a notice under subsection (24), may

(a)        withdraw his notice of dissent, in which case the corporation shall be deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, or

(b)        retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

131(26)               A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)        the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)        the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

- I 3 -

131(27)               Upon application by a corporation that proposes to take any of the actions referred to in subsection (1), the Court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (3), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance with such terms and conditions as the Court thinks fit and notice of any such application and a copy of any order made by the Court upon such application shall be served upon the Director.

131(28)               The Director may appoint counsel to assist the Court upon the hearing of an application under subsection (27).

1991, c.27, s.5.

- I 4 -

(This page intentionally left blank)

APPENDIX “J” – ORDINARY RESOLUTION

BE IT HEREBY RESOLVED as an ordinary resolution of the Corporation that:

Section 9 of By-law No.1 of High Plains Uranium, Inc. is amended as follows:

Quorum. A quorum for any meeting of shareholders shall be composed of those person(s) who are shareholders, and together holding or representing by proxy not less than 10% of the outstanding shares of the Corporation entitled to vote at the meeting.

- J -